7/1.9

Follow-Up Materials


06015312

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME John Keells Holdings

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 03824 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 7/19/06

3-81-06
AR/S

bold


John
Keells
Group



Keells Consultants Limited

Keells Consultants

P.O. Box 76, 130, Glennie Street, Colombo 2, Sri Lanka.
Telephone: 2306000 (10 lines), 2421101 (8 lines) Fax: 2447087
e-mail: jkh@keells.com Website: www.keells.com

May 25, 2006.

Ms. Surekha Sellahewa,
Colombo Stock Exchange,
#04-01 West Block,
World Trade Centre,
Echelon Square,
Colombo 01.

Fax : 2448925 / 2445279

Dear Madam,

JOHN KEELLS HOLDINGS LIMITED
FINAL DIVIDEND OF 10% FOR THE FINANCIAL YEAR ENDED 31/03/2006

The Annual General Meeting of the above company will be held on 30th June 2006.

The final dividend of 10% will be paid on 30th June 2006. The share transfer books of the company will be closed with effect from 26th June 2006 to 30th June 2006 (Both days inclusive). Kindly forward us the Ex dividend date.

Yours faithfully,
For JOHN KEELLS HOLDINGS LIMITED
KEELLS CONSULTANTS LIMITED

SECRETARIES


John
Keells
Group


John
Keells
Group

John Keells Holdings Limited

130 Glennie Street, Colombo 2, Sri Lanka
Tel +94 (11) 230 6000 Fax +94 (11) 244 7087
jkh@keells.com www.keells.com

26th May 2006

The Director
Colombo Stock Exchange
World Trade Centre
Colombo

Attn : Ms S. Sellehewa
Fax: 2448925

Dear Madam,

JOHN KEELLS HOLDINGS LIMITED – SCRIP ISSUE

We write to inform you that the Board of Directors has today decided to make a scrip issue of one (1) new ordinary share for every seven (7) ordinary shares held.

Yours faithfully,
John Keells Holdings Limited

J R F Peiris
Group Finance Director

JOHN KEELLS HOLDINGS LIMITED CIRCULAR TO SHAREHOLDERS

29th May 2006

Dear Sir/Madam,

CAPITALISATION OF RESERVES AND ISSUE OF BONUS SHARES

The Board of Directors of your Company is pleased to recommend to the shareholders a Bonus Issue of 57,163,177 fully paid ordinary shares of Rs. 10/- each to the holders of ordinary shares in the Company as at end of trading on 13th June 2006 in the proportion of one (1) new ordinary share for every seven (7) existing ordinary shares held, by capitalising a sum of Rupees Five Hundred & Seventy One Million Six Hundred & Thirty One Thousand Seven Hundred & Seventy (Rs. 571,631,770/-) being part of the total amount of Rupees Five Billion Two Hundred & Eight Million Five Hundred & Sixty Nine Thousand only (Rs. 5,208,569,000/-) standing to the credit of the share premium account in the books of the Company as at 30th April 2006.

These new shares, upon allotment, will rank pari passu in all respects with the existing issued ordinary shares of the Company, subject to approval of the shareholders, and in any dividend declared after the date of issue. The new shares will not be entitled to the 10% final dividend for the year ended 31st March 2006 which is to be declared at the Annual General Meeting (AGM) to be held on 30th June 2006.

In allocating Bonus Shares the shareholding of the shareholder, as appearing in the Central Depository Systems (Pvt.) Ltd. (CDS) and the Shareholders Register maintained by the Company will be aggregated in so far as the identity of such shareholders is verifiable from the information available with the Company.

Fractional entitlements of ordinary shares will not be allotted to the relevant shareholders. Instead, the sum total of each fraction of shares will be allotted to the person(s) nominated as Trustees by the Directors. These shares will subsequently be sold and the net sale proceeds will be distributed to the members in the proportion of their fractional entitlement.

An application has been made to the Colombo Stock Exchange for a quotation of the new ordinary shares and this application has been approved in principle. Once the requisite resolution has been passed by the shareholders, the Board will allot the new shares and issue Letters of Allotment to the shareholders according to their entitlement with provision for splitting and renunciation.

Please see your Letter of Allotment for instructions, which will be posted to you after the Extraordinary General Meeting to be held for this purpose.

The Share Certificates will be issued within 7 market days from the last date of renunciation.

The requisite resolution to give effect to the above mentioned Bonus Issue is set out in the attached Notice convening the Extraordinary General Meeting. Members who are unable to attend the meeting in person are requested to complete the enclosed Form of Proxy (in accordance with the instructions specified therein) and deposit it at the registered office of the Company not less than 48 hours before the time appointed for the meeting.

BY ORDER OF THE BOARD
JOHN KEELLS HOLDINGS LIMITED
SECRETARIES
KEELLS CONSULTANTS LIMITED

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Shareholders of the Company will be held on 30th June 2006 at the Ceylon Chamber of Commerce, Nawam Mawatha, Colombo 2, immediately after the Annual General Meeting of the Company for the purpose of considering and if thought fit, passing

AS AN ORDINARY RESOLUTION TO CAPITALISE RESERVES AND TO ISSUE SAME AS BONUS SHARES

"That a sum of Rupees Five Hundred & Seventy One Million Six Hundred & Thirty One Thousand Seven Hundred & Seventy (Rs. 571,631,770/-) being part of the total amount standing to the credit of the Share Premium Account in the books of the Company as at 30th April 2006 be appropriated as capital to and amongst the Shareholders or to their nominees as at end of trading on 13th June 2006 in accordance with the respective rights to which they are entitled upon a capitalisation of Reserves and be applied in paying up in full on behalf of the said Shareholders 57,163,177 ordinary shares of Rupees Ten (Rs.10/-) each in the capital of the Company, thereby increasing the Issued Share Capital from Rupees Four Billion One Million Four Hundred & Twenty Two Thousand Four Hundred. (Rs.4,001,422,400/-) to Rupees Four Billion Five Hundred & Seventy Three Million Fifty Four Thousand One Hundred & Seventy (Rs. 4,573,054,170/-) and that such Ordinary Shares be issued and distributed as fully paid Ordinary Shares amongst such shareholders or their nominees in the proportion of one (1) new Ordinary Share for every seven (7) Existing Ordinary Shares of Rupees Ten (Rs.10/-) each held as at the said date, in satisfaction of their respective share and interest in the said capitalised sum and so that the new Ordinary Shares shall be issued on terms that the new Ordinary Shares so issued shall rank pari passu in all respects, including the right to participate in any dividend declared after their issue, with the existing issued Ordinary Shares of Rs.10/- each in the capital of the Company. The new shares will not be entitled to the 10% final dividend for the year ended 31st March 2006 which has been declared at the Annual General Meeting (AGM) on 30th June 2006.

BY ORDER OF THE BOARD
JOHN KEELLS HOLDINGS LIMITED
SECRETARIES
KEELLS CONSULTANTS LIMITED
Colombo
29th May, 2006

Note : A Member who is unable to attend the meeting is entitled to appoint a proxy to attend and vote in his or her place. A proxy need not be a member of the Company. A Form of Proxy accompanies this Notice.

FORM OF PROXY

I / We the undersigned, ... of

.... being a member / s of

John Keells Holdings Limited hereby appoint :

....

of .... or failing him / her

MR. SUSANTHA CHAMINDA RATNAYAKE	of Colombo or failing him
MR. AJIT DAMON GUNEWARDENE	of Colombo or failing him
MR. GERARD SUMITHRA ABEYWARDANE GUNESEKERA	of Colombo or failing him
MR. JAMES RONNIE FELITUS PEIRIS	of Colombo or failing him
MR. TARUN DAS	of Colombo or failing him
MR. SARAVANAMUTHU EASPARATHASAN	of Colombo or failing him
MR. EMMANUEL FRANKLYN GAMINI AMERASINGHE	of Colombo or failing him
MR. NIHAL CHANDRA VITARANA	of Colombo or failing him
MR. STEVEN ENDERBY	of India or failing him
MR. MOHAMED VAZIR MUHSIN	of the United States of America

as my / our proxy to represent me / us and vote on my / our behalf at the Extraordinary General Meeting of the Company to be held at the Ceylon Chamber of Commerce, Nawam Mawatha, Colombo 2 immediately after the Annual General Meeting of the Company on Friday 30th June 2006, and at any adjournment thereof, and at every poll which may be taken in consequence thereof.

I/We, the undersigned, hereby direct my / our proxy to vote for me / us and on my / our behalf on the specified Resolution as indicated by the letter "X" in the appropriate cage:

	For	Against
ORDINARY RESOLUTION		
CAPITALISATION OF RESERVES AND ISSUE OF BONUS SHARES	☐	☐

Signed on this .... day of .... in the year Two Thousand and Six.

....

Signature of Shareholder

NOTE : INSTRUCTIONS AS TO COMPLETION OF PROXY FORM ARE NOTED ON THE REVERSE HEREOF.

INSTRUCTIONS AS TO COMPLETION OF PROXY

1. Please perfect the Form of Proxy after filling in legibly your full name and address, by signing in the space provided and filling in the date of signature.

2. Please return the completed Form of Proxy to the Company, after indicating your instructions by letter "X" in the box given against the resolution in the body of the form overleaf. If there is any doubt as to how the Proxy should vote, the Proxy holder will vote as he/she thinks fit.

3. The completed Form of Proxy should be deposited at the Registered Office of the Company, 130, Glennie Street, Colombo 2, not later than 48 hours before the time appointed for the holding of the Meeting.

4. If the Form of Proxy is signed by an Attorney, the relative Power of Attorney should accompany the completed Form of Proxy for registration, if such Power of Attorney has not already been registered with the Company.

5. If the Shareholder is a company or a body corporate, the Form of Proxy should be executed under its Common Seal in accordance with its Articles of Association or Constitution.



John
Keells
Group

O

To house a portfolio of diversified businesses that lead in strategic growth sectors of the economy and to be globally recognised

O

In keeping with our belief that the future success of our Group will be fashioned within the broader Stakeholder-oriented framework, including both what is achieved and how it is achieved:

- We recognise the primary reason for our existence is to create value for our Shareholders, consistently striving to exceed the returns of comparable organisations;
- We visualise our businesses through the eyes of our Customers, towards performing beyond their expectations;
- We value all our Employees, linking rewards exclusively with performance and respecting the right of each individual to seek opportunities for his/her career development within the organisation. Our HR Vision is "John Keells - More than just a work place";
- We believe that we must constantly re-invent ourselves, embracing new technology and change, thereby ensuring that the performance of our various businesses is at the forefront of industry;
- We are committed to the upliftment of the Community within which we operate and are always conscious of the need to protect and safeguard the Environment in which we do business;
- We adhere to the highest levels of integrity, transparency and ethical conduct in all our endeavours.

Operating Highlights and Significant Events

May 2005

The Group entered into a Memorandum of Understanding with a Maldivian partner to jointly develop a 100 room resort in Alidhoo, Maldives.

July 2005

De-listed Ceylon Holiday Resorts Limited, Habarana Lodge Limited, Trinco Walk Inn Limited and Kandy Walk Inn Limited, all subsidiaries of John Keells Hotels Limited, as part of the restructuring exercise commenced the previous year.

InfoMate (Pvt) Limited, commenced operations as the Shared Services arm of the Group.

August 2005

John Keells Social Responsibility Foundation, the Corporate Social Responsibility vehicle of the Group, obtained formal Charity status.

September 2005

JKH exited from the ownership of Plantations by selling its 51 per cent stake in Keells Plantations Management Services (Pvt) Limited for a consideration of Rs.168 million.

Nations Trust Bank (NTB), an associate company of JKH, proposed to merge with the Group's subsidiary Mercantile Leasing Limited (MLL).

October 2005

John Keells Hotels Limited, an 89 per cent listed subsidiary of JKH acquired an 80 per cent stake in the Resort Hotel Yala Village at a purchase consideration of Rs.175 million.

November 2005

The Group launched its new hotel brand "Cinnamon" at the World Travel Market (WTM), in London which was followed by the launch of its flagship Hotel "Cinnamon Grand", previously known as Colombo Plaza.

December 2005

JKH entered into a Joint Venture with Raman Roy Associates (RRA) of India, to develop a BPO business in the Asian Region. The approximate investment committed to the venture is USD 22 million.

JKH's subsidiary, Asian Hotels and Properties Limited announced its plans to develop a new condominium "The Emperor" within "Crescat City".

January 2006

Mr Susantha Ratnayake took over as Chairman of JKH following the retirement of Mr Vivendra Lintotawela, on 31 December 2005.

MLL and NTB merged with effect from 1 January 2006 with NTB remaining as the continuing entity. With the merger, the Group's stake in NTB increased from 24.99 per cent to 29.9 per cent.

March 2006

JKH launched its second hotel brand "Chaaya" at the International Tourism Bourse (ITB) in Berlin.

FINANCIAL HIGHLIGHTS

Year ended 31 March		2006	2005	Chg. %
Earnings Highlights and Ratios				
Group Revenue	Rs.'000s	29,926,893	23,646,109	27
Group Profit Before Interest and Tax	Rs.'000s	4,835,800	3,554,938	36
Group Profit Before Tax	Rs.'000s	4,310,461	3,151,035	37
Group Profit After Tax	Rs.'000s	3,491,620	2,505,518	39
Group Profit Attributable to Shareholders	Rs.'000s	3,050,140	2,277,253	34
Dividends	Rs.'000s	1,199,460	1,027,497	17
Diluted Earnings Per Share	Rs.	7.54	5.67	33
EPS Growth	%	32.9	12.0	174
Cash Earnings Per Share	Rs.	10.04	8.60	17
Interest Cover	No. of Times	9.2	8.8	5
Return on Equity (ROE)	%	14.6	12.6	16
Pre-tax Return on Capital Employed (ROCE) **	%	15.9	13.7	17
Dividend Rate	%	30	30	0
Balance Sheet Highlights and Ratios				
Total Assets	Rs.'000s	39,460,424	39,699,851	(1)
Total Debt	Rs.'000s	5,327,263	9,104,658	(41)
Net Debt	Rs.'000s	1,196,307	3,587,361	(67)
Total Shareholders' Funds	Rs.'000s	22,944,714	18,815,806	22
No. of Shares in issue	000s	400,007	331,633	21
Net Assets per Share **	Rs.	57.4	47.3	21
Debt / Equity **	%	20.0	27.6	(27)
Net Debt / Equity ***	%	4.8	7.2	(33)
Debt / Total Assets **	%	13.5	17.0	(21)
Market / Shareholder Information				
Market Price of Share as at 31 March (Actual)	Rs.	157.75	135.50	16
Market Price of Share as at 31 March (Diluted)	Rs.	157.75	112.92	40
Market Capitalisation	Rs.'000s	63,101,104	44,936,312	40
Enterprise Value ***	Rs.'000s	64,389,111	46,559,017	38
Total Shareholder Return	%	42.4	37.5	13
Price Earnings Ratio (PER) (Diluted)	No. of Times	20.9	19.9	5
Dividend Payout	%	72.1	97.0	(26)
Dividend Per Share	Rs	3.0	3.0	0
Dividend Yield	%	1.9	2.6	(26)
Other				
Total Value Added	Rs.'000s	11,235,521	9,571,719	17
Employees	Rs.'000s	4,191,174	3,909,895	7
Government	Rs.'000s	1,943,929	1,492,417	36
Others	Rs.'000s	5,100,418	4,169,407	22
Total Employees (excluding Associates)	Number	9,815	18,891	(48)

Note: In line with best practice, we cease to treat Extra-Ordinary/Exceptional items differently in our ratio analysis this year.

** For purposes of ratio calculations, the Debt and Lease Assets of Mercantile Leasing Ltd. (MLL) have been excluded.

*** The Debt of MLL and Customer Advances of Monarch have been excluded.

Revenue: 29.9 Bn (2005/06), 23.7 Bn (2004/05)

PBT: 4.3 Bn (2005/06), 3.2 Bn (2004/05)

ROE: 14.6% (2005/06), 12.6% (2004/05)

EPS: 7.54 (2005/06), 5.67 (2004/05)

Total Assets: 39.5 Bn (2005/06), 39.7 Bn (2004/05)

EV: 64.4 Bn (2005/06), 46.6 Bn (2004/05)

FINANCIAL ACHIEVEMENTS AND GOALS

Indicator (%)	Achievement			Goal
	FY06	FY05	FY04	
EBIT Growth	36.0	25.0	60.2	>20
EPS Growth (Fully Diluted)	32.9	12.0	37.3	>20
Cash EPS Growth (Fully Diluted)	16.7	14.8	45.4	>20
Pre-tax Return on Capital Employed (ROCE)	15.9	13.7	13.4	18
Return on Equity (ROE)	14.6	12.6	14.0	20
Debt / Equity[a]	20.0	27.6	18.3	100

Note :

a. The debt of Mercantile Leasing Limited has been excluded.



Cash EPS Growth
FY 04
Goal
FY 06
FY 05
14.8 16.7 20
45.4
Pre-Tax Return on Capital Employed
Goal
FY 06
FY 05
FY 04
13.4 13.7 15.9 18
Return on Equity
Goal
FY 06
FY 04
FY 05
12.6 14 14.6
20
Debt / Equity
Goal
FY 05
FY 06
FY 04
18.3 20.0 27.6
100


CHAIRMAN'S MESSAGE

To all our Stakeholders,

It is with immense pride that I say that your Company had an excellent year in most respects despite the various challenges.

For your Company, the year commenced with much uncertainty over the political and economic environment and a Leisure Industry, which was recovering from the impacts of the December 2004 tsunami. It was a year, which started with your Company announcing a leadership change from January 2006. Internally, we had just introduced an Operating Model with a President-based hierarchy and the increasing use of "Performance" in remuneration, reward and recognition. We took a non-recurring charge to the value of Rs.300 million in the form of hotel re-positioning costs, costs arising out of an arbitration award at Asian Hotels and research costs. A few months into the year, a Presidential Election was announced for November 2005. In the last three months, we have witnessed numerous events, which have threatened a priceless peace. Despite the uncertainty that surrounded us and the numerous challenges, which confronted us, I am pleased to inform you that we, charged on with our "Positivism", made "Bold" moves and had an excellent year.

"Despite the uncertainty that surrounded us and the numerous challenges, which confronted us, I am pleased to inform you that we, charged on with our "Positivism", made "Bold" moves and had an excellent year...This performance re-affirms that the JKH model works."

Let me, firstly, summarise for you the key financial highlights of 2005/2006;

- Group Revenue increased by 27 per cent to Rs.29.93 billion
- Group Pre Tax Profits increased by 37 per cent to Rs.4.31 billion
- Profit Attributable to the Group increased by 34 percent to Rs.3.05 billion
- Pre Tax Return on Capital Employed increased by 2.2 percentage points from 13.7 per cent to 15.9 per cent
- Earnings per Share increased by 33 per cent to Rs.7.54
- Dividend Payout increased by 17 per cent to Rs.1.20 billion
- Cash Flow from Operating Activities was Rs.2.66 billion
- Total Shareholder Return for the year was 42.4 per cent

This performance re-affirms that the JKH model works. I can state, without the slightest hesitation, that this success would not have been possible if not for the outstanding efforts of the people of JKH, our most valuable asset. We have, over the years, recruited and retained a most talented group of people; we have invested in the necessary systems and processes to ensure that they are motivated and well rewarded, and as a result we have an agile, proactive, multi-skilled and inspired team who can adapt to the continuous re-invention of the Group in sync with the changing times and the trends of the future. We have invested, and will continue to invest, in their development.

Profitable Growth

We draw tremendous satisfaction that every Industry Group in our portfolio, made a positive contribution to the Group's Profit.

Transportation was the single largest contributor to the Group's Profit After Tax (PAT) with Rs.2.21 billion, being 63 per cent of the Group total. The Ports and Shipping businesses continued to perform well with Lanka Marine Services and, our Associate, South Asia Gateway Terminals (SAGT) leading the way. Following the acquisition of P&O Nedlloyd (PONL) by AP Moeller-Maersk (Maersk), the Sri Lankan operations of Maersk and PONL were merged. JKH, has a stake of 30 percent in the merged entity, Maersk Lanka (Pvt.) Limited which will manage the total combined volumes.

Leisure made a gradual recovery from the negative impacts of the December 2004 tsunami and closed the year with a PAT of Rs.619 million, despite a Rs.170 million repositioning cost and special incentives offered to stimulate the leisure industry. The key contributors were the City Hotels which out-performed the industry occupancy averages during the year and the Maldivian Resorts which performed excellently despite Hakuraa being operational only for 5 months because of reconstruction after the tsunami damage. The Group also embarked on a multiple re-positioning strategy to cater to distinct segments of the market and has launched 2 new brands; the up-market "Cinnamon", promising indulgence for all ages and the mystical "Chaaya", promising unique experience packages. This is our first step towards expanding and internationalising the Hotels Sector.

The Property Industry Group had an outstanding year contributing Rs. 832 million to the Group PAT. All 195 apartments at "The Monarch" have been sold and construction is on schedule. Buoyed by the success of "The Monarch", we announced our plans to develop another condominium complex, "The Emperor" in "Crescat City". We have received overwhelming pre-bookings, and the formal sale of apartments is expected to commence in June 2006.

Food & Beverages' (F&B) contribution to the Group PAT was Rs.191 million despite having to suffer heavy taxation because of various advertising and marketing expense add-backs. Ceylon Cold Stores posted good volume growth, resulting in its profits being four times that of the previous year. The "Keells Super" supermarket chain also witnessed a remarkable turnaround. The sales volumes and, therefore, the profitability of processed meat products suffered because of the adverse publicity on the processed meats industry in Sri Lanka and the avian flu threat in the Region. I am pleased to share with our Stakeholders that the continuous evaluation of the strategies at F&B has begun to show results and we expect an improved performance from this Industry Group in the future.

Financial Services also performed well contributing a PAT of Rs.250 million to the Group PAT, resulting from a particularly strong performance from Union Assurance Limited (UAL), an improved performance from Nations Trust Bank and a good performance from John Keells Stockbroker's Limited.

positive results, we will continue to evaluate and refine our internal structures and processes, to ensure that our operations perform in line with the strategic direction of the Group.

In keeping with our Vision –"To house a portfolio of diversified businesses that lead in strategic growth sectors of the economy and to be globally recognised"- the Group has intensified its internationalisation efforts in order to create a strong platform for meeting the same. Internationalisation has been identified as one of the key strategic drivers for the Group. While the Leisure, Transportation and the IT Groups have already implemented and/or are implementing their internationalisation strategies, there are other Industry Groups who are in the process of evaluating strategies and plans to enter the Regional markets.

Bold Moves Towards a Sustainable Future

In order to maintain our growth momentum, we will build on our core strengths and continuously optimise our portfolio through strategic investments and divestments.

"...we will continue to evaluate and refine our internal structures and processes, to ensure that our operations perform in line with the strategic direction of the Group."

Information Technology, with a PAT of Rs.83 million, also performed better than the previous year on the back of an excellent performance from Office Automation and a good performance from Software. KBSL, however, had a poor year though still contributing positively.

In September 2005, the Group sold its 51 percent stake in Keells Plantation Management Services (Pvt.) Limited, the holding company of Namunukula Plantations. With this divestment, the Group exited from the ownership of plantations. The Group now owns only Tea Smallholder Factories Limited and the broking and warehousing businesses under John Keells Limited. Consequently, from this year onwards, we cease to report Plantations as a separate segment.

Consolidation

In our commitment to modernise the Group and make it more efficient, 2005/06 was also a year of consolidation. The numerous initiatives undertaken over the past two years towards augmenting the Group's internal support systems and operating efficiencies, including the SAP based ERP, Shared Services under a new Company InfoMate (Pvt) Ltd, Enterprise Risk Management, Group Sourcing, New Operating Model and HR initiatives have either been completed or are nearing completion. While these initiatives have yielded

A joint venture between JKH and Raman Roy Associates (RRA) of India marks the development of a new BPO business in the Region and this is, indeed, a significant step in our internationalisation efforts. The initial focus will be on India and Sri Lanka. JKH will be the principal investor in the venture, while RRA will provide the expertise, experience and knowledge in setting up, operating and marketing a BPO business. The BPO Industry is growing at a rapid pace and there is great potential for Sri Lanka to develop as a BPO location. I am confident that the expertise of Raman Roy, who is synonymous with the development of the BPO industry in India, and the core strengths of the John Keells Group will blend well in creating a robust and profitable business and build local capacity to meet global demand.

Effective from 1st January 2006, Mercantile Leasing Limited merged with Nation's Trust Bank (NTB) increasing the Group's stake in NTB to 29.9 percent. The Bank's leasing business was launched under the new brand of "Nations Leasing". The merger, while improving NTB's capital adequacy ratio, is expected to yield returns by way of lower funding costs for leasing and the exploitation of the potential and synergies of combined client bases.

The Group invested Rs.175 million to acquire an 80 per cent stake in Yala Village, a resort hotel in the vicinity of the Yala Wildlife Park. This investment is expected to supplement the Leisure Group's existing round-trip product offering as well as targeting the growing Eco and Adventure markets.

To broad base our involvement and leadership in the Leisure Group, we have also undertaken an investment of USD 24 million for the construction of an up-market 100 room resort hotel at Alidhoo Island, Maldives. This hotel is expected to commence operations in January 2007. In May 2006, the Group purchased a 15-year lease over Dhonveli Resort and Spa in the Maldives for a total investment of USD 21.8 million. This resort is just thirteen kilometers from Male and houses 60 water bungalows and 90 land bungalows. Dhonveli is the first resort in our portfolio located at such close proximity to the Male airport.

Corporate Citizenship

We are strong advocates for the cause of business contributing to wider societal needs and we believe that judgements on the future success of our Group will be made within the broader Stakeholder-oriented framework, including both "what is achieved" and "how it is achieved". To this end, we will focus on a different and broader set of fiduciary relationships that will ensure that the allegiances of Directors and Management reflect the interest of Stakeholders in terms of goals, processes and outcomes. If we do not voluntarily, and quickly, move towards this, the Public's expectations will not be met and regulations may be created to ensure such attention and focus.

The John Keells Social Responsibility Foundation has been incorporated as the Group's vehicle for Corporate Social Responsibility activities. Our Sustainability Report on page 87 of the Annual Report captures our activities in all areas of sustainable development during the year. Last year, we published a separate Sustainability Report and we intend to continue to do so every three years.

The Future

We have a promising and exciting period ahead of us. I am confident that our unwavering focus on recruiting and retaining the most talented people, implementing an aggressive investment strategy, further modernising the Group with state-of-the-art systems and processes and the insistence of the highest standards of Enterprise Governance, will bear fruit in the form of sustained growth and value creation for all our Stakeholders.

An enabling political and economic environment is critical for the growth of the private sector and JKH is no exception. In November 2005, His Excellency, Mr Mahinda Rajapakse was sworn in as the Executive President of Sri Lanka. We are pleased that the new administration has continued with liberal economic policies and are supportive of private enterprise. It is also heartening to note that progress has been made on vital infrastructure projects such as coal based power generation and the airport highway, just to name a few. The ethnic conflict remains the biggest obstacle to rapid and sustained economic growth. We are very hopeful, and confident, that the peace process will be revived and that stability and confidence will be restored soon through the efforts of all Sri Lankans and the negotiating parties. The Sri Lankan economy, despite political instability, civil war and numerous external shocks, has shown remarkable resilience. The GDP growth for the calendar year 2005 has been announced as 6 percent and the GDP is forecasted to grow at almost 7 percent in 2006. You have our commitment to playing our role in enhancing and harnessing the growth potential of our Country.

In keeping with our Vision, we will continuously evaluate our portfolio of businesses and take advantage of new opportunities in Sri Lanka as well as in the Region.

The positive outlook of the economy and the expected increase in international trade should further spur growth in our Transportation Industry Group. LMS has considerably enhanced its operational efficiencies and is planning to expand its delivery infrastructure. This is expected to result in volume increases during the next year. Transportation is also exploring opportunities in the Supply Chain Management business and is currently evaluating the feasibility of offering an end-to-end solution to Customers. With the strong growth in volumes at the Colombo Port, we expect an even more improved performance from SAGT. Given the resource base, both human and financial, of your Company, we are well positioned to take on opportunities that the proposed South Port Development will provide.

"..... we will focus on a different and a broader set of fiduciary relationships that will ensure that the allegiances of Directors and Management reflect the interest of Stakeholders in terms of goals, processes and outcomes."

In order to boost the Leisure Group, large investments have been planned during 2006/07. As part of the multiple re-positioning strategy for our hotels, we have planned to renovate and upgrade Trans Asia and Habarana Lodge and launch them as Cinnamon Hotels during 2006/07. The new resort being constructed at Alidhoo Island, will also be launched as our first Cinnamon property in the Maldives in January 2007. As stated earlier, we recently acquired the Dhonveli Resort in the Maldives. Already, we have commenced harnessing the synergies of our accumulated leisure relationships and expertise with Dhonveli, and I am confident that it will prove to be an excellent investment.

Habarana Village has been launched as the flagship Chaaya Hotel and we propose to launch Yala Village, Citadel and Hakuraa, in the Maldives, as "Chaaya" Hotels during 2006. We are confident that these investments will enable us to offer a superior product and that our Hotels and Resorts will be the popular choice of the major tour operators and the growing Meetings, Incentives, Conferences and Exhibitions (MICE) market from India. We are also currently evaluating a proposal for investment in another resort hotel in the Maldives.

"In order to maintain our growth momentum, we will build on our core strengths and continuously optimise our portfolio through strategic investments and divestments."

Our investment in upgrading the properties, and enhancing our operating efficiency, will be complemented with investment in a property management system at all our Group hotels and resorts during the coming year.

With increasing disposable incomes and the rapid growth of modern retail, the F&B Industry Group should see strong growth in the future. We will continue with the roll out of new "Keells Super" stores and are planning a capacity enhancement for our beverage production. We are also assessing the viability of setting up a processed meats plant in India.

The Property Industry Group will commence the development of "The Emperor" during the course of the year. Many other projects are on the cards. With our land bank in prime areas in the heart of Colombo, we believe that this Industry Group has tremendous potential.

In the BPO business, the number of enquiries received from potential customers has exceeded our expectations. We expect to commence operations both in India and Sri Lanka in July 2006. In the initial two years, this venture, as with all start-ups, will have a negative impact on the bottom line as it incurs expenditure in building its capacity and capability. We decided to invest in this venture after a lengthy strategic study of the industry and its potential and we are confident that it will make a significant contribution to Group profits over the medium and long term.

Conclusion

In conclusion, I take the opportunity to welcome Messrs Steven Enderby and Mohamed Muhsin to the Board of JKH. Mr Enderby is a Partner of the leading emerging markets private equity investor, Actis Capital LLP, UK. Mr Muhsin had a successful tenure at the World Bank, as a Vice President and Chief Information Officer. Mr Nihal Vitarana, who has been on your Board since 2003, has decided not to stand for re-election as a Director at the Annual General Meeting in June 2006. We thank him for the wisdom and value he brought to the Board. I also wish to thank all my fellow Board Members for their support and co-operation during the year and would like to place on record our appreciation of Mr Vivendra Lintotawela's valuable contribution to the Group. We wish him well in his future endeavours.

Finally, I take the opportunity to thank all of you, Our Stakeholders, for your confidence and trust in us. As I conclude this, my first review, I wish to salute, and acknowledge the invaluable contributions of the past leaders and the people of JKH in making this the great Group that it is today. I am greatly enthused and encouraged by the support I have had from everyone around me. Given the huge reservoir of endowments that our Company has acquired and the expectations of our Stakeholders, may I be Bold to state; "We are at the eve of an exciting era".

Susantha Ratnayake
Chairman
24 May 2006



BOARD OF DIRECTORS

From left to right :
S Easparathasan, Tarun Das, Franklyn Amerasinghe, Ronnie Peiris,
Susantha Ratnayake - *Chairman*, Ajit Gunewardene - *Deputy Chairman*,
Sumithra Gunesekera, Nihal Vitarana, Mohamed Muhsin, Steven Enderby



BOARD OF DIRECTORS

Susantha Ratnayake - Chairman

Mr Ratnayake was appointed as the Chairman of John Keells Holdings in January 2006 and has served on the JKH Board since 1992/93. He has overall responsibility for Group Strategy and New Business Development. Mr Ratnayake is a Council Member of the Employers' Federation of Ceylon and is a Committee Member of the Ceylon Chamber of Commerce. He also serves as a member of the Tourism, Sovereign Rating and Investment Promotion Clusters of the National Council of Economic Development (NCED). Mr Ratnayake has over 27 years management experience, all of which is within the John Keells Group.

Ajit Gunewardene - Deputy Chairman

Mr Gunewardene is the Deputy Chairman of JKH and has been a member on the Board since 1992/93. Whilst having overall responsibility for the Financial Services, Leisure and Property Industry Groups, he oversees the Investor Relations function at the Centre. He is also a member of the Capital Markets Cluster of the NCED, a member of the Finance and Banking Sub Committee, Economic and Fiscal Planning Sub Committee and Chairman of the Capital Market Sub Committee of the Ceylon Chamber of Commerce. He is a former Chairman of the Colombo Stock Exchange. Mr Gunewardene brings 24 years of management experience to the Board.

Sumithra Gunesekera - Director and President

Appointed to the Board in 1997/98, Mr Gunesekera has overall responsibility for the Plantation Services Sector and the Corporate Communications function at the Centre. He is also the Head of the John Keells Social Responsibility Foundation Management Committee and is a member of the Board of Governors of the Sri Lanka Institute of Tourism and Hotel Management. Mr Gunesekera is a Director in many Group Companies and has over 23 years of management experience.

Ronnie Peiris - Group Finance Director and President

Appointed to the Board during 2002/03, Mr Peiris has overall responsibility for Group Finance, including Treasury, Taxation, Corporate Finance, Group Initiatives, Shared Services and the Information Technology functions at the Centre. He also oversees the Group's IT Industry Group. Previously, Managing Director of Anglo American Corporation (Central Africa) Limited and EXCO Member of Konkola Copper Mines plc, both in Zambia, Mr Peiris has served on many Boards overseas. He is a Director of many Group Companies and has over 33 years finance and general management experience in Sri Lanka and abroad. He is a Fellow of the Chartered Institute of Management Accountants, UK, Association of Chartered Certified Accountants, UK, and the Society of Certified Management Accountants, Sri Lanka, and holds an MBA from the University of Cape Town, South Africa. He is a member of the Committee of the Ceylon Chamber of Commerce, Chairman of its Taxation Sub Committee and also serves on its Economic, Fiscal and Policy Planning Sub Committee.

Franklyn Amerasinghe - Director *

Appointed to the Board during 1999/00, Mr Amerasinghe is the Chairman of the Remuneration Committee of JKH. He is the former CEO and Director General of the Employers' Federation of Ceylon and is a lawyer by profession. Mr Amerasinghe was attached to the ILO as a Senior Specialist in the Social Dialogue Sector up to October 2002 and is currently a consultant on Human Resource Management and Industrial Relations. Mr Amerasinghe is a Board member of the International Centre for the Collaborative Workplace and also the Chairman of the Employment Mediation Services Centre.

Tarun Das - Director *

Appointed to the Board during 2000/01, Mr Das has served with the Confederation of Indian Industry for a long period and was its Chief Executive from 1974 to 2004. Mr Das is currently Chief Mentor, CII . He is also the Chairman of Haldia Petrochemicals Limited of India.

S Easparathasan - Director *

Appointed to the Board during 1999/00, Mr Easparathasan functions as the Chairman of the Nominations Committee of JKH. Currently a Director of Nations Trust Bank and the Chairman of its Audit Committee, he was previously the Senior Deputy Governor of the Central Bank from 1995 until the time of his retirement. Having served the Bank since 1963, he has held various positions including those of the Director of Economic Research, Advisor and Executive Director and Secretary to the Monetary Board. Mr Easparathasan has served on the Boards of various statutory bodies and Corporations including the National Savings Bank, DFCC, the Securities and Exchange Commission and as Chairman of both the Credit Information Bureau and Sri Lanka Accounting and Auditing Standards Monitoring Board.

Steven Enderby - Director *

Appointed to the Board in 2005/06, Mr Enderby is currently based in Delhi where he is a Partner in the leading emerging markets private equity investor, Actis Capital LLP, UK. His other directorships include Punjab Tractors, Swaraj Mazda, Nitrex Chemicals, Tema India, South Asia Gateway Terminals and Actis Advisers. Mr Enderby holds a BSc (Hons) in Economics and Accounting from the Queens University of Belfast and is a member of the Chartered Institute of Management Accountants, UK.

Mohamed Muhsin - Director *

Appointed to the Board in 2005/06, Mr Muhsin, a highly sought after keynote speaker in global IT fora, was the highest ranking Sri Lankan in the World Bank's history. Having joined the World Bank in 1988 he became a Vice President in 1997 and was subsequently named the Bank's first Chief Information Officer. Prior to his tenure at the World Bank, Mr Muhsin served for ten years as an Advisor to the President of Zambia on State Enterprise Reform and as the Financial Director of Zambia's Mining and Industrial Corporation. Mr Muhsin is a Fellow of the Institute of Chartered Accountants of Sri Lanka (FCA).

Nihal Vitarana - Director *

Appointed to the Board in 2003/04, Mr Vitarana brings with him a wealth of knowledge and experience in Taxation, Auditing, Banking and Financial Services, Mergers and Acquisitions and Corporate Restructuring. A Chartered Accountant by profession, he has been a Partner of Turquand, Youngs & Company (now Ernst & Young) and has also served the Hongkong Bank Group as the Senior Auditor in Group Audit based in Dubai. Mr Vitarana was also General Manager of Emirates Bank, Colombo, until the closure of its Colombo operations, when he returned to Dubai Head Office where he served as a Senior Manager till his retirement. Since his retirement, he has served as a consultant to various financial institutions both in Sri Lanka and abroad.

* Independent

* Currently a 7 member Committee including the 4 Executive Directors and the following members

From left to right :
Jitendra Gunaratne, Romesh David, Dilani Alagaratnam



Dilani Alagaratnam

President

Dilani Alagaratnam, has overall responsibility for the Group Human Resources, Legal and Secretarial functions. A lawyer by profession, she has been with the Group for 14 years and is a law graduate and a holder of a Masters Degree in Law, both from the Faculty of Law of the University of Colombo.

Romesh David

President

Romesh David, has been with the Group for 26 years and has overall responsibility for the Transportation Industry Group as well as being closely involved in the Group Sourcing Project under Group Initiatives. He is a member of the Committee of the Ceylon Chamber of Commerce, an Executive Committee Member of the Chartered Institute of Logistics and Transport (Sri Lanka Branch) and a member of the Transport Cluster of the NCED. He is a past Chairman of the Sri Lanka Freight Forwarders' Association and the Council for Business with Britain.

Jitendra Gunaratne

President

Jitendra Gunaratne is responsible for the F&B Industry Group. Prior to his appointment as President, he overlooked the Plantations and F&B Manufacturing Sectors. His 25 years of management experience in the Group also covers Leisure and Property. He holds a Diploma in Marketing and serves as a member of the Law and Order Sub Committee of the Ceylon Chamber of Commerce.

GROUP OPERATING COMMITTEE

* Currently a 23 member Committee consisting of the GEC and the following members

Standing from left to right :
Sanjeeva Fernando, Rohan Karr, Sanjeeva Jayaweera,
Manilal De Silva, Suresh Rajendra

Seated from left to right :
Roshanie Jayasundera-Moraes, Devika Weerasinghe, Lallith Ramanayake,
Mano Rajakariar, Chandrika Perera, Krishan Balendra, Waruna Rajapaksa,
Jayantissa Kehelpannala, Vasantha Leelananda, Rohan Muttiah, Sujiva Dewaraja





Krishan Balendra

Executive Vice President

Krishan Balendra has been Head of Corporate Finance and Strategy since September 2002. He started his professional career at UBS Warburg, Hong Kong in Investment Banking, focusing primarily on equity capital markets. After a four year stint in Hong Kong, he continued his career in Corporate Finance at Aitken Spence & Co. Ltd., Sri Lanka prior to joining JKH. He holds a Law Degree (LLB) from the University of London and an MBA from INSEAD.

Manilal De Silva

Executive Vice President

Manilal De Silva, Head of Food and Beverage (Manufacturing) Sector joined the Group in July 2003. Prior to joining the Group, he held various senior management and board positions with multinational organisations whilst based in Zambia, Zimbabwe, South Africa and the USA over a period of seventeen years. He is an Associate member of the Chartered Institute of Management Accountants, UK, and Zambia Institute of Certified Accountants.

Sujiva Dewaraja

Executive Vice President

Sujiva Dewaraja heads the IT Sector and has over 25 years professional experience. Initially he worked in Corporate Strategy at a diversified conglomerate and in MIS for a Middle Eastern Government and since then has been in general management. He holds an MBA from the University of Pittsburgh, Pennsylvania. He is a Fellow of the Chartered Institute of Management Accountants, UK and an Associate Member of the Chartered Institute of Bankers, London. He has held office in several Industry Associations/Trade Chambers.

Sanjeeva Fernando

Executive Vice President

Sanjeeva Fernando, Head of the Transportation Sector has over 19 years of management experience. He has been with the Group for 12 years in diverse businesses and capacities. A printer by profession, he qualified from the London School of Printing and is a Member of the London Institute of Printing. He joined JKH in 1993 to head the Group's Printing and Packaging business and was the CEO of Lanka Marine Services from the time of its acquisition in 2002 until 2005.

Roshanie Jayasundera-Moraes

Executive Vice President

Roshanie Jayasundera-Moraes, Head of Food and Beverage (Retail) Sector, has been with the Group since 1991. She was with the Airlines Sector of the Transportation Industry Group, before being appointed as Head of the Group's Supermarket business in November 2003. A holder of a Diploma in Marketing from the Chartered Institute of Marketing (CIM) UK, she also holds an MBA from the Post-Graduate Institute of Management of the University of Sri Jayawardenepura.

Sanjeeva Jayaweera

Executive Vice President

Sanjeeva Jayaweera, the Chief Financial Officer for the Food and Beverage Industry Group, has been with the Group for 13 years, during which he served in the Resort Hotels Sector of the Leisure Industry Group and was the Sector Financial Controller for Resort Hotels from 1998 to 2005. Prior to joining the Group, he was based in the United Kingdom and worked for several years as an Audit Manager.

Rohan Karr

Executive Vice President

Rohan Karr, currently CEO, of Cinnamon Hotels and Resorts, is a hotelier by profession counting nearly two decades in the international hospitality industry. He joined the John Keells Group in 2003 as General Manager for Colombo Plaza and also held the portfolio of Sector Head – City Hotels overseeing Colombo Plaza and Trans Asia in 2005. Prior to his appointment at the Colombo Plaza he served as General Manager for Bristol Marriott and Marriott Marble Arch London. He has read for a Masters in Hospitality and Business Studies from the Thames Valley University, London.

Jayantissa Kehelpannala

Executive Vice President

Jayantissa Kehelpannala, currently CEO of Chaaya Resorts and Hotels, has been with the Group for 24 years. He has over 17 years of management experience in the leisure industry both in hoteliering and inbound tourism. He is currently the Vice President of the Tourist Hotels Association of Sri Lanka and represents the hotel industry in the Committee of The Ceylon Chamber of Commerce. In addition he holds office as the Vice Chairman – Hotels and Tourism Employers Group of the Employers Federation of Ceylon.

Vasantha Leelananda

Executive Vice President

Vasantha Leelananda is Head of the Leisure Inbound Sector and counts over 27 years in the leisure industry with the John Keells Group. He holds an MBA from the University of Leicester. He is the current President of the Sri Lanka Association of Inbound Tour Operators (SLAITO), Director of the Sri Lanka Convention Bureau and also a Board Member of the Tourism Cluster which is a private sector initiative with funding from the USAID Competitiveness Programme. He is also a co-chair of the Responsible Tourism Partnership which is affiliated to the Travel Foundation UK.

Rohan Muttiah

Executive Vice President

Formerly Group Chief Information Officer, Rohan Muttiah is the CEO of the John Keells Business Process Outsourcing (BPO) venture. He is responsible for determining and executing the BPO strategy, which is an integral part of the internationalisation focus of the Group. Rohan's career includes 20 years overseas experience at Australian blue chip companies such as Mayne Nickless Ltd, Lend Lease Corporation Ltd, and IBM Global Services, covering a broad spectrum of industries. He completed his graduate and post graduate education in Melbourne, at Monash University and Swinburne University of Technology respectively.

Chandrika Perera

Executive Vice President

Chandrika Perera was appointed as the Chief Financial Officer of the Leisure Industry Group in March 2005. She has been with the Group for 22 years. She held the position of Group Financial Controller from 1999 to 2005. A Fellow of the Institute of Chartered Accountants of Sri Lanka and the Society of Certified Management Accountants, Sri Lanka, she holds an MBA (Finance) from the University of Southern Queensland. She serves as a Management Committee Member of the Financial Reporting Faculty of ICASL, and is a member of the Steering Committee on Income Taxes.

Mano Rajakariar

Executive Vice President

Mano Rajakariar, the Group Financial Controller is also the Head of the Shared Services function of the Group. He has been with the Group for over 10 years in many capacities including serving as the Sector Financial Controller of the Plantations Sector. He has over 18 years of experience in Audit, Finance and General Management acquired both in Sri Lanka and overseas. He is a Fellow of the Chartered Institute of Management Accountants, UK, and an Associate Member of the Institute of Chartered Accountants of Sri Lanka.

Waruna Rajapaksa

Executive Vice President

Waruna Rajapaksa, Head of New Business Development and Group Initiatives, has over 19 years of experience in Sri Lanka and in the UK, primarily in management consultancy and project finance. Prior to joining the Group in 2002, he worked for the Government at the Bureau of Infrastructure Investment, Informatics International Ltd and at Ernst & Young. He is a Fellow Member of the Chartered Institute of Management Accountants, UK, and an Associate Member of the Institute of Chartered Accountants of Sri Lanka. He also holds an MBA from City University Business School, London, UK. He is a member of the Power & Infrastructure Sub Committee of the Ceylon Chamber of Commerce.

Suresh Rajendra

Executive Vice President

Suresh Rajendra, Head of the Property Development and Real Estate Sectors, has over 15 years of experience in the fields of Finance, Travel & Tourism and Business Development acquired both in Sri Lanka and overseas. Prior to joining the Group he was the Head of Commercial and Business Development for NRMA Motoring & Services in Sydney, Australia. He is a Fellow of the Chartered Institute of Management Accountants, UK.

Lallith Ramanayake

Executive Vice President

Lallith Ramanayake, Head of the Plantation Services Sector, counts over 30 years with the Group and the Tea Industry. He is a member of the Chartered Institute of Marketing UK and has a Masters Degree in Business Administration. He was a past Chairman of the Colombo Brokers' Association, a Director of the Sri Lanka Tea Board and has held numerous posts in the Tea Industry. He is currently a member of the Plantation/Tea Cluster of the NCED.

Devika Weerasinghe

Executive Vice President

Devika Weerasinghe, Chief Financial Officer of the Transportation Industry Group previously held the position of Sector Financial Controller of the Transportation Sector. She also served as the Sector Financial Controller of the Airlines SBU of the Transportation Sector during 1998-2004. An Associate Member of the Chartered Institute of Management Accountants - UK, she also holds a Bachelors Degree in Business Administration, from the University of Sri Jayawardenepura.

Governance Philosophy

In the past few years, the Company and the Group have consciously shifted from a, primarily, conformance based model of Corporate Governance to a form that is founded on a better balance between conformance and performance, now popularly referred to as Enterprise Governance.

This statement describes the structures and processes that we use to strategically link conformance to performance management, thereby, enabling the Group to focus on the key success factors which drive business. These policies, procedures and processes are subject to continuous review and are modified, when necessary, to be in line with the changing needs of the Group and emerging best practices.

We recognise the interdependence of business and society and the need to balance the interests of all Stakeholders. Our Board of Directors, Management and all Employees share this thought and our governance and accountability mechanisms are designed towards achieving this.

Conformance

1 The Board of Directors

1.1 Composition of the Board and Attendance

The composition and the working of the Board, consisting as at 31 March 2006 of four (4) Executive and six (6) Non-executive Directors, ensure a right balance between executive expediency and independent judgment. The deliberate move towards a majority of independent Non-executive Directors further signals the Company's intent to strengthen the Board's independence. The Board decision rights, as opposed to Executive Director decision rights, covering people, strategy and planning and finance have been well defined and are meticulously followed to ensure the balance between the speed of decision making and appropriate debate.

Collectively, the Directors bring a range of domestic and international experience and expertise in Corporate and Commercial Management, with specialist acumen in fields of Finance, Treasury Management, Human Resources, Information Technology and other Professional and Business disciplines. Biographical details of the Directors are set out in page 14 of the Annual Report.

Board attendance, during the subject year, as highlighted below, was excellent.

Name of Director	Category	Attendance Particulars	
		Attended	*Possible*
V Lintotawela*	Chairman/CEO/ED	5	5
S Ratnayake**	Chairman/CEO/ED	6	6
A Gunewardene***	Deputy Chairman/ED	6	6
S Gunesekera	ED	5	6
R Peiris	ED	6	6
F Amerasinghe	NED	6	6
T Das	NED	5	6
S Easparathasan	NED	5	6
N Vitarna	NED	6	6
S Enderby#	NED	4	4
M V Muhsin##	NED	2	2

ED – Executive Director, NED – Non-executive Director
*Retired on 31 December 2005
**Appointed as Chairman on 01 January 2006
***Appointed as Deputy Chairman on 01 January 2006
Appointed on 1st July 2005
Appointed on 1st November 2005

1.2 Responsibility of the Board

The Board of Directors is responsible to the Shareholders for setting the direction of the Company, and the Group, through the establishment of key policies and key strategic objectives and ensuring that their implementation is in accordance with the Group's vision and values. The Directors are accountable for the proper stewardship of the Company's affairs and share a responsibility in ensuring the highest standards of ethics and integrity across the Group. The Board also bears the ultimate responsibility for maintaining the integrity of financial information and the effectiveness of the Group's systems of internal control and risk management.

During the year under review, the Board met on six (6) occasions to consider portfolio structure, issues of strategic direction, major investments, acquisitions and disposals, internal control and risk management, remuneration policy, succession planning, Sustainable Development, compliance with ethical and statutory requirements, approval of the five year Business Plan, Board appraisal and other matters having a material effect on the Company and the Group.

1.3 Independence of Directors

All the Non-executive Directors are considered independent in terms of the Combined Code which came into effect in the UK in November 2003 following the Higgs Review, the Smith Report and the Tyson Report and this is supported under the following key headings;

Name of Director	Category	Involvement/Interest		
		*Shareholding**	*Management*	*Supply Contracts*
V Lintotawela*	ED	Yes	Yes	No
S Ratnayake	ED	Yes	Yes	No
A Gunewardene	ED	Yes	Yes	No
S Gunesekera	ED	Yes	Yes	No
R Peiris	ED	Yes	Yes	No
F Amerasinghe	NED	Yes	No	No
T Das	NED	No	No	No
S Easparathasan	NED	No	No	No
N Vitarana	NED	Yes	No	No

S Enderby	NED	No	No	No
M V Muhsin	NED	Yes	No	No

*Retired from the Board on 31st December 2005

** Includes Share Options

Board Committees such as the Audit Committee and Remuneration Committee consist solely of independent Directors whilst four (4) out of the five (5) members of the Nominations Committee are independent Directors.

The independent Directors had direct discussions with the Chairman/CEO on two occasions during the year, without the presence of the other Executive Directors. Independent Directors are encouraged to propose agenda items and are provided with the agenda and supporting material well in advance to ensure awareness of matters to be discussed and facilitate preparation.

All Directors are expected to seek Board approval before accepting any new directorial position and to discuss any potential conflict situations with the Board.

1.4 Responsibilities of Chairman & CEO

The Chairman, who is also the Chief Executive Officer, is responsible for leading the Board and for its effectiveness. The Board has deemed that the combining of the two roles is more appropriate for the Group, at this juncture, in meeting its Stakeholder objectives. A study, conducted in 2003 by the Boston Consulting Group, of best practices, and organisations similar to JKH, validated the Board's conclusions and such conclusion is still applicable. The Group organisation, and in particular, the Committee overlay structures promotes a consensual style of decision making and ensures that no one individual has unfettered powers of decision making.

The Chairman, with the assistance of the Board Secretary, ensures that the Directors receive timely, accurate and clear information, before Board Meetings and updates on matters arising between Meetings.

1.5 Professional Advice & Training

The Board of Directors has access to Auditors, Senior Management and to all such information as is necessary to carry out their duties and responsibilities, fully and effectively. Additionally, the Board seeks independent professional advice as necessary. During the year under review, professional advice was sought on various matters relating to Sarbanes-Oxley (SOX) requirements as they related to SAP based internal controls, Branding, Food and Beverage Business Strategy, Business Process Outsourcing, Shared Services, Taxation and other select areas in Human Resource Management. The Board also keeps itself appraised of all current legislation and industry practices and seeks consultancy on such matters as required.

1.6 Board Effectiveness

The existence of strong and independent Non-executive Directors with proven experience and success in their respective fields teamed with performance driven Executive Directors results in uninhibited discussions at Board Meetings. Albeit not formally structured as yet, there is a regular review of the Board's effectiveness and its dynamics. Many discussions have taken place regarding a process of Board appraisal that is relevant, and appropriate, in the current context and this will be formally adopted during the year 2006/07. Meetings between the Chairman and the Non-executive Directors have also resulted in an open exchange of views that have yielded improvements in various areas of both conformance and performance.

1.7 Tenure and Retirement of Directors

One-third of the Directors, except the Chairman retire by rotation on the basis prescribed in the Articles. A Director retiring by rotation is eligible for re-election. The Executive Directors are appointed and re-appointed only until their prescribed Company retirement age. The Non-executive Directors, on the other hand, can be appointed for up to three successive terms of three years each subject to the age limit set by statute at the time of re-appointment following the end of a term.

2 Other Committees of the Board

The Board has, subject to the final approval by it of recommendations, delegated certain of its responsibilities to a number of standing committees, namely, the Audit Committee, Remuneration Committee and the Nominations Committee.

2.1 Audit Committee

Name of Director	Attendance Particulars	
	Attended	*Possible*
N Vitarana*	4	4
E Amerasinghe	4	4
S Easparathasan	4	4

* Chairman

The Audit Committee comprises solely of independent Directors. It is governed by a Charter which covers, in the main, the principles governing internal control and the management of risks, both financial and operational, and the workings of the Committee.

The Committee is responsible for the consideration and appointment of External Auditors, the maintenance of a professional relationship with them, reviewing the accounting principles, policies and practices adopted in the preparation of public financial information and examining all documents representing the final financial statements. The introduction of a quarterly self certification program that requires the Chief Financial Officers of Industry Groups, Heads of Finance of Sectors and Finance Managers of Operating Units to confirm financial compliance and the CEOs of Business Units to confirm operational compliance with statutory and other regulations and key control procedures has helped to identify any deviations from the expected norms and has significantly contributed to the Committee's efforts in ensuring effective internal control and risk management.

The Chairman/CEO, the Group Finance Director, the Group Financial Controller, the Head of Risk Control and Review and the External Auditors are regular invitees to the meetings of the Audit Committee.

The detailed Audit Committee Report including the areas reviewed during the financial year 2005/06 is given on page 27 of the Annual Report.

2.2 Remuneration Committee

Name of Director	Attendance Particulars	
	Attended	*Possible*
E Amerasinghe*	5	5
S Easparathasan	5	5
N Vitarana	5	5

* Chairman

The Remuneration Committee comprising of three independent Directors is responsible for assisting the Board of Directors in establishing remuneration policies and practices in the Group and in reviewing and recommending to the Board appropriate remuneration packages for the Chief Executive Officer and the other Executive Directors.

In performing this role, the Committee ensures that the Shareholder and Employee interests are aligned and the efficacy and integrity of the Group's Reward Programme is maintained. The Group's Remuneration Policy is formulated to attract and retain high calibre executives, to develop and implement the Group's business strategy. It is the objective of the Committee that the Remuneration Policy is on par with industry best practices and is able to cater to both the current and future needs of the Group. The policy is framed around the following key principles;

- The levels of remuneration and rewards, coupled with the challenges, exposure and career opportunities offered by a Group setting are sufficiently attractive to enable the recruitment and the retention of high calibre executives who possess the competencies and skills required by the Group in the current and future time frames,
- Remuneration ranges, expressed in Cost to Company (CTC) terms, are governed by lower and upper circuit breakers which are a function of the market average and the market maximum enhanced by an individual's performance rating. A detailed market survey covering over 175 positions was conducted in 2004 and has been regularly reviewed and updated to establish comparator baskets, market averages and market maximums for each Industry Group, Industry Sector and Function,
- Performance based rewards are earned through the achievement of demanding performance conditions consistent with Stakeholder needs and interests. Performance targets linked to Group Objectives and monitoring mechanisms are structured to operate soundly throughout the business cycle,
- Remuneration and rewards, including the grant of Share Options, are a function of the performance of the Group, the Industry Group, the Sector, the Business/Functional Unit and the individual, and are subject to the ability of the Business Unit and/or Group to pay. The process is structured such as to highlight and question those businesses that are unable to meet the remuneration benchmarks,
- Employee Share Options are also used as a means of attracting the best of talent and retaining those who meet or exceed the Group's expectations,
- The design of remuneration and reward schemes are prudent and are structured in a manner that does not expose Shareholders to unreasonable financial risk.

The detailed Remuneration Committee Report is given on page 29 of the Annual Report.

2.3 Nominations Committee

Name of Director	Attendance Particulars	
	Attended	*Possible*
S Easparathasan*	3	3
E Amerasinghe	3	3
N Vitarana	3	3
T Das	3	3
V Lintotawela#	3	3
S Ratnayake##	0	0

*Chairman
Retired on 31st December 2005
Appointed as Chairman on 1st January 2006

The Nominations Committee comprising of four (4) Non-executive Directors and the Chairman/CEO of JKH is responsible for identifying and proposing suitable candidates for appointment as Non-executive Directors to the Board of JKH. It also manages the process of appointing the Chairman and Deputy Chairman of JKH.

The detailed Nominations Committee Report is given on page 29 of the Annual Report.

3 External Auditors

Although Ernst &Young are the External Auditors of the Holding Company and many other Group Companies, and also audit the Consolidated Financial Statements, the Group Companies employ, on an individual basis, many other Audit Firms, these being KPMG Ford Rhodes Thornton & Co, Pricewaterhouse Coopers, SJMS Associates and Deloitte and Touché, India. The Audits have been distributed in a manner that does not give rise to one dominant External Auditor in terms of fees. In addition to the audit services, Ernst and Young and the other External Auditors have also provided certain non-audit services to the Group. All such services have been provided following assessments that ensure that there is no compromise of External Auditor independence and with the full knowledge of the Audit Committee.

Care is taken to ensure that the internal audit function in Group Companies is not outsourced to the External Auditor of that Company. The Group attempts, where practical, to give preference to Audit Firms, who are not, External Auditors of any Group Company, in carrying out internal audit work.

The Auditors' Report on the Financial Statements of the Company for the year under review is given on page 27 of the Annual Report.

4 Ethical Standards

The Group believes that the main source of its competitive advantage is the trust that the Stakeholders place on the Core Values underlying its corporate activities. Given the aforesaid, the Group attaches great importance to the communication of its Values to its Employees and Agents and ensures that their conduct is based on such Values.

A Code of Conduct has been formally communicated to the Assistant Vice Presidents and above of the Group, and is based on four basic principles, namely,

- The allegiance to the Company and the Group,
- The compliance with rules and regulations applying in the territories that the Group operates in,
- The conduct of business in an ethical manner at all times and in keeping with acceptable business practices, and
- The exercise of professionalism and integrity in all business and "public" personal transactions.

The subject Employees are expected to adhere to the Code in the performance of their official duties and in other situations that could affect the Group's image and are also expected to entrench the expected behaviour at all levels in the organisation.

Additionally, the Group's Core Values are regularly displayed in the Group's intra-web and are also disseminated in many other ways including at new Employee induction, climate survey feedback and performance management. Managers in particular are expected to walk the talk and actual management behaviour is monitored through an annual 360-degree feedback.

5 Open Communication

The Group has established a mechanism for Employees to report, to the Chairman through a communication link named "Chairman Direct", concerns about unethical behaviour and any violation of Group Values. Employees reporting such incidents are guaranteed complete confidentiality.

A concept of Skip-Level Meetings has also been introduced within the Group Companies in enabling Employees to get an opportunity to interact and discuss with superiors who are at a level higher than their own immediate supervisor. This has furnished the Management with a conduit, via firsthand feedback, to information, which is helpful in improving operations and work relationships as well as assisting in succession planning.

6 Compliance with Legal Requirements

The Board is conscious of its responsibility to the Shareholders, the Government and the Society in which it operates and is committed to upholding the highest standards of ethical behaviour in conducting its business. The Board, through the Group Legal Division, the Group Finance Division and its other operating structures, strives to ensure that the Company and all of its subsidiaries and associates comply with the laws and regulations of the countries they operate in.

The Board of Directors have also taken all reasonable steps in ensuring that all financial statements are prepared in accordance with the Sri Lanka Accounting Standards and the requirements of the Colombo Stock Exchange and other applicable authorities. The Sri Lanka Accounting Standards, as set by the Institute of Chartered Accountants of Sri Lanka, are those, which govern the preparation of the financial statements. The Board is aware of the growing importance of the disclosure of critical accounting estimates, which refers to the management's judgements in selecting and applying accounting principles and methods as a part of good governance. The Board states that there were no instances where such estimates were required.

7 Going Concern Principle and Statement of Director Responsibilities

The Directors are satisfied that the Company has sufficient resources to continue in operation for the foreseeable future. Accordingly, the going concern principle has been adopted in preparing the financial statements.

The Statement of Directors' Responsibilities in relation to financial reporting is given on page 110 of the Annual Report. The Directors' interests in contracts of the Company are disclosed in Note 35 to the Financial Statements and have been declared at meetings of the Directors. Directors' interests in contracts with the Company are also certified by the Auditors in their Audit Report on page 111 of the Annual Report.

8 Risk Review and Internal Controls

In addition to the Board Committees, the Board has, through the involvement of a Risk Review and Control Department, taken steps to gain assurance that systems, designed to safeguard the Company's assets and maintain proper accounting records that facilitate the production and availability of reliable information, are in place and are functioning as planned. The risk review program covering the internal audit of the whole Group is outsourced and the reports arising out of such audits are, in the first instance, considered and discussed at the Business/Functional Unit levels and, after review by the Sector Head and President, forwarded to the relevant Audit Committee. Further, the Audit Committees also assess the effectiveness of the risk review process and systems of internal control on a regular basis.

The Group Executive Committee (GEC) has adopted a Group-wide Risk Management Program to identify, evaluate and manage significant Group risks. The program ensures that a multitude of risks, arising as a result of the Group's diverse operations, are effectively managed in creating and preserving Shareholder and other Stakeholder wealth. The detailed Risk Management Report on page 44 of the Annual Report describes the process of Risk Management as adopted by the Group and the key risks to the achievement of the Group's strategic business objectives.

During the year under review, 22 Group-wide common processes such as vendor payments, bank account reconciliations, inter company reconciliations and invoice verification, among others, were evaluated using the COSO framework, which is the framework commonly used for assessing the effectiveness of internal controls over financial reporting under Section 404 of the Sarbanes-Oxley Act 2002, with a view to assessing the degree of internal control when recording transactional data under SAP. The findings, as well as the process, were documented, recommendations were made and implemented. This is the first in a series of proactive steps towards compliance with Section 404 of the Sarbanes Oxley-Act 2002.

Performance

1 Group Organisation and Executive Authority

The Operating Model currently in force facilitates Employee empowerment, individual initiative, operating flexibility and innovation within a performance oriented culture. It is founded on an overlay committee structure as depicted. This structure, while providing platforms for robust debate, has clearly defined responsibilities and accountability which together with well defined authority limits has facilitated operating expediency and decision freedom and ensured that no one operating body or individual has unfettered powers of decision making.

The Presidents, Sector/Functional Heads and Profit Centre/Function Managers are totally accountable for the Industry/Functions Groups, the Sectors/Functions and the Business Units/Sub-Functions respectively. The independence of the finance function is preserved through a structure that has Executive Vice Presidents - Finance and Sector Finance Controllers having a direct functional reporting line to the Group Finance Director in a setting that allows them to contribute and add value to operations via their direct reporting links with Presidents and Sector Heads.

In terms of the Operating Model, the Board has, subject to pre-defined limits, delegated its executive authority to the Chairman/CEO who exercises his authority through the Group Executive Committee (GEC).

Board/CEO

Level	Committee
Group Level	Group Executive Committee Group Operating Committee
Industry/Function Group Level	Group Management Committee
Industry/Function SBU/Sector Level	Sector Committee
Business/Function BU/Departmental Level	Management Committee

1.1 Group Executive Committee (GEC)

The GEC, headed by the Chairman/CEO, implements the policies and strategies determined by the Board, manages, through delegation and empowerment, the business and affairs of the Group, makes portfolio decisions and prioritises the allocation of capital, technical and human resources. The GEC is also responsible for succession planning and the appointment of Presidents, Executive Vice Presidents, Sector Heads, Functional Heads and other Senior Managers and the career management of Assistant Vice Presidents and above. The process of succession planning is well defined and a pool of potential successors for "positions at risk" is established on a proactive basis and is often reviewed. Under the Operating Model, the GEC Members, particularly the Presidents, play not only a mentoring role, as was the case with previous models, but are totally accountable for the businesses and functions under them.

The seven (7) member GEC consists of the Chairman/CEO, the Deputy Chairman, the Executive Director Presidents and the Presidents.

1.2 Group Operating Committee (GOC)

The GOC provides a platform to share learnings on issues that cross Industry Groups, Sectors, Business Units and Functions. It is also the forum to discuss Group Strategy, Group Initiatives and



John Keells Holdings
Industry Groups
Sector/ SBU
Ports
Transportation
City Hotels
Resort Hotels
Destination Management
Property Development
Real Estate
Manufacturing
Retail
Insurance
Banking/ Leasing
Stockbroking
IT Enabled Services
IT Services & Office Automation
Plantation Services
Centre Functions

Group Best Practices. Its main purpose is to act as a "glue" in connecting the various businesses within the Group towards identifying, extracting and exploiting Group synergies.

The twenty three (23) member Group Operating Committee currently consists of the Chairman/CEO, the Deputy Chairman, the Executive Director Presidents, the Presidents, the Sector Heads and the Executive Vice Presidents- Finance.

1.3 Group Management Committee (GMC) and Other Operating Committees

The other key Operating Committees are the GMCs, the Sector Committees and the Business Unit Management Committees that focus on strategy, performance monitoring, group initiatives and career management of Employees below Assistant Vice President at Industry Group, Sector, Strategic Business Unit and Business Unit levels respectively. Central Functions too have GMCs and Function Committees. Business and Function Units are encouraged to take responsibility and accountability to the lowest possible level via suitably structured committees and teams to facilitate Employee buy-in and further Employee empowerment.

The agendas of these committees are carefully structured to avoid duplication of effort and ensure that discussions and debate are complementary both in terms of a bottom-up and top-down flow of information.

2 Operations, Planning, Monitoring and Decision Rights

A structured Planning and Monitoring process which retains the flexibility of adaptation to ever changing needs facilitates, and encourages, the involvement of all staff in developing Annual and Five Year Plans that articulate strategy at Industry Sector Group, Sector, Strategic Business Unit, Business Unit, Departmental and Functional Unit levels. These Plans are formulated on a bottom-up basis using macro scenarios developed at the Corporate Centre. The Industry Group, Sector and Centre structure is illustrated above. The Industry Groups and Sectors are adequately supported by a robust Corporate Centre on all matters pertaining to human resources, finance, accounts, taxation, legal advice, internal audit, risk management, treasury and other areas as required.

Actuals are compared against the original plan and/or the reforecast on a monthly basis at GMC, Sector Committee, Management Committee and Departmental Committee levels and reviewed at least quarterly by the GEC. The GEC is able to view, on a hierarchical selectivity, the key financial and operational information relating to the Group companies, on SAP, on a real time basis via the various information portals.

Responsibility, for the achievement and the monitoring of plans as well as for the compliance with Group policies and guidelines, rests with the Chief Executive Officers of each Business Unit and the Heads/Managers of Corporate Centre based functions. At the GMC level and above, the focus is more on strategic priorities and headline financial and non-financial indicators.

Decision making speed is aided by a set of Decision Rights that are defined for each level and these have resulted in the reduction of bureaucracy leading to greater Employee empowerment.

Performance Objectives are established for all Staff from Executives to Presidents. Such objectives cascade from the Group Objectives. A Performance Management System that is founded on these Performance Objectives and a Competency Matrix, which has been developed as a part of the Human Resources Management process, provides the basis for training and development as well as recognition and reward.

3 Relationship with Shareholders

The Company, through its Investor Relations Department, maintains an active dialogue with its key individual and institutional Shareholders. Presentations are made to such Shareholders regularly. Dialogue is also maintained with potential Shareholders. Any concerns raised by a Shareholder is discussed at the GEC and addressed appropriately. Analysts Reports are circulated among the GEC as and when available and its contents debated.

All material information about the Company is promptly sent by facsimile to the Colombo Stock Exchange, where the shares of the Company are listed, and are released to the Press in a timely manner with a view to ensuring that all such information is made public as quickly as possible. The Group also publishes, quarterly, unaudited three months, six months and nine months ended Interim Report to all its Shareholders.

Shareholders will have the opportunity at the forthcoming AGM, notice of which has been communicated to you, to put questions to the Board and to the Chairmen of the various Board Committees. We trust that the contents of this Annual Report will enable existing and prospective Stakeholders to make better informed decisions in their dealings with the Company.

4 Corporate Social Responsibility

The Group recognises that it exists not only to optimise long term Shareholder value but also to look after the rights and appropriate claims of many non-Shareholder groups such as Employees, Consumers, Clients, Suppliers, Lenders, Environmentalists, Host Communities and Governments. The Group recognises that these Stakeholders have an interest in the outcome of the Group's actions and, therefore, will accord to them an increasing status when making corporate decisions. It is in this light, that the Group states that it cannot reach its full potential if it does not gain the support of all its Stakeholders. Also, the Group believes that it can maintain sustainable growth and steady premium returns to its Shareholders, in the longer term, only by taking into consideration the Economic, Environmental and Social impacts of all its business decisions.

During the year under review, the Group established the John Keells Social Responsibility Foundation, a Corporate Social Responsibility vehicle responsible, among other things, for developing and implementing the Group's approach to its primary Stakeholders. It is the aim of the Foundation to ensure that the social programs of the Group are consistent with the principles of Sustainable Development.

A separate report detailing the Group's involvement and achievements in this important area is given on page 87 of the Annual Report.

The Future

As a Group which is committed to employing best practices in all its dealings, JKH will strive to move beyond the mere meeting of mandated regulations under a predominantly conformance culture to imbibing and implementing the highest standards of Enterprise Governance. The Group's aim is to secure the confidence of all its Stakeholders, particularly its Investors, by conducting its affairs with integrity and efficiency. The Group believes that judgements on its future success will be made within a broader Stakeholder oriented framework which, while considering both Conformance and Performance, will also focus on what is achieved and how it is achieved.

1 **Composition of the Audit Committee**

The Audit Committee consists of three independent non-executive directors. The Chairman is a Chartered Accountant with experience in financial auditing and accounting acquired as a former partner of a leading firm of auditors. Another member is a former Senior Deputy Governor of the Central Bank with considerable experience in banking and financial matters. The third member is a lawyer by profession and a former Director General of the Employers' Federation, with extensive experience in labour relations. He has been associated with the private sector as an advisor and a director and has wide experience in commercial matters.

The Head, Group Risk and Control Review serves as Secretary to the Audit Committee.

2 **Meetings of Audit Committee**

Four (4) meetings were held during the year. The Chairman of the Board, the Group Finance Director and the Group Financial Controller attend by invitation. Other officials are required to attend on a need basis. The external auditors attend meetings when matters pertaining to their functions come up for consideration.

In addition to business transacted at meetings, a summary of internal audit reports of all Group companies is reviewed and follow-up action is initiated on matters of significant concern.

3 **Internal audit**

The internal audit function is outsourced to leading audit firms. The resources of the Risk and Control Review Department ("R&CR") are utilised to organise the outsourcing, to coordinate Management's responses to audit observations, to conduct follow up reviews on the implementation of audit recommendations and to carry out special assignments.

The internal audit function, in addition to the review of the efficacy of internal controls, covers the review of:

a. Operational risks
b. Business risks
c. Compliance with statutory requirements
d. Compliance with the Group's and Company's policies
e. Operating inefficiencies with proposals for remedial action

The internal auditor was also required to provide an overview of the risk profile of the business being audited together with a risk grading on a specified scale.

The internal audit frequency depends on the overall risk grading, with higher risk areas being on a shorter audit cycle. The Audit Committee opines that this approach provides an optimal balance between the need to manage risk and the costs thereof.

The above extended scope of internal audit to cover risks is facilitated by the Groupwide risk management strategy now in operation.

4 **Internal audit of quoted subsidiaries**

Consequent to the appointment of independent directors to the boards of quoted subsidiaries, such boards have set up their own audit committees consisting, where possible, of independent directors. Such audit committees are independent of the Audit Committee of John Keells Holdings but are required to maintain minimum standards as agreed with John Keells Holdings Audit Committee. Their audit reports and minutes of their meetings are made available to the Audit Committee of John Keells Holdings. R&CR provides secretarial and logistical support to such audit committees.

5 **Compliance with financial reporting and statutory requirements**

The Audit Committee receives a quarterly declaration from the Financial Controller of each Industry Group listing any departures from financial reporting and statutory requirements. Such reported exceptions are followed up to ensure appropriate corrective action.

Group Finance, in consultation with the auditors, has documented the consolidation practices and a consolidation master file has been built. In order to ensure uniformity in reporting, Group Finance has developed a standard format for the annual financial statements of subsidiary companies.

A workshop was held for all senior accounting personnel on the 1st of March '06, to familiarise them with the requirements for the year-end closure as well as changes arising from the new accounting standards. The workshop was conducted by Group Finance which was assisted by Ernst & Young. Representatives from the other audit firms were in attendance.

6 **External Audit**

The external auditors of the holding company submitted a detailed audit plan for the financial year 2005/2006, which specifies, inter alia, the areas of operations to be covered in respect of each significant subsidiary. The audit plan was reviewed at a presentation made by the external auditors. The audit plan also specifies 'areas of special emphasis' which have been identified from the last audit or from a review of current operations. The areas of special emphasis have been selected because of the probability of error and the material impact it can have on the financial statements.

The external auditors have kept the Audit Committee advised on an ongoing basis of any matter of significance that arose during the course of the year and during their year end audit.

The Auditors met with the Audit Committee on 24 May 2006 to agree on the final Financial Statements.

The Audit Committee reviews the audit fees for John Keells Holdings and recommends its adoption by the Board. It also reviews the other services provided by the auditors and ensures that their independence as auditors is not compromised.

The Audit Committee has recommended to the Board that M/s Ernst & Young be appointed external auditors of John Keells Holdings for the financial year ending 31st March 2007, subject to approval by the Shareholders at the next Annual General Meeting.

7 SAP

During the year, a review of SAP operating module was completed and documented in the form of detailed flow-charts of the different processes involved. Workshops were held for the accounting personnel of the different companies involved in the SAP processes and feedbacks obtained from them. The ultimate objective of this exercise was to ensure that internal controls were in place as required by the Sarbanes Oxley Act and that standardised accounting procedures incorporating best practices were adopted across the Group.

A review of data, transferred from business unit level operating systems to the SAP system to ensure the integrity of data, revealed no errors or omissions.

8 SLAS 40- Investment Property

This standard came into effect from 1st April 2005 and has had an impact in the preparation and presentation of the Financial Statements in 2005/2006. A special committee was set up at the Corporate Centre to review and interpret this standard and organise internal meetings and discussions with finance personnel within the Group to educate and familiarise them with the application and interpretation of this Standard. The Group Auditors were requested to pay particular attention to the application of this standard during their audits this year. The Auditors have confirmed that this standard has been applied satisfactorily in the preparation and presentation of the financial statements in 2005/2006.

9 Conclusion

The Audit Committee is satisfied that the effectiveness of the organisational structure of the Group and of the implementation of the Group's accounting policies and operational controls provide reasonable assurance that the affairs of the Group are managed in accordance with Group policies and that Group assets are properly accounted for and adequately safeguarded.

N C Vitarana
Chairman, Audit Committee
24 May 2006

Remuneration Committee

The Remuneration Committee consists of three independent non executive Directors. The Chairman/CEO of JKH is a regular invitee to the Committee Meetings whilst other Directors have been invited when the occasion demanded dialogue and consultation.

The Committee met five times during the period reviewed. The Committee wishes to report that it has complied with its enabling charter and particularly that :

- It has addressed the objectives set for the Committee to the extent that it has taken due steps to establish remuneration policies and practices.
- It has ensured that Shareholder and Employee interests are aligned.
- It has satisfied itself that the Group is able to attract, motivate and retain management talent and ensure loyalty of staff.
- It has ensured that reward programmes and schemes maintain their integrity and comply with legal and accepted norms.

Whilst the Committee operates as an independent group giving advice and making recommendations to the Board of Directors, it has always worked very closely with the Executive Directors, The Group Executive Committee (GEC) and the Human Resource Division in performing its functions. The Committee wishes to place on record its thanks to the individuals serving on these bodies for their help and assistance in discharging its functions effectively.

The normal functions which were undertaken consisted of :

- Reviewing salaries of Executive Directors and the Chairman.
- Monitoring and assessing the recommendations of the GEC in relation to incentive payments
- Approving the allocation of shares to management staff based on performance under the Employee Stock Option Plan (ESOP).

In addition during the year under review, the Committee also undertook the following tasks :

- To prepare a 'ready reckoner' with the assistance of the HR Department, in order to have a tool for making a comparison of all salaries of executive and non-executive staff, which would help eliminate and correct anomalies and identify relevant differentials between categories of Employees. This comparison helps in establishing and maintaining relevant differentials between the different management levels and those belonging to the Group Executive Committee.
- To adopt a policy framework ensuring that all Employees throughout the Group would have adequate opportunities to secure compensation, comparable, or higher than, the prevailing market standards.
- To make recommendations regarding the superannuation package of the Chief Executive who retired during the period under review.
- To formulate a Performance Management Scheme for the Directors and a Board appraisal system, which hopefully will be ready in the ensuing year.

Finally, I would like to thank my colleagues Messrs Easparathasan and Vitarana for their co-operation and assistance.

E F G Amerasinghe
Chairman, Remuneration Committee
31 March 2006

Nominations Committee

The Nominations Committee consists of four independent non-executive Directors and the Chairman/CEO of John Keells Holdings Limited.

In terms of its Charter the Committee's functions are:

a. To recommend to the Board the process of selecting the Chairman and the Deputy-Chairman.
b. To identify suitable persons who could be considered for appointment to the Board as Non-executive Directors.
c. To make recommendation on matters referred to it by the Board.

Having accomplished its task of recommending to the Board, the process of selecting the Chairman and the Deputy Chairman and making recommendation to the Board last year, the appointments were approved by the Board and duly actioned. The Committee that considered the foregoing consisted of four independent Non-executive Directors.

During the period under review, the Committee met on three occasions with all four independent Non-executive Directors and Chairman/CEO of John Keells Holdings Limited in attendance primarily to identify suitable persons who could be considered for appointments as non-executive Directors following the identification by the Board of the need for certain skills representation on the Board.

The Committee on two separate occasions identified Mr Steven Enderby, Partner, Actis Captial LLP, UK one of the leading private equity investors in the world in emerging markets and Mr Mohamed Muhsin, former Vice-President, The World Bank, as being eminently suitable for appointment as non-executive Directors to the John Keells Holdings Limited Board. In arriving at the selection, the Committee took into consideration the experience and expertise of the two nominees and the requirements of the Main Board of John Keells Holdings Limited. The committee was of the view that the recommended candidates would be able to effectively contribute towards the decision making process of the Board and enhance its efficacy, whilst strengthening its corporate governance capabilities, in a conglomerate setting. The choice of the Committee in both instances was unanimous. The Board accepted the recommendations of the Committee and Mr Steven Enderby and Mr Mohamed Muhsin were appointed to the Board with effect from 1 July 2005 and 1 November 2005 respectively.

S Easparathasan
Chairman, Nominations Committee
31 March 2006


MANAGEMENT DISCUSSION AND ANALYSIS

The JKH Share

The Share Price of John Keells Holdings (JKH) closed at Rs.157.75 as at 31 March 2006, appreciating by 40 per cent over the previous year's Closing Price (adjusted for scrip issues). During the year, the share price ranged between a low of Rs.113.25 and a high of Rs.177.00.

During the year ended 31 March 2006, the JKH share outperformed the Colombo All Share Price Index (ASPI) by 9 percentage points, the Blue Chip Milanka Price Index (MPI) by 18 percentage points and the Diversified Sector Index (DSI) by 17 percentage points. Despite slower earnings growth during the first 6 months of the year, the share price out-performance over key benchmark indices has reaffirmed investor confidence in the JKH share.

Over the past five years, the JKH share has outperformed the ASPI, MPI and DSI by compounded annual growth rates of 13 percentage points, 18 percentage points and 5 percentage points respectively.

Issued Share Capital

The Company's Issued Share Capital grew to Rs.4.0 billion as at 31 March 2006 from its closing balance of Rs.3.3 billion last year. The 21 per cent increase in issued shares was mainly on account of the 1:5 bonus announced in April 2005 and 2,035,682 Employee Share Options (ESOPs) exercised during 2005/06. In addition to the shares in issue, there were a further 18,668,461 shares equivalent of unexercised ESOPs as at the date of this Report. (Details in page 108 of Directors' Report)

The balance of Global Depository Receipts (in ordinary share equivalents) as at 31 March 2006, increased to 0.85 million from 0.71 million last year on account of the 1:5 bonus issue announced in April 2005.

Market Capitalisation and Enterprise Value

The total Market Capitalisation of JKH as at 31 March 2006 was Rs.63.1 billion, 40 per cent higher than the Rs.44.9 billion as at 31 March 2005, on the back of a 21 per cent expansion in the Company's Issued Share Capital on account of the 1:5 bonus, and a 16 per cent appreciation in unadjusted share price.

The Enterprise Value as at 31 March 2006 at Rs.64.4 billion was a 38 per cent increase over the Rs.46.6 billion as at 31 March 2005; a result of higher Market Capitalisation but marginally offset by a 21 per cent decrease in Net Debt. Net debt including debt of MLL and Property Development Sector advances declined by 67 per cent to Rs.1.2 billion.


Market Capitalisation
Net Debt
Enterprise Value Composition
Rs.billion
70
60
50
40
30
20
10
0
(10)
2002
2003
2004
2005
2006
Enterprise Value

Dividends

The Company's dividend policy seeks to maintain a steady payout of the Profit After Tax adjusted for any non-cash gains/losses, while retaining sufficient funds to support its investment strategies towards future growth opportunities.

In addition to the 20 per cent Interim Dividends already declared and paid, the Board has recommended for approval by the Shareholders at the AGM, a 10 per cent third and final Dividend based on the Profits of

Market Information on Ordinary Shares of the Company

	2005/2006	2004/2005
Market Value		
Highest Price (Rs)	177.00 (05 Oct 2005)	116.67 (08 Feb 2005)*
Lowest Price (Rs)	113.25 (18 Jan 2006)	80.83 (06 Apr 2004)*
As at year end (Rs)	157.75	112.92*
** Adjusted for dilution*		
Trading Statistics		
Number of Transactions	12,775	11,221
Number of Shares Traded	75,132,400	69,072,553
% of Total Shares in Issue	18.8	20.8
Value of all Shares Traded (Rs.'000)	11,099,644	8,136,278
Average Daily Turnover (Rs.'000)	46,057	34,186
% of Total Market Turnover	9.8	10.9
Market Capitalisation (Rs)	63,101,104	44,936,312
% of Total Market Capitalisation	9.2	10.0

2005/06. This amounts to a Total Dividend per Share (DPS) of Rs.3.00; unchanged from last year. Dividend payout was 72 per cent compared to 97 per cent in the year 2004/05, resulting in the Dividend paid and payable out of the 2005/06 profits being Rs.1.20 billion compared to the Rs.1.03 billion paid out of the 2004/05 profits, an increase of 17 per cent.

Total Shareholder Returns

The Total Shareholder Returns (TSR) on a JKH Share in 2005/06 was 42 per cent, compared to the average one year T-bill rate of 9.7 per cent during the same period, given a 40 per cent appreciation in share price and a DPS of Rs.3.00. This is an improvement over last year's TSR of 38 per cent.



Dividends vs Payout Ratio
Dividend
Dividend Pay Out
75%
77%
61%
97%
72%
Rs.0.4 billion
Rs.0.4 billion
Rs.0.8 billion
Rs.1.2 billion
2002
2003
2004
2005
2006



Five-year Total Shareholder Returns
Annual TSR
Indexed 5-year TSR
83.5%
28.0%
112.4%
37.5%
42.4%
183%
235%
499%
686%
977%
2001/02
2002/03
2003/04
2004/05
2005/06



JKH Share Volumes and Relative Performance vs Market
160
150
140
130
120
110
100
90
80
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
JKH Volume
JKH
ASPI
MPI

Distribution of Shareholders

	31st March 2006				31st March 2005			
	Number of Shareholders	%	Number of Shares held	%	Number of Shareholders	%	Number of Shares held	%
Less than or Equal to 1,000	4,667	61.01	1,090,833	0.27	5,122	64.11	1,082,726	0.33
1,001 to 5,000	1,567	20.49	3,675,763	0.92	1,568	19.62	3,623,837	1.09
5,001 to 10,000	531	6.94	3,878,535	0.97	492	6.16	3,548,246	1.07
10,001 to 50,000	581	7.60	12,174,488	3.04	512	6.41	10,561,297	3.18
50,001 to 100,000	95	1.24	6,838,394	1.71	95	1.19	6,518,627	1.97
100,001 to 500,000	96	1.26	20,220,059	5.05	100	1.25	22,091,125	6.66
500,001 to 1,000,000	36	0.47	25,679,005	6.42	32	0.40	22,162,944	6.68
Over 1,000,000	76	0.99	326,447,916	81.61	69	0.86	262,044,463	79.02
	7,649	100.00	400,004,993	100.00	7,990	100.00	331,633,265	100.00

Compounded annual TSRs over the past 3-year, 5-year and 10-year periods are 46 per cent, 51 per cent and 26 per cent respectively.

Earnings Per Share

Overall growth in Earnings Per Share (EPS) was supported mainly by the Transportation and Property Industry Groups. Growth in EPS improved significantly during the last quarter of the year, mainly given stronger earnings in the Leisure Industry Group compared to the tsunami affected base of 2004/05. At Rs.7.54 for 2005/06, EPS (fully diluted) recorded an increase of 33 per cent over the Rs.5.67 recorded in the previous year. EPS prior to profits from discontinued activities and change in fair value of Investment Properties was Rs.6.50. This was a 25 per cent growth over the EPS of Rs.5.21 prior to tsunami related insurance proceeds last year, an indication of the purely operational growth of the Group's bottom-line this year.

Cash Earnings Per Share (CEPS) for 2005/06 was Rs.10.04, a 17 per cent growth compared to the Rs.8.60 last year. The slower growth in CEPS was mainly on account of the Rs.227 million non-cash profits on change in Fair Value of Investment Properties.

Price Earnings Ratio

The Price Earnings Ratio (PER), as at 31 March 2006, was 21 times as compared to the 20 times as at 31 March 2005. The JKH share has consistently traded at a premium to the Market PER, which was 14.75 times as at 31 March 2006, as per the "Stock Market Daily" publication of the Colombo Stock Exchange.

Capital Productivity

The Return on Equity improved from 12.6 per cent in 2004/05 to 14.6 per cent in the year under review. Pre Tax Return on Capital Employed improved from 13.7 per cent to 15.9 per cent.

Capital productivity of the Group during the year was boosted by Transportation and Property, more than offsetting the near-term retarding effect of significant investments made in the Leisure Industry Group during the year. The Transportation Industry Group recorded a 26 per cent growth in Earnings Before Interest & Tax (EBIT) to Rs.2.4 billion with healthy contributions from the Ports and shipping businesses, while the Property Industry Group improved its EBIT by three-fold to Rs.847 million on the recognition of profits from the sale of apartments at "The Monarch" tower. There was a Rs.2.5 billion increase in the Leisure Industry Group capital employed, the returns on which would mainly accrue during the ensuing years. The increase in capital was mainly on account of the expansion and refurbishment of the Cinnamon Grand (formerly Colombo Plaza), the acquisition of a resort in Yala, the refurbishment of the Chaaya Village, Habarana and the investment in Alidhoo in the Maldives, a resort presently under construction and to be operational by early 2007.

(Details on Group ROE and ROCE are found on page 39 of the Management Discussion and Analysis)


ROCE
ROE
ROE vs ROCE
9.2%
6.7%
14.4%
14.6%
16.3%
14.0%
13.7%
12.6%
15.9%
14.6%
2001/02
2002/03
2003/04
2004/05
2005/06

Price to Book

The Price to Book ratio as at 31 March 2006 was 2.8 times, compared to 2.4 times last year, re-affirming investor confidence in the Group's future earnings strength. Market Value Added was Rs.40.2 billion as at 31 March 2006 compared to Rs.26.1 billion last year.

Liquidity

During the year 2005/06 the average daily turnover of the JKH Share was Rs.46.7 million, compared to a Rs.471.4 million average daily turnover recorded by the Colombo Stock Exchange. Total annual turnover of the JKH share amounted to 9.8 per cent of total market turnover, lower than the 11 per cent registered last year, indicating a relative decrease in liquidity levels in relation to the overall market.

Liquidity levels of the JKH share per se increased compared to the last year, with total volumes traded during the year increasing to 75.1 million shares compared to 69.1 million in 2004/05 and average Daily turnover increasing to Rs.46.7 million compared to Rs.34.2 million last year. Average daily volume clocked in at 46,057 shares vs. 34,186 shares recorded last year. Higher liquidity levels were recorded during the second half of the year, and particularly during the months of September, November and January which mirrored Shareholder expectations of better quarterly growth in earnings. Highest monthly activity was recorded in January following the announcement of the first round of the Geneva peace talks.

Valuation Yardsticks	2005/06	2004/05	2003/04
PER	21	20	15
EV/EBITDA	10.8	9.9	7.7
Price/Book	2.8	2.4	1.8
Dividend Yield	1.9%	2.6%	2.7%
Total Shareholder Returns	42%	38%	112%

The total shares traded represents an annualised JKH Share Turn ratio of 0.2 times, which remains unchanged from last year.

The free float of the share, being the number of shares of the issued capital freely available for trading as calculated by excluding all strategic holdings, shares held by Directors, Executives and Related Parties, and all those who hold over 10 per cent of the total issued shares of the Company was 70 per cent as at 31 March 2006 compared to 69 per cent at last year's close.

Distribution and Composition of Shareholders

The total number of Shareholders of JKH decreased to 7,649 as at 31 March 2006 compared to the 7,990 as at 31 March 2005. To analyse the distribution, over 97 per cent of the Shareholders held 7 per cent of the total shares at an average of 3,717 shares per Shareholder. On the high end, under 3 per cent of the Shareholders held 93 per cent of the shares at an average of 1.8 million shares per Shareholder. In terms of composition, 93 per cent of the Shares in issue as at 31 March 2006 was held by Public and 7 per cent of the Shares were held by the Directors, Executives and connected parties. Of the Shareholders as at 31 March 2006, 54.4 per cent was held by Residents and 45.6 per cent was held by Non Residents.


Trend in Composition of Shareholders
Directors and Spouses
Executives and Connected Persons
Public - Resident
Public - Non Resident and GDRs
47%
46%
10%
8%
7%
2002
2003
2004
2005
2006

Shareholder Information

* The issued ordinary shares of John Keells Holdings Limited are listed on The Colombo Stock Exchange
* Stock exchange ticker symbol for John Keells Holdings shares:JKH
* Newswire codes
  Bloomberg : JKH.SL Dow Jones : P.JKH Reuters : JKH.CM

Composition of Shareholders

	31st March 2006			31st March 2005		
	Number of Shareholders	Number of Shares held	%	Number of Shareholders	Number of Shares held	%
Directors and Spouses	8	5,529,126	1.38	8	7,490,344	2.26
Executives and Connected Persons	94	22,204,614	5.55	106	23,963,037	7.23
Public - Resident						
Institution	547	64,842,016	16.21	499	50,548,122	15.24
Individual	6725	74,927,382	18.73	7120	57,160,861	17.24
Public - Non Resident						
Individual	89	134,318,869	33.58	91	113,444,294	34.21
Institution	183	5,620,134	1.41	163	5,530,591	1.67
Global Depository Receipts	1	851,901	0.21	1	709,918	0.21
Shareholders holding more than 10%	2	91,710,951	22.93	2	72,786,098	21.95
	7,649	400,004,993	100.00	7,990	331,633,265	100.00

Twenty Largest Shareholders of the Company

	31st March 2006		31st March 2005	
Shareholder's Name	No. of Shares	%	No. of Shares	%
Mr S.E.Captain	50,100,084	12.52%	37,753,542	11.38%
Mr R.Rajaratnam	41,610,867	10.40%	35,032,556	10.56%
Mr A.A.N. de Fonseka	13,510,034	3.38%	9,814,345	2.96%
Aberdeen Global Asia Pacific Fund	10,791,500	2.70%	3,553,250	1.07%
Arisaig India Fund Limited	10,374,804	2.59%	8,645,670	2.61%
Genesis Group Trust Emerging Markets Fund	9,013,444	2.25%	7,511,204	2.26%
The Emerging Markets South Asian Fund	7,895,422	1.97%	10,590,352	3.19%
Rubber Investment Trust Limited	6,945,860	1.74%	5,807,384	1.75%
Mr K.Balendra	6,832,579	1.71%	8,318,816	2.51%
FS Asia Pacific	6,459,343	1.61%	8,200,000	2.47%
CEI Plastics Ltd	6,451,172	1.61%	4,450,572	1.34%
Galleon Diversified Fund Limited	6,156,200	1.54%	-	0.00%
Ms. L.A.Captain	5,000,020	1.25%	4,070,917	1.23%
FS Global Emerging Markets Fund	4,903,894	1.23%	5,548,912	1.67%
Ohio State Teachers Retirement System	4,847,828	1.21%	4,869,774	1.47%
Aberdeen Far East Emerging Economies Unit Trust	4,590,460	1.15%	3,825,384	1.15%
Polypak SCCO Limited	4,315,700	1.08%	331,000	0.10%
Paints & General Industries (Exports) Limited	4,250,016	1.06%	3,300,016	1.00%
Paints & General Industries Limited	4,200,078	1.05%	2,505,201	0.76%
The Ceylon Investment Company Limited	4,156,873	1.04%	3,473,228	1.05%

Scrip Issues since FY1992

Year ended 31st March	Issue	Basis	No. of new shares (million)	Ex-Date
1992	Rights @ Rs.160*	1:4	2.50	16-Jan-92
1993	Bonus	1:5	2.50	03-Sep-92
1994	GDRs	n/a	4.50	n/a
1995	Bonus	1:6	2.50	19-Jan-94
1995	Rights @ Rs.200*	1:6	2.50	19-Jan-94
1996	Bonus	1:7	3.50	20-Dec-95
1997	Bonus	1:7	4.00	20-Jan-97
1998	Bonus	1:4	8.02	09-Jan-98
2000	Bonus	1:5	8.09	15-Jun-99
2000	Bonus	1:4	12.14	05-Jan-00
2001	Bonus	2:1	122.36	27-Jul-00
2004	Bonus	1:4	46.94	10-Jun-03
2004	Private Placement	n/a	24.00	21-Oct-03
2004	Rights @ Rs.75*	1:7	37.42	07-Nov-03
2004	Bonus	1:10	30.02	13-May-04
2005	Bonus	1:5	66.34	10-May-05

* Unadjusted prices

GDR History (in terms of ordinary shares, million)

Year ended 31st March	Issued*	Converted	Balance
1994	4.50	0.00	4.50
1995	0.00	0.21	4.29
1996	0.59	0.20	4.67
1997	0.27	2.80	2.14
1998	0.28	1.06	1.37
1999	0.00	0.75	0.63
2000	0.26	0.52	0.36
2001	0.72	0.23	0.85
2002	0.00	0.17	0.68
2003	0.00	0.16	0.52
2004	0.13	0.00	0.65
2005	0.06	0.00	0.71
2006	0.14	0.00	0.85

* First issued in FY1994 and subsequently increased along with bonus issues of ordinary shares
* GDRs/Ordinary shares = 1:2

Employee Share Options

Year ended 31st March	No. of options exercised* (million)
1997	0.02
1998	0.16
1999	0.27
2000	0.47
2001	0.02
2002	1.78
2003	2.30
2004	4.08
2005	1.53
2006	2.04

** First exercised in FY1997*

Dividends since FY1992

Year	Rate (%)	Net Dividends (Rs.'000)
1991/92	30	34,701
1992/93	25	35,754
1993/94	25	47,340
1994/95	35	84,285
1995/96	28	77,586
1996/97	30	92,050
1997/98	40	155,783
1998/99	40	151,343
1999/00	30	168,150
2000/01	20	353,128
2001/02	20	329,869
2002/03	20	342,203
2003/04	25	725,783
2004/05	30	1,027,497
2005/06	30	1,199,460

Share Capital

Year ended 31st March	No. of shares in issue (million)
1990	10.00
1991	10.00
1992	12.50
1993	15.00
1994	24.50
1995	24.50
1996	28.00
1997	32.02
1998	40.21
1999	40.47
2000	61.18
2001	183.56
2002	185.35
2003	187.64
2004	300.08
2005	331.63
2006	400.00

CONSOLIDATED GROUP PERFORMANCE

Performance highlights for the year under review are as below :

- Group Revenue increased 27 per cent to Rs.29.93 billion
- Earnings before Interest and Tax increased 36 per cent to Rs.4.84 billion
- Profit before Tax increased 37 per cent to Rs.4.31 billion
- Profit after Tax increased 39 per cent to Rs.3.49 billion
- Profit Attributable to the Group increased 34 per cent to Rs.3.05 billion
- Fully Diluted Earnings Per Share increased 33 per cent to Rs.7.54 per share
- Cash Earnings Per Share increased 17 per cent to Rs.10.04 per share
- Return on Capital Employed increased from 13.7 per cent to 15.9 per cent
- Return on Equity increased from 12.6 per cent to 14.6 per cent

Revenue

Group Revenue before accounting for Associate Company Turnover increased 27 per cent to Rs.29.93 billion in 2005/06 from Rs.23.65 billion in 2004/05, mainly driven by increases in the Transportation, Property and Food & Beverage Industry Groups. The Transportation Industry Group Revenues (excluding Associate Company Revenue) increased 49 per cent to Rs.8.86 billion on the back of a good performance by Lanka Marine Services and other companies within the Industry Group. The newly formed Property Industry Group enjoyed high growth due to recognition of Revenue from apartment sales of Monarch Towers resulting in Revenue growth of 297 per cent to Rs.2.44 billion. The Food & Beverage Industry Group recorded a growth of 28 per cent due to strong performances in the beverage and frozen confectionary business segments. However, Revenues of the Leisure Industry Group grew marginally by 2 per cent as a result of the slow recovery from the effects of the tsunami.

The ratio of supply of goods and services was 52:48 in 2005/06 as against 63:37 in 2004/05. In absolute terms, Revenue from supply of goods grew 5 per cent to Rs.15.60 billion while Revenue from supply of services grew 64 per cent to Rs.14.33 billion in 2005/06. The geographical mix of Revenue in 2005/06 increased to 89 per cent from Sri Lanka, compared to 87 per cent in 2004/05.

Cost of Sales and Operating Expenses

In the year 2005/06, the Cost of Sales was 71 per cent of revenues which is in line with the Cost of Sales in 2004/05. The total expenses remained at 90 per cent of revenue in 2005/06. Administrative Expenses grew 10 per cent, in line with inflation, to Rs.3.40 billion. Distribution Expenses increased 29 per cent mainly due to increased expenses in Food & Beverage and Leisure. Other Operating Expenses grew 24 per cent to Rs.1.0 billion mainly on account of Rs.137 million as a final settlement relating to the Shin Nippon arbitration case of Crescat.

Earnings Before Interest and Tax (EBIT)

The Group EBIT increased by 36 per cent to Rs.4.84 billion as against Rs.3.55 billion the previous year. The main contributors to the EBIT were the Transportation, Property and Leisure Industry Groups with Rs.2.37 billion, Rs.847 million and Rs.821 million respectively. EBIT growth was primarily driven by the Property, Transportation and Food & Beverage Industry Groups. Property in particular performed well with an increase of Rs.634 million in EBIT, a 299 per cent growth over 2004/05. The Information Technology Industry Group recovered well compared with the losses made last year, recording a Rs.121 million increase in EBIT.

The EBIT in Leisure was below that recorded in 2004/05 by Rs.15 million. The recovery of the tourism industry took longer than anticipated, thereby affecting the performance of the Leisure Industry Group. Closer analysis of the 4th Quarter results indicated that the industry was on the way to recovery. Coupled with the repositioning strategy and international expansion of the Industry Group, the performance of Leisure is expected to recover in the ensuing financial year. Plantation Services recorded a drop of Rs.163 million in EBIT as a result of the divestiture of Keells Plantation Management Services (Pvt.) Ltd (KPMS), holding company of Namunukula Plantations, and lower performance by Tea Smallholders whose key "out-turn" value driver was significantly affected by weather.



Group EBIT and EBIT Margins
EBIT
EBIT Margin
Rs.million
5,000
4,000
3,000
2,000
1,000
0
11.7%
14.0%
14.4%
2003/04
2004/05
2005/06

The Group EBIT Margin improved marginally to 14.4 per cent compared with 14.0 per cent the previous year. Property, Food & Beverage, Financial Services and IT improved EBIT Margins against the previous year. The overall EBIT Margin in F&B improved from 3.9 per cent to 4.9 per cent with growth in margins driven by an improved performance in the beverages, frozen confectionary and supermarkets. Information Technology and Financial Services recorded improvement in EBIT. The EBIT Margin in the Transportation Industry Group reduced from 24.8 per cent to 22.6 per cent primarily as a result of lower margins at our associate South Asia Gateway Terminals (SAGT) which had lower than expected volumes from its key Customers, resulting in a lesser dilution of its fixed overhead. Aggressive marketing drives to boost occupancy rates and costs associated with the re-positioning strategy of hotels resulted in the EBIT Margin in the Leisure Industry Group falling to 14.8 per cent from 15.4 per cent in 2004/05. It is expected that with the re-positioning strategy, which should enable the hotels to command higher rates, and the recovery of the tourism industry, the Margins in the Leisure Industry Group would improve in the ensuing year.

The composition of EBIT has improved with less reliance overall on the Transportation and Leisure Industry Groups. In 2004/05, these two Industry Groups accounted for 76 per cent of the total EBIT whilst in 2005/06 the two sectors contributed 66 per cent collectively to the EBIT as a result of a higher contribution to EBIT by other Industry Groups. In particular, the Property Industry Group contribution to EBIT improved significantly from 6 per cent to 18 per cent in the year under review.


Group EBIT Composition
6%
6%
5%
+0%
7%
53%
23%
18%
8%
2%
8%
49%
17%
(2)%
2004/05
2005/06
Other
Property
Financial Services
Information Technology
F & B
Transportation
Leisure

Finance Expense

Finance expense in the year 2005/06 increased by 30 per cent to Rs.525 million despite a reduction in the total debt of the Group by Rs.3.78 billion. This was partly due to higher interest rates and average debt levels higher than the previous year, although falling at the year end. The effect of MLL being accounted as an Associate Company after the MLL/NTB merger had a significant impact on the reduction of debt.

Of the total Finance Expense borne by the Group, the six Industry Groups accounted for Rs.183 million while JKH and other companies accounted for the balance Rs.342 million. Of the Rs.183 million Finance Expense among the Industry Groups, Food & Beverage and Leisure accounted for Rs.178 million, amounting to 97 per cent of the Finance Expense within the Industry Groups. This was largely due to increased borrowings in Leisure as a result of its investment in upgrading the Cinnamon Grand and two new acquisitions in Sri Lanka and the Maldives, resulting in Finance Expense increasing by 256 per cent over last year to Rs.93 million. The Finance Expense of F&B increased marginally by 3 per cent to Rs.85 million. Of the Rs.343 million, JKH accounted for Rs.262 million due to corporate borrowing while the Plantation Services Sector accounted for Rs.83 million of which Rs.49 million was attributable to Namunukula Plantations prior to its divestiture.

Taxation

Taxation for the Group was Rs.818 million, an increase of 27 per cent against 2004/05. The effective tax rate of the Group declined to 19 per cent against 20.5 per cent the previous year, mainly on account of increased profits from Lanka Marine Services which enjoys a tax holiday, as well as the tax-free contribution from the Maldivian hotels. After eliminating the profits from tax exempt and foreign companies, the effective tax rate on profits taxable in Sri Lanka has increased, with some of the contributing factors being, higher taxation in the Financial Services Industry Group and disallowance of deduction of certain expense items in the calculation of taxable profits.

In the year under review, Group Taxation comprised mainly of Income Tax of Rs.610 million and Dividend Tax of Rs.148 million. In 2004/05, Group Taxation comprised mainly of Income Tax of Rs.639 million, although the total Taxation was Rs.646 million due to a reversal of Rs.78 million. The Dividend Tax of the Group increased significantly to Rs.148 million in 2005/06 from Rs.56 million due to higher Dividend Income from Subsidiary Companies and changes in Tax legislation.


Composition of Group Taxation
4%
3%
18%
75%
Income Tax
Withholding Tax
Economic Service Charge
Deferred Tax/Reversal

Profit after Taxation (PAT)

Profit after Taxation at Rs.3.49 billion was 39 per cent above the previous year's achievement of Rs.2.51 billion. The primary contributors to PAT were Transportation, Property and Leisure with Rs.2.21 billion, Rs.832 million and Rs.619 million respectively. Cost of Corporate Centre and other Support Services were Rs.731 million, inclusive of Rs.262 million as JKH interest cost. It is noteworthy to mention that all Industry Groups recorded profits during 2005/06.

Minority Interest

Minority Interest (MI) increased to Rs.441 million in 2005/06 from Rs.414 million the previous year. The MI share of PAT reduced from 16.5 per cent in 2004/05 to 12.6 per cent in 2005/06 as a result of a higher contribution to PAT by companies in which the Group has a higher shareholding. For further analysis on the changes in MI please refer Note 23 of the Financial Report on page 145.

Profit Attributable to Group and Net Margins

The Profit Attributable to the Group increased 34 per cent to Rs.3.05 billion in 2005/06 from Rs.2.28 billion in the year 2004/05. The Net Profit Margin recorded a healthy increase in 2005/06 to 9.1 per cent from 8.5 per cent in the previous year.

In line with current accepted practice to move away from reporting items as exceptional/extra-ordinary items and to treat such items as part of the operations, the Group has not classified any items as exceptional/extra-ordinary. However, with a view to providing further insight, an adjusted Net Profit has herewith been included for comparative purposes. As per SLAS 40, which requires that Properties not used directly in any business should, subject to other qualifying criteria, in general, be classified as "Investment Properties" and thus, need to be accounted on a mark-to-market basis, Rs.227 million was accounted for as an increase in the fair value of Property. A further Rs.193 million relating to profit from sale of Non-Current Investments was adjusted in calculating an adjusted Net Profit. After adjusting for these effects, the adjusted Net Profit was Rs.2.63 billion in 2005/06. The comparative figure for the previous year, after adjusting for effects of tsunami income was Rs.2.09 billion.

Net Profit and Net Profit Margin

Profit Attributable to Group
Net Profit %
Rs.million

Year	Profit Attributable to Group	Net Profit %
2001/02		3.7%
2002/03		6.9%
2003/04		7.8%
2004/05		8.5%
2005/06		9.1%

The breakdown of quarterly performance highlights the strong performance of the Group, particularly in the 4th Quarter of the year under review, driven primarily by the rebounding of the Leisure Industry Group.

Quarterly Performance - At a Glance

	FY2005/06				
Rs.millions	Q1	Q2	Q3	Q4	Total
Net Turnover	6,359	7,816	7,518	8,234	29,927
PBT	603	1,068	1,102	1,537	4,310
Transportation	561	578	612	619	2,370
Leisure	-38	27	164	574	727
Property	32	433	166	216	847
Food & Beverage	83	57	73	98	311
Information Technology	2	17	32	64	115
Financial Services	84	119	116	48	367
Other	(121)	(163)	(61)	(81)	(426)
Profit Attributable to Shareholders	388	730	775	1,157	3,050
Total Assets	39,697	38,497	36,618	39,460	39,460
Shareholders' Funds	18,847	19,659	20,234	22,945	22,945
Total Debt	8,781	8,141	5,690	5,327	5,327
Closing Share Price (Rs.)	129.00	172.00	129.25	157.75	157.75

Return on Equity (ROE) and Return on Capital Employed (ROCE)

Boosted by Earnings, the ROE recorded a healthy increase to 14.6 per cent from 12.6 per cent the previous year. As the analysis below depicts, this was driven primarily by the improvement in Return on Assets (ROA). ROA improved to 8.8 per cent in the year under review as against 7.0 per cent the previous year. The Common Earnings Leverage (CEL) which indicates the proportion of PAT that is allocable to Shareholders declined from 0.91 to 0.87 in 2005/06. While the reduced proportion of MI to PAT, due to higher profits from companies in which the Group had a higher shareholding, had an impact, the extra-ordinary item of Rs.185 million relating to the tsunami in 2004/05 increased the ratio in the previous year. The Capital Structure Leverage (CSL) ratio measures the degree to which the Group uses Shareholders' Funds to finance Assets. The lower ratio of 1.90 in 2005/06 indicates increased funding of Assets through Shareholders' Funds.

	ROE	=	ROA	x	Common Earnings Leverage	x	Capital Structure Leverage
2005/06	14.6%	=	8.8%	x	0.87	x	1.90
2004/05	12.6%	=	7.0%	x	0.91	x	2.00

The Return on Capital Employed was 15.9 per cent in 2005/06 as against 13.7 per cent in 2004/05. However, if the ROCE was adjusted for the effect of change in fair value of Investment Properties and profits from sale of Non-Current Investments, the ROCE would reduce to 14.6 per cent in 2005/06 compared with 12.9 per cent the previous year. Overall, the un-adjusted ROCE improved as a result of improvements in the EBIT Margin and the Asset Turnover of the Group. Whilst the improvement in EBIT Margin from 14.0 to 14.4 per cent was a factor, the significant aspect of the improvement in ROCE was the increased Asset Turnover from 0.74 to 0.85. The ratio of Assets to Capital Employed decreased marginally to 1.30 from 1.31 indicating that the *proportion of Assets financed by Equity and Debt remained essentially* unchanged.


EBIT Margin
FY04/05 FY05/06
14.0% 14.4%
Asset Turnover
FY04/05 FY05/06
0.74 0.85
Assets/(Debt+Equity)
FY04/05 FY05/06
1.31 1.30
ROCE
FY04/05 FY05/06
13.7% 15.9%
Change
16.1%

From an Industry Group perspective, the ROCE increased on account of improvements in ROCE in all Industry Groups barring Leisure. The materiality of Transportation, Leisure and Property ROCE in the context of the Group is significant given the Capital Employed in these Industry Groups. The increase in ROCE of Property from 4.4 per cent to 15.5 per cent, coupled with the Transportation ROCE improvement to 47.3 per


Industry Group
ROCE Comparison
2005/06
2004/05
Property
15.5%
4.4%
Financial Services
30.9%
18.3%
Information Technology
44.2%
-2.1%
Food & Beverage
16.1%
9.9%
Transportation
47.3%
43.1%
Leisure
6.2%
7.8%
-10
0
10
20
30
40
50
ROCE

cent had a significant bearing on Group ROCE. Financial Services and IT increased ROCE off a low asset base, while F&B improvement of ROCE also had a positive impact on Group ROCE. Although EBIT dropped only marginally from Rs.836 million to Rs.821 million, the ROCE in the Leisure Industry Group was below the previous year due to a large increase in the capital employed in the form of investments in Cinnamon Grand and other hotels. However, it is expected that investments made in the current financial year would begin to show positive results in the ensuing financial years.

Further analysis and details on ROCE are provided in the discussion on Portfolio Movements and Evaluation section of the Annual Report.

Highlights

- Total Shareholders' Funds increase 22 per cent to Rs.22.94 billion
- Total Debt reduces by Rs.3.77 billion to Rs.5.33 billion
- Debt to Equity ratio declines to 20.0 per cent
- Net Cash Flow from Operating Activities was Rs.2.66 billion
- Asset Turnover improves to 0.85 in 2005/06 from 0.74

Balance Sheet Structure

The graph below depicts the composition of the Balance Sheet over the last three financial years. Total Assets reduced marginally in 2005/06 to Rs.39.46 billion as against Rs.39.70 billion the previous year primarily due to reductions in Assets in relation to the: (a) Divestment of KPMS – Rs.2.23 billion; (b) Merger of P&O Nedlloyd Keells (PONK) with Maersk Lanka (Pvt.) Ltd resulting in PONK no longer being consolidated – Rs.126 million; and (c) Merger of MLL and NTB, with NTB as the surviving entity, resulting in MLL no longer being consolidated – Rs.4.70 billion. If not for the afore-mentioned disposals and merger, the Total Assets of the Group would have been Rs.46.52 billion, a growth of 17 per cent. A reduction of Rs.2.11 billion in Current Assets also contributed toward the marginal decline in Total Assets with Accounts Receivable reducing by Rs.1.16 billion being the most significant change.

Total Equity increased by Rs.4.08 billion to Rs.26.61 billion whilst Current Liabilities and Non-Current Liabilities reduced by Rs.3.16 billion and Rs.1.15 billion respectively. Total Equity improved on account of Earnings while Non-Current and Current Liabilities reduced significantly due to reductions in Short and Long Term Debt. As with the Assets, the divestiture of KPMS & PONK resulted in Debt of Rs.1.28 billion being eliminated from the Balance Sheet. The change in accounting of MLL resulted in a further Rs.3.38 billion of Debt being eliminated from the Balance Sheet. The total Debt eliminated from the Balance Sheet as a result was Rs.4.66 billion.


Balance Sheet Structure
Assets
Liabilities
All figures in Rs. million
3,787
6,011
1,418
5,517
8,071
6,094
4,131
7,347
7,870
8,477
4,372
3,666
11,639
5,530
3,716
6,168
4,004
4,940
Total
32,339
39,700
39,460
39,460
39,700
32,339
2004
2005
2006
2006
2005
2004
Cash and Short Term Investments
Inventory and Receivables
Other Non-Current Assets
Property, Plant & Equipment
Current Liabilities
Non-Current Liabilities
Minority Interest
Shareholders' Funds

Non Current Assets

The total Non-Current Assets of the Group increased from Rs.26.11 billion to Rs.27.98 billion in 2005/06, an increase of Rs.1.87 billion. Increases were seen in Investments in Associates and Investment Properties by Rs.914 million and Rs.2.47 billion respectively. Investment Properties were re-classified as a separate item on the Balance Sheet as per SLAS 40 and includes Investment Properties of Trans Asia Hotels, Asian Hotels & Properties Ltd., Tea Smallholders and Keells Realtors Ltd. Property, Plant and Equipment (PPE) which accounts for 72 per cent of Non-Current Assets grew only marginally by Rs.94 million, mainly due to PPE of KPMS, MLL, and PONK being eliminated from the Balance Sheet. The combined effect of the elimination of PPE was Rs.2.49 billion.

Non-Current Assets increased in all Industry Groups barring Financial Services, which reduced its Non-Current Assets by Rs.1.12 billion due to the effect of the MLL merger referred to above. The Leisure, Property and Transportation Industry Groups increased its Non-Current Assets by Rs.3.89 billion, Rs.637 million and Rs.452 million respectively. The Leisure Industry Group accounted for Rs.13.79 billion, 49 per cent of the total Non-Current Assets with Property, Transportation, and Food & Beverage accounting for 18 per cent, 13 per cent, and 9 per cent respectively.

Working Capital

Net Working Capital increased from Rs.1.95 billion to Rs.3.00 billion in 2005/06, an increase of 54 per cent, as a result of a reduction in Short Term Borrowings amounting to Rs.2.93 billion due the divestments and merger referred to above.

Current Assets reduced by Rs.2.11 billion to Rs.11.48 billion in 2005/06 due to a reduction of Rs.1.16 billion in Receivables. Cash in hand and Short Term Investments reduced by Rs.894 million and Rs.492 million respectively. The Group has at its disposal Cash and Short Term Investments of Rs.1.59 billion and Rs.2.54 billion respectively, totalling Rs.4.13 billion, of which Rs.2.18 billion was Foreign Currency based. The Transportation, Leisure and Property Industry Groups collectively accounted for a majority of both Cash and Short Term Investments. These Industry Sector Groups accounted for Rs.1.17 billion of the Cash and Rs.1.94 billion of Short Term Investments. Inventory increased by Rs.441 million to Rs.2.08 billion, an increase of 27 per cent.

The average inventory period was 36 days, remaining at 2004/05 levels. Accounts Receivable decreased to Rs.5.26 billion in 2005/06, a reduction of 18 per cent primarily due to elimination of Receivables of MLL. The average days receivable reduced from 85 days to 71 days in 2005/06, a significant reduction of 20 per cent. Current Liabilities reduced by Rs.3.16 billion. Accounts Payable increased marginally to Rs.4.99 billion in 2005/06.


Liquidity Management
Current Assets
Current Liabilities
Cash and Short-Term Investments
Rs.million
15,000
12,000
9,000
6,000
3,000
0
2001/02
2002/03
2003/04
2004/05
2005/06

The above changes in Working Capital resulted in a shortening of the Working Capital Cycle of the Group. The Net Working Capital Cycle of the Group reduced from 26 days in 2004/05 to 21 days in 2005/06.

Activity and Liquidity Ratios

Activity

The Asset Turnover improved from 0.74 in 2004/05 to 0.85 in 2005/06 as a result of better asset utilisation at a Group level. Improvement in Revenue by Rs.6.28 billion while Total Assets remained static enabled the improvement in efficiency of Asset utilisation. Property, Plant and Equipment Turnover also improved from 1.2 in 2004/05 to 1.5 in 2005/06. Although investments in Property, Plant and Equipment in the Leisure Industry Group increased significantly, this was off-set by the reduction of PPE in Plantations and Financial Services due to the divestment and merger referred to above.

With the exception of the Leisure Industry Group, all other Industry Groups improved utilisation of Assets. Transportation, Food & Beverage and Property, all Industry Groups with large Asset bases did well to improve Asset Turnover. IT and Financial Services also improved Asset Turnover, although off a lower Asset base. Although Revenue increased marginally by Rs.105 million in the Leisure Industry Group, investments in the City and Resort Hotels Sectors saw its Asset base increase by Rs.3.31 billion, thus affecting the Asset Turnover. Improved efficiency of Asset utilisation in the Leisure Industry Group is anticipated in the ensuing year.

Liquidity

The Current Ratio of the Group increased from 1.2 to 1.4 in 2005/06. The Quick Ratio increased marginally to 1.1 from 1.0 the previous year. The improvement in the Quick Ratio was due to reductions in Short Term Borrowing although this was compensated for partly by the reduction in Cash and Cash Equivalents at the year end by Rs.1.21 billion against last year, thus reducing liquid Assets.

Cash Flow

Cash and Cash Equivalents decreased by Rs.1.21 billion during the year 2005/06, primarily due to a reduction in the Cash Flow from Operations. The Cash Flow from Operations prior to Working Capital changes increased to Rs.4.47 billion as against Rs.3.80 billion the previous year on account of improved Earnings. However, the Net Cash Flow from Operations at Rs.2.66 billion in 2005/06 reflected a decrease of Rs.1.95 billion over 2004/05 figures. This was primarily due to negative Working Capital changes of Rs.1.23 billion as against positive Working Capital changes of Rs.988 million the previous year. Working capital changes in the previous year were due to the effect of the MLL acquisition, while during the current year, MLL ceased to be consolidated due to the merger. Increased Tax and Interest Payments further reduced the Net Cash Flow from Operations. Cash Out Flow from Investing Activities was Rs.2.85 billion due to purchase of Property, Plant and Equipment of Rs.4.04 billion largely on account of capital expenditure on refurbishments of the Cinnamon Grand and other hotels in the Leisure Industry Group. Proceeds from sale of Non-current Assets of Rs.1.27 billion due to the disposal of KPMS and MLL reduced the net effect on Investing Activities. The Net Cash Flow used in Financing Activities was Rs.1.03 billion due to payment of Dividends amounting to Rs.1.43 billion. The net proceeds from borrowings were Rs.294 million. The Cash Flow from Operations before to Working Capital changes of Rs.4.47 billion was adequate to cover Capital Investments amounting to Rs.4.26 billion in the year under review.


Capital Investments Against Cash Flow from Operations
Rs.million
Cash flow from Operations before Working Capital changes
Capital investments
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2003/04
2004/05
2005/06

Interest Cover

The Interest Cover of the Group improved to 9.2 in 2005/06 from 8.8 in the previous year. While the Group Interest expense increased by 30 per cent, the increase in EBIT by 36 per cent more than offset the increase in Interest, resulting in an improvement in the Interest Cover of the Group. Coupled with the Groups low Debt/Equity ratio the current Interest Cover indicates the Groups ability to increase borrowings further if necessary.



Interest Coverage
EBIT
Finance Expenses
Interest Cover
Rs.million
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3.7
6.5
6.2
8.8
9.2
2001/02
2002/03
2003/04
2004/05
2005/06

The Cash Interest Cover of the Group was 8.5 as against 9.4 the previous year. The marginal difference between the Interest Cover of 9.2 and Cash Interest Cover of 8.5 highlights the Group's adequate Cash resources to meets its Finance Expense obligations. This marginal decline compared with last year was due to the increased Interest Expense during the year. Meanwhile, the Cash Interest and Tax Cover of the Group was 3.2 in 2005/06 as against 4.1 the previous year. Although marginally lower than in the previous year, the Cash Interest and Tax Cover of the Group is still at healthy levels reflecting adequate Cash from Operations prior to Working Capital Changes to meet its Interest and Tax obligations.

Leverage and Capital Structure

Capital Structure

Total Assets of the Group as at 31st March 2006 were Rs.39.46 billion as against Rs.39.70 billion the last year. Assets were funded by Shareholders' Funds (58 per cent), Minority Interest (9 per cent), Long Term Creditors (11 per cent), and Short Term Creditors (22 per cent). The Long Term funding of Assets is Rs.30.98 billion, or 79 per cent of Total Assets funded in the proportion of 74 per cent, 12 per cent, and 14 per cent by Shareholders' Funds, Minority Interest, and Long Term Creditors respectively.

Leverage

The Financial Leverage Multiplier reduced to 1.48 in 2005/06 as against a figure of 1.76 in 2004/05, indicating that Assets were increasingly funded with Equity Capital.

Debt

Total Debt of the Group was Rs.5.33 billion against Rs.9.10 billion the previous year. The net reduction of Debt by Rs.3.77 billion was a result of Rs.4.67 billion being eliminated from Total Debt due to the divestment of KPMS & PONK and the merger of MLL and NTB. If these eliminations were not made, the Total Debt of the Group would have increased to Rs.10.0 billion. The Net Debt of the Group, after adjusting for MLL Debt and Customer Advances of Monarch, declined by Rs.270 million from Rs.1.62 billion to Rs.1.29 billion on account of reduced Debt, although a reduction in Cash & Cash Equivalents partly off-set this decrease.

The Debt/Equity ratio declined from 27.6 per cent to 20.0 per cent in 2005/06, boosted by Earnings and reductions in both Short and Long Term Borrowings. If the Total Debt of KPMS, PONK and MLL had not been eliminated, the Debt/Equity ratio would have increased to 37.6 per cent. The reduction in the Debt/Equity ratio to 20.0 per cent highlights the Group's capacity to enhance its Debt levels.

Statement of Changes in Equity

Shareholders' Funds were Rs.22.94 billion at the end of 2005/06 as against Rs.18.82 billion the previous year, an increase of Rs.4.12 billion. Changes in Equity were primarily impacted by Rs.3.05 billion as Profit after Tax less Dividends of Rs.1.20 billion paid during the year. The effect of adopting SLAS 40 and surplus on revaluation of Property had a positive impact on Equity by Rs.629 million and Rs.1.26 billion respectively.

Enterprise Risk Management (ERM)

Given its diversified business setting, the John Keells Holdings Group is of the view that a disciplined approach to Risk Management is important in ensuring that the Group only accepts risks that it is adequately compensated for when pursuing its strategic objectives. Accordingly, the Board considers Risk Management as a vital element of its Enterprise Governance.

In our implementation and evolution to ERM in the John Keells Group, Business Risk Management (BRM) was formally implemented during the year within the individual businesses and operations of the Group.

The BRM Program

The Group BRM program has enhanced and incrementally strengthened the structured risk management process that had been earlier adopted, principally, at a Group level, and has contributed greatly to further entrenching a risk management culture within the organisation. BRM which is owned and executed by the Business Units is designed to achieve the following objectives:

Execution under a disciplined process – encompasses a comprehensive approach, using organisational competencies and accountabilities to anticipate, identify, prioritise, manage, and monitor the portfolio of business risks impacting the business unit in order to consistently achieve business goals and objectives and improve Stakeholder value. During the year, the Group introduced the COSO[1] ERM Integrated Framework and Implementation Methodology.

Confidence in decision-making – enables managers to operate with the confidence that they understand their high risks and have effective strategies to mitigate them. The Group adopts a "5x5 Rating Map" to create a method of mapping and categorising risks.

Avoidance of surprises – helps to protect Investors, Customers, Directors, Employees and other Stakeholders from avoidable and, if taken to a logical extreme, unavoidable operational and financial impacts.

The early introduction of ERM into the Group facilitated the acceleration of Business Unit awareness of significant downside risks as well as the upside risks that could be exploited for long-term competitive advantage particularly in areas such as quality, cost, and productivity. At a Business Unit level there are a number of monitoring committees that are active in managing risk and conducting future risk sensing. BRM has, in more ways than one, reinforced the commitment of a Business Unit's contribution to the Group Enterprise Risk Management. Using the inputs from the BRM, the Group is now able to identify, with greater definition, the risks that affect it at the Strategic Business Unit, Sector, Industry Group and JKH Group levels.

Risk Register

The Group Risk Management Unit established a universal register of inherent risk types applicable across the Group's portfolio of businesses to achieve alignment and ensure effective communications when dealing with risks. This is tabulated in the adjacent page.

The universal Risk Register adopted by the Group allows for a common language among the businesses, leadership, and the Audit Committee of the Board of Directors and has enabled the Group to aggregate risk themes for ERM reporting and analysis. The levels of risk and the risk control measures taken to mitigate the risks identified depend largely on the business strategies and operational plans of the individual business units.

The BRM and ERM analysis and reporting has enabled greater focus on key operational and financial risk areas such as socio- economic, competition, internal processes, procurement, product, currency and interest rate fluctuations, information technology, human resources etc. Appropriate mitigating actions have been identified and have been put into place at the various levels of the Group's organisation hierarchy.

JKH Portfolio of Risk

The Group rates its risk as Ultra High, High, Moderate, Low and Insignificant after taking into consideration the probable impact/severity ranking on one side and the likelihood/occurrence ranking on the other. This is reviewed by the GEC twice a year. A review of the JKH portfolio of risks made in November 2005 saw a very positive outlook where the overall ratings of many risks were downgraded after taking into consideration the implementation progress made on identified action plans and other mitigation activities and control measures as tabulated on pages 46 and 47;

Strong Executive backing and sponsorship to ensure buy-in at the right levels of leadership, a staged framework and implementation methodology, accountability by business units, a good balance between segment value and enterprise governance, integrating the BRM and ERM with Internal Audit validation, aggregating risk information and creating global portfolio views of risk and providing best-practice development and consultative support from external sources are the success factors from this Group wide initiative.

(COSO[1] - The Committee of Sponsoring Organisations of the Treadway Commission)

Universal Risk Register

Headline Risk	External Environment	Business Strategies & Policies	Business Process	Organisation & People	Analysing & Reporting	Technology & Data
Related Risk	Political	Reputation and Brand Image	Internal Business Process	Leadership	Performance Management	Technology Infrastructure/ Architecture
	Competitor	Capital & Finance	Operations – Planning, Production Process	Skills/ Competency	Budgeting/ Financial Planning	Data Relevance & Integrity
	Catastrophic Loss	Strategy & Innovation	Operations – Technology Design, Execution & Continuity	Change Readiness	Accounting/ Tax Information	Data Processing Integrity
	Customer Expectations	Business/ Product Portfolio	Resource Capacity & Allocation	Communication	External Reporting & Disclosures	Technology Reliability & Recovery
	Macro Economic	Organisation Structure	Vendor/ Partner Reliance	Performance Incentives	Pricing / Margins	IT Security
	Foreign Exchange and Interest Rates	Stakeholders	Channel Effectiveness	Accountability	Market Intelligence	IT processes
	Weather & Climate	Investments & Mergers & Acquisitions	Interdependency	Fraud & Abuse	Contract Commitment	
		Environment, Health and Safety	Customer Satisfaction	Knowledge/ Intellectual Capital		
		Quality	Legal, Regulatory Compliance & Privacy	Change Integration		
			Innovation	Labor Relations		
			Liability	Attrition		
			Utilities			

JKH Risk Status as at 30 November 2005

Related Risk	2005/06 rating	2004/05 rating	Action Plan
Political Risk	High	Ultra High	The Group worked through established lobby groups, trade associations, and others and through its own apolitical conduct in influencing progress towards lasting peace and national prosperity. The Group also maintains constant dialogue with many Stakeholders.
Brand Image Risk	Moderate	High	Corporate Communications Guide relating to the use of JKH and Keells brands on public communications including advertisements and corporate identity was formalised. A Code of Conduct, which calls for Employee behaviour and a generic quality policy that is consistent with the Group values was introduced.
Internal Process Risk	Moderate	Moderate	A concerted effort to review processes on SAP is now complete ensuring that the internal checks in the various SAP controlled processes are intact. In addition, effective reviews by risk management and control review concentrating on business process internal controls, operational controls and strategies for continuous improvement are being identified at various levels.
Human Resource Risk	Moderate	Ultra High	Significant time and resources have been invested on strengthening HR processes with a view to achieving our HR vision to be "More than just a work place". Significant in this regard are the extensive Employee and climate surveys carried out within the Group, the implementation of an effective performance management system, a leadership framework defined by behavioural and technical competencies, career and succession planning, training, talent appreciation, reward and recognition and compensation and benefits initiatives that have been reviewed and revised to modern standards. A participatory dialogue, on a proactive basis, with unionised Employees is now more the norm than the exception.
Legal & Regulatory Risk	High	Ultra High	Specific review and audits at Sector and Business Unit levels have been implemented to ensure compliance with statutory and regulatory requirements in an environment that is continuously changing. Quarterly compliance reviews reinforce these efforts. The Group continues to campaign, through established lobby groups, for clear and unambiguous policies and laws. Retrospective changes to tax legislation continue to be a matter of major concern.
Environment, Health and Safety Risk	Moderate	High	Ongoing EHS Surveys of the Group companies and the identified recommendations are being implemented on a prioritised basis. As a part of the Group's insurance strategy, several physical risk surveys were carried out by the Group's insurance intermediary. The findings of these surveys were forwarded to the subject companies and are being addressed. An expert in electrics and lighting has been appointed to audit all the properties in those respects. Steps have also been taken to heighten safety awareness among Group Employees.

JKH Risk Status as at 30 November 2005

Related Risk	2005/06 rating	2004/05 rating	Action Plan
Stakeholders Risk	High	Ultra High	The Group believes that its success depends on the degree to which it can balance both profit and the interests of all its Stakeholders by maintaining an effective up-to-date Group strategy and business plan. The Group's Corporate Social Responsibility plans and objectives have considered the Stakeholder expectations of a corporate in terms of responsibility, reliability, credibility and trustworthiness and to be recognised as a good corporate citizen. The John Keells Social Responsibility Foundation has been registered as one of the vehicles to implement and achieve these.
Macroeconomic Risk	Ultra High	High	The lack of enabling infrastructure has been identified as one of key inhibitors of economic growth. The Group continues to lobby the authorities for progress in this area through trade associations, and lobby groups and through direct dialogue.
Capital and Financial Risk	Low	Moderate	The capital and the financial risks, such as exchange rate and interest rate risks of the Group are proactively managed through the Central Treasury with progressive management and monitoring of the foreign currency portfolio, cash portfolio and Group-wide credit control program resulting in minimisation of cost of net debt within prudent risk parameters.
Technology Risk	Moderate	High	When considering and/or approving expenditure in new plant and equipment, the economic sustainability of the project is focused and deliberated at length. Research and Development takes a prominent place in the Group strategy and decision making process. Development of information system solutions demands continuous investment, and the related measures to safeguard proposed and existing infrastructure from external and internal vulnerabilities are continuously reviewed. The coordination of the Group's information system architecture as well as its IT purchases and strategies has been centralised in the Group's Information Technology Unit. This brings about synergy benefits and improved cost efficiencies through economies of scale in addition to retaining process, systems and management technology competitiveness.

Risk Review and Control

The Board has overall responsibility for the system of internal control and conducts regular reviews of its effectiveness through the Audit Committee. A sound system of internal control has contributed to safeguarding Shareholders' investment and Group assets. Since profits are, in part, the rewards for successful risk-taking in business, the purpose of internal control is to help manage and control risk appropriately, rather than to totally eliminate the risk.

The GEC is responsible for determining strategies and policies for risk management and control. Senior Management are responsible for designing, operating and monitoring risk management and internal control processes, and the Audit Committee, on behalf of the Board of Directors, is responsible for reviewing the adequacy of these processes. The system of internal control is designed to enable the Group to achieve its corporate objectives within a managed risk profile.

The Board confirms that there is a process for identifying, evaluating, and managing the significant risks that endanger the achievement of John Keells Group strategic objectives. The process has been in place throughout the year and up to the date of approval of the Annual Report, and also in accordance with the guidelines set out by the Institute of Chartered Accountants of Sri Lanka (ICASL). The Audit Committee has reviewed the effectiveness of this process.

The process used by the Audit Committee to review the effectiveness of the system of internal control includes:

- discussions with management on risk areas identified by management and/or in the audit process;
- the review of internal and external audit plans;
- the review of significant issues arising from internal and external audit reports; and
- the review of significant Group risks reported by the Risk Review and Control Division in conjunction with the Group Risk Management Unit.

Next Steps

While the Group has come a long way in its BRM and ERM journey, it is recognised that there is much more to achieve. The Group is in the process of a deliberate and focused evolution to full ERM . It is also investigating ways and means on how to predict risk and incorporate "risk-sensing" analysis into ERM thereby creating a menu of preventative/mitigatory measures. Additionally, as the Group networks, and shares, best practices with other companies both inside and outside its industries and countries that it operates in, it has been able to validate its current methods and benefit from other companies' lessons and experience. Physical and industry benchmarking assignments are already a part of the ERM Program and will take greater importance in 2006/07.

We have implemented, and will continue to evolve, BRM and ERM to identify and manage business risks, to achieve alignment and awareness of leadership in the area of risk, to enable a "no surprises" management environment, and to provide value-added consulting to the businesses. Risk Management is an important part of Enterprise Governance and is proving to be increasingly useful in today's tumultuous business environment.

The Group actively reviews its portfolio of businesses to align it with the broad strategic direction of the Group. Consequently, during the year the Group made numerous changes to its portfolio of businesses. The highlights are as follows:

- Acquisition of "Alidhoo", the Group's third island in the Maldives
- Acquisition of Yala Village hotel
- Joint venture with Raman Roy Associates to commence BPO operations in the Region
- Merger of Nations Trust Bank and Mercantile Leasing
- Divestment of Keells Plantation Management Services (Pvt) Limited

Acquisitions and New Business

Alidhoo

In May 2005, JKH entered into a memorandum of understanding (MOU) with the owners of Tranquility Pte Ltd (TPL), a company which holds the lease rights to the Alidhoo Island in the Haa Alifu atoll in the Maldives, to jointly develop a 100 chalet luxury resort on the Island. Construction of the resort has commenced and is expected to be completed by December 2006. The lease is valid for a period of 23 years. JKH's total investment in Alidhoo would be USD 24 million of which USD 19.9 million is the remaining commitment as at the end of 2005/06. The investment will increase JKH's total inventory in the Maldives to 280 rooms, and would be JKH's first hotel sector venture into the premium-luxury tier.

Yala Village

In October 2005, the Group acquired an 80 per cent stake in Yala Village (Pvt.) Limited via its resort hotel sector holding company, John Keells Hotels Limited. The 60 bedroom cabana-type resort complements the Group's resort portfolio given that it adds to the diversity of product and location of the portfolio. Other compelling factors for the acquisition included the present dearth in supply of graded rooms in the Yala region and the ability to market the resort as a long stay game-lodge as well as a round-tour proposition. Additionally, the land extent allows for future expansion of the resort by a further 20 to 30 chalets, should the demand justify this.

An investment of Rs.175 million was made for the 80 per cent stake: Rs.75 million in ordinary shares and Rs.100 million in redeemable preference shares. The Yala Village company balance sheet was leveraged by Rs.100 million to settle debts to former Shareholders.

Since the acquisition, the resort has enjoyed an average occupancy of 68 per cent which is well above that experienced in the previous months.

* Since the year end, the Group has acquired a 15-year sub lease on Dhonveli Resort & Spa, thereby securing our fourth Resort in the Maldives. Dhonveli has 150 chalets including 60 water bungalows and is located 13kms from Male.

Joint Venture Agreement - BPO

In December 2005, as part of the Group's internationalisation strategy, JKH entered into a Joint Venture with Raman Roy Associates (RRA) of India to develop a Business Process Outsourcing (BPO) venture in the Asian Region. RRA is led by Raman Roy, who is widely regarded as the pioneer and "guru" of the BPO industry in India. He is fondly referred to as "the father of the Indian BPO Industry". He has played a pivotal role over the last 14 years in promoting Indian BPO and proving that India can be a preferred location for remote processing. The venture is expected to have significant operational synergies due to the expertise of Raman Roy and the resources and strengths of JKH. JKH and RRA have committed USD 22 million to the venture. With the high growth of the BPO industry coupled with the development of potentially untapped BPO markets, it is expected that this investment will yield significant returns in the medium to long term.

Merger

Merger of Mercantile Leasing with Nations Trust Bank

On 1 January 2006, Nations Trust Bank Ltd (NTB) merged with Mercantile Leasing Ltd (MLL). The merger was effected under and in accordance with sections 206 to 208 of the Companies Act No. 17 of 1982, whereby the whole of the assets, undertakings, property, business and liabilities of MLL was vested in NTB by Order of Court dated 30th November 2005 (D.C. Colombo Case No 7432/Spl). Following the merger, MLL was dissolved without being wound up and NTB remained as the continuing entity. The leasing operations of the former MLL continue under the new brand of "Nations Leasing".

The merger was effected by way of a share swap in the ratio of 2 NTB shares for every 1 MLL share and was for the entirety of MLL's issued share capital of 20,393,002 ordinary shares. Following the merger, the John Keells Group's shareholding in NTB increased to 29.9 per cent. The merger resulted in a profit of Rs.188.8 million for the Group.

Merger of P&O Nedlloyd Keells with Maersk Lanka

In July 2005, P&O Nedlloyd Keells (PONK), a 60 per cent subsidiary of JKH, which held the shipping agency for P&O Nedlloyd, merged with Maersk Lanka Ltd (Maersk), as an offshoot of the global merger that transpired between Danish shipping giant AP Moeller-Maersk and Dutch rival Royal P&O Nedlloyd.

The merger resulted in JKH's controlling stake in PONK being replaced with a 30 per cent associate stake in Maersk. The transaction had a net positive impact of Rs.22.7 million on Group profits for 2005/06, being the net of negative goodwill on equity accounting of Maersk and loss on disposal of PONK.

Divestment

Plantations – KPMS

On 13 September 2005, JKH sold its 51 per cent stake in Keells Plantation Management Services (Pvt.) Limited (KPMS), the holding company of Namunukula Plantations, to RPC Management Services Limited for a consideration of Rs.168 million. The Group recorded a book profit of Rs.7.1 million as a result of this divestment. The Board and Management concluded that KPMS did not fit with the long-term strategy of the Group and also was unlikely to meet the minimum Group return requirements in the foreseeable future. With the divestment of KPMS, JKH has completely exited from the ownership of Plantations. The Plantations Sector has been re-named the Plantations Services Sector with Tea Broking, Warehousing and Tea Smallholders coming under its wing. We have also discontinued reporting Plantations as a separate Sector from this reporting year onwards.

Restructuring

De-listing of Hotel Companies

The Group completed the second phase of its hotels sector restructuring exercise commenced during 2004/05 whereby the ownership of all Group resort hotel companies was consolidated under a single holding company (89.07 per cent subsidiary of JKH) John Keells Hotels Limited (KHL). In July 2005, four of the listed subsidiaries of KHL; Ceylon Holiday Resorts Limited, Habarana Lodge Limited, Kandy Walk Inn Limited and International Tourist and Hoteliers Limited were de-listed from the Colombo Stock Exchange. KHL is now the only listed entity in the resort hotel segment of the Group and will be the vehicle for raising future capital for the entire segment.

PORTFOLIO MOVEMENTS AND EVALUATION

JKH strives to house a balanced portfolio of businesses, that would lead in strategic growth sectors. Due to the diversified nature of the JKH Group, we recognise the importance of monitoring the portfolio, managing the risks of the portfolio and increasing the portfolio value by maintaining minimum performance hurdles for the strategic businesses.

The JKH Portfolio Evaluation and Review Process is grounded on four filters;

- "Financial Filter"- that has the JKH Hurdle Rate as its corner stone
- "Growth Filter" – which evaluates a business in terms of its industry attractiveness
- "Strategic Filter" – that critiques the long term competitive advantage of a business/industry by evaluating the strength of competitive forces, specific industry/business risks, ability to control value drivers and the competencies and critical success factors already inherent in the Group Company.
- "Complexity Filter" – which considers factors such as Senior Management time and the risk to brand, image and reputation.

JKH's hurdle rate (or Required Rate of Return) is a function of the Weighted Average Cost of Capital (WACC), derived from the Group's Cost of Equity, Cost of Debt, Target Leverage, Tax Rates and the value creation premium required over and above the WACC. Strategic Business Units are risk assessed under headings such as Customer concentration, Suppliers/Joint Venture Partner dependance, risk of international entrant, labour dependence, cyclicality, dependance on the Sri Lankan economy, regulatory dependance and civil war impact.

Given below is a graphical representation of the JKH portfolio review and evaluation process. This year, the Maldivian Resort Hotels are presented separately, as the risk profile of the Maldivian Resorts is very different to the Sri Lankan Resort Hotels. Our exposure to the Maldives is the only significant investment that is currently held outside Sri Lanka. However with the investments in Alidhoo Island, Dhonveli Resort and Spa in the Maldives and the BPO business, which is expected to have a facility in India, the exposure outside Sri Lanka is expected to increase. As indicated by the graph, Transportation, Information Technology and Financial Services Industry Groups performed well above the "Financial Filter" hurdle rate and the Transportation Industry Group continued to generate the highest Return On Capital Employed (ROCE) of the Portfolio. The IT Industry Group performed exceptionally well in comparison to the previous year, mainly on account of the comprehensive strategic review carried out during the year. Both Food & Beverage (Manufacturing and Retail) and Property Industry Groups, though below the hurdle rate, demonstrated commendable improvements in their ROCE. It must be noted that the low ROCE of the Sri Lankan Resorts and the Destination Management Sector is mainly due to the slow recovery from the tsunami. The substantial capital investments in the City Hotels during the year also resulted in a low ROCE.



ROCE (%)
Portfolio Analysis
ROCE vs Capital Employed 2005/06
50
40
30
20
10
0
Transportation
IT
Financial Services
F & B Manufacturing
Property
Maldivian Resorts
F & B Retail
City Hotels
Sri Lankan Resorts
Destination Management
Hurdle Rate 18%
Capital Employed
5,000,000
10,000,000
15,000,000
20,000,000
25,000,000
30,000,000
Rs.'000



The Group made a BOLD move in expanding its bunkering operations with the acquisition of a tanker. With increased speed, efficiency and reliability, the "Lanka Marine Kelani" reduces dependence on chartered vessels for delivery.

Industry Group Reviews

Transportation - Operational Review

Ports

Transportation

Overview

The Industry Group recorded another exceptionally profitable year primarily on the back of the Ports & Shipping related businesses which continued to perform well. The Ports & Shipping related businesses comprising Lanka Marine Services (LMS), South Asia Gateway Terminals (SAGT) and Maersk Lanka (formerly P&O Nedlloyd Keells) were the largest contributor to the Transportation Industry Group's profits. The year under review saw an improved performance from LMS, the land based bunkering facility for the Port of Colombo which consolidated its position and grew significantly in volumes due to more efficient procurement practices and growing supplier relationships. LMS also became the first bunker supplier in the Region to comply with the MARPOL (Marine Pollution) Regulations. This not only enabled the company to follow delivery


Transportation
Others
Transportation relative to the Group
31%
49%
19%
Turnover
EBIT
Net Assets



Highlights

- Lanka Marine Services (LMS) became the first bunker Supplier in the South Asian Region to comply with the MARPOL Regulations. This contributed significantly to the increase in the number of ships arriving to Colombo for bunkering.
- LMS acquired an ocean going Tanker "Lanka Marine Kelani" in January 2006 to strengthen its delivery infrastructure and expand its services.
- Subsequent to the global buyout of P&O Nedllyod by Maersk, P&O Nedlloyd Keells merged with Maersk Lanka. JKH, which had a 60 per cent stake in P&O Nedlloyd Keells now holds a 30 per cent stake in Maersk Lanka (Pvt) Ltd, the surviving Joint Venture entity.

procedures meeting very high standards but also further strengthened Colombo's position as a reliable source of bunkers. LMS made a bold move to acquire MT "Lanka Marine Kelani", a 1200 DWT (dead weight) ocean going tanker in January 2006 with a view to further extending the reach of the company and considerably improving its infrastructure. LMS was also accredited with an international safety management certification which now allows the company to handle and operate any type of vessel/tanker.

SAGT operations grew in volume during the year albeit at a slower pace than the growth of the Colombo Port. This was primarily attributable to a lower than expected volume growth of key Customers. P&O Nedlloyd Keells continued to record significant growth in volumes. As at December 2005, consequent to the global buyout of P&O Nedllyod by Maersk earlier in the year, P&O Nedlloyd Keells merged with Maersk Lanka, with the surviving entity being Maersk Lanka. JKH, which had a 60 per cent stake in P&O Nedlloyd Keells, now holds a 30 per cent share in Maersk Lanka Pvt. Ltd, the surviving Joint Venture entity.

In the Logistics business, DHL Keells continues to be a main contributor to profits. During the year under review, DHL Keells introduced a breakthrough concept in pro-active Customer Service, with the deployment of the DHL Quality Control Centre at the bonded warehouse. The Quality Control Centre aims to mitigate potential delays which DHL Keells may experience within its network due to airline problems, natural disasters and other unexpected causes. DHL Keells was also appointed as the "Preferred Logistics Service Provider" for the Sri Lanka Apparel Exporters' Association. The performance of Matheson Keells Enterprises Ltd (MKEL) during the year was below expectations. Even though the freight forwarding business grew substantially, the expected growth in shipping business did not materialise. Transware Logistics (TWL) had a successful year and turned around from a loss making company to almost break-even. Concurrent with an acquisition of a controlling stake by Schenker in Star Trans International, Mack International Freight (MIF), was appointed as the agent in Sri Lanka for StarTrans International, a Hong Kong based international freight-forwarder with a strong network and sizable volumes in the Asia-US trade. This is expected to increase volumes for MIF in the next year.

The Airlines business also had a good year and was led by Walkers Air Services (WAS) with a healthy revenue and net profit growth as compared to the preceding year. Mackinnons American Express Travel (MAET) bounced back by almost tripling its profits during the year under review. This was achieved through the rationalisation of costs and focusing on key drivers that were mapped out at the beginning of the year.

Future Plans & Expectations

The Industry Group plans to continue its growth in 2006/07. The newly acquired ocean going tanker, "Lanka Marine Kelani" is expected to contribute to the volume growth of LMS by being able to carry larger quantities to designated vessels and also provide the flexibility in supplying more than one vessel at Out Port Limits (OPL). Three existing tanks will be fully refurbished in order to meet stringent American Petroleum Institute (API) Standards. SAGT volumes are expected to increase with the advent of several new services to the terminal from existing and new Customers.

In the Logistics business, DHL Keells is planning to move to a new Country Office and service centre facility by the third quarter of 2006/07. This is currently under construction, thus signifying the confidence placed by DHL in the local market. The new facility will double DHL Keells' handling capabilities and also provide a more conducive working environment to the Company's staff. This facility will include automated operational processes and a Quality Control Centre. Our Indian operation MKEL will continue to grow its freight forwarding business in major Indian metros. TWL plans to increase its prime mover fleet and expand warehouse and Container Freight Station (CFS) capacity. The Transportation Sector of the Industry Group is also taking on new initiatives by exploring opportunities in the Supply Chain Management (SCM) business and is currently evaluating the feasibility of offering an end to end solution to Customers.

Strategic Outlook

Asia is the fastest growing continent in the World and this growth is expected to continue in the future. With Sri Lanka being strategically placed virtually astride the main east – west shipping route, vessel movement in the area is expected to increase significantly, thus positively impacting the Ports & Shipping related businesses. We plan to participate in the development of the South Harbour Port to expand the Port of Colombo. Increased imports and exports will generate further opportunities for growth within the Logistics business whilst concentration on a growing demand for overseas vacations by Sri Lankans will be a focus area for the Airline business. With the expansion of Jet Airways' International routes we believe there is potential to increase the frequency of flights between Colombo and other cities in India.

Snapshot

Strategic Drivers	Opportunities	Challenges
Penetration into Regional markets through Regional offices.	Potential to expand operations in India with the steady growth of the Indian economy.	Regulatory policies on overseas investment. Penetration into the Indian market.
Increasing Customer base and introduction of new products and services while maintaining superior/high quality service as a key differentiator.	Positive economic outlook will significantly increase exports and imports thus leading to growth opportunities in the logistics & shipping business.	Uncertainty in macro environment and rising fuel prices.
Increasing the handling speeds and efficiencies at the Colombo Port.	Development of Colombo South Port	Competition from existing and emerging transhipment hubs in the Region.

Transportation - Financial Review

Revenue

Financial Year 2005/06 proved to be yet another successful year for the Transportation Industry Group. Revenues increased by 39 per cent over the previous year to Rs.10.5 billion. A significant Revenue growth of 43 per cent was recorded by the Ports & Shipping related businesses. Revenues at LMS grew during the year helped by an increase in sales volume. In addition, the depreciation of the Sri Lankan Rupee from the levels experienced in January 2005 post tsunami, also resulted in a positive impact on the USD based revenue.

The Logistics business registered a Revenue growth of 23 per cent over the previous year mainly on account of DHL Keells and TWL. Though DHL Keells operations recorded a volume growth in all product lines, the Revenue growth was mainly due to the continued growth in the Import Express product and the greater penetration of the garment industry. TWL Revenues increased during the year mainly as a result of an increase in volumes handled.

However, the Airline business Revenues showed a marginal decline compared to the previous year. This was mainly on account of Gulf Air moving out of its Colombo online operations with effect from April 2005. This decline was offset to some extent by the Revenue of Jet Airways and the agencies of Monarch and Leisure Cargo, which performed well with growth in both volume and margins. A healthy growth in Revenue was also seen in the outbound travel business, particularly in the area of tickets and holiday packages.

Return on Capital Employed (ROCE)

The ROCE of the Industry Group grew from 43.1 per cent in the previous year to 47.3 per cent during the year under review. This 4.2 percentage point ROCE growth arose from the good performance of the Ports and Shipping related businesses during the year and the overall reduction in the Industry Group's debt. The Industry Group generated healthy cashflows to fund its Working Capital, expansions and dividends.

EBIT Margin

The Industry Group recorded an EBIT of Rs.2.4 billion, reflecting a growth of 26 per cent over the previous year. The EBIT margin however, declined to 22.6 per cent as compared to 24.8 per cent in the previous year and reflected the response to competitive pressures and corollary pricing strategies.

The EBIT margin of the Ports & Shipping related businesses declined by 3 percentage points over the previous year to 24.5 per cent during the year under review. The bunkering business at LMS recorded a slight growth in EBIT margin. However, this increase was offset by moderate growth at SAGT mainly as a result of lesser than expected volumes from its top Customers.

The Logistics business recorded a marginal decrease in EBIT margin from 7.9 per cent in 2004/05 to 7.7 per cent during the year under review. This decrease was primarily attributable to the decline in EBIT margins at DHL Keells, MIF and our Indian operations MKEL. In spite of marginal growth in the top-line, the freight forwarding arm of the Industry Group, both in Sri Lanka and India experienced a decline in EBIT on the back of lower margins arising from increased competition in their primary business lines and increased costs. Action plans, currently in place, will improve this area significantly in the coming year. However this decrease was offset by the growth in EBIT margins at TWL due to efficient cost management and changes in the revenue mix.

The Airlines business recorded an EBIT margin of 24 per cent as against 28 per cent in the previous year. This drop in EBIT margin was mainly attributable to the cessation of the Gulf Air operations



Transportation Turnover Analysis
Total Operating Cost
EBIT
1,935,425
24%
76%
4,211,837
24%
76%
5,460,559
22%
78%
7,579,244
25%
75%
10,524,467
23%
77%
2001/02
2002/03
2003/04
2004/05
2005/06
Transportation Profit Analysis
Profit Before Tax
Profit After Tax
521,131
399,426
976,626
839,395
1,152,040
1,080,717
1,875,272
1,720,615
2,370,459
2,211,021
2001/02
2002/03
2003/04
2004/05
2005/06

Financial Capsule

(Rs.'000s)

Transportation	**2005/06**	**2004/05**	**Chg %**
Turnover*	10,524,467	7,579,244	39
EBIT	2,374,323	1,878,907	26
PBT	2,370,457	1,875,272	26
PAT	2,211,019	1,720,615	29
Total Assets	7,107,059	6,088,754	17
Total Equity	5,171,138	4,465,795	16
Total Debt	164,706	232,367	(29)
Capital Employed**	5,335,844	4,698,162	14
Capital Expenditure	193,706	45,735	324
No. of Employees	687	741	(7)
EBIT per Employee***	3,456	2,530	37

* Turnover is inclusive of the Group's share of associate company turnover

** For associate companies the Capital Employed is representative of the Group's equity investment in these companies

*** EBIT per Employee is calculated excluding the Employees of associate companies


EBIT Margin
22.6%
Asset Turnover
1.6x
Assets/
(Debt+Equity)
1.3x
ROCE
FY05/06
47.3%
FY04/05
43.1%
Chg
10%

as well as higher operational costs due to the implementation of SAP in the Indian operations of the Airlines business. However, this decrease in EBIT margin was offset to some extent by a stronger performance of the Outbound Travel segment where the margins grew by 120 per cent as compared to the previous year.

Asset Turnover Ratio

The Asset Turnover ratio increased by 12 per cent from 1.4 in the previous year to 1.6 during the year under review.

Capital Employed

The Capital Employed for the Industry Group increased by 14 per cent as compared to the previous year primarily on account of the increase in current assets arising from the increased business activities and working capital requirements.

Profit after Tax

The Transportation Industry Group recorded a a growth in Profit After Tax of 29 per cent against the previous year primarily on the back of good performance by the Ports & Shipping related businesses.

LMS recorded an increase in net profit not only because of higher volumes and better efficiencies from improved processes but also due to exchange gains from the depreciation of the LKR against the USD since the beginning of the financial year. The performance of SAGT remained virtually unchanged as compared to the previous year.

The Logistics business recorded a dip in PAT over the previous year. The container yard and container freight station activities of TWL recorded a positive turnaround which in turn helped to mitigate the less than expected performance from the freight forwarding operations both in Sri Lanka and India where an increase in the sea freight volumes was more than offset by a decline in the air freight volumes. The foreign travel and advertising costs being disallowed for income tax resulted in an increase in the effective income tax charge for the year, whilst increased, borrowing by DHL Keells in the latter part of the year, to fund its project on the new country office, resulted in increased interest costs.

The Post Tax Profits of the Airline business grew by 12 per cent as compared to the previous year.

Leisure - Operational Review

City Hotels

Resort Hotels

Destination Management

Overview

The year under review continued to be sluggish for the leisure industry and recovery from the impact of the tsunami took much longer than expected. There was an overall 3 per cent decrease in tourist arrivals into the Country when compared with the previous year.


Leisure
Others
Leisure
Relative to the Group
17%
17%
47%
Turnover
EBIT
Net Assets

Despite the post tsunami dip in overall tourist arrivals to the Country, guest arrivals to the city of Colombo held steady. Though tsunami related travel supported occupancy levels during the early months of the year, City Hotels enjoyed a steady stream of Corporate and Meetings, Incentives, Conventions and Exhibitions (MICE) arrivals throughout the year under review.

The two city properties of the Group, Cinnamon Grand (formerly, Colombo Plaza) and Trans Asia jointly increased their share of the 5-star city tourist traffic. Aggregate guest nights at the two properties grew by 15.7 per cent compared to the 3.3 per cent of the industry, on the back of marked improvements in the quality of offering and concerted marketing efforts. Both Cinnamon Grand and Trans Asia recorded healthy occupancy levels despite the increased number of rooms offered during the year with 250 additional rooms offered by Cinnamon Grand in November 2005 and 100 refurbished rooms by Trans Asia in 2005.

The Group embarked upon a product re-positioning initiative during the year, in a bid to create a strong brand/franchise that would complement our regional expansion efforts and consolidate the strengths of our premium local hotels. The first brand, "Cinnamon Hotels & Resorts", was launched at the World Travel Market (WTM) in November 2005, as an up-market proposition, promising to indulge guests in an abundance of unique experiences that blend ethnic touches with modern comforts.

The Cinnamon Grand (formerly Colombo Plaza) was launched as the flagship property under the new brand immediately following the international launch. The hotel now functions with a new service

food and beverage options which have made it one of the most sought after destinations within the city. The Trans Asia, which is presently under refurbishment, has been ear-marked to be the second Cinnamon property to be launched in late 2006.

In our endeavours towards responsible corporate citizenry, the two city hotels achieved ISO 14001, ISO 22000 and OSHAS 18001 certifications during 2005/06, thereby making significant headway in Environmental, Food Hygiene and Occupational Health and Safety practices. The Cinnamon Grand was the first hotel in Sri Lanka to be awarded all three certifications.

The Resort Hotels on the other hand, continued to be impacted by the tsunami as the decrease in arrivals from the major generating markets namely Western Europe by 20.1 per cent and the UK by 13.1 per cent significantly impacted hotel occupancies. However, the Habarana Lodge outperformed in profitability and amply justified the investment in refurbishing it during the previous year. The commitment of the hotel to Environment friendly practices was recognised both locally and internationally as the hotel received the coveted Presidential Award for Best Environment Practices and the Kuoni Green Planet Award.



he Leisure Industry Group got BOLD with the launch of its two new Hotel brands; Cinnamon", an embodiment of indulgence and "Chaaya", the reflection of local

The Habarana Village was closed for refurbishment from June to November 2005 but opened on the back of enthusiastic reviews from tour operators and was in great demand during the winter season averaging an occupancy rate of over 70 per cent.

The impact of incentives offered to stimulate the market was felt most by the Citadel Kandy, Bentota Beach Hotel and Coral Gardens which suffered on margins despite good occupancies.

Bayroo which was severely affected by the tsunami remained closed during the year.

In October 2005, Yala Village was acquired with an investment of Rs.275 million whereby the Group owns 80 per cent of the share capital. The rationale behind the acquisition was to supplement the existing product offering on the round trip hotels and gain access to the fast growing global Eco and Adventure markets yielding higher returns. The performance of the hotel has exceeded initial expectations with the hotel recording average post acquisition occupancy of 68 per cent at year end.

Velidhu Island Resort which was in operation throughout the year maintained its excellent record not only in terms of occupancy and profitability but also with regard to awards. Based on its service performance in 2005, the hotel received the Thomas Cook Overall Best of Brand and Best in Longhaul Category awards. It also received the prized President of Maldives Occupancy Award for achieving the highest occupancy rate in the category of resort hotels with more than 200 beds.

Construction work on the third resort in the Maldives, Alidhoo has commenced and the hotel is targeted to commence operations during early 2007.

As part of the re-positioning strategy to enable the Group to cater to distinct segments of the tourist market, the Group launched its second hotel brand "Chaaya" at the International Trade Fair in Berlin (ITB). The new brand will differentiate itself by strongly highlighting the individuality of each of the hotels and showcasing and packaging the varied experiences provided by these different venues and properties.

Highlights :

- Introduction of the re-positioning strategy of the Group to cater to the distinct segments of the market. Launch of the up-market "Cinnamon" brand promising "indulgence for all ages" and "Chaaya" promising "unique experience packages".
- The Cinnamon Grand launched as the flagship Cinnamon Hotel in November 2005 following an investment of USD 22 million.
- Acquisition of Yala Village in Sri Lanka targeting the Eco and Adventure traveller and construction of a resort hotel at Alidhoo in the Maldives.
- Habarana Lodge received the coveted Presidential Award for Best Environment Practices and the Kuoni Green Planet Award.
- Velidhu received the prized President of Maldives Occupancy Award for achieving the highest occupancy rate in the category of resort hotels with more than 200 beds. It also received the Best overall Brand and Best in Longhaul Category awards from Thomas Cook.

Unlike Sri Lanka, the Maldives evidenced a sustained recovery from the impact of the tsunami with average national occupancy increasing to 96.3 per cent in January 2006. This was mainly due to various promotional initiatives undertaken by the Ministry of Tourism which enabled the Maldives to be the most sought after destination in the United Kingdom.

Club Hakuraa which was damaged by the tsunami re-opened in October 2005 and was an instant success, ending the year at an occupancy rate of over 93 per cent. This remarkable turn around enabled the hotel to achieve a 57 per cent increase in profitability when compared with the previous year.

The financial year under review was a difficult one for the Destination Management Companies (DMC) in the Leisure Inbound Sector. Leisure Inbound companies recorded a decrease of 29 per cent on the actual number handled against the corresponding year. The official tourism statistics included the flow of aid workers and Sri Lankan expatriates who visited the country post tsunami, which is not an accurate reflection of the leisure visitor. Despite the downturn, it was interesting to see an increase in arrival figures from the Asian Region particularly from India which holds tremendous promise.

Future Plans and Expectations

The entire Leisure Industry Group has a promising year ahead of it. This is a year which shall see much activity and consolidation of the two brands launched in 2005/06. The newly refurbished Cinnamon Grand, with its significantly enhanced product offering including a new spa and health centre will look to attract a greater share of the affluent inbound corporate travellers to Colombo. As the hotel is best equipped to cater to diverse MICE requirements, specific marketing efforts have been deployed to grow the hotel's meetings and conventions business. Early market research has evidenced the significant opportunity to cater to the lucrative Indian outbound MICE segment and the city hotels are synergising with the DMCs to attract the large outward bound Indian corporate market.

The Trans Asia, presently being upgraded, is to be launched as a Cinnamon Hotel in late 2006, subject to an audit of readiness. The hotel will also invest significantly during the year, in training and development towards living the Cinnamon standards of service, both in terms of efficiency and attitudes.

The two Cinnamon hotels in the city will cater to clearly differentiated segments of the market for themselves, thereby enhancing the competitiveness of the Group as a whole. While the Cinnamon Grand will mainly cater to up market corporate travellers and MICE segments, the Trans Asia will position itself as a resort within the city and also target the upper mid market business traveller.

During the ensuing financial year, two of the five star hotel competitors in Colombo are known to be undertaking refurbishments of varying degrees. It is also expected that there will be an addition of approximately 100 rooms to the city's five star room capacity in 2007. While we closely monitor the developments in our competitive environment, we are confident that our enhanced product and concerted efforts towards maintaining high standards in service will enable the Group to achieve its goals.

Year 2006/07 augurs well for the Resort Hotels as well. Occupancies are expected to show a significant increase by winter 2006/07. The average stay is expected to increase to 9 days against the 8 days in 2005/06 and the average daily spend is also likely to show a 10 per cent increase.

The creation of multiple brands under the Group's Hotels & Resorts is a strategic move to target the different and distinct segments of the tourist market, as Sri Lanka grows as a destination. The new brands are expected to extend the overall profile of the Group's portfolio, while consolidating its position as the largest hotelier in Sri Lanka and amongst the top tier in the Region in terms of room inventory. A multi – franchise strategy aimed at different market segments will also present the Group with greater opportunity to enter other Regional destinations.

Habarana Lodge will be refurbished and launched as a Cinnamon Resort by end 2006/07. The new property being constructed at Alidhoo, in the Maldives will also be launched as Cinnamon Island Alidhoo in early 2007. This will be the first step towards internationalising the Cinnamon brand.

The newly refurbished Habarana Village was launched as the first property of the "Chaaya" brand with The Citadel Kandy and Yala Village in Sri Lanka, and the Hakuraa Club in the Maldives being branded as 'Chaaya Resorts' before the end of 2006/07. The rest of the portfolio would be branded once the required investments are made.

In May 2006, the Group purchased a 15 year lease over Dhonveli Resort and Spa in the Maldives for a total investment of USD 21.8 million.

The Group will also be making an investment to implement a Property Management System (PMS) in its city and resort hotels to maximise operational synergies.

The DMCs also expect a substantial growth with a strong focus to expand into niche market segments. New products relating to Eco and Adventure travel will be created and a strategy to attract the Indian corporate and leisure traveller to Sri Lanka is being currently implemented.

Strategic Outlook

The Industry Group's longer term goal is to establish the two brands into two distinct segments - Cinnamon as a strong up market franchise within the Region and Chaaya to focus on 'individual experiences' offering a greater choice of holiday experiences.

With two benchmark city properties and a number of resorts in Sri Lanka and the Maldives by mid 2007, the portfolios of the two brands will showcase the ability of the Group to operate in both city and resort spheres as well as maintain regionally competitive levels of service.

The two brands will invest significantly in recruiting and retaining the best of service talent, building long term sales relationships, and continuously innovating to introduce new and attractive hospitality offerings. By this, we expect to secure shares of the markets that are loyal to each of the two brands.

Both brands Cinnamon and Chaaya will actively endeavour to expand their portfolio in Sri Lanka and Maldives and also enter other regional destinations. Over the next one to two years,we will concentrate more on consolidating the brands both in Sri Lanka and the Maldives, and thereafter plan to venture out to other Regional destinations.

The objective of the multiple brands is to leverage from the significant investments made in the existing properties towards attracting franchise-based expansions, thereby proving to be more capital efficient for the Group in the longer term.

Snapshot

Strategic Drivers	Opportunities	Challenges
Leveraging the existing portfolio/product mix to cater to different segments via the creation of two different hospitality brands.	Possibility of developing existing land owned by the Group in strategic locations around the Country.	Uncertainty in the macro environment in Sri Lanka.
National and Regional expansion of hotel chains.	Number of emerging destinations in the Region for future hotel investments.	Established hotel chains entering into Sri Lanka.
Synergies between the Destination Management businesses and hotel operations for both local and international expansion.	Tapping into vast potential of the Indian outbound market via hotels and destination management.	Stringent regulatory policies governing investments in foreign destinations limiting the scope for strategic investments overseas.

Leisure - Financial Review

Revenue

The Leisure Industry Group grew marginally to Rs.5.5 billion during the year under review from a base of Rs.5.4 billion in the previous year.

City Hotels recorded an impressive 19 per cent increase in Revenue to close the year at Rs.2.2 billion. This growth in Revenue is largely from the 4 months of operation of the newly built premium wing with 250 rooms at the Cinnamon Grand. The growing corporate segment and the NGOs and donor agency businesses in the post tsunami period also added to the Revenues during the year. This was further complemented by the Revenue from specialty restaurants introduced during the year.

Revenue for the Resort Hotels Sector increased by 5 per cent to Rs.1.8 billion during the year under review, primarily on the back of incentives and discounts offered by the resort hotels to stimulate occupancies which however had adverse impact on margins. It is notable that this increase was recorded despite Hotel Bayroo being closed throughout the year and Habarana Village and Hakurra in the Maldives recording only six months of operations, though offset to some extent by acquisition of Yala Village in October 2005.

The Destination Management segment experienced a significant dip of 18 per cent in Revenue against the previous year in recording Revenues of Rs.1.5 billion during the year. This reduction is attributed to the slower than expected recovery of the tourism industry in Sri Lanka post the tsunami. Though anticipated turnaround was seen in January 2006 the total number of pax for 2005/06 remained lower by 29 per cent compared to the previous year.

Return on Capital Employed - ROCE

The Industry Group recorded an ROCE of 6.2 per cent against 7.8 per cent in the previous year. This 1.6 percentage point dip in ROCE is primarily attributable to the reduced earnings due to a lower tourist arrival into the Country as well as a Rs.2.5 billion increase in capital employed in hotel properties, the returns on which did not fully materialise during the year.

EBIT Margin

The Leisure Industry Group's EBIT declined by 2 per cent to Rs.821 million during the year due to the slower than anticipated recovery from the negative publicity on the tsunami.

City Hotels recorded a marginal increase in EBIT margins as compared to the previous year. This was primarily due to better yields from Trans Asia and four months of operations of the new premium wing at the Cinnamon Grand. However, this increase in margin was offset by costs incurred as part of the repositioning exercise undertaken during the year culminating in the launch of the "Cinnamon" brand.

The Resort Hotels recorded a dip of 4 percentage points in EBIT margins when compared to the previous year. This was primarily due to the reduction in EBIT margins of the Sri Lankan hotels. The closure of Habarana Village for six months for refurbishment and the non operation of the tsunami affected Beach Hotel Bayroo affected the EBIT margins significantly. However, the acquisition of Yala Village and its strong operational performance for about 5 months during the year enabled the Sector to slightly improve its EBIT margin. The weak performance of the Sri Lankan resorts was also offset to a great extent by the strong performance of the Maldivian Hotels despite the fact that Hakuraa Club was closed during the first half of the year for post tsunami re-construction.


Leisure
Turnover Analysis
Total Operating Cost
EBIT
1,493,464
1%
99%
2,277,242
19%
81%
3,844,395
25%
75%
5,431,895
15%
85%
5,536,724
15%
85%
2001/02
2002/03
2003/04
2004/05
2005/06


Leisure
Profit Analysis
Profit Before Tax
Profit After Tax
(50,786)
(45,866)
387,504
337,840
933,822
827,875
809,591
718,519
727,105
618,728
2001/02
2002/03
2003/04
2004/05
2005/06

Leisure - Financial Review

Financial Capsule
(Rs.'000s)

Leisure	**2005/06**	**2004/05**	**Chg %**
Turnover	5,536,723	5,431,895	2
EBIT	820,733	835,926	(2)
PBT	727,106	809,591	(10)
PAT	618,729	718,519	(14)
Total Assets	16,097,610	12,793,106	26
Total Equity	12,471,149	11,618,778	7
Total Debt	1,989,033	329,777	503
Capital Employed	14,460,182	11,948,555	21
Capital Expenditure	3,259,292	1,111,426	193
No. of Employees	3,862	3,554	9
EBIT per Employee	213	235	(10)


EBIT Margin
14.8%
Asset Turnover
0.4x
Assets/
(Debt+Equity)
1.1x
ROCE
FY05/06
6.2%
FY04/05
7.8%
Chg
(21)%

The Destination Management Sector recorded an overall decrease in EBIT margins by 3.4 percentage points primarily as a result of the significant drop in tourist arrivals during the year.

Asset Turnover ratio

The Asset Turnover ratio of the Industry Group decreased by 18.5 per cent to 0.4 during the year under review.

Capital Employed

The Capital Employed for the Industry Group increased by 21 per cent as compared to the previous year primarily due to the increased investments in the City and Resort Hotels as part of the re-positioning exercise to upgrade the properties in the Leisure Industry Group.

Profit after Tax

Profit after Tax of the Leisure Industry Group during the year was Rs.619 million, a decline of 14 per cent over the prior period for the reasons already discussed above.

The City Hotels' contribution to the PAT of the Leisure Industry Group was Rs.468 million, a 12 per cent increase over the previous year.

The Resort Hotels Sector recorded a 35 per cent decrease against the previous year in post tax profits to Rs.162 million during the year.

Destination Management Companies recorded a loss of Rs.11.5 million as compared to a profit of Rs.52.8 million in the previous year. Fluctuations in the exchange rate had a significant impact on the profits.

Leisure Performance

(Rs.'000s)	**05/06**	**04/05**	**Chg %**
Turnover			
City Hotels	2,161,275	1,817,226	19
Resort Hotels	1,847,813	1,761,094	5
Dest. Management	1,527,635	1,853,575	(18)
EBIT			
City Hotels	595,174	486,654	22
Resort Hotels	224,672	284,308	(21)
Dest. Management	887	64,964	(99)



takes a BOLD vision to propel an organisation sky high. "The Emperor", like its predecessor "The Monarch" will rise to conquer the heights of luxury and

Property - Operational Review

Property Development

Development and Sale of Residential Apartments

Operations of the Crescat Boulevard

Real Estate

Management of Group Office sites within the City

Management of Construction Projects for Group Companies

Overview

In keeping with the Group's aspiration to realise the full potential of its Real Estate assets, the medium and long term strategy for the Property Industry Group was finalised during the year. The Property Industry Group was structured into two Sectors, the Property Development Sector and the Real Estate Sector.


Property
Others
Property relative to the Group
7%
18%
22%
Turnover
EBIT
Net Assets

The Property Development Sector undertook the development and sale of all new commercial development projects. This Sector also manages and operates the Crescat Boulevard and a portfolio of serviced apartments at the Crescat Residencies. The Real Estate Sector manages all the Group-owned office sites within the City of Colombo. The Real Estate Sector also provides project management services for large construction projects to other Sectors within the John Keells Group.


Highlights :
All 195 apartments at "The Monarch" were sold and construction is on schedule
The Industry Group announced the building of a third super luxury Condominium "The Emperor"; overwhelming
esponse even before the sales launch
Successful management of construction projects for Group Companies totalled over Rs.800 million during the year

Crescat Residencies, the first apartment project of the Group, is now fully sold. The Sector manages 50 apartments within Crescat Residencies, which are leased on behalf of their owners.

The second luxury apartment tower within the 12-acres of the "Crescat City" is now under construction. "The Monarch" is a 30-storey development and is scheduled for completion in June 2007. All the 195 apartments of this tower were sold within 9 months of commencement of sales. "The Monarch" has been positioned in the market as a super luxury condominium, and priced accordingly.

Crescat Boulevard continues to maintain its status as the Country's premier shopping mall. As with all other developments at Crescat City, the Mall's location and accessibility contribute significantly to its "Five Star" standing. In addition, the modern facilities, excellent layout and tasteful décor, all of which are diligently maintained to the highest standards, cements its position as the best mall in the Country and the desired location for many of the most prestigious shops and brands. The food court located at the basement level of Crescat Boulevard is popular, and continues to draw a large clientele.

The food court has recently been extended to bring in a wider selection of cuisine affording greater Customer choice.

The Real Estate Sector focuses on optimising the usage and the returns from the Group's office sites within the city. The John Keells Group has office sites in five locations consisting of 350,000 square feet. Some of the old stores and unutilised warehouses owned by the Group in prime locations in the City were successfully converted into office space during the year, thus increasing the total usable area by over 20,000 sq. ft.

During the year under review, the Real Estate Sector also strengthened its engineering and project management expertise. The Sector is now able to coordinate and manage large construction projects for the John Keells Group. This initiative has resulted not only in significant cost reductions, but also enables projects to be better and more closely managed. During the year, the Sector managed the major repair and refurbishments arising as a result of the December 2004 tsunami, at The Hakuraa Club in the Maldives, the Bentota Beach Hotel, the Coral Gardens Hotel and the Club Oceanic. The Sector also managed the complete re-development and refurbishment of Habarana Village (now Chaaya Village, Habarana) and is presently constructing a new 100 room resort at Alidhoo in the Maldives Islands.

Future Plans and Expectations

Following the success of "The Monarch", the Group has launched its third residential super luxury apartment tower on the Crescat City site; named "The Emperor". This development will soar to a height of 35 storeys and will comprise 172 luxury apartments including Presidential Suites and Penthouses. "The Emperor", as in the case of "The Monarch", will also target the top end of the market. The excellent location and the availability of all the best in modern luxury facilities and conveniences at the Cinnamon Grand, the Crescat Boulevard and the Angsana City Club and Spa add great value to this premium product. The world renowned architects P&T of Singapore, who were also the architects of "The Monarch", developed the design for "The Emperor".

Although the sales of "The Emperor" have not been launched as yet, a significant number of inquiries and bookings have already been received. The Group is confident that "The Emperor" would be another extremely successful endeavor. Pursuant to the formal launch of sales in June 2006, it is anticipated that construction of "The Emperor" would commence in 2006/07.

A major re-development and re-organisation has also been undertaken at the Group's premises on Vauxhall Street. An agreement was reached with DHL the international courier company to construct a modern purpose-built logistic center on a 100 perch plot within this site. This development is scheduled for completion in January 2007.

Strategic Outlook

The demand for luxury apartments in prime locations in the city remains strong and is expected to grow further. The acquisition and development of property has proven an excellent investment with real estate values rising rapidly and consistently. Sentiment has been fuelled by demand for quality accommodation/investment and real estate being recognised as an attractive investment for high net worth investors. Limited expansion of the road and transportation network and infrastructure around the city of Colombo has stymied the growth and development of the suburbs. This has resulted in prime residential development being concentrated within, or in close proximity, to the city.

The Group recognises the tremendous opportunities in the real estate market and is well positioned to exploit the trend. The Group owns prime sites within the City with excellent potential for development and is currently planning further apartment developments targeted to identified segments of the market. Sites have been earmarked for these projects and the Group intends to introduce these new developments to the market systematically and prudently.

Snapshot

Strategic Drivers	Opportunities	Challenges
Recognised as a reputed Property Developer with the ability to offer multiple-tiered brands	Sustained demand for condominiums at the premium as well as the mid luxury level	Uncertainty in the macro environment
Large-scale developments offer substantial benefits through economies of scale and attract tax/duty incentives	Ownership of large extents of land in prime location within the city	Limited capacity in the existing utility services and infrastructure. Rigid and outdated regulations and legislation governing development projects

Financial Capsule

(Rs.'000s)

Property	**2005/06**	**2004/05**	**Chg %**
Turnover	2,436,490	613,101	297
EBIT	846,795	212,464	299
PBT	846,874	214,666	295
PAT	831,733	186,115	347
Total Assets	6,486,660	6,047,382	7
Total Equity	5,920,570	4,856,014	22
Total Debt	114,101	18,477	518
Capital Employed	6,034,671	4,874,491	24
Capital Expenditure	256,868	319,447	(20)
No. of Employees	162	90	80
EBIT per Employee	5,227	2,361	121


EBIT Margin
34.8%
Asset Turnover
0.4x
Assets/
(Debt+Equity)
1.1x
ROCE
FY05/06
15.5%
FY04/05
4.4%
Chg
252%

Revenues

The Property Industry Group performed exceedingly well during the year under review, with Revenue increasing by 297 per cent to Rs.2.4 billion. The increase in Revenue was primarily due to the sale of apartments at Monarch. The balance apartments sold at "Crescat Residencies" also added to the revenues. The occupancy of the shops at Crescat Boulevard increased from 91 per cent to 95 per cent which in turn increased the rental income during the year. Rental income from the current Group sites also increased by 19 per cent as compared to the previous year primarily because the rentals were revised to match commercial market rates.

Return on Capital Employed - ROCE

The Industry Group recorded an ROCE of 15.5 per cent against 4.4 per cent in the previous year primarily due to the earnings generated by sale of apartments at Monarch.

EBIT Margin

The EBIT margin of the Industry Group increased marginally to 34.8 per cent from 34.7 per cent during the previous year. The profits from the sale of apartments at Monarch were offset to some extent by a Rs.137 million charge that arose out of an arbitration. The Industry Group's operating costs including staff expenses also increased during the year which impacted the EBIT margins.

Asset Turnover Ratio

The Asset Turnover ratio increased from 0.1 in the previous year to 0.4 during the year under review.

Capital Employed

The Capital Employed increased by 24 per cent as compared to the previous year on account of an increase in the non current assets.

Profit After Tax

The Industry Group's Profit after Tax of Rs.831.7 million is a 347 per cent increase from Rs.186.1 million during the previous year on account of the profits recognised from the sale of apartments at Monarch.


Total Operating Cost
EBIT
Property
Turnover Analysis
2,436,490
35%
65%
744,373
29%
71%
613,101
35%
65%
28,117
54%
46%
15,357
30%
70%
2001/02
2002/03
2003/04
2004/05
2005/06


Profit Before Tax
Profit After Tax
Property
Profit Analysis
846,873
831,731
210,184
202,708
214,666
186,115
3,578
663
(3,442)
(4,262)
2001/02
2002/03
2003/04
2004/05
2005/06



Despite operating in a competitive carbonated soft drinks market, the F&B Industry Group, in a BOLD move, committed to enhancing its beverage production capacity towards diversifying its product line.

Food & Beverage - Operational Review

Manufacturing
- **Beverages**
- **Frozen Confectionary**
- **Processed Foods**

Retail
- **Supermarkets**
- **Quick Service Restaurants**



Food & Beverage
Others
Food & Beverage relative to the Group
24%
8%
6%
Turnover
EBIT
Net Assets

Overview

The F&B Industry Group had a successful year with impressive volume and turnover growth in both the beverages and frozen confectionary categories marketed under the "Elephant" and "Elephant House" brands. The beverages category achieved a record volume growth for the year whilst frozen confectionary volumes grew moderately as compared to the previous year. This growth achievement in volume terms is significant considering that price increases were necessitated due to higher material costs and taxes.

Highlights :

- Ceylon Cold Stores Limited (CCS) posted a more than three fold increase in net profits over the previous year.
- Jaykay Marketing Services Limited (JMSL) also has an excellent turnaround year and almost wipes out the losses of the previous year.
- JMSL opened 8 new "Keells Super" outlets during the year taking the Supermarket chain to a total of 21 outlets.

In the beverages category, new pack size offerings of the popular "Necto" and "Orange Crush" flavours were introduced into the market and these product extensions did well during the year. "Elephant Ginger Beer" which is the only natural ginger beer in the market, was also made available in all pack sizes currently on offer, and it too showed significant growth.

In the frozen confectionary category, five new products to the "Impulse" product portfolio namely, Wonder Bite, Wonder Cone, Jigsaw, Trio and Sweet Hearts, were introduced and proved very popular among consumers. Further the local Karutha Kolumban (Mango) flavoured ice cream launched last year became the market leader with a dominant share in its flavour segment.

Overall, our activities and strategies executed during the year ensured that our beverage and frozen confectionary products continued to sustain their market leadership. This is further substantiated by monthly consumer surveys which have shown repeat top ratings in all consumer perception attributes for trust, value, uniqueness, modernity, innovation and quality.

The "Elephant House" brand is rated amongst the best brands in the Country as per the recent rating published by LMD, and was judged as the second most powerful brand in the Country. However, despite being one of the oldest and most respected brands it has been constantly evolving over the years and the range of products offered under this brand ensures that it appeals to all ages and all walks of society.

The F&B Industry Group has been continuously building its capabilities, capacities and processes over the last couple of years and we see this as a vital strategy for our continued success. On the other hand, enhanced Employee productivity and other cost saving measures on the supply chain front over the past few years has enabled the F&B Industry Group to be more lean and agile in the face of growing competition from multinational players. In keeping with our initiatives of the previous years to constantly improve and re-define our manufacturing and distribution systems, this year, the operating model of CCS was changed. The change was aimed at ensuring greater focus on increased manufacturing productivity, reduced procurement spending and improved distribution efficiency by bringing these activities under a single Supply Chain function with a "least cost mindset" on one hand and a growth and profit driven category management team whose focus is primarily Brand and the Consumer. This, we believe, will help us harness the synergies of the F&B Industry Group, and to capitalise on our distribution network which extends to more than 90,000 outlets island-wide.

The avian flu threat in the region had a negative impact on chicken consumption in the country and consequently, processed chicken meats volumes at Keells Food Products Limited (KFPL) dropped substantially as compared to the previous year. However, publicity measures supported by the industry have reversed this negative trend and sales volumes are slowly moving back towards normal levels. KFPL remains the only processed meats manufacturer in the Country to be HACCP certified and this is a further assurance to our consumers of the stringent quality measures our products are subjected to. The "Cheese and Onion" sausage introduced last year was well accepted by consumers and has posted a significant volume growth during the year.

The "Keells Super" chain of supermarkets as part of its ongoing expansion strategy opened 8 new stores during the year under review to take the chain to a total of 21 stores by year end, including 3 franchised outlets. The differentiation strategy of "Keells Super" stores offering superior quality products and services has been rated high among Consumers.

The two franchised restaurant chains, Pizza Hut and Delifrance performed well during the year under review. Margins at Pizza Hut however, declined largely because of the increase in the cost of imported raw materials and the increase in wages as per the new directive by the Government. The Pizza Hut Delivery Service has been rated the best in the Region and now reaches 75 per cent of the households in the Western Province. New product launches and aggressive promotional activities during the year have been very well accepted. Both chains together have a total of 20 outlets.

Nexus loyalty cards performed well during the year under review with a base of 55,000 card holders and recorded modest earnings.

A number of Human Resource initiatives were rolled out within the Industry Group during the year aimed at increasing productivity through information sharing and partnering with the Employees at the shop floor so that business priorities and goals are understood and shared across the Industry Group.

The ERP system implemented in 2004/05 has significantly improved resource planning, allocation and quality of the management information system.

Future Plans and Expectations

The F&B Industry Group is now well positioned to show strong growth. The efforts at re-structuring, re-positioning and consolidating the Industry Group are now beginning to bear fruit in a market where Consumer preferences are constantly changing. Plans are underway to expand our product offerings in beverages, frozen confectionery and ready-to-eat or convenience foods targeting the mass market not just within Sri Lanka but within the Region as well. The Industry Group made a bold move in committing an investment to expand and considerably increase its beverage production capacity with a view to diversifying its product lines, pack sizes and flavours and leveraging its brand strength and distribution network. The capacity enhancement coupled with the new operating model at CCS will help us to enhance our production, marketing and distribution strength.

JMSL plans to continue its aggressive strategy to expand the "Keells Super" chain of supermarkets in the Western Province. The differentiation strategy would continue and in order to enhance the value proposition a comprehensive study will be undertaken to improve category management at the supermarkets. Additionally, we are also planning to have a central warehouse which will greatly help distribution.

The Industry Group has plans to open more Pizza Hut delivery outlets during 2006/07.

Strategic Outlook

Our Industry Group vision says it all. "Our passion is to deliver pleasure and nutrition throughout people's lives, through exciting superior products, whenever and wherever they choose to eat and drink."

Our goal is to offer a range of products that will cater to our consumers' need for balance in the multiple attributes of health, convenience and a pleasurable experience. We will continue to leverage our brand management skills and distribution strengths by acquiring complementary businesses in the F&B Industry not only within the Country but in the Region as well.

Modern Supermarket Trading has been growing at around 20 per cent year on year over the last few years and is expected to grow at the same pace over the next few years as well. We shall keep pace with this growth trajectory, by expanding into the local market with new Keells Super outlets and providing superior quality and service.

Snapshot

Strategic Drivers	Opportunities	Challenges
The growth momentum of the organised retailing industry witnessed during the past decade	Increasing consumer base seeking a "one stop shop"	Adverse impact on profitability due to rising production and operating costs
Consistent enhancements to range of products offered, backed by well dispersed distributor network in Sri Lanka	Potential entry into Regional markets with appetite for new products	Presence of reputed multinational companies intensifying competitive forces prevalent in the market
Unrivalled strength and reputation of "Elephant House" and "Keells" brands	Untapped market space, particularly in the rural areas of the Country	Uncertainty in the macro environment

Revenues

The F&B Industry Group performed well during the year under review and total Revenues increased by 28 per cent to Rs.8.1 billion as compared to the previous year. The increase in Revenue was primarily attributable to the improved performance of beverages and frozen confectionary in the Manufacturing Sector and the supermarkets in the Retail Sector.

Ceylon Cold Stores (CCS) Revenues increased by 20 per cent to Rs.3.5 billion compared to the previous year due to increases in both volume and price of its beverages and frozen confectionary. Carbonated Soft Drinks (CSD) volume growth was double the average growth rates experienced during the 10 past years. The impressive growth rate was achieved despite heavy rains and floods during November 2005 and January 2006 in many parts of the Country which hampered distribution efforts. A shift in consumer preferences was also observed during the year, with consumers shifting to smaller pack sizes and convenience packaging. The Sector successfully adapted to these changes and trends and recorded impressive growth.

The volumes of processed meat products under Keells Food Products Limited (KFPL) suffered due to the negative publicity on the avian flu in the Region.

Jaykay Marketing Services Limited (JMSL) spearheaded the growth in the Retail Sector by recording an increase of 59 per cent in Revenue. The growth came from the opening of 8 new "Keells Super" outlets whilst the outlets that had been opened in previous years also recorded satisfactory revenue increases. The migration of the new urban middle class to the fully fledged supermarket from the corner shop also gained momentum during the year and this led to the healthy volume increase at the supermarkets.

Pizza Hut and Delifrance restaurants recorded a modest increase in Revenues over the previous year. Despite increased competition from credit card companies, Nexus the premier Loyalty Card operator, recorded impressive growth in Revenues due to an increase in the card base as well as the increase in the number of merchants participating in the loyalty programme.

Return on Capital Employed (ROCE)

The ROCE of the Industry Group grew from 9.9 per cent in the previous year to 16.1 per cent during the year under review. This ROCE growth arose from the increase in EBIT margins and the decrease in capital employed for the Industry Group.

EBIT Margin

The EBIT margin of the F&B Industry Group increased from 3.9 per cent in the previous year to 4.9 per cent during the year under review. The Manufacturing Sector recorded a growth of 1.9 percentage points whilst the Retail Sector recorded a growth of 0.7 percentage points in EBIT margins as compared to the previous year.

CCS recorded a 4.2 percentage point increase in EBIT margins compared to the previous year despite increase in the prices of the main raw materials used in the production of CSDs and Ice Creams. Several initiatives were undertaken during the year to cushion the impact of the rising costs of the key commodities such as sugar and skim milk powder.

The processed meat industry underwent a difficult period. The negative publicity of the avian flu on chicken products and the resultant ban on imported meat used for production of processed meats had an impact on the cost structure at KFPL which negatively impacted the EBIT margins of KFPL during the year.

The Retail Sector recorded impressive growth albeit from a low base. JMSL despite its rapid expansion programme and increasing operating costs, on


Food and Beverage
Turnover Analysis
Total Operating Cost
EBIT
5,112,843
7%
93%
5,824,051
5%
95%
6,412,910
4%
96%
6,367,926
4%
96%
8,142,522
5%
95%
2001/02
2002/03
2003/04
2004/05
2005/06


Food and Beverage
Profit Analysis
Profit Before Tax
Profit After Tax
156,115
79,554
240,525
182,754
(471,916)
(403,827)
162,459
43,390
310,501
190,586
2001/02
2002/03
2003/04
2004/05
2005/06

Financial Capsule
(Rs.'000s)

Food & Beverage	2005/06	2004/05	Chg %
Turnover	8,142,522	6,367,925	28
EBIT	395,336	245,217	61
PBT	310,500	162,459	91
PAT	190,585	43,390	339
Total Assets	3,677,805	3,558,710	3
Total Equity	1,628,297	1,508,728	8
Total Debt	809,609	979,320	(17)
Capital Employed	2,437,906	2,488,048	(2)
Capital Expenditure	367,364	329,989	11
No. of Employees	3,020	2,632	15
EBIT per Employee	131	93	41


EBIT Margin
4.9%
Asset Turnover
2.3x
Assets/
(Debt+Equity)
1.5x
ROCE
FY05/06
16.1%
FY04/05
9.9%
Chg
63%

account of the new Government wage increase directive, achieved a break-even EBIT margin against the losses posted in the previous year.

However, Keells Restaurants Limited, the Pizza Hut operator recorded a drop in EBIT margin despite an increase in revenue. Operating costs in terms of material costs and the wage increase as per the new Government directive had a significant impact on both the gross margins as well as other operating costs. It was evident that all cost increases could not be passed on to the Consumer on account of stiff competition in the fast food segment of business.

Asset Turnover Ratio

The Asset Turnover ratio increased by 25 per cent from 1.8 in the previous year to 2.3 during the year under review.

Capital Employed

The Industry Group recorded a decrease of 2 per cent in its Capital Employed despite a significant increase in its business. This has been possible due to the Industry Group's lower dependence on debt and ability to fund its expansion programmes internally. In fact, during the year, debt reduced by almost 17 per cent.

Profit After Tax

The F&B Industry Group posted a PAT of Rs.190.6 million against Rs.43.4 million during the previous year. This 339 per cent increase is attributable primarily to CCS which recorded a 296 per cent increase in profit after tax compared to the previous year. This increase was offset to some extent by the losses posted by KFPL.

The change in the tax laws disallowing 50 per cent of the advertising spends resulted in an additional tax burden on the Industry Group particularly CCS and KFPL which have substantial advertising budgets.

PAT of the Retail Sector recorded a growth of 88 per cent although from a negative base. Increase in cash flows due to the expansion of the Keells Super outlets assisted JMSL to reduce its funding costs. A portion of the expansion costs were met out of internally generated funds by JMSL.

Food & Beverage Performance

(Rs.'000s)	05/06	04/05	Chg %
Turnover			
Manufacturing	4,438,318	3,899,950	14
Retail	3,704,204	2,467,975	50
EBIT			
Manufacturing	365,781	243,873	50
Retail	29,555	1,344	2099




NATIONS
LEASING


NationsTrust Bank

We understand you

NATIONS TRUST BANK LIMITED

No. 76, York Street, Colombo 01.

Tel : 4791791, 4791750-52, 2300288-90

Fax : 2300287 or 2300291

STRICTLY CONFIDENTI

Ref No.

LEASE APP

Financial Services - Operational Review

Insurance
Banking
Leasing
Stockbroking

Overview

The Industry Group's profitability rose appreciably during the year, assisted by a relatively stable economic and political climate. Although high effective tax rates in the banking sector continue to hurt Nations Trust Bank (NTB) earnings, the Industry Group recorded steady growth in all revenue streams with Union Assurance Limited (UAL) performing admirably and Mercantile Leasing Limited (MLL) registering strong growth in new business.

UAL had an extremely successful year, recording the highest ever profits in its history. The consolidated gross premiums grew by 24 per cent as compared to the previous year. The increase in business


Financial Services
relative to the Group
Financial Services
Others
8%
8%
5%
Turnover
EBIT
Net Assets


Highlights :
Merger of Mercantile Leasing Limited and Nations Trust Bank (NTB). Leasing operations of NTB launched under the name of "Nations Leasing".
UAL records the highest ever profits in its history.
NTB also achieves substantial growth with net profits almost trebling as compared to the previous year.

volumes indicated Customer confidence in UAL's financial strength, credibility, secure reinsurance arrangements and its speedy and professional claims settlement. UAL continued to maintain a market share of 8 per cent of General Insurance and 10 per cent of Life Insurance.

With product and service innovation leading the expansion in the insurance industry, UAL continued to enhance the benefits in its product portfolio. Its flagship Motor Insurance Policy "Union Motor Star" was enhanced with three claims settlement options, together with an interest free installment payment plan branded as "Zero 6" provided to policyholders. UAL also introduced a "Cashless Medical Scheme" whereby health claims of Customers are settled directly with hospitals.

Efforts made during the recent past in developing the brands in the Sectors were recognised in a report compiled by Brand Finance (UK) in association with Sting Consultants. 'Union Assurance' was ranked 15th in terms of brand value and 14th in terms of brand power while the 'Nations Trust' brand was ranked 20th, indicative of the Industry Group's strong and sustainable brand presence in the Country.

Nations Trust Bank together with its fully owned subsidiary Waldock Mackenzie Limited increased its earnings significantly coming off a low base in the previous year. The bank continued to witness strong growth in its lending portfolio (up 33 per cent) and deposit base (up 37 per cent), while non-performing loans registered a healthy decline. Earnings however, were curbed by an effective tax rate of 53 per cent that would increase further due to a hike in VAT on financial services from 15 per cent to 20 per cent in the coming year and an increase in Income Tax from 30 per cent to 35 per cent.

The year 2005 was a year of consolidation for the bank and saw the reaping of benefits of organisational changes implemented the year before. During the year, the branch network of the bank grew to 28 and the ATM network grew to 33. The bank's flagship product and service package "Inner Circle" displayed strong growth during the year while the bank also successfully launched a product known as "Speed Loan" which processes and disburses a home loan within seven days of application.

An emphasis on Customer Service continues to spearhead the bank's retail strategy with functional improvements facilitating improved Customer Service, relationship building and attention to product sales. The bank also launched several other new products while enhancing its existing product portfolio with added benefits. The credit card operations also continued to sustain growth while facilitating the cross selling of products within the bank.

MLL continued to register steady growth recording a 38 per cent increase in turnover. An expanded reach gained through the opening of two new branches, coupled with a more concentrated approach in the marketing of leasing business through exclusive tie ups with vehicle vendors led to new business growing at 56 per cent over the previous year.

However, the most significant event of the year for the Industry Group, was the merger of MLL with NTB with effect from 1st January 2006 via a share swap, which saw the bank's capital increase to Rs.2.2 billion from Rs.1.2 billion, assisting it to progress towards meeting the future capital adequacy requirements of the Central Bank, while paving the way for NTB and MLL to derive several operational and financial synergies.

John Keells Stock Brokers (JKSB) continued to be a dominant player in the stock broking industry recording a 42 per cent growth in turnover over the previous year. The relatively stable economic and political scenario in the Country saw several high profile initial public offerings and this helped sustain a positive market sentiment. The post tsunami rally at the stock market was followed by a pre presidential election bull run which saw average daily turnover rise to Rs.509 million in the first eight months of the financial year. Average daily turnover for the year was significantly higher than in the previous year despite a decline in market activity in the last quarter brought about by an escalation in violence and adverse developments in the peace process.

The year also witnessed a shortening of the settlement cycle by two days along with the introduction of debt securities trading, termed DEX trading. Brokerage for intra day transactions was halved and negotiated brokerage for transactions above Rs.100 million was also introduced.

Future Plans and Expectations

UAL is committed to improving service levels and expanding its operations further. This, together with continued application of strong underwriting and claims management capabilities, should see strong growth at UAL. Expansion of the company's distribution capability in the retail and commercial segment of the General Insurance market complemented with increased investment in the UAL brand in the coming year will improve its accessibility and visibility in the market. Further, an expansion of the sales team in both Life and General Insurance segments and increased investment in training and development of staff is expected to strengthen the company's position. This is expected to reflect positively on profitability and market share over the medium term.

A key challenge in the General Insurance segment will be to aggressively grow the business while managing claims ratios. There is also a constant threat of competitors willing to price aggressively with a view to building volumes. Price sensitive clients who do not differentiate between insurance companies on financial strength, credibility, speedy claim settlement and secure reinsurance arrangements are another challenge which needs to be overcome by UAL.

The enhanced capital of NTB following the merger permits the bank to raise its single borrower limit. This not only enhances its marketability among the key corporate clientele but also permits a more aggressive expansion in its lending portfolio. The bank's specialised leasing operations were branded as "Nations Leasing" with the bank inheriting a leasing portfolio of Rs.3.2 billion. Intense competition in the leasing industry would be met partly by NTB's ability to mobilise deposits, giving its expanded leasing portfolio access to low cost funds resulting in an increase in margins and enhanced competitiveness.

JKSB would leverage on sector synergies in providing a range of investment solutions to its clients in addition to enhancing accessibility by introducing and promoting the use of internet trading via the branch network of NTB and UAL. While competition intensifies with the induction of new trading members, JKSB will continue to enrich the value and delivery of its service offering as activity in the share market grows.

Strategic Outlook

While competition in the insurance industry is intense, insurance penetration levels in Sri Lanka continue to remain well below other Regional nations. Greater awareness of the benefits of insurance, and growth in income levels across the population coupled with the development of products that are affordable to the masses should see healthy premium growth in both Life and non Life segments.

Following the merger with MLL, NTB is well positioned to play a central role in deriving synergies within the Industry Group together with its subsidiary Waldock Mackenzie Limited, UAL and JKSB. Focused initiatives in lending to the SME and Consumer finance segments would drive growth in its lending portfolio while continued branch expansion will complement growth in its deposit base. The merger also provides greater opportunity for cross selling of products and services via the consolidated branch networks and client bases.

Demutualisation of the Colombo Stock Exchange is expected in the medium term and will accelerate the expansion of the CSE in terms of activity levels as well as in terms of the range of investment and capital sourcing instruments made available to investors. The increasing sophistication of the financial services sector in our emerging economy is expected to lead to a demand for instruments that would permit investors to spread and diversify risk with the use of hedging and other risk management instruments. The possible introduction of derivatives trading to the CSE is a reflection of such a trend and is likely to lead to the introduction of other instruments as the industry matures.

A key challenge for the Industry Group is to retain experienced, qualified and trained staff. The ability to provide superior service and exceed Customer expectations is dependant on committed and motivated staff who strive towards excellence. We hope to overcome this challenge through various tools such as variable incentive and remuneration structures, training, learning and development and identified career path progression. There will also be sufficient focus on the use of information technology within the Industry Group to complement our superior service.

Snapshot

Strategic Drivers	Opportunities	Challenges
A pool of experienced, motivated and committed staff.	Developing innovative products and IT systems and providing superior service.	Retaining staff in a competitive environment.
Strong brands in the Sector and a diversified branch network.	Potential for marketing an array of financial services and products via the branch network and entry into untapped regions in the Country.	Maintaining volume, turnover and market share growth and profitability.

Benefiting from the stable economic environment that prevailed during the financial year, all the Sectors in the Financial Services Industry Group achieved creditable growth during the year.

Revenues

The Industry Group Revenues (including Associates) increased significantly by 26 per cent to Rs.2.7 billion.

Union Assurance Limited (UAL) recorded a consolidated Gross Written Premium (GWP) growth of 24 per cent during 2005, based on a 32 per cent growth in GWP in its General Insurance business and a 16 per cent increase in GWP in its life business. Growth in General Insurance premiums was derived predominately from a 68 per cent increase in Motor premiums, following the revamp of its flagship motor insurance policy "Union Motor Star". Fire premiums grew by 47 per cent in the year augmenting growth in the General Insurance business. The company also recorded a 15 per cent increase in investment income. Net written premiums grew by 23 per cent with a marginal decline in the reinsurance ratio.

Nations Trust Bank (NTB) grew its loan book by 33 per cent in 2005 while its Customer deposit base grew by 37 per cent and resulted in net interest income growing by 60 per cent in 2005. Total Revenue increased by 38 per cent for the year which included a 20 per cent growth in non fund based income. Income from the bank's credit card division grew by 50 per cent boosting non-interest income, despite a decline in foreign exchange gains arising from the sharp appreciation of the Sri Lankan Rupee against the US Dollar in early 2005.

Mercantile Leasing Limited (MLL) recorded a 38 per cent growth in Revenue. New business generated a Revenue of Rs.2.15 billion, up 56 per cent from the previous year.

Turnover at JKSB was 42 per cent higher than in the previous year. This growth is attributable to higher market turnover at the Colombo Stock Exchange (CSE) on the back of a relatively stable political and economic climate despite an escalation in violence in the early part of the 4th quarter. The All Share Price Index rose 29.3 per cent during the last financial year helped by a pre presidential election rally at the CSE while the Milanka Price Index rose 20.3 per cent in the same period.

Return on Capital Employed (ROCE)

The ROCE of the Industry Group grew from 18.3 per cent in the previous year to 30.9 per cent during the year under review. This ROCE growth arose from the impressive 5.8 percentage point EBIT margin growth for the Industry Group during the year.

EBIT Margin

The EBIT Margin of the Industry Sector Group increased from 7.9 per cent in 2004/05 to 13.7 per cent during the year under review. This was primarily attributable to the healthy performance of UAL and NTB.

At UAL, the continued expansion of business resulted in expenses increasing by 28 per cent for the year. Operating costs of MLL increased marginally during the year under review. However the provision for bad and doubtful debts decreased by 14 per cent as compared to the previous year, reflecting the improvement in the quality of the receivables portfolio of MLL.

Asset Turnover Ratio

The asset turnover ratio increased by 16.7 per cent from 0.8 in the previous year to 0.9 during the year under review.


Financial Services
Turnover Analysis
Total Operating Cost
EBIT
570,446
108%
-8%
800,945
7%
93%
1,459,731
19%
81%
2,123,794
8%
92%
2,680,569
14%
86%
2001/02
2002/03
2003/04
2004/05
2005/06


Financial Services
Profit Analysis
Pre Tax Profit
Profit After Tax
(49,332)
(57,931)
55,225
39,266
279,741
218,987
166,528
99,469
366,602
250,193
2001/02
2002/03
2003/04
2004/05
2005/06

Financial Capsule

(Rs.'000s)

Financial Services	**2005/06**	**2004/05**	**Chg %**
Turnover*	2,680,568	2,123,793	26
EBIT	366,892	167,178	119
PBT	366,602	166,528	120
PAT	250,193	99,469	152
Total Assets	1,453,285	4,278,045	(66)
Total Equity	1,324,972	990,657	34
Total Debt	32,581	2,919,349	(99)
Capital Employed**	1,357,553	3,910,006	(65)
Capital Expenditure	744	14,803	(95)
No. of Employees	24	172	(86)
EBIT per Employee***	15,287	972	1,473

* Turnover is inclusive of the Group's share of associate company turnover

** For associate companies the Capital Employed is representative of the Group's equity investment in these companies

*** EBIT per Employee is calculated excluding the Employees of associate companies

Capital Employed

The Capital Employed for the Industry Group decreased by 65 per cent as compared to the previous year primarily on account of the elimination of MLL's assets and liabilities from Group consolidation due to the merger of MLL with NTB.

Profit After Tax

The profit after tax of the Industry Group increased by 152 per cent to Rs.250.2 million, bolstered by the strong performance of UAL and NTB.


EBIT Margin
13.7%
Asset Turnover
0.9x
Assets/
(Debt+Equity)
2.4x
ROCE
FY05/06
30.9%
FY04/05
18.3%*
Chg
69%

* The ROCE has been calculated excluding the debt of MLL

UAL recorded a 444 per cent increase in profit after tax coming off a tsunami affected low base in the previous year. A surplus from the Life Fund of Rs.144 million was transferred during 2005 to the income statement. There was no transfer from the Life Fund in the previous year.

Post tax profits of NTB increased by 174 per cent from Rs.45 million in 2004 to Rs.125 million in 2005 coming off a low base in the previous year despite an increase in financial VAT during the year.

Financial Services Performance

(Rs.'000s)	**05/06**	**04/05**	**Chg %**
Turnover			
Insurance	1,158,445	921,601	26
Banking/Leasing	1,333,901	1,070,014	25
Stockbroking	188,222	132,178	42
EBIT			
Insurance	101,941	(17,994)	667
Banking/Leasing	157,478	119,048	32
Stockbroking	107,473	66,124	63



A BOLD strategy enables businesses to venture into cutting edge enterprises. The move into the BPO market facilitates a fusion of technology and human expertise to achieve unsurpassed results.

Information Technology - Operational Review

Software Services
Systems Integration
Office Automation
Shared Services
Business Process Outsourcing

Overview

The IT Industry Group recorded a markedly improved performance compared to the previous year. This was, to a great extent, an outcome of the comprehensive strategic review of the Industry Group undertaken during the year 2005/06.

The Software business achieved a substantial turnaround from last year. Several new international Customers were acquired in its niche airline domain. Successful realignment of the service portfolio towards higher value added services and software products plus improved terms negotiated with key existing Customers in the Middle East and Scandinavia contributed to healthier margins.



Information Technology
Others
Information Technology relative to the Group
5%
2%
1%
Turnover
EBIT
Net Assets



Highlights :
JKH forays into the BPO world and announces a USD 22 Million Joint Venture with Raman Roy Associates (RRA) of India
John Keells Computer Services (JKCS) attains CMMI level 3 certification
QuIS, a Quality Management Software product developed by JKCS for process manufacturing industries received the British Computer Society's highest award for Industrial Application of the year.
JKH launches a captive Shared Services unit to centralise the accounting and financial transactions of the Group companies operating on the SAP platform.

Internationally recognised CMMI (USA) certification for software process maturity was obtained during the year. JKCS received the CMMI level 3 certification. Additionally, several project managers achieved the global standard PMP (Project Management Professionals PMI USA) certification. The company now boasts of the largest pool of PMPs in the Country and this has enabled the successful delivery of all projects undertaken on time, on budget and to the expected quality standards. QuIS, a Quality Management Software product launched in South Asia for process manufacturing industries received the British Computer Society's highest award for the Industrial Application of the year.

During the year, a Joint Venture was initiated in Sharjah, UAE with Air Arabia, providing services specifically tailored for the burgeoning budget airline segment of the industry.

The performance of the Systems Integration business for the year has not been up to expectations. The key focus areas for the business during the year was telecom and banking verticals, partnering with large overseas players to secure prospective tenders in the market. However, award of contracts especially in the banking vertical were delayed amidst uncertainty arising from political changes affecting key state sector Customers. Despite this, KBSL won several accolades from key partners and principals, including being voted by

IBM Customers in Sri Lanka as being "No 1 in Customer service" among all IBM partners.

The Office Automation business enjoyed a tremendous year, more than doubling its previous best performance recorded last year. Infrastructure reconstruction activities fuelled a surge in demand for its flagship Toshiba range of copiers and laptops and related services and consumables. Two new products were successfully launched during the year – Toshiba multi media projectors and Riso digital duplicators. Riso of Japan is the world leader in the digital duplicator category and a strong foothold was established by JKOA in Sri Lanka in the few months since market entry. Several measures aimed at enhancing operating efficiencies were put in place including outsourcing certain labour intensive activities leading to better and more expeditious service coverage in a cost effective model. This facilitated the rapid increase of the active installed base of machines under maintenance while containing staff numbers below last year's level. JKOA continued to be recognised by its key Principal, Toshiba Corporation, Japan, particularly in the area of Customer service quality management, receiving the top award for the Afro Asia Region last year.

JKH also launched its shared services arm in July 2005 to leverage on its Group wide SAP platform and became the first Sri Lankan company to implement a shared service centre of this nature. A separate company, InfoMate Pvt. Ltd, was incorporated to house the shared services centre. Its principal activity is the processing of selected accounting and financial transactions such as accounts payable, accounts receivable, fixed assets and general ledger for all companies operating on the SAP platform within the Group. InfoMate currently serves 41 Group companies and is supported by a staff of 61 accounting technicians and experienced accountants selected from a wide cross section of the Group.

In December 2005, as part of the Group's internationalisation strategy, JKH entered into a Joint Venture with Raman Roy Associates (RRA) of India to develop Business Process Outsourcing (BPO) business in the Asian Region. The venture is expected to have significant operational synergies due to the expertise of Raman Roy and the resources and strengths of JKH. JKH and RRA have committed USD 22 million to the venture. With the high growth of the BPO industry coupled with the development of potentially untapped BPO markets, it is expected that this investment would yield significant returns in the medium to long term.

Future Plans and Expectations

Global demand for outsourcing of software services continues to grow despite rising political outcry in certain key markets such as USA and Europe against the loss of white collar jobs to low-cost countries. With the supply of IT professionals lagging behind demand, global price levels are on an upward trend. The rapid growth segment of commercial applications for budget airlines in the geographical regions of Asia, Africa and the Middle East is the primary target segment of our software solutions business in the immediate future. Hence our immediate priority is to invest and rapidly enhance our marketing strength to target Customers in the relevant geographies.

The focus for Systems Integration business is on realigning its strategies towards higher value added service offerings combined with the restructuring of its organisation. This is expected to yield a stable revenue base to offset the fixed overheads and improve the performance of the company. Renewed commitment to "E-Government" initiatives, now under the direct purview of the President's office is also an encouraging signal for our Systems Integration business in Sri Lanka. The Systems Integration business has also planned initiatives to bring more efficiencies and upgrade its Project Management capabilities. The implementation of an ERP solution is one such initiative planned for the year 2006/07.

The Office Automation business will be hard pressed to sustain the rapid growth seen last year in the Sri Lankan market. It will step up its activities and presence in the Maldives where its full potential, especially for services and consumables, is yet to be realised. Enhanced vigilance and monitoring is being put in place to counter the infiltration of lower quality substitute products eroding our active installed base. Investments already made in a state of the art sales force automation system will come into operation in the first quarter of 2006/07. This will complement the existing service tracking and monitoring system developed in-house which gives JKOA its competitive edge in service.

Shared Services will constantly endeavour to provide value to its internal Customers by maximising resource utilisation and improving productivity through operational efficiencies. It is also planning to attract a few external Customers during the year.

The BPO business is expected to commence operations both in Sri Lanka and India during 2006/07. Studies indicate that Sri Lanka has all the ingredients to become a base for BPO services, particularly in the higher end knowledge outsourcing area. A business plan covering broad areas such as Human Resource Development (on a Macro level), Marketing Strategies, New Product Development, Infrastucture Planning and Technology has been prepared and will be implemented shortly.

Strategic Outlook

As new supply sources emerge and mature, constant cost pressures are to be anticipated at the bottom end of HR intensive IT services. To achieve rapid growth in profitability we will constantly strive to move up the value chain towards higher value adding offerings. In Software, the shift of focus from "commodity" type resource augmentation towards higher margin, end to end solutions and products is already underway and will be sustained. The mix of business will change rapidly from resource selling to solutions marketing. Investments already made in adoption of globally recognised quality and process standards such as CMM, will be upgraded to be on par with the highest in the world within the next 3 years.

A similar scaling up the value chain in the Systems Integration arena will result in an increasing shift in the composition of our business from hardware to services based offerings. Investments will be made to build competence and capacity to transition towards offering high value added managed services and hosted solutions. Investment in a well equipped R&D facility to enable in-house incubation of solutions will be an initial step in this direction.

Scarcity of adequate numbers of skilled resources is an obstacle constraining the scope of all technology intensive businesses based in Sri Lanka. Investment in a series of initiatives aimed at identifying, nurturing and acquiring top class talent in collaboration with leading educational institutions will be implemented during the coming years. Mutually beneficial partnerships are being forged with State and private sector institutions to support the national initiative to bolster the size and quality of Sri Lanka's pool of knowledge workers. Measures aimed at luring non-resident Sri Lankans to join this pool are to be strongly encouraged. To plug continuing gaps that may still exist, arrangements will be put in place through partnering and direct presence, to tap into growing resource pools in emerging countries. Continuing rigidity in laws and regulations governing employment in Sri Lanka tends to be a major dis-incentive to HR intensive industries due to inability to adjust resourcing levels in step with fluctuating demand for services.

The potential for exporting the Service Tracking and Management Systems of the Office Automation business presents a new strategic growth opportunity in the international market which will be systematically explored. Outsourcing arrangements will be expanded to ensure deeper penetration of the Sri Lanka market with readily accessible high quality service levels while containing the administrative burdens and overheads of supporting a rapidly growing Customer base. With the growing trend towards electronic storage and management of documents, plans are in place to explore entry into the emerging business of Total Document Management Solutions.

Snapshot

Strategic Drivers	Opportunities	Challenges
Access to skilled resources	Increased trend towards outsourcing white collar work	Shortage of skilled resources and rigid employment regulations
Effective coverage of overseas markets	Growth of "E-Government"	Advent of "paper-less office"
Upgrading of competencies	Rapid spread of telecommunications and automation of services	Infiltration of substitute products
Enhancement of operational efficiencies	Accelerated re-construction and infrastructure development	Poor "Country brand" in technology businesses

Revenues

The IT Industry Group performed considerably better than the previous year and Revenues increased by 29 per cent to Rs.1.7 billion.

The Software Development business performed well with Revenues increasing by 30 per cent over the previous year. While Resource Augmentation Services (RAS) contributed the bulk of the Revenue, the strategy of shifting focus towards higher value added services and products bore fruit. In addition improved pricing negotiated with key overseas clients propped up margins.

The Systems Integration segment did not perform upto expectations and recorded only a marginal growth of 10 per cent over the previous year primarily due to postponement of large IT infrastructure projects by its key Customers.

On the other hand, it was a record year for the Office Automation segment with Revenue growing by 44 per cent as compared to the previous year. The impressive growth in turnover was primarily propelled by the increased demand in photocopiers and lap top computers by the NGO sector, the securing of large government tenders and the introduction of new products, which outperformed expectations in terms of sales value and volume. The resultant increase in the active base of the photocopiers also fuelled high margin consumables and toner sales which increased the average gross margins generated. The strategic focus on converting corporate Customers towards usage based option which is branded PNPL (Print Now Pay Later) as opposed to outright purchase, yielded positive results.

Return on Capital Employed - ROCE

The Industry Group recorded a turnaround and closed the year with a healthy ROCE of 44.2 per cent against the -2.1 per cent in the previous year. This turnaround is attributable primarily to the good performances of the Software and Office Automation business.

EBIT Margin

The EBIT margin of the Industry Group improved to 6.7 per cent during the year under review as compared to the negative 0.4 per cent of the previous year.

The EBIT of the Software segment was largely driven by the increased value and volumes from the RAS division and the increased margins secured on the airline related systems and products in the solutions segment. Improved productivity and efficiencies resulting from the quality assurance initiatives taken during the year filtered through to boost the bottom lines especially in the solutions segment. Repeat orders for products already created and amortised in previous years had a positive impact on bottom line performance in the year under review.

The Systems Integration segment recorded a dip of 2 percentge points in EBIT as compared to the previous year. This is mainly due to the inability to close a large number of the projects currently in the pipeline by the financial year end, some of which would be recognised in the next financial year. The current focus is to minimise the high fixed costs through a process of organisational restructuring which would enable the company to move into a more sustainable variable structure.

The Office Automation segment also recorded an EBIT margin growth of 3.1 percentage points over the previous year mainly due to the introduction of new product lines at high margins and the traditional product lines of Photocopiers, lap tops and consumables also recording healthy margins. Overhead costs have also been managed well and with increased revenues the performance had a positive flow


IT
Turnover Analysis
Total Operating Cost
EBIT
975,577
1%
99%
1,154,328
4%
96%
1,306,831
4%
96%
1,331,520
0%
100%
1,720,753
7%
93%
2001/02
2002/03
2003/04
2004/05
2005/06


IT
Profit Analysis
Profit Before Tax
Profit After Tax
(5,296)
(11,403)
48,219
43,095
57,109
47,821
(4,816)
(26,866)
115,102
83,439
2001/02
2002/03
2003/04
2004/05
2005/06

Information Technology - Financial Review

Financial Capsule

(Rs.'000s)			
Information Technology	**2005/06**	**2004/05**	**Chg %**
Turnover	1,720,752	1,331,521	29
EBIT	115,989	(4,788)	2,522
PBT	115,103	(4,816)	2490
PAT	83,440	(26,866)	411
Total Assets	654,581	574,227	14
Total Equity	310,094	211,396	47
Total Debt	3,239	499	549
Capital Employed	313,333	211,895	48
Capital Expenditure	15,575	8,882	75
No. of Employees	583	521	12
EBIT per Employee	199	(9)	2,265


EBIT Margin
6.7%
Asset Turnover
2.8x
Assets/
(Debt+Equity)
2.3x
ROCE
FY04/05
44.2%
FY03/04
(2.1)%
Chg
2,194%

through to EBIT. A key highlight of this year's cost management process was the 'in sourcing' of the technical operations to selected technical personnel within the company on an "employment for service" model on a cost per copier basis. This had a positive impact on the cost structure of the company which is expected to increase during the ensuing year. A further conversion of the "fixed cost" to "variable" was implemented by outsourcing the transport services to existing drivers on a fixed rate. The company also recorded an increase in other operating income mainly on account of the sale of motor vehicles due to the outsourcing, exchange gains and interest income on excess funds invested. All these contributed to the increase in EBIT margins.

Asset Turnover ratio

The Asset Turnover ratio of the Industry Group improved from 2.3 in the previous year to 2.8 during the year under review.

Capital Employed

The Capital Employed for the Industry Group increased by 48 per cent as compared to the previous year primarily due to the increase in working capital required for the high growth in the Software and Office Automation businesses.

Profit after Tax

The Industry Group recorded a profit after tax of Rs.83.4 million which is a substantial increase from the previous year's loss of Rs.26.9 million. The healthy top line increase, a conscious shift to high margin products and services coupled with better terms negotiated with key Customers and operational efficiencies led to a transformation of the Software segment's PAT from a loss during the previous year to an impressive profit during the year under review.

The Systems Integration Segment experienced a 51 per cent drop in PAT as compared to the previous year due to the inability to close sufficient projects during the year.

The PAT of the Office Automation Segment more than doubled primarily due to the higher revenue and cost reduction measures adopted during the year.

Information Technology Performance

(Rs.'000s)	**05/06**	**04/05**	**Chg %**
Turnover			
Software Services	400,286	307,679	30
Systems Integration	514,375	465,694	10
Office Automation	806,091	558,148	44
IT Services	-	-	-
EBIT			
Software Services	31,438	(59,461)	153
Systems Integration	13,555	21,473	(37)
Office Automation	72,582	33,200	119
IT Services	(1,586)	-	-



JOHN KEELLS HOLDINGS LIMITED

SUSTAINABILITY REPORT 2005/2006

JOHN KEELLS
SOCIAL RESPONSIBILITY
FOUNDATION

Introduction :

Throughout its 130-year history, the John Keells Group has been dedicated to the proposition that Business growth and Community growth must go hand-in-hand, if such growth is to be sustainable over the long haul. We are vocal public advocates for the cause of businesses contributing to wider societal development; our memberships of the World Economic Forum and UN Global Compact have intensified our commitment to Sustainable Development and greater Social Responsibility in a multi-Stakeholder context.

At John Keells, "Responsibility" is not a mere buzz word - it is firmly ingrained in the DNA of the Company and is of paramount importance in all our business decision making. Through our partnerships with our various Stakeholders, we have sought to promote Sustainable Development, providing the impetus for Communities to empower themselves to attain better lives, livelihoods and lifestyle. We aspire to be the Employer, Provider, Investment and Neighbour of choice and are focussed on transparency and accountability in all our actions. In our engagement with Stakeholders over the years, our commitment has been to "Touching the Lives of People" across the country and in all strata of society.

John Keells Social Responsibility Foundation

We marked a milestone in our efforts to entrench an ethos of Corporate Citizenship within the Group with the establishment of John Keells Social Responsibility Foundation (the "Foundation"). Commencing April 2005, the John Keells Group's Corporate Social Responsibility (CSR) initiatives and activities were channelled through the Foundation - a formal charity established as a company limited by guarantee and licensed by the Registrar of Companies under section 21 of the Companies Act, No. 17 of 1982 as a "charitable company". The Foundation is also registered as a "Voluntary Social Service Organisation" under Voluntary Social Service Organisations (Registration & Supervision) Act, No. 31 of 1980 (as amended).

The objectives of the Foundation are, broadly :

- To improve the quality of life of people
- To promote knowledge, understanding, peace and justice between all people
- To provide financial and other assistance to deserving or disadvantaged persons, communities or bodies, particularly in the areas of education, health and housing
- To undertake projects of social and community concern for the relief of poverty and economic and mental distress
- To promote science, sports and cultural activities for the development of creative potential of people
- To promote commercial enterprise or any profession towards improving economic and social wellbeing of deserving, disadvantaged or needy people
- To promote the understanding of humanity, responsible care of the environment and earth's resources, endangered species and the welfare of all creatures.

The Management Committee of John Keells Social Responsibility Foundation ("Committee") is a cross-functional team which includes senior level representation from all Industry Groups and Centre Functions and is headed by Mr Sumithra Gunesekera, Director JKH. The collective expertise of the Committee enables realisation of the Foundation's objectives in a timely and effective manner. The Foundation further seeks and promotes the active participation of every Employee in CSR initiatives of the Group, thereby engaging additional staff expertise.

The Committee meets monthly and its decisions are communicated periodically to the Board of Directors. With all Industry Groups represented, all CSR-related information and reporting by Industry Groups is channelled through the respective Industry Group representative.

The focus areas of Group CSR activities and the CSR initiatives therein are identified by the Committee in consultation with the Executive Committee of the Foundation, comprising executive directors of JKH. Business units and Employees are also encouraged to propose individual projects for consideration. Individual Group companies are at liberty to identify and implement their own Community Development projects. However, since the Committee is responsible for all Group CSR activities, Group policy requires such projects to be submitted for the prior approval of the Committee and also reported on while in progress and on completion.

CSR Honours

During the year, our Corporate Citizenship was recognised by several bodies as were our efforts at Sustainability Reporting. John Keells was named overall runner up at the Ceylon Chamber of Commerce Best Corporate Citizen Award 2005, while also being adjudged joint winner in the Economic Performance category. We were placed third in the Large Business Sector category at the CIMA Business Club Community Leader Awards 2005, which focused on education initiatives. Our maiden Sustainability Report published with the Annual Report 2004/05 was named best CSR report at the ICASL Annual Report Awards while it was joint winner at the ACCA Award for Sustainability Reporting. A full list of awards, certifications and recognition won in 2005/06 is on page 103.

Disseminating Information

The John Keells Group makes every endeavour to ensure the effective communication of its performance, principles and policies to Stakeholders in a frank and timely manner. Given the size and diversity of the Group, a range of processes and channels that allow continuous communication has been institutionalised in order to manage the flow of information to Employees, Customers, Suppliers, Investors, Media and the Public. Dedicated Corporate Communications and Investor Relations teams manage the dissemination of information pertaining to the Group.

Shareholders receive a report on the Company's performance each quarter while important events and developments are communicated via email and during roadshows. The investor relations section of our corporate website also provides investors with comprehensive information relevant to them.

Our main communication channels for Employees are the Group newsletter and Group Newspage on the Intranet. The quarterly newsletter*JK Puwath* was transformed this year from an English-only to a trilingual publication to reach a greater number of staff members. The circulation was also increased to cover all employees. During the year, we also enhanced the Group Intranet to allow for greater and speedier dissemination of information to Employees Group-wide. Another highlight of the year was a poster campaign throughout our business locations to educate Employees on the Company's involvement, and to inspire their own involvement, in CSR activities.

Our service related industries have in place processes for continuous communication with Customers and Suppliers – with emphasis placed on promptness and effectiveness in anticipating and responding to their needs. Dedicated personnel have been appointed to develop relationships with key Customers and Suppliers to ensure successful communication.

Our engagement with the General Public takes place via our corporate website as well as the Media. The Company website provides timely and accurate information targeted at all Stakeholders. Media releases are issued on the performance of the Group as well as significant achievements and developments, and where possible we have ensured that these releases are issued in English, Sinhala and Tamil. We have also developed corporate audio visual material in Sinhala and English to reach a wider cross section of our Stakeholders.

Impacts and Responses

The John Keells Group has throughout its history evolved itself in line with the needs and concerns of the environment in which it operates, while being mindful of the importance of remaining responsible in doing business. We constantly evaluate our impact on our Stakeholders and use our capabilities to create responses that generate competitive advantages for the Company while also positively influencing our Stakeholders.

As we continue adding value to our Stakeholders, we recognise the importance of institutionalising world class systems and processes that bring about greater efficiency and effectiveness. Many companies within the Group have received ISO certification while we have deployed an enterprise resource planning solution on the SAP platform throughout the Group to bring about greater transparency and faster decision making. Our Corporate Governance practices are discussed at length on pages 20-26 of this report. Here we summarise some of the key impacts arising out of our operations and the Group's response to each.

Impact: Overall efficiency at the Port of Colombo

Response: Acquired a marine tanker to strengthen delivery infrastructure and expand services. This enabled us to improve our efficiency and thereby influence the overall efficiency of the Port of Colombo which is critical to the competitiveness of the country.

Impact: Possible leakage of fuel and hazardous substances leading to pollution of the seas

Response: We continue with preventive maintenance of tanks and equipment, training personnel to counter spillage, waste treatment. Compliance with MARPOL regulations has increased reliability and safety of operations.

Impact: Promoting the image of Sri Lanka as a tourism destination

Response: Introducing two new brands of hotels and resorts that offer enhanced services and experiences to attract different tourist segments, indirectly promoting Sri Lankan tourism overall.

Impact : Potentially impeding local cultures and lifestyles by operating leisure services

Response: Designing experience-based excursions that showcase the culture of Sri Lanka, enabling tourists to appreciate the values and lifestyle of local communities in non intrusive ways.

Impact: Health and nutrition of Consumers

Response: Stringent process controls that ensure consistency of quality standards, continuous research and development to anticipate and respond to consumer needs, and speedy response to quality concerns.

Impact: Competitive prices and markets for local small-scale entrepreneurs

Response: Outgrower programmes guarantee minimum prices to local entrepreneurs and farmers for homegrown products such as ginger, vanilla, treacle and cashewnuts during manufacturing, thereby protecting and developing local small scale entrepreneurs.

Impact: Development of Sri Lanka as a BPO Destination

Response: Entering into BPO operations with plans to offer a full range of BPO services, marketing Sri Lanka internationally as a credible BPO service provider thereby creating increased employment opportunities.

Impact: Development of the apartment culture in Sri Lanka

Response: Addressing limited availability of residential land in Colombo city by building up-market superior quality apartments.

Impact: Enhanced savings and funding options to consumers

Response: Merger of Nations Trust Bank and Mercantile Leasing to harness synergies and thereby offer better financial products at competitive prices.

Impact: Repatriation of foreign exchange earnings to Sri Lanka

Response: Aggressive drive towards internationalisation will gradually increase foreign exchange earnings repatriated to the country.

More than just a workplace

John Keells is defined by the spirit of its people - a passionate group of individuals whose varied talents and capabilities form the rich tapestry of the Company. The Group, as a leading employer, has attracted a premier quality team made up of dynamic, motivated and responsible individuals. Our Employees know that they make a meaningful contribution to the Sustainable Development of our businesses. An environment has been created today for Employees to unleash their full potential, through the challenges the Group offers and the institutionalisation of world-class human resource processes and systems.

The Company is committed to harnessing their talent and skills while empowering them and motivating them to develop themselves. In this continuing endeavour, focus has been on engaging them in discussion within a democratic participatory process to bring about quality improvements in their working lives.

In 2003, we conducted the first Great Places to Work (GPTW) survey across the Group to assess Employee perceptions of our organisation. The GPTW model measures strengths and development areas of an organisation based on five dimensions: Credibility, Respect, Fairness, Pride and Camaraderie. Employees across the various companies and levels of the Group participated in the survey which was independently administered. From the analysis of the survey results emerged our organisational strengths and areas for development. The data elicited from this survey was used to further our quest to achieve our HR vision 'John Keells - more than just a workplace'. We focussed on our development areas and invited Employee participation in setting out action plans to improve them.

The GPTW survey was conducted once again in 2005 to assess the progress made and we were encouraged to see a marked improvement in all five dimensions of the GPTW model. Seven hundred and thirty Employees, from a cross section of the organisation, were invited to participate in the survey, of which 63 per cent responded, which was an improvement on the response rate of 58 per cent in the 2003 survey.

The 2005 survey results identified employee faith in the management team and pride in their work as two significant organisational strengths, implying



Improving communication and Employee involvement

Bright Ideas Portal for Employee suggestions

Team JKH

Industry Group	AVP[a] & Above	Managers	Asst Mngrs	Executives	Non-Execs	Others	Total
TRANSPORTATION	13	40	34	180	335	85	687
LEISURE	18	53	63	686	2,209	833	3,862
PROPERTY	3	19	4	32	64	40	162
FOOD & BEVERAGE	15	48	51	227	2,252	427	3,020
FINANCIAL SERVICES	2	3	5	14	0	0	24
INFORMATION TECHNOLOGY	10	48	37	323	144	21	583
CENTRE & OTHER	33	49	32	120	197	1,046	1,477
TOTAL GROUP[b]	**94**	**260**	**226**	**1,582**	**5,201**	**2,452**	**9,815**

a. Assistant Vice Presidents
b. Excludes Associate company staff

that Employees recognise the capability and competence of the management and perceive the leadership team as being ethical and acting with integrity. According to the survey results, Employees feel proud to belong to the John Keells family, and feel that they command social respect as a result. Further, a majority of Employees perceive an improvement in all dimensions of the GPTW model during the past two years. Although we are heartened by the significant improvement in the survey results, we feel there is still scope for improvement.

The Group strengths identified in the GPTW 2005 survey were :

- Corporate Image
- Hospitality
- Competence
- Team Accomplishments
- Justice

Employees perceived improvements in the following sub-dimensions:

Sub-dimensions:	% improvement since GPTW survey 2003:
1. Collaboration	25%
2. Caring	20%
3. Impartiality	20%
4. Communication	11%
5. Intimacy	10%

one of the GPTW dimensions and developed an action plan to improve the development areas.

The methodology adopted was focus group discussions where Employees across functions, levels, companies and sectors were invited to an open discussion with the teams on specific dimensions of the survey. These meetings were facilitated by one of the team members, and open dialogue was encouraged. Through the meetings, more organisational strengths and weaknesses came to the fore, examples were shared, problems were discussed and solutions were sought.

It was encouraging to note that the open discussion fostered a sense of team-work and of belonging to one organisational family. It was also observed that participants of the focus groups were often able to resolve problems in their workplace through suggestions made by colleagues in other departments or sectors. Based on the data received through the focus group discussions, the teams were able to compile action plans for improvement (see overleaf), some of which have already been implemented.

In addition to the above, we have also mooted awards akin to the Chairman's Award, which is granted to director and manager levels of


Employee
Service Analysis
15.4%
0.5%
2.0%
6.5%
9.6%
16.7%
21.0%
28.3%
Years
31 - 45
26 - 30
21 - 25
16 - 20
11 - 15
6 - 10
1 - 5
Less than 1
Employee
Age Analysis
16.2%
18.9%
32.1%
32.8%
Years
50 +
36 - 50
26 - 35
Less than 25

The 2005 survey was followed by a series of initiatives to address improvement areas in sub-dimensions of communication, equity/ impartiality, credibility and community. The first step was to develop a structured process to fully understand employee concerns and aspirations.

Thus, based on the improvement areas identified and the process identified, five cross-functional teams were formed with the mandate to invite Employee participation in order to better understand Employee concerns and suggest appropriate action for improvement and build consensus. Each team was headed by a member of the Group Operating Committee and comprised members at Director, Manager, Assistant Manager and Executive levels in the organisation. Each team focused on

the Group, to other levels of Employees. The Compensation and Benefits cycle of the Group was changed from the current 1 April to 31 March to 1 July to 30 June to enable supervisors to commit the desired time and attention to the Performance Management process, when the Group is increasingly focusing on performance and rewarding people for what the businesses want to achieve. Further refinements were made to the Performance Management process for Assistant Manager and Executive levels to ensure transparency at every step. A structured means to induct Employees not only at Group level, but at the Industry Group and Business Unit Levels was mooted and we continue to build on our strengths to build the desired workplace.

Action plans for improvement :

Action	Target area of improvement
1. Monthly staff meetings at business or functional unit level	Improve communication with respect to, amongst others, business related issues, group initiatives, Employee involvement and delegation at the workplace by encouraging suggestions for improving the workplace/the way business is conducted
2. 'Bright Ideas' suggestion scheme accessible to all Employees via the Web	Enhance Employee participation. "Bright Ideas" has since yielded anticipated excitement and participation as seen in the ideas posted on the Bright Ideas portal
3. Common grievance handling mechanism for all levels of Employees	Improve fairness, transparency and speedy resolution of issues. Currently operational across the Group and has created much good will
4. Skip level meetings with boss's boss	Enhance communication, fairness and transparency. This process came in to effect from 1st April 2006 and was initially rolled out upto the Assistant Manager level
5. 'Chairman Direct' communication channel where Employees can address issues related to organisational values	Enhance transparency and communication. This is now operational
6. Refurbishment of physical facilities – cafeterias, toilets, lighting and ventilation, etc	Improvement of Hygiene factors which is a continuing endeavour
7. At least 2 Group wide events annually, to involve Employees and their families. These events will be social and/or sporting events and will include special features for children	Improve Employee involvement and encourage family involvement. Currently the Group hosts the annual year end get-together for all its Employees and families and also others sports events
8. HR open day to assist Employees in their understanding of HR systems and processes, give them an opportunity to clarify, seek guidance and assistance in relating to these processes	Improve communication, fairness and transparency; It is also an opportunity for Employees to provide feedback on the HR systems and processes, which is valuable to constantly improve them and align them with Employee aspirations. Every Industry Group has scheduled HR Opendays once every quarter and these have been successful, deriving the benefits envisaged


JOHN KEELLS CAROLS 2005
Carols at Group year-end get-together

Refurbished cafeteria at Glennie Street premises

Economic Performance

Forbes Magazine ranks John Keells among 200 Best under a Billion

The Influential Forbes magazine ranked John Keells Holdings among the "200 Best under a Billion" in the Asia Pacific - a list of the region's best listed companies below USD 1 billion in revenue. The basis for choosing the Forbes "Best under a Billion" was to pick those small and medium size enterprises that reward not only their founders and other insiders but also public Shareholders.

Forbes Asia said "the Best Under a Billion list highlights the most successful smaller public companies in Asia and the Pacific. Their heady growth-and profitability figures validate the managerial and entrepreneurial savvy of their top executives."

The ranking was made based on a valuation of both growth and consistency; companies had to show positive earnings growth during the past five years. Also taken into consideration was a pretax margin of at least 5 per cent in the latest fiscal year, because tax laws can vary from country to country making bottom line comparisons unfair.

Customers & Suppliers

Customers

Our businesses are driven by a philosophy of Total Customer Satisfaction through constant innovation, continuous improvement and an uncompromising pursuit of the highest quality standards. We know that Sustainable Partnerships can only be created by consistently delivering value to our Customers. In this regard, each of our companies has in place mechanisms to listen to their Customers and respond to their expectations. Highlighted below are a few of the significant initiatives taken by Group companies to deliver value to Customers.

Our city hotels, Cinnamon Grand and Trans Asia achieved multiple international standards certifications during the year, propelling the quality and service at the hotels to a new dimension. The certifications were ISO 14001 which defines the requirement for establishing, implementing and operating an Environmental Management System; OSHAS 18001 (Occupational Health and Safety Assessment Series) which governs processes that minimise risk to Employees and ensure effective management of their health and safety; HACCP (Hazard Analysis and Critical Control Point) the systematic approach for identification, evaluation, and control of food safety hazards and ISO 22000 which specifies requirements for food safety management through effective control systems in the food supply chain.

Strategic Group Information Technology (SGIT), the division responsible for Information Technology Strategy, Infrastructure, Service, and Governance across the John Keells Group, received ISO 9001:2000 certification in November 2005.In achieving and maintaining this certification, John Keells Group will benefit from an IT function that will :

- be benchmarked against best practices
- use appropriate technology and infrastructure
- be Customer focused
- enhance staff competencies and awareness
- be committed to continuous improvement
- build mutually beneficial partnerships with Suppliers

Business Partners

The John Keells Group works with thousands of Business Partners both here and abroad. Our relationships with the vast majority of these have endured for a number of years. Our transactions with our Partners are transparent, responsible and mutually beneficial; we have maintained open channels of communication which have enabled us to build relationships based on trust, respect and understanding. As such, Supplier concerns are minimal and are communicated simply and addressed immediately. We strive to promote our Sustainable Practices among our Business Partners while we have also, in many instances, benefited greatly from the best practices they follow.


FRESH PRODUCE
Cinnamon Grand achieved multiple international certifications

JMSL has built sustainable partnerships with vegetable Suppliers

During the year, Ceylon Cold Stores (CCS) rolled out a Customer Delight Flagship (CDF), an extension of its Customer Complaints Reduction Programme. The rollout included educating 2897 CCS personnel and distributors on the aspects of the enhanced programme. The CDF involves creating a direct line of communication between Customers and Ceylon Cold Stores by making contact information clearly available via packaging, and making Customers' communication with CCS via distributors more efficient. Under the CDF, contact requirements are deployed through daily reports and stringent monitoring of the Customer response chain. On receipt of a complaint, a sales representative visits the Customer to collect the product in question as well as to replace it. Thereafter the product is sent to quality control while the complaint is tabled for discussion at several audiences within the Company with a view to taking corrective action, where necessary.

During the year, JayKay Marketing Services established a vegetable and fruit collection centre in Thambuttegama in the Anuradhapura District to enable farmers of the area to sell directly to consumers through Keells Super. In addition to purchasing the farmers' produce, the Company also engaged in transferring knowledge on local and foreign market quality requirements, technical expertise on process improvements, transportation techniques, packaging and small business management. The Company collaborated with the Mahaweli Research Office to identify a suitable farming community, location, type of harvests and seasons for this pilot project. It is estimated that the project benefited approximately ninety individuals including fifteen medium scale farmers and their families directly and fifteen smaller scale farmers and their families indirectly through subcontracted processes.

The project enables us to provide farmers with an opportunity to educate consumers. The collection centre is a convenient mechanism which facilitates our purchasing the farmers' produce at competitive prices. Based on the learnings from this project, we plan to establish the collection centre at a location where a far higher number of farming communities would benefit both directly and indirectly.

Our Hotels have had longstanding partnerships with many of their Business Partners - some of whom have been supplying goods and services for over two decades. The Business Partners of The Citadel, Kandy in particular, have benefited from the Company's promotion of sustainable practices such as

- a vegetable purchasing scheme through Protected Agricultural Entrepreneurs Association (PAEA) - a group of farmers. By extending support to the PAEA, the Citadel has been able to find a steady source for vegetables used at the hotel, while guaranteeing the PAEA minimum prices;
- the Hotel conducts Joint Supplier meetings where awareness and direction is provided to Suppliers on required standards of hygiene, packaging and presentation of their produce. Suppliers are also regularly provided feedback, including price, Supplier and product comparisons;
- the Hotel has chosen to source herbs through a Supplier who donates 50 per cent of his profits to a Children's Home in the area.

Environment

The Group is dedicated to sustaining the Environment and its bio-diversity for future generations; we constantly assess our relationship with the Environment and the impact our actions have on its well being, conservation and preservation. We are committed to eco-friendly practices and this commitment has been well integrated into our business philosophy; the Environmental impact of our actions is continuously considered and debated, with Group companies seeking ways to work with the Environment, rather than against it or simply co-existing with it.

We have embedded the principles of Environmental sustainability into our business strategy and have put in place policies and processes that help minimise our impact on the Environment. As a group that operates some of the country's leading manufacturing concerns, we are also intent on going beyond mere compliance to proactively pursue ways of preserving the Environment through our actions.

John Keells has in place a Group Energy Initiative whereby we reduce our consumption of energy by addressing how we may utilise energy with better efficiency. The Group's wastepaper management policy ensures that



CCS officials visit a Vanilla field

The waste water treatment plant at CCS

Year 2004 proved disastrous for the global vanilla farming industry. Unexpected rains destroyed crops, creating a short fall that drove world vanilla prices up drastically. Faced with buying vanilla at abnormally high prices, Ceylon Cold Stores - a major vanilla and vanilla derivative consumer sought cost effective ways in which vanilla could be sourced. The CCS Essences Team researched and developed a unique method of extracting locally grown vanilla pods, and then blending and standardising the essence to the same quality as the imported vanilla. We have chosen the Kandy Vanilla Farmers' Association to provide us with vanilla pods of the desired quality. The farmers are guaranteed a buyer at minimum prices for their produce and are assured of a continued mutually beneficial partnership.

wastepaper is handed over to the Ceylon Paper Corporation for recycling.

We strictly monitor the emissions, discharges and pollutants released to the Environment during our production processes; we have ensured that these emissions are well within the limits specified by the Central Environmental Authority and neutralise all possible harmful substances before they are released. The newly commissioned waste water treatment plant at the Kaduwela premises of Ceylon Cold Stores has enabled us to make further enhancements in our effluent controls.

Our Hotels have, over the years, put in place a plethora of measures to protect and safeguard the Environment and have been lauded for their efforts. The Lodge, Habarana has obtained ISO 14001 certification for its Environment Management Systems and has met Green Globe 21 Standards;

it has been the recipient of the President's Award for best Environmental Practises and the Kuoni Green Planet Award while being declared a Bird Friendly Resort.

All our Hotels employ energy saving measures such as key tag switches in all rooms, CFL light bulbs wherever possible, heat pumps for production of hot water, and solar panels. The Lodge, Habarana, Chaaya Village, Habarana and Bentota Beach Hotel efficiently manage kitchen solid waste by recycling at integrated farms while The Lodge operates a sewer treatment plant to conserve raw water for irrigation purposes. Our Hotels also use biodegradable chemicals for washing and cleaning while effluents are treated either within the premises or at treatment plants elsewhere before being released. The Hotels also actively promote the protection of the Environment among guests and the Community through initiatives such as shramadana and poster campaigns. At Chaaya Village, Habarana - the resident Naturalist promotes eco-tourism by educating guests on the Environment and bio diversity of the area.

During the year, The Cinnamon Grand, Colombo became the first hotel in Sri Lanka to be simultaneously awarded ISO 14001, ISO 22000 and OSHAS 18001 certifications. In parallel, the Hotel launched a series of awareness programmes and initiatives to reduce any negative impact their operations may have on the Environment.

Staff and Suppliers of Cinnamon Grand have been educated on compliance with ISO 14001 standards through poster campaigns and awareness sessions while tent cards in rooms encourage guests to save utilities. An energy saving committee has been formed to address areas where energy utilisation can be minimised. Solid waste is recycled and reused where possible while a scrubber plant has been introduced to reduce emissions. A Waste Water Treatment Plant will also be implemented by December 2007.

JayKay Marketing Services has replaced open island type freezers at Keells Super Supermarkets with closed types which saved upto 60 per cent more energy, while lighting at Keells Restaurants and Keells Super outlets has been changed to energy saving lamps. Keells Food Products Ltd has upgraded its incinerator facilities and implemented a burning program while not a single sludge load has been released from its factory. Discharge water samples from the KFPL plant have indicated that all critical parameters are below 50 per cent of allowed limits.

Lanka Marine Services became the first bunker Supplier in the South Asian Region to comply with MARPOL (Marine Pollution) Regulations. The MARPOL Convention is the main international convention designed to prevent and minimise pollution of the seas, both accidental pollution and that from routine operations including dumping, oil and exhaust pollution. MARPOL compliance encompasses very high standards in delivery procedures.


MILO

Closed-type freezers at Keells Super help save energy

Our Habarana hotels welcome these special guests

A Better Tomorrow (ISO 14001 Policy)

Cinnamon Grand Colombo is totally committed to

- Protecting the Environment
- The health and safety of all its Customers, associates and local Community

This Commitment is practiced throughout the Hotel in keeping with the requirements of all applicable regulations and legislations.

At Cinnamon Grand Colombo "we care for others" and are continuously seeking ways to better the Environment by minimising pollution and waste.

Keells Tours meanwhile, regularly checks and monitors vehicle emission levels and maintains healthy levels of emissions through regular maintenance.

John Keells Office Automation continued with its "Toshiba Go Green" Environment caring project, under which over 2000 toner cartridges were bought back and sent to the Company's Principals in Singapore for recycling. This project is ongoing.

Community

During the fiscal year 2005/06, John Keells Social Responsibility Foundation focussed on projects in three key impact areas - Education, Health and Community Development. We have actively promoted the participation of as many staff members as possible in the Foundation's CSR activities, in addition to their involvement in CSR initiatives which are carried out at Industry Group and Company level.

EDUCATION

Supporting Education initiatives creates the right conditions for Sustainable Development. We believe our contribution towards the education of Sri Lankan children has a direct bearing on the future prospects of this country. Our commitment is to support as many children as possible to reach better education standards and thereby attain a better quality of life.

English Language Scholarship Program

Our English Language Scholarship Program has, since its launch in September 2004, touched the lives of over 400 students. The programme aims to enhance English language skills among promising school children from disadvantaged backgrounds as well as children of non-executive Employees.

A highlight of the programme during the year was the English Day organised by the Foundation in October 2005, which enabled the scholars to showcase their talents. Held at the Bishop's College Auditorium, the event saw more than 150 students from various parts of the country display their varied talents through speech, poetry, drama, and singing, which were of high standard and displayed the potential of these young scholars.

In the new financial year we plan to roll out a program customised for school leavers seeking employment. We intend to target areas close to the business units of the John Keells Group located in different parts of the Island, so that we can consider these youth for absorption into jobs wherever possible, with a view to maintaining the sustainability of our initiatives.

Neighbourhood Schools Project

The schools that cater to the children of the areas surrounding our Head Offices at Glennie Street are in poor condition, not meeting even primary needs such as water and sanitation. John Keells has since 2004 "adopted" three neighbourhood schools as part of a program to uplift the educational standards of these institutions on an ongoing basis. The Schools, Al Ameen Muslim Vidyalaya, Holy Rosary Sinhala Vidyalaya and Holy Rosary Tamil Vidyalaya have been provided upgraded facilities at a cost of approximately



John Keells Scholarship holders perform at their English Day

Students in the Habarana English Foundation Programme

Since 2004 we have sponsored 434 children for English language courses at Gateway Centres across the Island. As at March 2006, 230 of them were following the two-year EdExcel Diploma Program at Language Centres in Colombo, Nawala, Wattala, Galle, Gampaha, Kandy, Matara, Bandarawela, Panadura and Wellawaya. In 2005, we also introduced six-month foundation programs in Habarana and Batticaloa where 204 pre-Ordinary Level children were given an opportunity of developing and enhancing their English language skills. Whilst the program in Habarana has been successfully concluded, the program in Batticaloa is ongoing and will conclude in 2006.

Rs.1.84 million. Meanwhile Trans Asia Hotel has concluded its own neighbourhood schools development project involving Sri Sariputta Maha Vidyalaya, Al Iqbal Maha Vidyalaya and T.B. Jayah Maha Vidyalaya, all in Colombo 2, at a cost of approximately Rs.1.86 million. The staff of the John Keells Group were encouraged to directly participate in developing these schools during a drive within the John Keells Group called "Gift of Knowledge" aimed at collecting books for the schools' libraries. The project resulted in the collection of 1500 books, periodicals and maps suitable for the use of children, in Sinhala, Tamil and English, which were distributed among the six schools.

Vocational Training

We are also committed to creating avenues of employment for unemployed graduates in our highly diversified businesses. Through our participation in the Sarasavi Saviya Programme for Training & Development, we aimed at making a positive contribution towards reducing unemployment among graduates, while assisting such youth to further themselves in a career of their choice. Moreover, various companies within the John Keells Group also have ongoing Internship schemes which facilitate professional and industry-related exposure and skills development.

HEALTH

HIV-AIDS Awareness Initiative

Having identified the potential impact that HIV/AIDS can have on Sri Lanka, the Foundation has launched a three-year HIV/AIDS Awareness Campaign. The Campaign's goal is to create awareness of HIV and AIDS, how the virus spreads and how it could be prevented. The first year of the initiative (2005/06) was dedicated to building awareness among the staff of all the companies of the Group. To date about 2600 Employees of the Group have benefited from the Staff Awareness Campaign.

Vision 1000

The John Keells Vision 1000 program is a 2-year cataract-operation project launched in 2004/05 with the aim of restoring the eyesight of 1000 deserving cataract patients scattered across all 9 provinces. Cataract is a primary cause of blindness in Sri Lanka but 95 per cent of patients can be cured through surgery. By sponsoring the operations, Vision 1000 enables patients to once again become productive citizens.

The program is being executed via Base Hospitals in each province. Eye camps were held during the year in Avissawella, Kantale, Hambantota, Dambulla, Habarana, Horana, Karawita, Mahiyanganaya, Matale, Maraka, Sigiriya and Wasgamuwa. Six hundred and forty one cataract operations were completed in the year ending 31 March 2006, taking the aggregate operations concluded over the 2-year period to 1088. In addition, 50 cataract lenses were donated to the Batticaloa Base Hospital whilst 40 spectacles were donated to needy children who were screened at our eye camps. In a parallel project, we also donated magnifiers and reading aids to patients at the Low Vision Clinic of the Colombo Eye Hospital.

Vision 1000 is aligned with the World Health Organisation's "Vision 2020" Project.


AIDS Awareness Programme
HIV/AIDS
Knows No Barriers
John Keells Social Responsibility Foundation

Awareness material used in our HIV/AIDS Initiative

Vision 1000 Eye Camp in progress

The second and third years will see the Campaign reach out to Stakeholders outside the Group: firstly by focusing on various high-risk environs of the Group's business locations and then moving on to the national stage.

The project is carried out with assistance from the National STD/AIDS Control Programme of the Ministry of Health, the Ceylon Chamber of Commerce, International Labour Organisation and UNAIDS. Together with our partners, we were involved in many activities to mark World AIDS Day, including a public awareness campaign in association with Wijeya Newspapers and MBC Network.

RURAL DEVELOPMENT

Halmillawe Village Adoption Project

The 556 people of Halmillawe are among the poorest in the Anuradhapura District; their main livelihood of agriculture faces a myriad challenges, they have no access to electricity, the bus service from the village is infrequent and unreliable, the 56 students of the village school are taught by their principal and three teachers - some of whom are unpaid volunteers.

The John Keells Group, which operates two hotels located 20 km away in Habarana, has partnered with the villagers to facilitate the development of Halmillawe. The residents of Halmillewa initially received our efforts with some scepticism given successive unmet promises from various sources. Nevertheless, having witnessed the involvement of our team over the past year, a gradual change in attitude and a greater interest to be involved in Community development have been displayed. We strive to ensure the participation of the Community in its development. There is an ongoing dialogue with villagers and their representatives to establish their most pressing needs and concerns through regular visits to the village by representatives of the Foundation as well as our hotels in Habarana. Halmillawe villagers have now set up a committee to recommend an action plan for the upliftment of the village, which once drawn up will be discussed by the Foundation and implemented.

The objective of our involvement with the village is to improve overall quality of life and promote Sustainable Development through :

- Access to basic infrastructure
- Improved agricultural products and marketing system
- Diversification of livelihood, and
- Strengthening of youth development

The most significant achievement during the year was the fulfilment of a primary village need for the past fifty years - year round access to water for cultivation. Under an irrigation project costing Rs.2.5 million, a dam was built across the rain water run-off in the catchment area of the village, while a canal was built from the catchment area to the main tank to divert a larger quantity of water to the tank. Repairs were made to existing sluice gates of the tank. The expected benefit from these measures is a year round water supply from the tank, enabling the cultivation of two crops per year as opposed to the current one crop before the tank goes dry. It is also expected to result in an increase in livestock.

We also upgraded school facilities by introducing desks and chairs, repairing the school building and creating a more conducive learning environment. We are also trying to identify self-reliant income sources for the school using land owned by the institution. Additionally, a monthly allowance is being sponsored by John Keells for one of the volunteer teachers.

The upgrading of the school facilities was done by the villagers and when sourcing manual workers for the construction of the dam, priority was given to the villagers. Wages paid were at current market rates.



Construction of a Dam underway in Halmillawe

The newly constructed dam in Halmillawe

Our plans for Halmillawe in 2006/07 include the provision of electricity for the village and providing livestock as a means of a sustainable alternative lifestyle to cultivation. Also in the pipeline are training and development programmes whereby the villagers, especially the youth, may acquire skills that enable them to earn higher incomes.

Sri Lanka's rural areas have many a Halmillewa and people whose economic existence has been severely marginalised. Such people and their quality of life have to be upgraded if Sri Lanka is to reach true economic prosperity in the longer term. Most importantly it will help bridge social gaps and create a more unified Sri Lanka for the future.

ENVIRONMENT

Eco Park

We have identified the need to establish a comprehensive Eco Educational Centre at a major wild life park where visitors are taken through an induction program to introduce them to the types of species found within, the dangers they face and importantly, the code of conduct within a wildlife preserve. Such a centre would promote eco-friendly practices and an Environment-friendly mindset as visitors will be educated about flora and fauna, and natural habitats. This, in turn, will help us instill in the minds of people the value of animals and forests, and thereby trigger better protection of wildlife and the Environment. No such facility exists at present and we are exploring how best we may get involved in developing such a facility adjacent to a major National Park. Over the past year we have explored many prospective sites for the project and are at present in discussion with authorities on a proposed site which attracts over 10,000 visitors annually.

Maintenance of the Slave Island Railway Station

John Keells Limited which refurbished the colonial style fully functional Slave Island Railway Station under an agreement with Sri Lanka Railways, continues to carry out all routine repairs and maintenance of the building and service areas, with costs incurred in 2005/06 amounting to Rs.1.2 million.



Yala National Park

Kala Pola 2005

Beautification of Masjidul Jamiya Road, Colombo 02

This project was initiated towards creating and maintaining a better environment in the immediate vicinity of the John Keells Holdings Head Office by improving and landscaping one of the access roads - namely, Masjidul Jamiya Road. Work involving the construction of a retention wall alongside the railway line, landscaping and tree planting was carried out during 2005/06 at a cost of Rs0.08 million.

Supporting the staff of Yala National Park

The Yala National Park sees thousands of visitors each year, however its staff who are vital for the preservation of the fauna and flora of this unique national treasure face difficulties in meeting basic needs such as cooking utensils, beds and mattresses. It is these rangers that undertake anti poaching raids risking their lives, and these trackers who accompany and educate thousands of visitors to the park. During the year, the Leisure Inbound Sector of John Keells Group carried out a project to provide these basic necessities to the staff. The gesture, though small, showed the staff that their efforts were appreciated and recognised.

ARTS & CULTURE

Kala Pola - Supporting the Arts

In our efforts to nurture and support the Arts, the John Keells Group has extended an unbroken patronage of thirteen years to Kala Pola, Colombo's annual open air art fair. Kala Pola, an initiative of the George Keyt Foundation, provides a platform on which budding artists and sculptors can display their creativity to an art loving public and launch their careers, a facility they may otherwise not be able to afford. In 2005, we made Kala Pola an opportunity to showcase the Slave Island Railway Station which was refurbished and is maintained by John Keells Limited, under an agreement with Sri Lanka Railways. Kala Pola 2005 saw the participation of 314 artists and sculptors who earned Rs.3.15 million from the 1400 works of art sold on the day.

OTHER

Employers' Network on Disability

John Keells Social Responsibility Foundation is a Governing Council Member of the Employers' Federation of Ceylon (EFC) Network on Disability established in June 2005. The collective goal of its membership is to enhance employment opportunities within the private sector for people with disabilities. Companies within the Group have also participated in the Job Fairs organised by the EFC and successfully engaged persons with disabilities.

NATIONAL DISASTER RESPONSE

Following the devastating effects of the tsunami which engulfed Sri Lanka's coastline on 26 December 2004, the John Keells Group has been at the forefront of tsunami relief work in Sri Lanka. The John Keells' Tide Relief Initiative (TRI), set up in the immediate aftermath of the tragedy, mobilised to collect and distribute urgent relief items that were identified as immediate needs (such as, food, water, clothing, medical and other essential supplies) for the thousands of people who were injured or left homeless and destitute. The TRI thereafter strategised, planned and implemented medium to long term relief (such as school requirements and livelihood sustaining equipment, support of temporary shelters, field hospitals and clinics and the construction of houses, schools and pre-schools damaged or destroyed by the tsunami).

In our Sustainability Report 2004/05, we reported some of the short to medium term projects undertaken by TRI in the areas of education, health, employment related projects, logistical support to the Government of Sri Lanka in the relief clearance operations as well as ad hoc projects helping individuals and groups in a variety of ways. Our international partners such as DHL, IFC, Jet Airways, Organisation of Sports Development and Performance of France, P&O Nedlloyd and Schenker generously supported TRI by donating funds and/or relief items.

TRI continued its Tsunami relief initiatives during 2005/06 which were primarily medium to long term initiatives in the areas of housing, education, fisheries and employment related projects.

Whilst the TRI Fund was brought to a closure on 28th February 2006, long term tsunami relief projects will continue to be undertaken and/or administered by John Keells Social Responsibility Foundation, the CSR arm of the John Keells Group.

A summary of our tsunami relief projects is given on page 102.

Housing

With the tsunami disaster leaving thousands of families homeless and displaced, and forced to seek temporary shelter, the immediate need in the process of rebuilding these shattered lives is the provision of permanent homes. It is the intention of the John Keells Group to provide permanent housing to families by constructing houses in the affected areas in the North-East, East, South-West, and the South of the island.

JKH has partnered Tsunami Relief Inc., a US 501(c)(3) charity established by Mr Raj Rajaratnam to aid the victims of the tsunami disaster in Sri Lanka to re-build housing and shelter. The houses are funded by the Galleon Tsunami Relief Fund established for the purpose and administered by John Keells Social Responsibility Foundation.

The first batch of 100 houses funded under this program in Rathgama, Galle has been completed at an aggregate cost of Rs.59.8 million and handed over to tsunami-affected families. Work is also underway on an additional set of 50 houses at Rassandeniya, Matara at a cost of Rs.30 million and a further 50 houses in Siribopura, Hambantota at a cost of Rs.35.7 million.

Meanwhile, TRI also came to the assistance of two families in Tangalle who lost their houses during the tsunami. Two houses were constructed and handed over to the beneficiaries at a cost of Rs.1,390,500/- (which included monetary assistance to one of the families to purchase alternate land).

TRI also donated a sum of Rs.335,000/- for the construction of a house for a family displaced by the tsunami in the southern coastal town of Balapitiya in the Galle District under the aegis of Sri Lanka Federation of University Women.



Houses built by Galleon Tsunami Relief Fund



Students at Holy Rosary Sinhala School

Education

TRI collaborated with World Concern Development Organisation in a project benefiting 31 children in the Kuchchuveli Division of Trincomalee District who had lost one or both of their parents during the tsunami. Under this project a Savings Account was opened at People's Bank in the name of each of the children with an initial deposit of Rs.5,000/-. TRI bore 50 per cent of the project cost of Rs.155,000/-.

The Group also donated school books and other requirements to the Isha-Athul Islam Home for the Orphans of Dharga Town. The donated items included exercise, CR and drawing books, pens, pencils, colour boxes, instrument boxes and other miscellaneous items of stationery costing over Rs.40,000/-. The Isha-Athul Islam Home for the Orphans is an approved charity and registered under the Department of Probation and Child Care. It presently houses 107 orphans (boys) of whom 56 are tsunami victims.

Fisheries

(a) Supply of Fishing Nets to affected fishermen in the Eastern Province

12 fishing boats and nets were damaged or destroyed by the tsunami in Savukkadi, Batticaloa District. Although the 12 partially-damaged boats were repaired and ready for operation, the fishermen were unable to engage in their livelihood as all 12 units of nets had been totally destroyed, leaving 1800 fishermen (comprising 360 families) without any means of income.

TRI supported the Eastern Human and Economic Development (EHED) in providing Beach Seine (Karavallai) nets to affected fishermen at an aggregate cost of Rs.1,820,265/-



Donation of Fishing Nets to fisherfolk in Kilinochchi

Studiosus Reisen Pre-School in Hambantota

(b) Supply of Fishing Equipment to affected fishermen in the Northern Province

Hundreds of fishing boats and nets were damaged or destroyed by the tsunami in the Kilinochchi District. As a result, many fishermen have been deprived of their livelihood. TRI donated fishing nets to 140 fishermen of Vadamarachchi East Fishermen's Co-operative Societies Union Limited. The nets included 300 full sets of Disco Nets and 100 full sets of Soodai Nets at an aggregate cost of Rs.1,617,200/-

Our Partners' Response in 2005/06

HotelPlan Italia S.p.A

HotelPlan, one of our Business Partners, funded the construction of two schools in the Hambantota District. The recipient of the funding was the Janasuwaya Pre School Development Foundation. Under this project, a Hub Pre-School in Nimbaramaya, Hambantota at a cost of USD 25,000 and a Hamlet/Satellite School in Kirindagodana, Kirinda costing USD 10,000 were constructed. Additional funds were donated from the TRI Fund for the construction of playgrounds and payment of teacher salaries in these schools.

Kuoni and Emirates

Kuoni was the main contributor in the donation of Endoscopic Equipment for the Mahamodera Field Hospital, damaged by the tsunami. Emirates and John Keells Computer Services co-funded this project. Endoscopic surgery (also referred to as 'key hole' surgery) is becoming increasingly popular all over the world including Sri Lanka. The main advantage of this surgery is that patients recover faster and are able to go home earlier (within 24 hours in most instances). The equipment cost over Rs.1.7 million.

JOHN KEELLS GROUP - TSUNAMI RELIEF PROJECTS

	Rs.	
Total value of Tsunami-related activities coordinated by the John Keells Group as at 31st March 2006	**239,488,919.90**	
TRI Fund as at 31st March 2006		
Contribution by John Keells Group & Employees to affected Employees & others	13,438,511.19	
Contribution by other donors	20,533,214.71	
Total funds received		33,971,725.90
Total funds disbursed and pledged		33,971,725.90

Category	**Project**	**Disbursement**	**Status**
Relief	Hambantota Disaster Relief Fund - Rice to affected persons	2,000,000.00	C
	Relief Visits to Galle, Trincomalee, Amparai , Batticaloa	1,054,675.88	C
	Relief Supplies to North - Share from TRI Fund	64,555.00	C
	Provision of bottled water	1,953,798.97	C
	Grants to JKH Employees affected by the Tsunami	5,236,950.00	C
Education	School requirements to Children – Balapitiya Project	69,273.90	C
	Boundary Wall for Preethipura Children's School - TRI Fund share	915,194.53	C
	Hotel Plan Pre-school Project in Hambantota District	3,465,000.00	C
	2 playgrounds for the Hotel Plan Pre Schools	188,000.00	C
	One Year Salary for the Hotel Plan Pre School Teachers	288,000.00	C
	School requirements for Isha-Athul Islam Home for the Orphans, Dharga Town	40,253.00	C
	Savings Account Scheme for schoolchildren of Trincomalee - TRI Fund share	77,500.00	C
	Studiosus Reisen Pre-school Project in Hambantota District	2,945,477.00	C
	C W W Kannangara School in Galle - Installation of a playground	1,860,000.00	C
Livelihood	Back-to-work Tools of Trade Project - TRI Fund share	359,307.92	C
	Batticaloa District Fishing Nets Project	1,820,265.00	C
	Kilinochchi District Fishing Nets Project	1,644,046.25	C
Medical	Karapitiya Maternity/Gynaecology Clinic Project - TRI Fund share	1,457,723.67	C
	Mahamodera Maternity/Gynaecology Hospital Project-TRI Fund share	1,261,583.44	C
	Kuoni/Emirates/JKCS - Endoscopic Equipment for Mahamodera Hospital	1,783,900.00	C
Housing & Amenities	Hikkaduwa Relief Camp Water & Sanitation Project - TRI Fund Share	244,595.79	C
	Water Tanks to Relief Camps via Sarvodaya	308,175.00	C
	Balapitiya Housing Project	335,000.00	C
	Tangalle Housing Project	1,401,408.50	C
Logistics	Airport Relief Clearance Operations - JKH Share	1,162,554.47	C
	Port Relief Clearance Operations – JKH Share	1,095,080.07	C
Counselling	TRI Volunteer Corps – Training as psycho-social supporters	126,560.00	C
Other	Photocopier to Red Cross Kilinochchi Branch	40,000.00	C
	Tourism advisory volunteer	225,000.00	C
	Transportation of Relief Cargo	468,056.00	C
	Other Expenses for Packing, Security, Bank charges, etc.	79,791.51	C
Total funds disbursed by TRI Fund as at 31st March 2006		33,971,725.90	

Additional Partner Contributions (Direct)

Category	**Project**	**Value**	**Status**
Relief	DHL - relief supplies	37,000,000.00	C
	Schenker - relief supplies	30,000,000.00	C
Livelihood	Toshiba - Photocopiers at concessionary rates to affected small businesses	2,300,000.00	C
Housing	Galleon Fund - The 100-House Project in Monrovia, Galle	59,800,000.00	C
	OSDP France - Funds for housing via Kelaniya Maha Viharaya	900,000.00	C
	Galleon Fund - The 50-House Project in Siribopura, Hambantota	35,700,000.00	O
	Galleon Fund - The 50-House Project in Rassandeniya, Matara	30,000,000.00	O
Other	International Finance Corporation - Funding for 7 TRI Projects (50% share)	4,817,194.00	C
	Jet Airways - Cash contribution to President's Fund	5,000,000.00	C
Total Additional Partner Contributions		205,517,194.00	
Total value of Tsunami-related activities coordinated by the John Keells Group as at 31st March 2006		239,488,919.90	

C - Completed

O - Ongoing

Company Name	Certifications/Awards/Recognition
John Keells Holdings Ltd	
	Forbes Best 200 Under a Billion
	LMD Sri Lanka's Most Respected Entities– Ranked First
	LMD 50 – Ranked Second
	Ceylon Chamber of Commerce Best Corporate Citizen Award – Runner Up
	CIMA Business Club Community Leader Awards – Bronze
	ICASL Annual Report Awards - Best CSR Report
	ACCA Award for Sustainability Reporting
	ISO 9002 for Strategic Group Information Technology
Transportation	
Mack International Freight	ISO 9002
	Etihad Airways – Gold Award 2005/ Silver Award 2004
	Cathay Pacific – Silver Award 2004
	Malaysian Airlines Cargo Agents' Gold Award 2003 & Overall Winner 2004 & 2003
DHL	TSP Certification 2005
	Country of the Year Service Excellence Award 2004
	Preferred Logistics Service Provider – Sri Lanka Apparel Exporters' Association
Mackinnon & Mackenzie Shipping	ISO 9002
Walkers - Airlines Division	ISO 9001: 2000
	Leisure Cargo Gmbh - 2004 Best Station Award
Mackinnons American Express Travels	ISO 9001: 2000
Leisure	
Cinnamon Grand	ISO 14001
	ISO 22000
	OSHAS 18001
	HACCP
Trans Asia	ISO 14001
	ISO 22000
	OSHAS 18001
The Lodge Habarana	ISO 14001
	Kuoni Green Planet Award for 2005/06 and 2004/05
	President's Environmental Award – Hotel Sector 2004/05
Bentota Beach Hotel	Neckerman Reisen Award
	Named as one of the 100 best and most popular resort hotels 2003/04 in Germany
Velidhu Island Resort	Thomas Cook Marque of Excellence Award – Summer 2005
	Thomas Cook Overall Best Brand - Summer 2005
	Maldives Presidential Award for Best Occupancy 2004/05
Walkers Tours Ltd	Outstanding Services 2003, 2004 awarded by Kanoo Holidays, Saudi Arabia - (Walkers among the 5 Best Destination Management Companies)
	Best Destination Management in Asia, 2004 awarded by HotelPlan Netherlands
	Best Services, 2004 awarded by HotelPlan Italy
	Special Award in Recognition of Superior Customer Service, Evacuation of Customers during the tsunami, in 2004 presented by L'Tur Germany

AWARDS, CERTIFICATIONS & RECOGNITION

Company Name	Certifications/Awards/Recognition
F&B	
Ceylon Cold Stores	ISO 9001:2000
	HACCP
	Sri Lanka National Quality Award - Winner 2003
	National Food Award for Soft Drinks 2004/ 05
	National Icon Award for Most Preferred Brand – Foods Category 2005
	Sri Lanka's Most Valuable F&B Brand and second overall in terms of brand power as listed by LMD
Keells Food Products Limited	ISO 9001:2000
	HACCP
	SLS 1218
Keells Restaurants Ltd	Club MilleniYum Award 2004/05 for Kandy Pizza Hut Outlet, 2003/04 for Dehiwala Pizza Hut Outlet
	Club Elite Award – 2004/05 Wattala Pizza Hut Outlet
	Best RGM Awards 2004/05
IT	
Keells Business Systems Limited	ISO 9001: 2000
John Keells Office Automation	ISO 9001:2000
John Keells Computer Services	ISO 9001: 2000
	National Best Quality Software Award 2004 – Gold Award for R&D
	National Best Quality Software Award 2004 – Bronze Award for best Overall Product
	National Best Quality Software Award 2004 – Silver Award for best Industrial Product
	CMM Level 3 (2005)


FINANCIAL REPORTS

Financial Calendar

Interim Financial Statements

Three months ended 30 June 2005	20 July 2005
Six months ended 30 September 2005	27 October 2005
Nine months ended 31 December 2005	26 January 2006
First Interim Dividend paid on	25 November 2005
Second Interim Dividend paid on	24 March 2006
Final Dividend proposed to be paid on	30 June 2006
Annual Report 2005/2006	1 June 2006
[illegible]th Annual General Meeting	30 June 2006

Part II - Financial Reports

Page

The Directors have pleasure in presenting the 27th Annual Report of your Company together with the audited Financial Statements of John Keells Holdings Ltd, and the audited Consolidated Financial Statements of the Group for the year ended 31 March 2006.

PRINCIPAL ACTIVITIES

John Keells Holdings Ltd, the Group's holding Company, manages a portfolio of holdings consisting of a range of diverse business operations, which together constitute the John Keells Group, and provides function based services to its subsidiaries and associates.

The companies within the Group and its business activities are described in the Group Directory on pages 169 and 170 of this report.

REVIEW OF BUSINESS SEGMENTS

A review of the financial and operational performance and future business developments of the Group, sectors, and its business units are described in page 37 of the Management Discussion and Analysis Section of the Annual Report. These reports together with the audited Financial Statements reflect the state of the affairs of the Company and the Group.

Segment wise contribution to Group Results, Assets and Liabilities is provided in Note 34 to the Financial Statements on pages 152 and 153.

During the year under review, the Group acquired a controlling interest in Yala Village (Pvt) Ltd. and divested its investments in Keells Plantation Management Services (Pvt) Ltd the holding company of Namunukula Plantations Ltd. Further, InfoMate (Pvt) Ltd. and JK Capital (Pvt) Ltd. were formed during the year.

Consequent to the merger of Nations Trust Bank (NTB) with Mercantile Leasing Ltd. (MLL), MLL ceased to exist as at 31 December 2005. Prior to the merger, the Group disposed part of its investment in MLL and the balance was swapped for NTB shares thus increasing the Group's stake in NTB by 4.91% to 29.9%.

The merger of P&O Nedlloyd with Maersk International in January 2006 resulted in the Group acquiring a 30% stake in the merged entity, Maersk Lanka Ltd. This has been accounted as an Associate of the Group.

REVENUE

Revenue generated by the Company amounted to Rs. 544 mn (2005 - Rs. 444 mn), whilst Group Revenue excluding the Share of Associate Company Revenue amounted to Rs. 29,927 mn (2005 - Rs. 23,646 mn). Contribution to Group Revenue, from the different business segments is provided in Note 34 to the Financial Statements on pages 152 and 153.

RESULTS AND APPROPRIATIONS

The Profit After Tax of the Holding Company was Rs. 1,752 mn (2005 - Rs. 2,592) whilst the Group Profit Attributable to Shareholders for the year was Rs. 3,050 mn (2005 - Rs. 2,277 mn). Of this, Rs. 500 mn (2005 - Rs. 1,015 mn) has been transferred to General Reserve.

Results of the Company and of the Group are given in the Income Statement on page 112.

The Directors recommend a Final Dividend of Rs. 1.00 (2005 - Rs. 1.00) per share for the year. This together with the Interim Dividends of Rs. 2.00 (2005 - Rs. 2.00) per share paid on 25 November 2005 and 24 March 2006 respectively, results in a total Dividend pay out of Rs. 3.00 (2005 - Rs. 3.00) per share for the year amounting to Rs. 1,199 mn (2005 - Rs. 1,027 mn).

Subject to approval by the shareholders the Final Dividend will be paid on 30 June 2006 to shareholders on the register on 13 June 2006.

Detailed description of the Results and Appropriations are given below.

For the year ended 31 March *In Rs. '000s*	2006	2005
Profit earned before Interest after providing for for all known Liabilities, Bad and Doubtful Debts and Depreciation on Property, Plant and Equipment	**3,457,413**	2,679,160
Interest Paid	**(525,339)**	(403,903)
	2,932,074	2,275,257
Profit on Sale of Investments	**193,784**	42,922
Change in Fair Value of Investment Property	**226,645**	-
Profit of the Company and Subsidiaries	**3,352,503**	2,318,179
Share of Profits of Associate Companies	**957,958**	832,856
Profit Before Tax	**4,310,461**	3,151,035
Provision for Taxation including Deferred Tax	**(818,841)**	(645,517)
Net Profit After Tax	**3,491,620**	2,505,518
Profit Attributable to Minority Shareholders	**(441,480)**	(413,692)
Surplus arising from Extra-Ordinary Item	**-**	185,427
Amount available to the Group's Shareholders	**3,050,140**	2,277,253
Other Adjustments including Investment Property	**1,303,170**	84,661
Balance brought forward from the previous year	**2,658,148**	2,756,630
The amount available for appropriation	**7,011,458**	5,118,544
Transfers to General Reserve	**(500,000)**	(1,015,074)
Transfers to Dividend Reserve	**-**	(417,825)
	6,511,458	3,685,645
1st Interim Dividend of 10% (2005 - 10%) paid out of Dividends received	**(399,983)**	(297,937)
2nd Interim Dividend of 10% (2005 - 10%) paid out of Dividends received	**(399,470)**	(331,532)
Final Dividend Proposed of 10 % (2005 - 10%) out of Dividends received*	**(400,007)**	(398,028)
Balance to be carried forward to next year	**5,712,005**	3,056,176

**The Final Dividend proposed for this financial year has not been recognised as at the Balance Sheet date in compliance with SLAS 12 (revised 2001) - Events after the Balance Sheet Date.*

DONATIONS

Total donations made by the Company and Group during the year amounted to Rs. 18.6 mn (2005 - Rs. 19.6 mn) and Rs. 29.8 mn

(2005 - Rs. 23.2 mn), respectively, of which donations to Approved Charities were Rs. 0.2 mn (2005 - Rs. 1.5 mn) at Company and Rs. 1.8 mn (2005 Rs. 1.5 mn) at Group.

The John Keells Social Responsibility Foundation, established and operated with funds contributed by each of the companies in the Group, handles most of the Group's Corporate Social Responsibility (CSR) initiatives and activities. A range of programmes, which underpin its key principle of acting responsibly in all areas of business has been initiated by the Foundation. The CSR initiatives including completed and on-going projects are detailed in the Sustainability Report on page 87.

In quantifying the Group's contribution to charities no account has been taken of 'in-house' costs or management time.

PROPERTY, PLANT AND EQUIPMENT

The Book Value of Property, Plant and Equipment as at the Balance Sheet date amounted to Rs. 349 mn (2005 - Rs. 748 mn) and Rs. 20,112 mn (2005 - Rs. 20,018 mn) for the Company and Group, respectively. During the year, Property, Plant and Equipment amounting to Rs. 2,632 mn were disposed at a Group level, mainly as a result of companies being divested from the Group.

Capital expenditure for the Company and Group amounted to Rs. 60 mn (2005 - Rs. 230 mn) and Rs. 4,262 mn (2005 - Rs. 2,312 mn), respectively.

Details of Property, Plant and Equipment and their movements are given in Note 12 to the Financial Statements on page 134.

MARKET VALUE OF PROPERTIES

Land and buildings owned by Group companies, other than of Asian Hotels and Properties Ltd. and Rajawella Hotels Ltd, which were re-valued on 31 December 2003 and 31 March 2005, respectively, were last re-valued during the financial year 2002/03.

This year, all properties classified as Investment Property were valued in accordance with the requirements of SLAS 40 (2003). The carrying value of Investment Property of the Company and Group amounted to Rs. 800 mn and Rs. 2,467 mn respectively. An amount of Rs. 88 mn and Rs. 227 mn has been recognised in the Income Statement by the Company and Group, respectively on account of the change in the fair value of Investment Property during the year.

Investment Properties significantly occupied by Group companies are classified as Property, Plant and Equipment in compliance with SLAS 40 (2003), and a revaluation surplus of Rs. 1,256 mn has been recognised in the Consolidated Financial Statements on the valuation of these properties.

Details of the revaluation of Property, Plant and Equipment and Investment Property are provided in Notes 12.4 and 15 to the Financial Statements on pages 135 and 142, respectively.

The Real Estate Portfolio of the Group as at 31 March 2006 is disclosed in pages 167 and 168.

INVESTMENTS

Investments of the Company and the Group in Subsidiaries, Joint Ventures and other External Investments amounted to Rs. 14,617 (2005 - Rs. 14,688 mn) and Rs. 3,701 mn (2005 - Rs. 2,775 mn), respectively. Detailed description of the Long Term Investments held as at the Balance Sheet date are given in Note 14 to the Financial Statements on pages 138 to 142.

SHARE CAPITAL

The total Issued Share Capital of the Company as at 31 March 2006 was Rs. 4,000 mn (2005 - Rs. 3,316 mn), subsequent to a Bonus Issue of 1 Ordinary Share for every 5 Ordinary Shares granted to Shareholders in June 2005.

The Ordinary Share Capital comprises 399,155,095 Ordinary Shares, with a par value of Rs. 10/- each and 425,949 Global Depository Receipts (GDRs) with each GDR representing two Ordinary Shares.

Options in respect of 2,035,682 shares (2005 - 1,532,336 shares) were exercised during the year under the Employee Share Option Plan, for a total purchase consideration of Rs. 110 mn (2005 - Rs. 91 mn).

Pages 33 and 35 of this report describes the details of the distribution and composition of Shareholders.

SHARE INFORMATION

Information relating to Earnings, Dividend, Net Assets, Market Value per Share and Share Trading is given on pages 32 to 36

MAJOR SHAREHOLDERS

Details of the twenty largest Shareholders of the Company and the percentages held by each of them are disclosed in page 35 of this report.

RESERVES

Total reserves as at 31 March 2006 for the Company and Group amounted to Rs. 10,189 mn (2005 - Rs. 9,848 mn) and Rs. 18,945 (2005 - Rs. 15,499 mn), respectively.

The movement and composition of the Capital and Revenue reserves is disclosed in The Statement of Changes in Equity on pages 116 and 117.

DIRECTORS

The Board of Directors of the Company as at 31 March 2006 and their brief profiles are given on pages 12 to 14 of this report.

Mr V Lintotawela - Chairman, retired from the Board with effect from 31 December 2005 and Mr S C Ratnayake was appointed as Chairman on 1 January 2006.

In accordance with Article 84 of the Articles of Association of the Company, Messrs A D Gunewardena and J R F Peiris retire by rotation and being eligible offer themselves for re-election, and in terms of Article 91 of the Articles of Association Messrs S Enderby and M Muhsin retire and offer themselves for re-election.

Mr. N C Vitarana has informed the Company that he will not be making himself available for re-election.

BOARD COMMITTEES

The following members serve on the Board Audit, Remuneration and Nomination Committees;

Audit Committee
Mr N C Vitarana - Chairman
Mr E F G Amerasinghe
Mr S Easparathasan

Remuneration Committee
Mr E F G Amerasinghe - Chairman
Mr S Easparathasan
Mr N C Vitarana

Nominations Committee
Mr S Easparathasan - Chairman
Mr E F G Amerasinghe
Mr T Das
Mr S C Ratnayake
Mr N C Vitarana

DIRECTORS' SHAREHOLDINGS

Shareholdings of the Company Directors and their spouses, in the listed companies of the Group, as at 31 March 2006 are as follows:

John Keells Holdings Ltd.
S C Ratnayake - 2,030,415 (2005 - 1,692,013)
A D Gunewardene - 2,533,465 (2005 - 2,111,222)
G S A Gunesekera - 936,287 (2005 - 789,765)
J R F Peiris - Nil (2005 - Nil)
E F G Amerasinghe - 2,640 (2005 - 2,200)
S Easparathasan - Nil (2005 - Nil)
T Das - Nil (2005 - Nil)
N C Vitarana - 3,000 (2005 - Nil)
M V Muhsin - 23,319 (2005 - Nil)

Ceylon Cold Stores Ltd.
S C Ratnayake - 760 (2005 - 760)
A D Gunewardene - 7,000 (2005 - 7,000)
G S A Gunesekera - 3,812 (2005 - 3,812)
J R F Peiris - 150 (2005 - 150)

John Keells Hotels Ltd.
S C Ratnayake - 25,582 (2005 - 25,582)
A D Gunewardene - 6,249 (2005 - 6,249)
G S A Gunesekera - 3,821 (2005 - 3,821)

Keells Food Products Ltd.
S C Ratnayake - 2,500 (2005 - 2,500)
G S A Gunesekera - 1,666 (2005 - 1,666)

Nations Trust Bank Ltd.
A D Gunewardene - 1,116,111 (2005 - 116,111)
G S A Gunesekera - 2,720 (2005 - 2,720)

Tea Smallholder Factories Ltd.
G S A Gunesekera - 1,000 (2005 - 1,000)

Trans Asia Hotels Ltd.
S C Ratnayake - 100 (2005 - 100)
A D Gunewardene - 100 (2005 - 100)
G S A Gunesekera - 100 (2005 - 100)
J R F Peiris - 100 (2005 - 100)

Union Assurance Ltd.
A D Gunewardene - 2,498 (2005 - 2,498)

Nominee holdings of Directors' in Group companies have not been included in any of the above shareholdings.

Options available under the Employee Share Option Plan of John Keells Holdings Ltd.*
S C Ratnayake - 1,086,370 (2005 - 676,142)
A D Gunewardene - 1,051,370 (2005 - 676,142)
G S A Gunesekera - 776,800 (2005 - 676,142)
J R F Peiris - 563,800 (2005 - 299,000)
(* Includes the 2nd Award of Plan 3)

EMPLOYEE SHARE OPTION PLAN

The current Employee Share Option Plan consists of the Second and Third Plans approved by the Shareholders on 29 June 2001 and 28 June 2004 respectively.

Under the Second Plan, the Company was authorized to issue up to five per cent of the Issued Share Capital, with an annual limit of up to two per cent, of non-transferable Call Share Options. Options granted under this plan have to be exercised within five years of such grant. Under the Third Plan, the Company was authorised to issue up to five per cent of the Issued Share Capital within an annual limit of up to two per cent of

EMPLOYEE SHARE OPTION PLAN

	Date of Grant	Shares Granted	Expiry Date	Option Grant Price	Shares ** Adjusted	Exercised	Lapsed/ Cancelled	Outstanding	Current ** Price
PLAN 2									
Award 1	10.10.2001	3,670,000	09.10.2006	36.50	4,890,374	3,908,493	85,127	896,754	26.46
Award 2	12.11.2002	3,728,580	11.11.2007	76.00	5,809,992	3,679,893	91,274	2,038,825	47.41
Award 3	23.01.2004	2,994,209	22.01.2009	104.25	3,868,108	1,082,069	98,182	2,687,857	78.98
		10,392,789			14,568,474	8,670,455	274,583	5,623,436	
PLAN 3									
Award 1	29.03.2005	5,503,850	28.03.2010	136.00	6,604,620	-	216,420	6,388,200	113.33
As at 31 March 2006		15,896,639			21,173,094	8,670,455	491,003	12,011,636	
Award 2	10.04.2006	6,645,575	09.04.2011	157.25	6,645,575	-	-	6,645,575	157.25
Total		22,542,214			27,818,669	8,670,455	491,003	18,657,211	

** *Adjusted for Bonus and Rights Issues*

non-transferable Call Share Options. Whilst the options granted under this Plan have to be exercised within five years of such grant, the minimum period holding condition originally attached to Award 1 of this Plan was removed with effect from 31 March 2006. A Second Award under this Plan was made on the 10 April 2006.

Details of the options granted, options exercised, the grant price and the options cancelled/ outstanding as at the date of the Directors' Report have been tabulated as shown in page 108.

DIRECTORS' INTERESTS IN CONTRACTS

Directors' Interests in Contracts of the Company are disclosed in Note 35 to the Financial Statements on page 154 and have been declared at meetings of the Directors.

The Directors have no Direct or Indirect Interest in any other Contract or Proposed Contract of the Company.

EMPLOYMENT

The Group has an equal opportunity policy and these principles are enshrined in specific selection, training, development and promotion policies, ensuring that all decisions are based on merit. The Group practices equality of opportunity for all employees irrespective of ethnic origin, religion, political opinion, gender, marital status or physical disability. Employee ownership in the Company is facilitated through the Employee Share Option Plan.

The Group follows the "Great Places to Work" (GPTW) model and the status of this is detailed in the Employees' Section of the Social Responsibility Report on pages 90 to 92.

The number of persons employed by the Company and Group as at 31 March 2006 was 190 (2005 - 197) and 9,815 (2005 - 18,891), respectively.

SUPPLIER POLICY

The Group applies an overall policy of agreeing and clearly communicating terms of payment as part of the commercial agreements negotiated with suppliers, and endeavors to pay for all items properly charged in accordance with these agreed terms.

As at 31 March 2006 the Trade and Other payables of the Company and Group amounted Rs. 203 mn (2005 - Rs. 77 mn) and Rs. 4,994 mn (2005 - Rs. 4,976 mn), respectively.

ENVIRONMENTAL PROTECTION

The Group endeavors to comply with the relevant environmental laws, regulations and best practices applicable in the country of operation.

A summary of selected Group activities in the above area is contained in the Sustainability Report on pages 94 and 95.

RESEARCH AND DEVELOPMENT

The Group has an active approach to Research and Development and recognises the contribution that it can make to the Group's operations. Significant expenditure has taken place over the years and substantial efforts will continue to be made to introduce new products and processes and develop existing products and processes to improve operational efficiency.

STATUTORY PAYMENTS

The Directors confirm that to the best of their knowledge, all taxes, duties and levies payable by the Company and its Subsidiaries, all contributions, levies and taxes payable on behalf of, and in respect of the employees of the Company and its Subsidiaries, and all other known statutory dues as were due and payable by the Company and its Subsidiaries as at the Balance Sheet date have been paid or, where relevant provided for, except as specified in Note 37 to the Financial Statements on pages 154 and 155, covering Contingent Liabilities.

EVENTS OCCURRING AFTER THE BALANCE SHEET DATE

There have been no events subsequent to the Balance Sheet date, which would have any material effect on the Company or on the Group other than those disclosed in Note 40 to the Financial Statements on page 156.

GOING CONCERN

The Directors are satisfied that the Company, its Subsidiaries and Associates, have adequate resources to continue in operational existence for the foreseeable future, to justify adopting the Going Concern basis in preparing these Financial Statements.

AUDITORS

Messrs Ernst & Young, Chartered Accountants, are willing to continue as Auditors of the Company, and a resolution proposing their re-appointment will be tabled at the Annual General Meeting.

The Audit Committee reviews the appointment of the Auditor, its effectiveness and its relationship with the Group, including the level of audit and non-audit fees paid to the Auditor. Further details on the work of the Auditor and the Audit Committee are set out in the Audit Committee Report on pages 27 and 28.

ANNUAL REPORT

The Board of Directors approved the Consolidated Financial Statements on 24 May 2006. The appropriate number of copies of this report will be submitted to the Colombo Stock Exchange and to the Sri Lanka Accounting and Auditing Standards Monitoring Board on 1 June 2006.

ANNUAL GENERAL MEETING

The Annual General Meeting will be held at the Ceylon Chamber of Commerce, Nawam Mawatha, Colombo 2, on Friday, 30 June 2006 at 10.00 a.m. The notice of the Annual General Meeting appears on page 172.

By Order of the Board
Keells Consultants Ltd.
Secretaries

24 May 2006

STATEMENT OF DIRECTORS' RESPONSIBILITY

The responsibility of the Directors, in relation to the Financial Statements, is set out in the following statement. The responsibility of the Auditors, in relation to the Financial Statements, is set out in the Report of the Auditors on page 111.

As per the provisions of the Companies Act No. 17 of 1982, the Directors are required to prepare for each financial year and place before a general meeting financial statements, which comprise -

- an Income Statement, which presents a true and fair view of the profit and loss of the Company and its Subsidiaries for the financial year; and

- a Balance Sheet, which presents a true and fair view of the state of affairs of the Company and its Subsidiaries as at the end of the financial year, and which comply with the requirements of the Act.

The Directors are required to ensure that, in preparing these Financial Statements:

- the appropriate accounting policies have been selected and applied in a consistent manner and material departures, if any have been disclosed and explained;

- all applicable Accounting Standards, as relevant, have been followed;

- judgements and estimates have been made which are reasonable and prudent.

The Directors are also required to ensure that the Company has adequate resources to continue in operation to justify applying the going concern basis in preparing these Financial Statements.

Further, the Directors have a responsibility to ensure that the Company maintains sufficient accounting records to disclose, with reasonable accuracy the financial position of the Company and of the Group, and to ensure that the Financial Statements presented comply with the requirements of the Companies Act.

The Directors are also responsible for taking reasonable steps to safeguard the assets of the Company and of the Group and in this regard to give proper consideration to the establishment of appropriate internal control systems with a view to preventing and detecting fraud and other irregularities.

The Directors are required to prepare the Financial Statements and to provide the Auditors with every opportunity to take whatever steps and undertake whatever inspections they may consider to be appropriate to enable them to give their Audit Opinion.

The Directors are of the view that they have discharged their responsibilities as set out in this statement.

Compliance Report

The Directors confirm that to the best of their knowledge, all taxes, duties and levies payable by the Company and its Subsidiaries, all contributions, levies and taxes payable on behalf of and in respect of the Employees of the Company and its Subsidiaries, and all other known statutory dues as were due and payable by the Company and its Subsidiaries as at the Balance Sheet date have been paid or, where relevant provided for, except as specified in Note 37 to the Financial Statements covering Contingent Liabilities.

By Order of the Board
Keells Consultants Limited
Secretaries

24 May 2006



■ Chartered Accountants
201 De Saram Place
P. O. Box 101
Colombo 10
Sri Lanka

■ Telephone : (0) 11 2436500
Fax Gen : (0) 11 2697369
Tax : (0) 11 5578180
E-Mail : eysl@lk.ey.com

TO THE MEMBERS OF JOHN KEELLS HOLDINGS LIMITED

We have audited the Balance Sheet of John Keells Holdings Limited as at March 31, 2006, the Consolidated Balance Sheet of the Company and its Subsidiaries as at that date, and the related Statements of Income, Cash Flows and Changes in Equity for the year then ended, together with the Accounting Policies and Notes as set out on pages 118 to 156.

Respective Responsibilities of Directors and Auditors

The Directors are responsible for preparing and presenting these Financial Statements in accordance with the Sri Lanka Accounting Standards. Our responsibility is to express an opinion on these Financial Statements, based on our audit.

Basis of Opinion

We conducted our audit in accordance with the Sri Lanka Auditing Standards, which require that we plan and perform the audit to obtain reasonable assurance whether the said Financial Statements are free of material misstatements. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the said Financial Statements, assessing the accounting principles used and significant estimates made by the Directors, evaluating the overall presentation of the Financial Statements, and determining whether the said Financial Statements are prepared and presented in accordance with the Sri Lanka Accounting Standards. We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit. We therefore believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, so far as appears from our examination, the Company has maintained proper books of account for the year ended March 31, 2006 and to the best of our information and according to the explanations given to us, the said Balance Sheet and related Statements of Income, Cash Flows and Changes in Equity and the Accounting Policies and Notes thereto, which are in agreement with the said books, have been prepared and presented in accordance with the Sri Lanka Accounting Standards, provide the information required by the Companies Act No. 17 of 1982 and give a true and fair view of the Company's state of affairs as at March 31, 2006 and its profit and cash flows for the year then ended.

In our opinion, the Consolidated Balance Sheet and Statements of Income, Cash Flows and Changes in Equity and the Accounting Policies and Notes thereto have been properly prepared and presented in accordance with the Companies Act No. 17 of 1982 and the Sri Lanka Accounting Standards, and give a true and fair view of the state of affairs as at March 31, 2006 and the profit and cash flows for the year then ended of the Company and its Subsidiaries dealt with thereby, so far as concerns the members of the Company.

Directors' Interests in Contracts with the Company

According to the information made available to us, the Directors of the Company were not directly or indirectly interested in contracts with the Company during the year ended March 31, 2006 except as stated in Note 35 to these Financial Statements.

Ernst & Young

Colombo

24 May 2006

For the year ended 31st March In Rs. '000s	Page No.	Note	Group 2006	Group 2005	Company 2006	Company 2005
Revenue	126	1	**29,926,893**	23,646,109	**544,149**	444,519
Cost of Sales			**(21,233,141)**	(16,452,125)	**(223,778)**	(155,054)
Gross Profit			**8,693,752**	7,193,984	**320,371**	289,465
Dividend Income	126	2	**45,031**	28,878	**2,163,569**	1,445,323
Other Operating Income	127	3	**436,224**	426,897	**14,217**	13,102
Administrative Expenses			**(3,397,397)**	(3,097,487)	**(728,696)**	(354,839)
Distribution Expenses			**(1,320,146)**	(1,023,904)	**-**	-
Other Operating Expenses	127	4	**(998,993)**	(806,286)	**(99,685)**	(106,507)
Profit from Operating Activities	127	5	**3,458,471**	2,722,082	**1,669,776**	1,286,544
Finance Expenses	127	6	**(525,339)**	(403,903)	**(283,833)**	(204,258)
Change in Fair Value of Investment Property	142	15	**226,645**	-	**88,472**	-
Share of Associate Company Profits			**957,958**	832,856	**-**	-
Profit on Restructuring			**-**	-	**-**	1,533,201
Profit on Sale of Non-Current Investments	128	7	**192,726**	-	**301,777**	-
Profit Before Tax			**4,310,461**	3,151,035	**1,776,192**	2,615,487
Tax Expense	128	8	**(818,841)**	(645,517)	**(24,226)**	(23,335)
Profit After Tax			**3,491,620**	2,505,518	**1,751,966**	2,592,152
Minority Interest			**(441,480)**	(413,692)	**-**	-
Profit from Ordinary Activities			**3,050,140**	2,091,826	**1,751,966**	2,592,152
Extra-Ordinary Item	132	9	**-**	185,427	**-**	-
Net Profit for the Year			**3,050,140**	2,277,253	**1,751,966**	2,592,152
			Rs.	Rs.	**Rs.**	Rs.
Basic Earnings Per Share						
Before Extra-Ordinary Item	133	10	**7.63**	5.24	**4.38**	6.50
After Extra-Ordinary Item	133	10	**7.63**	5.71	**4.38**	6.50
Diluted Earnings Per Share						
Before Extra-Ordinary Item	133	10	**7.54**	5.21	**4.33**	6.46
After Extra-Ordinary Item	133	10	**7.54**	5.67	**4.33**	6.46
Dividend Per Share	133	11	**3.00**	3.00	**3.00**	3.00

Figures in brackets indicate deductions.
The Accounting Policies and Notes from pages 118 to 156 form an integral part of these Financial Statements

24 May 2006

As at 31st March In Rs. '000s	Page No.	Note	Group 2006	Group 2005	Company 2006	Company 2005
ASSETS						
Non-Current Assets						
Property, Plant and Equipment	134	12	**20,112,184**	20,017,707	**349,362**	748,414
Intangible Assets	137	13	**621,880**	939,750	**-**	-
Investments in Subsidiaries and Joint Ventures	138	14	**35,726**	5,565	**12,856,697**	13,155,861
Investments in Associates	138	14	**3,540,289**	2,626,499	**1,665,947**	1,437,722
Other Investments	138	14	**124,928**	142,795	**94,507**	94,507
Investment Property	142	15	**2,467,446**	-	**800,000**	-
Other Non-Current Assets	143	16	**1,079,966**	2,378,923	**65,906**	92,601
			27,982,419	26,111,239	**15,832,419**	15,529,105
Current Assets						
Inventories	143	17	**2,083,443**	1,642,760	**874**	917
Trade and Other Receivable	143	18	**5,263,606**	6,428,555	**339,256**	473,368
Amounts Due from Related Parties			**-**	-	**185,831**	361,970
Short Term Investments	143	19	**2,537,728**	3,030,419	**-**	12,500
Cash in Hand and at Bank			**1,593,228**	2,486,878	**160,157**	119,352
			11,478,005	13,588,612	**686,118**	968,107
Total Assets			**39,460,424**	39,699,851	**16,518,537**	16,497,212
EQUITY AND LIABILITIES						
Capital and Reserves						
Share Capital	144	20	**4,000,070**	3,316,333	**4,000,070**	3,316,333
Capital Reserves	144	21	**8,201,695**	7,894,284	**5,205,203**	6,063,337
Revenue Reserves	145	22	**10,742,949**	7,605,189	**4,983,697**	3,784,829
Shareholders' Funds			**22,944,714**	18,815,806	**14,188,970**	13,164,499
Minority Interest	145	23	**3,666,132**	3,715,890	**-**	-
Non-Current Liabilities						
Negative Goodwill	146	24	**1,046,522**	1,319,754	**-**	-
Non-Interest Bearing Borrowings	146	25	**15,000**	15,000	**-**	-
Interest Bearing Borrowings	146	26	**2,043,865**	2,786,288	**600,000**	764,974
Deferred Tax Liabilities	149	27	**300,679**	274,736	**-**	-
Retirement Benefit Obligations	149	28	**624,473**	752,670	**73,834**	68,477
Other Deferred Liabilities	150	29	**5,397**	112,413	**-**	-
Other Non-Current Liabilities			**336,827**	268,669	**-**	-
			4,372,763	5,529,530	**673,834**	833,451
Current Liabilities						
Trade and Other Payables	150	30	**4,994,196**	4,976,450	**203,408**	76,869
Provisions	151	31	**1,737**	2,292	**-**	-
Amounts Due to Related Parties			**-**	-	**4,270**	31,961
Income Tax Liabilities	151	32	**212,484**	356,513	**30,519**	17,519
Short Term Borrowings	151	33	**967,020**	3,608,256	**500,000**	1,632,400
Current Portion of Non-Interest Bearing Borrowings	146	25	**20,000**	20,000	**-**	-
Current Portion of Interest Bearing Borrowings	146	26	**445,015**	655,012	**164,974**	165,157
Bank Overdrafts			**1,836,363**	2,020,102	**752,562**	575,356
			8,476,815	11,638,625	**1,655,733**	2,499,262
Total Equity and Liabilities			**39,460,424**	39,699,851	**16,518,537**	16,497,212

The Board of Directors is responsible for the preparation and presentation of these Financial Statements.
Signed for and on behalf of the Board by,

S.C. Ratnayake
Chairman

J.R.F. Peiris
Group Finance Director

Figures in brackets indicate deductions.
The Accounting Policies and Notes from pages 118 to 156 form an integral part of these Financial Statements.

24 May 2006

For the year ended 31st March In Rs. '000s	Note	Group 2006	Group 2005	Company 2006	Company 2005
CASH FLOWS FROM OPERATING ACTIVITIES					
Operating Profit Before Working Capital Changes	A	**4,471,204**	3,803,143	**1,819,633**	1,407,486
(Increase)/Decrease in Inventories		**(605,983)**	(190,103)	**43**	(433)
(Increase)/Decrease in Receivables and Prepayments		**(943,241)**	(224,037)	**343,754**	(37,550)
(Increase)/Decrease in Other Non-Current Assets		**(156,832)**	(105,096)	-	-
Increase/(Decrease) in Creditors and Accruals		**476,924**	1,507,237	**98,848**	(110,875)
Cash Generated from Operations		**3,242,072**	4,791,144	**2,262,278**	1,258,628
Interest Received		**186,391**	184,051	-	-
Finance Expenses Paid		**(525,339)**	(403,903)	**(283,833)**	(204,258)
Dividend Received		**676,071**	650,466	-	-
Tax Paid		**(852,652)**	(529,937)	**(29,979)**	(11,649)
Gratuity Paid		**(62,227)**	(72,167)	**(14,729)**	(7,155)
Net Cash Flow from Operating Activities		**2,664,316**	4,619,654	**1,933,737**	1,035,566
CASH FLOWS FROM / (USED IN) INVESTING ACTIVITIES					
Purchase and Construction of Property, Plant and Equipment		**(4,038,278)**	(2,291,809)	**(58,082)**	(230,154)
Addition to Investment Property		**(13,875)**	-	**(1,540)**	-
Purchase of Investments		**(32,661)**	(29,670)	-	-
Acquisition of Subsidiary	B	**(175,864)**	(761,618)	**(290,160)**	-
Increase in Interest in Subsidiaries		**(1,859)**	(1,627,603)	**(147,147)**	(2,367,526)
Increase in Interest in Associates		**(15,989)**	-	**(228,076)**	-
Proceeds from Sale of Property, Plant and Equipment		**147,913**	197,470	**14,483**	3,031
Proceeds from Sale of Non-Current Investments	C	**1,273,851**	-	**966,373**	-
Proceeds from Sale of Other Investments		**4,996**	16,512	**19,713**	46,773
Addition to Intangible Assets		**(574)**	-	-	-
Grants Received for Investing Activities		**4,460**	14,298	-	-
Net Cash Flow from / (used in) Investing Activities		**(2,847,880)**	(4,482,420)	**275,564**	(2,547,876)
CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES					
Proceeds from Issue of Shares - Company		**110,141**	90,635	**110,141**	90,635
Dividend Paid to Equity Holders of Parent		**(1,197,481)**	(1,075,253)	**(1,197,481)**	(1,075,253)
Net Dividend Paid to Minority Shareholders		**(234,469)**	(283,819)	-	-
Long Term Borrowings - Related Parties		-	-	**26,695**	32,723
Proceeds from Long Term Borrowings		**1,617,800**	685,738	-	200,000
Repayment of Long Term Borrowings		**(702,994)**	(713,326)	**(165,157)**	(179,120)
Proceeds from/(Repayment of) Short Term Borrowings (Net)		**(620,358)**	1,567,455	**(1,132,400)**	1,632,400
Net Cash Flow from / (used in) Financing Activities		**(1,027,361)**	271,430	**(2,358,202)**	701,385
Cost Incurred due to Tsunami		-	(106,402)	-	-
Insurance Proceeds		-	510,637	-	-
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS		**(1,210,925)**	812,899	**(148,901)**	(810,925)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		**3,505,518**	2,684,296	**(443,504)**	367,421
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		**2,294,593**	3,497,195	**(592,405)**	(443,504)
Analysis of Cash and Cash Equivalents					
Favourable Balances					
Cash and Bank		**1,593,228**	2,486,878	**160,157**	119,352
Short Term Investments		**2,537,728**	3,030,419	-	12,500
Unfavourable Balances					
Bank Overdrafts		**(1,836,363)**	(2,020,102)	**(752,562)**	(575,356)
Total Cash and Cash Equivalents as Previously Reported		**2,294,593**	3,497,195	**(592,405)**	(443,504)
Effect of Exchange Rate Changes		-	8,323	-	-
Cash and Cash Equivalents Restated		**2,294,593**	3,505,518	**(592,405)**	(443,504)

Figures in brackets indicate deductions.
The Accounting Policies and Notes from pages 118 to 156 form an integral part of these Financial Statements.

For the year ended 31st March In Rs. '000s	Group 2006	Group 2005	Company 2006	Company 2005
A Operating Profit Before Working Capital Changes				
Profit Before Tax	**4,310,461**	3,151,035	**1,776,192**	2,615,487
Adjustments for:				
Interest Income	**(186,391)**	(184,051)	**-**	-
Finance Expenses	**525,339**	403,903	**283,833**	204,258
Dividend Income	**(45,031)**	(28,878)	**-**	-
Share of Associate Company Profits	**(957,958)**	(832,856)	**-**	-
Depreciation of Property, Plant and Equipment	**1,083,459**	1,074,559	**96,593**	38,005
(Profit)/Loss on Sale of Non-Current Investments	**(192,726)**	-	**(301,777)**	-
(Profit)/Loss on Sale of Property, Plant and Equipment	**(10,006)**	(5,765)	**(4,086)**	266
(Profit)/Loss on Sale of Other Investments	**(1,058)**	(42,922)	**(3,993)**	(12,844)
Profit on Restructuring	**-**	-	**-**	(1,533,201)
Change in Fair Value of Investment Properties	**(226,645)**	-	**(88,472)**	-
Provision for Fall in Value of Investments	**-**	-	**41,257**	78,904
Amortisation of Goodwill on Consolidation (Net)	**(8,643)**	415	**-**	-
Negative Goodwill on Acquisition of Associates	**(25,903)**	-	**-**	-
Unrealised Profits on Share Brokerage	**(2,871)**	6,361	**-**	-
Gratuity Provision	**144,792**	183,407	**20,086**	16,611
Amortisation of Other Deferred Liabilities	**(3,422)**	(5,225)	**-**	-
(Profit)/Loss due to Change in Holding	**(8,204)**	-	**-**	-
(Gain)/Loss on Foreign Exchange	**(8,323)**	-	**-**	-
Amortisation/Depreciation of Other Non-Current Assets	**84,334**	83,160	**-**	-
	4,471,204	3,803,143	**1,819,633**	1,407,486

B Acquisition of Subsidiary

The Fair Value of Assets acquired and Liabilities assumed of Yala Village (Pvt) Ltd. were as follows.

Property, Plant and Equipment	206,000
Other Non-Current Assets	93,750
Inventories	2,051
Trade and Other Receivables	10,600
Cash and Cash Equivalents	(864)
Trade and Other Payables	(122,194)
Retirement Benefit Obligations	(308)
Total Net Assets	189,035
Minority Interest	(17,395)
Goodwill on Consolidation	3,360
Cash Consideration Paid on Acquisition of Subsidiary	175,000
Cash and Cash Equivalents Acquired	864
Net Cash Outflow on Acquisition of Subsidiary	175,864

Yala Village (Pvt) Ltd. contributed Rs. 50.9 mn and Rs. 4.9 mn to Group Revenue and PBT respectively from the date of its aquisition up to the Balance Sheet date.

C Disposal of Subsidiaries

The Fair Value of Net Assets disposed of Keells Plantation Management Services (Pvt) Ltd., Namunukula Plantations Ltd., Mercantile Leasing Ltd. and P&O Nedlloyd Keells (Pvt) Ltd. were as follows.

Property, Plant and Equipment	2,493,984
Other Investments	16,427
Other Non-Current Assets	1,901,894
Inventories	167,351
Trade and Other Receivables	1,993,314
Interest Bearing Borrowings	(1,867,226)
Retirement Benefit Obligations	(211,070)
Other Deferred Liabilities	(108,054)
Trade and Other Payables	(548,909)
Income Tax Liabilities	(21,722)
Short Term Borrowings	(2,020,880)
Cash and Cash Equivalents	(732,839)
Total Net Assets	1,062,270
Minority Interest	(396,559)
Unamortised Goodwill/Negative Goodwill	108,086
Investments in Associates	(425,511)
Profit/(Loss) on Disposal of Subsidiaries	192,726
Cash Consideration Received on Disposal of Subsidiaries	541,012
Cash and Cash Equivalents Disposed	732,839
Net Cash Inflow on Disposal of Subsidiaries	1,273,851

In Rs. '000s	Share Capital	Global Depository Receipts	Share Premium	Re-valuation Reserve	Exchange Translation Reserve	Other Capital Reserves	Other Revenue Reserves	Accumulated Profit	Shareholders' Funds
As at 1 April 2004	**2,994,364**	**6,454**	**6,003,683**	**1,251,618**	**220,390**	**420,390**	**3,128,309**	**3,202,414**	**17,227,622**
Currency Translation Differences	-	-	-	-	22,203	-	-	-	22,203
Net Gain/(Loss) Recognised Directly in Equity									
Surplus on Revaluation	-	-	-	14,427	-	-	-	-	14,427
Disposals and Changes in Holding	-	-	-	(5,481)	(29,662)	(93)	(12,195)	87,261	39,830
Associate Company Share of Net Assets	-	-	-	-	305,584	-	-	(42,179)	263,405
Retirement / Impairment of Assets	-	-	-	(82,238)	-	(1,657)	-	39,579	(44,316)
Net Profit for the Year	-	-	-	-	-	-	-	2,277,253	2,277,253
Final Dividend Paid - 2003/04	-	-	-	-	-	-	-	(445,784)	(445,784)
Interim Dividend Paid - 2004/05	-	-	-	-	-	-	-	(629,469)	(629,469)
Reserved during the year									
General Reserve	-	-	-	-	-	-	1,015,074	(1,015,074)	-
Dividend Reserve	-	-	-	-	-	-	417,825	(417,825)	-
Bonus Issue of Shares	299,546	645	(300,191)	-	-	-	-	-	-
GDRs Converted	-	-	-	-	-	-	-	-	-
Share Options Exercised	15,324	-	75,311	-	-	-	-	-	90,635
As at 31 March 2005	**3,309,234**	**7,099**	**5,778,803**	**1,178,326**	**518,515**	**418,640**	**4,549,013**	**3,056,176**	**18,815,806**
Effect of Adopting SLAS 40 (2003)	-	-	-	(559,754)	-	-	-	1,188,425	628,671
Currency Translation Differences	-	-	-	-	21,875	-	-	-	21,875
Net Gain/(Loss) Recognised Directly in Equity									
Surplus on Revaluation	-	-	-	1,255,735	-	-	-	-	1,255,735
Disposals and Changes in Holding	-	-	-	-	205	-	(16,574)	67,275	50,906
Associate Company Share of Net Assets	-	-	-	131,294	77,475	-	-	152	208,921
Transfers	-	-	-	(45,823)	-	-	(1,495)	47,318	-
Net Profit for the Year	-	-	-	-	-	-	-	3,050,140	3,050,140
Final Dividend Paid - 2004/05	-	-	-	-	-	-	-	(398,028)	(398,028)
Interim Dividend Paid - 2005/06	-	-	-	-	-	-	-	(799,453)	(799,453)
Reserved during the year									
General Reserve	-	-	-	-	-	-	500,000	(500,000)	-
Bonus Issue of Shares	661,961	1,420	(663,381)	-	-	-	-	-	-
Share Options Exercised	20,356	-	89,785	-	-	-	-	-	110,141
As at 31 March 2006	**3,991,551**	**8,519**	**5,205,207**	**1,959,778**	**618,070**	**418,640**	**5,030,944**	**5,712,005**	**22,944,714**

Details of Other Revenue Reserves have been disclosed in Note 22.4 on page 145.

Figures in brackets indicate deductions.

The Accounting Policies and Notes from pages 118 to 156 form an integral part of these Financial Statements.

In Rs. '000s	Share Capital	Global Depository Receipts	Share Premium	Re-valuation Reserve	General Reserve	Dividend Reserve	Investment Equalisation Reserve	Accumulated Profit	Shareholders' Funds
As at 1 April 2004	**2,994,364**	**6,454**	**6,003,679**	**284,538**	**600,000**	**1,101,497**	**75,000**	**491,433**	**11,556,965**
Net Profit for the Year	-	-	-	-	-	-	-	2,592,152	2,592,152
Final Dividend Paid - 2003/04	-	-	-	-	-	-	-	(445,784)	(445,784)
Interim Dividend Paid - 2004/05	-	-	-	-	-	-	-	(629,469)	(629,469)
Reserved during the year									
General Reserve	-	-	-	-	1,000,000	-	-	(1,000,000)	-
Dividend Reserve	-	-	-	-	-	417,825	-	(417,825)	-
Bonus Issue of Shares	299,546	645	(300,191)	-	-	-	-	-	-
Share Options Exercised	15,324	-	75,311	-	-	-	-	-	90,635
As at 31 March 2005	**3,309,234**	**7,099**	**5,778,799**	**284,538**	**1,600,000**	**1,519,322**	**75,000**	**590,507**	**13,164,499**
Effect of Adopting SLAS 40 (2003)	-	-	-	(284,538)				644,383	359,845
Net Profit for the Year	-	-	-	-	-	-	-	1,751,966	1,751,966
Final Dividend Paid - 2004/05	-	-	-	-	-	-	-	(398,028)	(398,028)
Interim Dividend Paid - 2005/06	-	-	-	-	-	-	-	(799,453)	(799,453)
Reserved during the year									
General Reserve	-	-	-	-	500,000	-	-	(500,000)	-
Bonus Issue of Shares	661,961	1,420	(663,381)	-	-	-	-	-	-
Share Options Exercised	20,356	-	89,785	-	-	-	-	-	110,141
As at 31 March 2006	**3,991,551**	**8,519**	**5,205,203**	**-**	**2,100,000**	**1,519,322**	**75,000**	**1,289,375**	**14,188,970**

Figures in brackets indicate deductions.

The Accounting Policies and Notes from pages 118 to 156 form an integral part of these Financial Statements.

1. GENERAL

John Keells Holdings Ltd. is a public limited liability company incorporated and domiciled in Sri Lanka and listed on the Colombo Stock Exchange. The registered office and principal place of business of the Company is located at 130, Glennie Street, Colombo 2.

Issued ordinary shares of the Company are listed on the Colombo Stock Exchange. Global Depository Receipts (GDRs) of John Keells Holdings Ltd. are listed on the Luxembourg Stock Exchange.

In the report of the Directors and in the financial statements, "the Company" refers to John Keells Holdings Ltd. as the holding company and "the Group" refers to the companies whose accounts have been consolidated therein.

The consolidated financial statements of the Group for the year ended 31 March 2006 were authorised for issue by the Directors on 24 May 2006.

John Keells Holdings Ltd. became the holding company of the Group during the financial year ended 31 March 1986. The principal activities of the Group are stated on pages 169 and 170. As at 31 March 2006 the Group employed 9,815 persons (2005 -18,891)

The notes to the financial statements on pages 126 to 156 form an integral part of the financial statements.

All values presented in the financial statements are in Sri Lanka rupees thousands (Rs. '000s) unless otherwise indicated.

2. GENERAL POLICIES

2.1 Basis of Preparation

The balance sheet, statement of income, statement of changes in equity and the cash flow statement, together with the accounting policies and notes (the "financial statements") of the Group as at 31 March 2006 and for the year then ended comply with Sri Lanka Accounting Standards (SLAS).

The financial statements, presented in Sri Lanka rupees, have been prepared on a historical cost basis except for certain property, plant and equipment, which have been revalued and investment properties and certain marketable investments, which are stated at market values.

2.2 Changes in Accounting Policies

The Group adopted SLAS 40 'Investment Property' (2003) on 1 April 2005. Investment properties are now recorded in the balance sheet at fair value, with changes in fair value included as a separate line item in the income statement.

The provisions of SLAS 25 'Business Combinations' (revised 2004) have been adopted in accounting for business combinations after 1 June 2005.

2.3 Comparative Information

The accounting policies applied by the Group are, unless otherwise stated, consistent with those used in the previous year. Previous years figures and phrases have been re-arranged, wherever necessary, to conform to the current year's presentation.

3. CONSOLIDATION POLICY

3.1 Principles of Consolidation

The financial statements of the Group represent the consolidation of the financial statements of the Company, its subsidiaries and other companies over which it has control, after elimination of all material intra Group transactions.

3.2 Acquisitions and Divestments

The results of subsidiaries and associates acquired during the year have been included from the date of acquisition, while results of subsidiaries disposed have been included up to the date of disposal.

3.3 Subsidiaries

Subsidiaries are those enterprises controlled by the parent. Control exists when the parent has the power, directly or indirectly to govern the financial and operating policies of an enterprise.

Subsidiaries are controlled from the date the parent obtains control until the date that control ceases. Acquisition of subsidiaries are accounted for using the purchase method of accounting.

Subsidiaries consolidated have been listed in the Group directory on pages 169 and 170.

The following companies have been consolidated under Section 150(1)(a)(i) of the Companies Act, No. 17 of 1982

Namunukula Plantations Ltd.
Tea Smallholder Factories Ltd.
D H L Keells (Pvt) Ltd.
Mack Air Services Maldives (Pte) Ltd.
Transware-Logistics (Pvt) Ltd.

All other subsidiaries have been consolidated under Section 150(1)(a)(ii) of the Companies Act, No. 17 of 1982.

The following subsidiaries have been incorporated outside Sri Lanka:

Name	Country of Incorporation
Matheson Keells Air Services (Pvt) Ltd.	India
Matheson Keells Enterprises (Pvt) Ltd.	India
John Keells Maldivian Resorts (Pte) Ltd.	Republic of Maldives
Travel Club (Pte) Ltd.	Republic of Maldives
Fantasea World Investments (Pte) Ltd.	Republic of Maldives
Mack Air Services Maldives (Pte) Ltd.	Republic of Maldives
John Keells Singapore (Pte) Ltd.	Singapore
John Keells Business Systems (UK) Ltd.	United Kingdom

The total profits and losses for the period, of the company and of its subsidiaries included in consolidation are shown in the consolidated income statement with the proportion of profit or loss after taxation pertaining to minority shareholders of subsidiaries being deducted as "minority interest".

All assets and liabilities of the Company and of its subsidiaries included in consolidation are shown in the consolidated balance sheet. The interest of minority shareholders of subsidiaries in the fair value of net assets of the Group are indicated separately in the consolidated balance sheet under the heading "minority interest".

The consolidated cash flow statement includes the cash flows of the Company and its subsidiaries.

3.4 Associates

Associates are those investments over which the Group has significant influence and holds 20% to 50% of the equity and which are neither subsidiaries nor joint ventures of the Group.

Associate companies of the Group which have been accounted for under the equity method of accounting are:
Nations Trust Bank Ltd.
Union Assurance Ltd.
South Asia Gateway Terminals (Pvt) Ltd.
Maersk Lanka (Pvt) Ltd.

All associates are incorporated in Sri Lanka.

The income statement reflects the Group's share of the results of the operations of each associate. The related investments appear in the consolidated balance sheet at values adjusted to reflect the Group's share of the fair value of net assets of the associates, net of any dividends paid.

3.5 Goodwill

Goodwill represents the excess of the cost of the acquisition over the fair value of identifiable net assets of a subsidiary, associate or joint venture as at the date of acquisition. As required by SLAS 25, goodwill is amortised on a straight-line basis, over the useful economic life of the acquisition up to a presumed maximum of twenty years, based on factors such as the foreseeable life of the business, period of lease etc. Goodwill is reviewed for events or changes in circumstances, which indicate that the carrying value may not be recoverable. Goodwill is stated at cost less accumulated amortisation and impairment.

In accordance with SLAS 25 (revised 2004), goodwill arising on business combinations after 1 June 2005 are not amortised, but tested for impairment annually.

Goodwill relating to foreign entities is the excess of the value of the purchase price, translated into Sri Lanka rupees at the rate prevalent on the date of acquisition, over the fair value of the assets as at that date.

3.6 Financial Year

As per the Group policy, results of all subsidiaries or associates with alternate year ends are treated as follows:

Subsidiaries 12 month period drawn up to 31 March
Associates 12 month period using the associate's year end

In the case of associates, where the reporting dates are different to Group reporting dates, adjustments are made for any significant transactions or events upto 31 March.

4. FOREIGN CURRENCY TRANSLATION

4.1 Foreign Currency Transactions

All foreign exchange transactions are converted to Sri Lanka rupees, which is the reporting currency, at the rates of exchange prevailing at the time the transactions are effected. Monetary assets and liabilities denominated in foreign currencies are translated to the Sri Lanka rupee equivalent using year-end spot foreign exchange rates. Non-monetary assets and liabilities are translated using exchange rates that existed when the values were determined. The resulting gains and losses are accounted for in the income statement.

4.2 Foreign Entities

The balance sheet and income statement of overseas subsidiaries which are deemed to be foreign entities are translated at the rate of exchange prevailing as at the balance sheet date and at the average rate of exchange for the period respectively.

Net equity investments in overseas subsidiaries are converted at the rate prevailing on the date the relevant equity was acquired.

Exchange differences that arise on the translation of net equity investments in overseas subsidiaries are treated as a movement in the exchange translation reserve owing to the long-term nature of the investment. The total balance pertaining to exchange differences has been classified under capital reserves in Note 21 to the financial statements.

The exchange rates applicable during the period were as follows:

	Balance Sheet		Income Statement Average Rate		Net Equity Investment
	2005/06	2004/05	**2005/06**	2004/05	
	Rs.	Rs.	**Rs.**	Rs.	Rs.
Singapore Dollar	**63.46**	60.38	**63.27**	60.80	28.25
Pound Sterling	**179.26**	186.96	**179.02**	188.02	95.07
US Dollar	**102.70**	99.50	**102.62**	101.79	63.52
Indian Rupee	**2.31**	2.28	**2.31**	2.26	1.71

5. TAX

5.1 Current Tax

Provision for income tax is based on the elements of income and expenditure as reported in the financial statements and is computed in accordance with the provisions of the relevant tax statutes.

5.2 Deferred Tax

Deferred tax is provided for on the liability method except for Mercantile Leasing Ltd., which adopts the partial application method.

The tax effect of all timing differences, which occur, as a result of items being allowed for income tax purposes during a period different from that when they are recognised in the financial statements, is included as a provision for deferred tax, at tax rates which would prevail at the time the difference reverses.

Deferred tax assets are recognised with regard to all deductible timing differences and unabsorbed tax losses brought forward, to the extent that it is probable that taxable profit will be available against which the deductible timing differences and carry forward of unabsorbed tax losses can be utilised. The carrying amount of such deferred tax assets is reviewed at each balance sheet date and reduced by the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

6. VALUATION OF ASSETS AND THEIR BASES OF MEASUREMENT

6.1 Property, Plant and Equipment

a) Cost and Valuation

Property, plant and equipment is stated at cost or fair value less accumulated depreciation and any impairment in value.

All items of property, plant and equipment are initially recorded at cost. Where items of property, plant and equipment are subsequently revalued, the entire class of such assets are revalued at fair value. The Group has adopted a policy of revaluing assets every 5 years, except for properties held for rental and occupied mainly by Group companies, which are revalued every 3 years.

When an asset is revalued, any increase in the carrying amount is credited directly to a revaluation reserve, except that it is credited to the income statement to the extent that it reverses a previous deficit recognised as an expense. Any revaluation deficit that offsets a previous surplus in the same asset is directly offset against the surplus in the revaluation reserve and any excess recognised as an expense. Upon disposal, any revaluation reserve relating to the asset sold is transferred to retained earnings.

b) Assets held for Hire

Assets held for hire are depreciated over the period of rental or the economic useful life whichever is lower. Depreciation rates vary from 33.33% to 100% based on usage.

c) Restoration Costs

Expenditure incurred on repairs or maintenance of property, plant and equipment in order to restore or maintain the future economic benefits expected from the originally assessed standard of performance, is recognised as an expense when incurred.

d) Depreciation

Provision for depreciation is calculated by using a straight-line method on the cost or valuation of all property, plant and equipment, other than freehold land, in order to write off such amounts over the estimated useful economic life of such assets. Depreciation is not provided for in the year of purchase, while a full year's depreciation is provided for in the year of sale. However, in respect of computer software, provision is made from the date of purchase for a period of 3 years.

The estimated useful life of the assets are as follows:

Assets	Years
Buildings	40-50
Civil Work	10
Prime Movers and Trailers	10
Plant and Machinery	4-20
Tourist Coaches	10.
Motor Vehicles	4-5
Furniture and Fittings	4-20
Interiors	3
Equipment	2-6
Computer Equipment	3-6
Computer Software	3
Cutlery, Glassware, Furnishing and Linen	3
Tools	1-2
Base Stock	10

e) Finance Leases

Property, plant and equipment on finance leases, which effectively transfer to the Group substantially all the risk and benefits incidental to ownership of the leased items, are capitalised and disclosed as finance leases at their cash price and depreciated over the period the Group is expected to benefit from the use of the leased assets.

The corresponding principal amount payable to the lessor is shown as a liability. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the outstanding balance of the liability. The interest payable over the period of the lease is transferred to an interest in suspense account. The interest element of the rental obligations pertaining to each financial year is charged to the income statement over the period of lease.

The cost of improvements to leasehold property is capitalised, disclosed as leasehold improvements, and depreciated over the unexpired period of the lease or the estimated useful life of the improvements, whichever is shorter.

f) Operating Leases

Leases, where the lessor effectively retains substantially all of the risks and benefits of ownership over the term of the lease, are classified as operating leases.

Rentals paid under operating leases are recognised as an expense in the income statement on a straight-line basis over the term of the lease.

g) Impairment of Property, Plant and Equipment

The carrying values of property, plant and equipment, are reviewed for impairment annually or when events or changes in circumstances indicate the carrying value may not be recoverable. If any such indications exist, and where the carrying values exceed the estimated recoverable amount, the assets are written down to their recoverable amount. Impairment losses are recognized in the income statement unless it reverses a previous revaluation surplus for the same asset.

6.2 Intangible Assets

An intangible asset is recognised if it is probable that future economic benefit will flow to the enterprise, and the cost of the asset can be measured reliably.

Intangible assets are amortised on a straight-line basis, from the date when the asset is available for use, over the best estimate of its useful economic life.

6.3 Investments

All quoted and unquoted securities, which are held as non-current investments, are valued at cost. The cost of the investment is the cost of acquisition inclusive of brokerage and costs of transaction. The carrying amounts of long term investments are reduced to recognise a decline which is considered other than temporary, in the value of investments, determined on an individual investment basis.

In the Company's financial statements, investments in subsidiaries, joint ventures and associate companies have been accounted for at cost, net of any provisions for other than temporary dimunition in value which is charged to the income statement. Income from these investments are recognised only to the extent of dividends received.

6.4 Investment Property

In accordance with SLAS 40 - Investment Property (2003), the net book value of properties held to earn rental income, and properties held for capital appreciation have been classified as Investment Property.

Investment properties are initially recognised at cost. Subsequent to initial recognition the investment properties are stated at fair values, which reflect market conditions at the balance sheet date.

Gains or losses arising from changes in fair value are included in the income statement in the year in which they arise.

Investment properties are derecognised when disposed, or permanently withdrawn from use because no future economic benefits are expected. Any gains or losses on retirement or disposal are recognised in the income statement in the year of retirement or disposal. Transfers are made to and from Investment Property only when there is a change in use in accordance with the criteria listed in SLAS 40 (2003).

Where Group companies occupy a significant portion of the investment property of a subsidiary, such investment properties are treated as property, plant and equipment in the consolidated financial statements, and accounted for as per SLAS 18- Property, Plant and Equipment.

In accordance with the transitional provisions of SLAS 40 (2003), the effect of adopting this standard is shown as an adjustment to the opening balance of retained earnings of the current financial year and the comparative information has not been restated.

6.5 Other Non-Current Assets

Bottle depreciation of Ceylon Cold Stores Ltd.

Returnable glass bottles are reflected under non-current assets at cost less depreciation. Depreciation is provided over its useful life of 5 years up to the net realisable value. The net realisable value of returnable glass bottles equals to the deposits received by the Company or cost whichever is lower.

The written down value of bottle breakages during the financial year is written off to the income statement.

Upon termination of dealership, the weighted average cost of bottles not returned less the deposit is written off to the income statement.

6.6 Inventories

Inventories are valued at the lower of cost and net realisable value. Net realisable value is the estimated selling price less estimated costs of completion and the estimated costs necessary to make the sale.

The costs incurred in bringing inventories to its present location and condition, are accounted for as follows:

Raw materials	- On a weighted average basis
Finished goods and Work-in-progress	- At the cost of direct materials direct labour and an appropriate proportion of fixed production overheads based on normal operating capacity;
Produce stocks	- At since realised price;
Other stocks	- At actual cost.

6.7 Trade and Other Receivable

Trade and other receivable are stated at the amounts they are estimated to realise, net of provisions for bad and doubtful receivables.

A provision for doubtful debts is made when the debt exceeds 180 days, and collection of the full amount is no longer probable. Bad debts are written off when identified.

6.8 Short-Term Investments

Treasury bills and other interest bearing securities held for resale in the near future to benefit from short-term market movements are accounted for at cost plus the relevant proportion of the discounts or premiums.

6.9 Cash and Cash Equivalents

Cash and cash equivalents in the cash flow statement comprise cash at bank and in hand and short term deposits with a maturity of 3 months or less, net of outstanding bank overdrafts.

7. LIABILITIES AND PROVISIONS

7.1 Defined Benefit Plan - Gratuity

A provision is carried forward in the balance sheet, based on a half month's salary as of the last month of the financial year, for all employees for each completed year of service, commencing from the first year of service.

However, as per the Payment of Gratuity Act No. 12 of 1983, the liability to an employee arises only on completion of 5 years of continued service.

The gratuity liability is neither externally funded nor actuarially valued except for a category of staff at Ceylon Cold Stores Ltd., and in the plantation companies, where an actuarial valuation is computed.

7.2 Defined Contribution Plan - Employees' Provident Fund and Employees' Trust Fund

Employees are eligible for Employees' Provident Fund contributions and Employees' Trust Fund contributions in line with respective statutes and regulations. The companies contribute the defined percentages of gross emoluments of employees to an approved Employees' Provident Fund and to the Employees' Trust Fund respectively, which are externally funded.

7.3 Grants and Subsidies

Grants and subsidies are recognised at their fair value. When the grant or subsidy relates to an expense item, it is recognised as income over the period necessary to match it to the costs, which it is intended to compensate for, on a systematic basis. Grants and subsidies related to assets are deferred in the balance sheet and credited to the income statement over the useful life of the asset.

7.4 Provisions, Contingent Assets and Contingent Liabilities

Provisions are made for all obligations existing as at the balance sheet date when it is probable that such an obligation will result in an outflow of resources and a reliable estimate can be made of the quantum of the outflow.

All contingent liabilities are disclosed as a note to the financial statements unless the outflow of resources is remote.

Contingent assets are disclosed, where inflow of economic benefit is probable.

8. INCOME STATEMENT

8.1 Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group, and the revenue and associated costs incurred or to be incurred can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable, net of trade discounts and value added taxes, after eliminating sales within the Group.

The following specific criteria are used for recognition of revenue:

a) Sale of Goods

Revenue from the sale of goods is recognised when the significant risk and rewards of ownership of the goods have passed to the buyer with the Group retaining neither a continuing managerial involvement to the degree usually associated with ownership, nor an effective control over the goods sold.

b) Rendering of Services

Revenue from rendering of services is recognised in the accounting period in which the services are rendered or performed.

c) Turnover Based Taxes

Turnover based taxes include value added tax, economic service charge and turnover tax (TT), which is payable to the Provincial Council in respect of trading activities and tourism development levy, which is payable to the Ceylon Tourist Board, by all Companies licensed by the Board. Companies in the Group pay such taxes in accordance with the respective statutes.

8.2 Dividend

Dividend income is recognised on a cash basis.

8.3 Rental Income

Rental income is recognised on an accrual basis over the term of the lease.

8.4 Gains and Losses

Net gains and losses of a revenue nature arising from the disposal of property, plant and equipment and other non-current assets, including investments, are accounted for in the income statement, after deducting from the proceeds on disposal, the carrying amount of such assets and the related selling expenses. On the disposal of any revalued property, plant and equipment, the amount remaining in the revaluation reserve, relating to that particular asset is transferred directly to retained earnings.

Gains and losses arising from activities incidental to the main revenue generating activities and those arising from a group of similar transactions which are not material, are aggregated, reported and presented on a net basis.

Any losses arising from guaranteed rentals are accounted for in the year of incurring the same. A provision is recognised if the best estimate indicates a loss.

8.5 Other Income

Other income is recognised on an accrual basis.

8.6 Expenditure Recognition

Expenses are recognised in the income statement on the basis of a direct association between the cost incurred and the earning of specific items of income. All expenditure incurred in the running of the business and in maintaining the property, plant and equipment in a state of efficiency has been charged to the income statement.

For the purpose of presentation of the income statement, the "function of expenses" method has been adopted, on the basis that it presents fairly the elements of the Company and Group's performance.

8.7 Borrowing Costs

Borrowing costs are recognised as an expense in the period in which they are incurred, unless they are incurred in respect of qualifying assets in which case it is capitalised.

9. POLICIES OF SUBSIDIARY AND ASSOCIATE COMPANIES WHICH ARE SIGNIFICANTLY DIFFERENT FROM GROUP POLICIES.

9.1 Plantation Companies

Plantation companies adopt certain accounting policies, in compliance with the industry specific accounting standard SLAS 32 - Plantations, and accepted trade practices.

The policies that are significantly different are as follows:

a) Property, Plant and Equipment

Costs incurred on "infilling", which result in an increase in the economic life of the relevant field beyond its previously assessed standard of performance, are capitalised in accordance with SLAS 32, and are depreciated over the useful life at rates which are applicable to mature plantations.

b) Depreciation/Amortisation

Depreciation is provided on the cost or valuation of all property, plant and equipment, other than freehold land, in order to write off such amounts over the estimated useful economic life in equal installments. The estimated useful life of the assets are as follows:

Assets	Years
Sanitation/Electricity/Water Supply	20
Equipment	8
Replanting and New Planting:	
Rubber	20
Tea	30
Coconut	50

Leasehold rights are amortised in equal amounts over the following number of years:

	Years
Bare Land	53
Mature Plantations	30
Buildings	25
Machinery	15
Improvements to Land	30

c) Inventories

Produce inventories are valued at estimated selling prices or since realised prices. In the case of growing crop-nurseries, costs include cost of direct material, direct labour and an appropriate proportion of directly attributable overheads.

d) Defined Benefit Plan - Gratuity

Provision for gratuity with regard to the workforce is computed on an actuarial basis, using the Projected Unit Credit (PUC) method. An actuarial valuation is carried out once in every two years. Actuarial valuations have been carried out by M/s. Watson Wyatt & Co. and M/s. Actuarial and Management Consultants (Pvt) Ltd., professionally qualified firms of actuaries, as at 31 March 1999 to 31 March 2004. The valuations were based on the respective companies continuing as a going concern, with a rate of interest, net of tax, of 10% per annum and a rate of salary increase of 11% in every two years for tea workers and 7% in every two years for rubber workers. This liability is not externally funded.

e) Revenue Recognition

In keeping with the practice in the plantation industry, revenue and profit or losses on perennial crops are recognised in the financial period of harvesting.

f) Borrowing Costs

Borrowing costs incurred on funds obtained to meet expenses relating to "immature plantations" are included in the value of the property, plant and equipment.

9.2 South Asia Gateway Terminals (Pvt) Ltd.

a) Depreciation

Provision for depreciation is calculated on a straight-line basis on the cost of all property, plant and equipment, in order to write off such amounts over the estimated useful lives in equal annual installments as follows:

	Years
Quay Cranes	3 -7
Post Panamax Quay Cranes	20
Rubber Tyred Gantry Cranes and Spreaders	15-20
Prime Movers and Trailers	10
Forklifts and reach Stackers	10
Computers	5
Radio and Communication Equipment	5
Workshop Equipment	10
Furniture and Fittings	10
Building Refurbishment	3
Buildings and Terminal	27
Motor Vehicles	5

b) Revenue Recognition

Stevedoring revenue is recognised on the berthing time of the vessel. Storage revenue is recognised on the issue of delivery advice.

9.3 Nations Trust Bank Ltd.

The financial statements of Nations Trust Bank Ltd., are presented in accordance with the format of accounts prescribed by SLAS 23 and the Central Bank of Sri Lanka.

Interest income is recognised on an accrual basis and ceases to be taken into revenue when the recovery of interest or principal has been in arrears for over 3 months. Thereafter, interest income on advances is accounted for on a cash basis until, in the opinion of the management, the financial position of the borrower has improved to the extent that the receivables are deemed collectible. Interest accrued until such advances are classified as non-performing is also eliminated from interest income and are credited to the "interest in suspense account".

Income on discounting of bills of exchange is recognised proportionately over the period of the instruments.

Discounts on treasury bills, treasury bonds and commercial paper are recognised on a straight-line basis over the period to maturity as income. Premium on treasury bonds are accounted for on a similar basis.

Provision for specific bad and doubtful debts is made in accordance with the guidelines issued by the Central Bank of Sri Lanka, Sri Lanka Accounting Standards and Bank of International Settlement. Additionally, a 1% general provision is also maintained to cover potential bad debts, which are not yet identified.

9.4 Union Assurance Ltd.

a) General Insurance Premia

Premia are generally recognised as written, upon inception of the policy. Upon inception of the contract, premia are recorded as written and are earned primarily on a pro-rata basis over the term of the related policy coverage. However, for those contracts for which the period of risk differs significantly from the contract period, premia are earned over the period of risk in proportion to the amount of insurance protection offered.

Earned premia are computed on the 24th basis except for the marine business, which is computed at 60% - 40% basis.

b) Long Term Insurance Premium and Surpluses

Premium income on life insurance business has been accounted for on a cash basis.

A separate fund has been maintained for the life insurance business and all monies received in respect of life insurance business have been credited to the fund in accordance with the Regulation of Insurance Industry Act, No. 43 of 2000.

9.5 Mercantile Leasing Ltd.

a) Lease Receivable

Provision for doubtful lease receivables in the financial statements is based on a risk assessment basis as follows:

Specific provision
On substandard accounts - 20% of the estimated loss
On doubtful accounts - 50% of the estimated loss
On loss accounts - 100% of the estimated loss
General provision
A general provision related to the quality of the portfolio receivables is maintained in respect of all other accounts.

b) Trade Finance and LCF Loans

Specific provisioning for doubtful debts in the financial statements is made on the following basis :

12-18 months
(after the due date) - 20% of the estimated loss
18-24 months
(after the due date) - 50% of the estimated loss
More than 24 months
(after the due date) - 100% of the estimated loss

c) Factoring

Specific provisioning for doubtful debts is made after evaluating the recoverability, on any facility where the movement in the current account average is less than 20% for a period of:

6-12 months - 20% of the estimated loss
12-18 months - 50% of the estimated loss
More than 18 months - 100% of the estimated loss

d) Operating Leases

Operating leases where the lessor retains substantially all the risks and benefits of ownership over the leased term are capitalised at their cash price and disclosed under property, plant and equipment, depreciated over a period of 4 years.

e) Revenue Recognition

i. Accounting for leases and lease purchase income.

Lease income constitutes the excess of the total rental receivable from a lease agreement over the cost of the leased asset. Such income is credited to the income statement over the primary period of each lease so as to give a constant periodic rate of return on the lessor's net investment outstanding in the lease.

Leases are considered non-performing if such rentals are outstanding for over 3 months, and income on those leases are recognised on a cash basis, from that point onwards.

A full provision is made for income accrued upto the third month prior to classification as non-performing lease income.

ii. Accounting for factoring income.

In funding, discount income relating to factoring transactions which is computed on the daily balance in the client's current account, is recognised at the end of a given accounting month.

For sales ledger related services, a service charge is levied as stipulated in the factoring agreement.

Income is accounted for on an accrual basis and deemed realised on disbursement of advances for invoices factored, except where the account is classified as non-performing. Factoring debtors are considered non-performing if such installments are outstanding for over 3 months, and income on those loans are recognised on a cash basis, from that point onwards.

iii. Accounting for income on terminated leases.

Earned income is recognised in respect of terminated leases upon final settlement.

iv. Accounting for interest on overdue rentals.

Interest income on overdue rentals is recognised on a cash basis.

v. Accounting for income on trade finance and loans.

Interest income on loans is recognised on an accrual basis. Commission on services provided is recognised on a cash basis.

Trade finance and LCF loans are considered non-performing if such installments are outstanding for over 6 months, and income on those loans is recognised on a cash basis, from that point onwards.

vi. *Accounting for insurance broking income.*
Commission income on insurance broking is recognised on an accrual basis.

vii. *Accounting for profit or loss on sale of marketable securities.*
Profit or loss arising from the sale of equity shares, units and other marketable securities is accounted for on a cash basis.

f) Deferred Tax
Provision has not been made by Mercantile Leasing Ltd., which adopts the partial application method, as the difference between the written down value for tax purposes of the assets on which depreciation is claimed and the net book value of such assets is not expected to reverse for the next three years and is unlikely to reverse within a reasonable period thereafter either, in view of the company maintaining the current scale of leasing activities. A tax equalisation reserve of Rs. 100 million is maintained to provide for any tax liabilities that may arise in the future.

10. EMPLOYEE SHARE OPTION PLAN

On 29 June 2001, shareholders approved a second plan, whereby the Company could issue annually, non-transferable call share options, not exceeding in aggregate 2% of the total issued capital of the Company as at the date of granting every award under this plan, to a total of 5% of the total issued share capital as at the date of the last award. Approvals of the CSE and the SEC have been obtained for this plan. As at 31 March 2006, the total number of options granted under this plan, after allowing for bonus issues and rights issues, was 14,568,474 of which 8,670,455 have been exercised, 274,583 have lapsed and 5,623,436 remained unexercised.

On 28 June 2004, shareholders approved a third plan, whereby the Company could issue annually non-transferable call share options, not exceeding in aggregate 2% of the total issued capital of the Company as at the date of granting every award under this plan, to a total of 5% of the total issued share capital as at the date of the last award. Approvals of the CSE and SEC have been obtained for this plan. As at 31 March 2006, the total number of options granted under this plan, after allowing for bonus issues and rights issues, was 6,604,620 of which 216,420 have lapsed and 6,388,200 remain unexercised.

As at 31 March 2006, the total number of options granted under the second and third plans, after allowing for bonus issues and rights issues, was 21,173,094. Of this total 8,670,455 options have been exercised, 491,003 options have lapsed and 12,011,636 remain unexercised.

Of the 12,011,636 options unexercised and outstanding as at 31 March 2006 (2005 - 11,928,984), 896,754 are exercisable before 9 October 2006, 2,038,825 are exercisable before 11 November 2007, 2,687,857 are exercisable before 22 January 2009 and 6,388,200 are exercisable before 28 March 2010.

11. SEGMENT INFORMATION

11.1 Reporting Segments

The Group's internal organisation and management is structured based on individual products and services which are similar in nature and process and where the risk and return are similar. The primary segments represent this business structure.

The secondary segments are determined based on the Group's geographical spread of operations. The geographical analysis of turnover and profits are based on location of customers and assets respectively.

The activities of each of the reported business segments of the Group are detailed in pages 152 and 153.

11.2 Inter-Segment Pricing

Inter-segment transactions are priced at fair market values.

11.3 Segment Information

Segment information has been prepared in conformity with the accounting policies adopted for preparing and presenting the consolidated financial statements of the Group.

For the year ended 31st March In Rs. '000s	Group 2006	Group 2005	Company 2006	Company 2005

1 REVENUE

	Group 2006	Group 2005	Company 2006	Company 2005
1.1 Gross Revenue	**29,926,893**	23,646,109	**544,149**	444,519

Value Added Tax of Rs. 1,846 mn (2005 - Rs. 1,692 mn) for the Group and Rs. 75.7 mn (2005 - Rs.61.4 mn) for the Company has been deducted in arriving at Gross Revenue.

1.2 Business Segment Analysis

	2006 Sale of Goods	2006 Rendering of Services	2006 Group External Revenue	2005 Sale of Goods	2005 Rendering of Services	2005 Group External Revenue
Transportation	**6,999,552**	**1,864,758**	**8,864,310**	4,267,996	1,668,113	5,936,108
Leisure	-	**5,536,723**	**5,536,723**	-	5,431,895	5,431,895
Property	-	**2,436,490**	**2,436,490**	-	613,101	613,101
Food & Beverage	**4,940,522**	**3,202,000**	**8,142,522**	6,367,925	-	6,367,925
Financial Services	-	**751,052**	**751,052**	-	608,873	608,873
Information Technology	**1,284,077**	**436,675**	**1,720,752**	991,904	339,616	1,331,521
Others	**2,372,119**	**102,925**	**2,475,044**	3,271,628	85,058	3,356,686
Group Revenue	**15,596,270**	**14,330,623**	**29,926,893**	14,899,453	8,746,656	23,646,109

1.3 Geographical Segment Analysis (By Location of Customers)

	Group 2006	Group 2005
Sri Lanka	**26,760,206**	20,462,318
Asia (Excluding Sri Lanka)	**2,353,157**	1,646,782
Europe	**472,103**	1,370,027
Others	**341,427**	166,982
Total Group External Revenue	**29,926,893**	23,646,109

2 DIVIDEND INCOME

For the year ended 31st March In Rs. '000s	Group 2006	Group 2005	Company 2006	Company 2005
Income from Inter Company Investments	-	-	**2,119,926**	1,417,770
Income from Other Investments	**45,031**	28,878	**43,643**	27,553
	45,031	28,878	**2,163,569**	1,445,323

For the year ended 31st March In Rs. '000s	Group 2006	Group 2005	Company 2006	Company 2005
3 OTHER OPERATING INCOME				
Interest Income	**186,391**	184,051	**-**	-
Profit on Sale of Other Investments	**1,058**	42,922	**3,993**	12,844
Exchange Gain	**57,489**	15,939	**-**	-
Profit on Sale of Property, Plant and Equipment	**10,006**	5,765	**4,086**	-
Amortisation of Negative Goodwill	**78,151**	77,704	**-**	-
Negative Goodwill on Acquisition of Associates	**25,903**	-	**-**	-
Sundry Income	**77,226**	100,516	**6,138**	258
	436,224	426,897	**14,217**	13,102

4 OTHER OPERATING EXPENSES

Other Operating Expenses include Provision for Fall in Value of Investments of Rs. 41.3 mn (2005 - Rs. 78.9 mn) of the Company.

For the year ended 31st March In Rs. '000s	Group 2006	Group 2005	Company 2006	Company 2005
5 PROFIT FROM OPERATING ACTIVITIES				
Profit from Operations is stated after charging all expenses including the following				
Directors' Emoluments and Fees	**180,580**	236,706	**108,000**	112,407
Auditors' Fees and Other Expenses	**19,903**	18,746	**865**	765
Costs of Defined Employee Benefits				
Defined Benefit Plan Cost	**144,792**	183,407	**20,086**	16,611
Defined Contribution Plan Cost - EPF and ETF	**347,637**	311,903	**43,992**	33,923
Staff Expenses	**3,518,165**	3,177,880	**282,964**	142,304
Depreciation	**1,083,459**	1,074,559	**96,593**	38,005
Goodwill Amortisation	**69,508**	78,119	**-**	-
Amortisation of Other Intangible Assets	**3,977**	3,059	**-**	-
Minimum Lease Payments on Operating Leases	**43,774**	41,571	**-**	-
Donations	**29,863**	23,252	**18,681**	19,620
Turnover Tax and Tourism Development Levy	**147,421**	143,820	**-**	-
Loss on Disposal of Property, Plant and Equipment	**-**	-	**-**	266

For the year ended 31st March In Rs. '000s	Group 2006	Group 2005	Company 2006	Company 2005
6 FINANCE EXPENSES				
Interest Expense on Borrowings				
Long Term	**265,111**	209,503	**126,931**	97,258
Short Term	**260,228**	194,400	**156,902**	107,000
	525,339	403,903	**283,833**	204,258

For the year ended 31st March In Rs. '000s	Group 2006	Group 2005	Company 2006	Company 2005
7 PROFIT/(LOSS) ON SALE OF NON-CURRENT INVESTMENTS				
Keells Plantation Management Services (Pvt) Ltd.	7,140	-	45,218	-
Mercantile Leasing Ltd.	188,789	-	256,559	-
P&O Nedlloyd Keells (Pvt) Ltd.	(3,203)	-	-	-
	192,726	-	301,777	-

The Group disposed its investment in Keells Plantation Management Services (Pvt) Ltd. (KPMS), the Holding Company of Namunukula Plantations Ltd. (NPL), on 12 September 2005 for a purchase consideration of Rs. 168 mn. KPMS and NPL together contributed Rs. 683.7 mn to Group Revenue and Rs. 48.7 mn to Group Profit Before Tax up to the date of disposal.

Mercantile Leasing Ltd. (MLL) was merged with Nations Trust Bank Ltd. (NTB) on 1 January 2006 and MLL ceased to exist as at 31 December 2005. Part of the MLL shares were sold at a consideration of Rs. 373 mn while the balance shares were swapped at a ratio of 2 (two) NTB shares for 1 (one) MLL share. Consequently, the Group's stake in NTB, the surviving entity, was increased to 29.9%. MLL contributed Rs. 588 mn to Group Revenue and Rs. 118.9 mn to Group Profit Before Tax up to 31 December 2005.

The merger of P&O Nedlloyd with Maersk International on 1 January 2006 resulted in the Group disposing of its investment in P&O Nedlloyd Keells (Pvt) Ltd. (P&O) and acquiring a 30% stake in Maersk Lanka (Pvt) Ltd., accounted as an Associate of the Group. P&O contributed Rs. 298.4 mn to Group Revenue and Rs. 209.6 mn to Group Profit Before Tax up to 31 December 2005.

For the year ended 31st March In Rs. '000s	Note	Group 2006	Group 2005	Company 2006	Company 2005
8 TAX EXPENSE					
Income Tax	8.1	610,428	638,616	13,000	17,519
Economic Service Charge (ESC)	8.2	36,061	29,628	11,226	5,816
Deferred Tax Charge / (Reversal)	8.3	24,555	(78,363)	-	-
10% Withholding Tax on Inter Company Dividends		147,797	55,636	-	-
		818,841	645,517	24,226	23,335

Social Responsibility Levy has been charged from 1 April 2005 at the rate of 0.25% on income tax liability, which is included in the Income Tax Expense.

For the year ended 31st March In Rs. '000s	Group 2006	Group 2005	Company 2006	Company 2005
8.1 Reconciliation of Accounting Profit to Income Tax Expense on Ordinary Activities				
Profit Before Tax	4,310,461	3,151,035	1,776,192	2,615,487
Dividend Income from Group Companies	2,600,292	2,123,708	-	-
Share of Profits of Associate Companies	(957,958)	(832,856)	-	-
Other Consolidation Adjustments	346,227	1,618,825	-	-
	6,299,022	6,060,712	1,776,192	2,615,487
Exempt Profits	(2,244,138)	(2,748,168)	(100,246)	(1,546,044)
Off-Shore-Profits not Charged with Tax	(337,820)	(168,370)	-	-
Accounting Profit Liable to Income Tax	3,717,064	3,144,174	1,675,946	1,069,443
Non-Taxable Receipts / Gains	(2,731,469)	(1,931,880)	(2,252,041)	(1,240,643)
Aggregate Disallowed Expenses	2,433,328	2,621,941	266,505	172,064
Capital Allowances	(633,039)	(1,672,126)	(100,007)	(90,141)
Aggregate Allowable Deductions	(1,206,518)	(505,535)	(22,504)	(7,083)
	1,579,366	1,656,574	(432,101)	(96,360)
Tax Adjusted Losses	709,587	707,037	432,101	327,650
Total Statutory Income	2,288,953	2,363,611	-	231,290
Utilisation of Tax Losses	(287,190)	(229,516)	-	(98,246)
Investment Tax Allowance	-	(12,184)	-	-
Qualifying Payment Relief	-	(26,609)	-	(26,609)
Taxable Income	2,001,763	2,095,302	-	106,435
Income Tax charged at				
Standard Rate - CSE Listed Companies	208,445	194,449	-	-
Standard Rate - Others	241,248	277,129	-	-
Concessionary Rate of 15%	63,007	65,951	-	375
Concessionary Rate of 20% (taxable income < Rs. 5 mn)	5,998	8,647	-	-
Off-Shore Dividends at Rate of 10%	11,739	10,394	-	10,394
Off-Shore Profits at Varying Rates	1,188	3,438	-	-
Notional Credit on Repo Interest	-	(756)	-	(756)
Under/(Over) Provision for Previous Year	20,253	55,786	13,000	7,506
ACT Written-Off	25,753	-	-	-
	577,631	615,038	13,000	17,519
Fringe Benefit Tax (Indian Companies)	1,365	-	-	-
Social Responsibility Levy at Rate of 0.25%	919	-	-	-
	579,915	615,038	13,000	17,519
Share of Associate Company Income Tax Expense	30,513	23,578	-	-
Total Income Tax Expense	610,428	638,616	13,000	17,519

Group Tax Expense is based on the taxable profit of individual companies within the Group. At present the tax laws of Sri Lanka do not provide for group taxation.

For the year ended 31st March In Rs. '000s	Group 2006	Group 2005	Company 2006	Company 2005
8.2 Economic Service Charge Expense				
Economic Service Charge Written-Off	35,617	29,628	11,226	5,816
Share of Associate Company Economic Service Charge	444	-	-	-
	36,061	29,628	11,226	5,816

Group ESC charge comprises of ESC paid in the current year, where there is no expectation of it being recouped against future Income Tax payments.

For the year ended 31st March In Rs. '000s	Group 2006	Group 2005	Company 2006	Company 2005
8.3 Deferred Tax Expense				
Deferred Tax arising from				
Origination and Reversal of Timing Differences	**44,838**	23, 719	**-**	-
Changes in Tax Rates	**25,236**	(52,221)	**-**	-
Benefits of Tax Losses	**(44,026)**	(47,748)	**-**	-
	26,048	(76,250)	**-**	-
Share of Associate Company Deferred Tax Reversal	**(1,493)**	(2,113)	**-**	-
Total Deferred Tax Charge/(Reversal)	**24,555**	(78,363)	**-**	-

Deferred Tax Liabilities have been computed taking into consideration the revised tax rates effective from 1 April 2006, which are 35% for all standard rate companies (including listed companies) and 15% for companies with taxable income of less than Rs. 5 mn.

For the year ended 31st March In Rs. '000s	Group 2006	Group 2005	Company 2006	Company 2005
8.4 Tax Losses Carried Forward				
Tax Losses Brought Forward	**2,823,569**	1,940,933	**249,004**	153,791
Tax Losses arising during the year	**709,587**	707,037	**432,101**	327,650
Utilisation of Tax Losses	**(287,190)**	(229,516)	**-**	(98,246)
Acquisitions	**57,020**	277,072	**-**	-
Adjustment due to Sale of Non-Current Investments	**(1,701,449)**	-	**-**	-
	1,601,537	2,695,526	**681,105**	383,195

Utilisation of Tax Losses in the current year has resulted in tax savings of Rs. 124.1 mn (2005 - Rs. 100.6 mn), inclusive of Deferred Tax benefit on tax losses. The element of tax saving due to losses incurred in the year is Rs. 4.3 mn with the balance being on account of brought forward tax losses.

Deferred Tax Assets amounting to Rs 415.7 mn on account of carried forward tax losses has not been recognized due to the Deferred Tax Assets being greater than Deferred Tax Liabilities of the respective companies.

8.5 Details of Investment Relief and Investment Tax Allowance

Investments made by	Year of Investment	Cost of Approved Investment	Relief Claimed	Liability to Additional Tax on Disposal of Investments
Company	1999/2000	579,036	83,731	-

In computing the Company's liability to taxation, full credit has been taken for relief granted under Section 31 (2) (s) of the Inland Revenue Act, No. 28 of 1979 and the transitional provision of Section 187 (3) of the Inland Revenue Act, No. 38 of 2000.

8.6 Applicable Rates of Income Tax

The tax liability of resident companies are computed at the standard rates of 32.5% and 30% (inclusive of 2.5% contribution to the Human Resource Endowment Fund) and a lower rate of 20% for companies with a taxable income less than Rs. 5 mn, except for the following companies which enjoy full or partial exemptions and concessions.

Company / Sector	Basis	Exemption / Concession	Period
Exemptions under Inland Revenue Act			
Keells Hotel Management Services Ltd.	Off-Shore Services for Payment in Foreign Currency	Exempt	Open-ended
Walkers Tours Ltd.	- do -	- do -	- do -
Mackinnons Tours (Pvt) Ltd.	- do -	- do -	- do -
Exemptions granted under Board of Investment Law			
John Keells Computer Services (Pvt) Ltd.	Export of Software	Exempt	8 years from April 1998
South Asia Gateway Terminals (Pvt) Ltd.	"Port Services" at Queen Elizabeth Quay	Exempt	20 years from September, 1999
Lanka Marine Services Ltd.	Supply of Petroleum/Bunkering and Marine Lubricants	Exempt	5 years from December, 2002
Allied Properties Ltd. (Disposed on 31.12.2005)	Construction and Operation of Office Complex		7 years from April 2000
Asian Hotels and Properties Ltd.	Construction and Operation of Office and Apartment Complex	Exempt	15 years from April 1996 with a 3 year extension on Merger
InfoMate (Pvt) Ltd.	Provision of IT Enabled Services	Exempt	3 years from 1st year of profit
Lower Rates of Income Tax under Inland Revenue Act			
Leisure Sector	Promotion of Tourism	15%	Open-ended
F&B Manufacturing Sector	Qualified Export Profits	15%	Upto 31 March 2014
John Keells Hotels Ltd.	Off-Shore Dividends	10%	Open-ended
Keells Restaurants (Pvt) Ltd.	Promotion of Tourism	15%	Open-ended
Crescat Restaurants (Pvt) Ltd.	- do -	- do -	- do -
Lower Rates of Income Tax under Board of Investment Law			
John Keells Warehousing (Pvt) Ltd.	Construction and Operation of Warehouse Complex	15%	7 years from April 2003
Yala Village (Pvt) Ltd.	Construction and Operation of Safari-styled Tourist Hotel	15%	15 years from September 2003

Other Miscellaneous Concessions

Exemption on Interest Income earned from foreign currency denominated accounts.

Gains from sale shares held for less than two years and/or not charged with Share Transaction Levy, are subject to an Income Tax Rate of 15%.

8.7 Income Taxes and Applicable Rates on Off-Shore Subsidiaries

	Country of Incorporation	Rate
John Keells Singapore (Pte) Ltd.	Singapore	20%
John Keells Business Systems (UK) Ltd.	United Kingdom	30%
John Keells Maldivian Resorts (Pte) Ltd.	Republic of Maldives	Nil
Travel Club (Pte) Ltd.	Republic of Maldives	Nil
Fantasea World Investments (Pte) Ltd.	Republic of Maldives	Nil
Mack Air Services Maldives (Pte) Ltd.	Republic of Maldives	Nil
Matheson Keells Air Services (Pvt) Ltd.	India	33.66% (Effective)
Matheson Keells Enterprise (Pvt) Ltd.	India	33.66% (Effective)

Companies incorporated in India are subject to a Fringe Benefit Tax (FBT), imposed from April 2005 on selected expenses at specified rates, against each item of expense. Applicable rates of FBT vary from 5% - 20% depending on the item of expense.

For the year ended 31st March *In Rs. '000s*	Group **2006**	 2005
9 EXTRA-ORDINARY ITEM		
On 26 December, 2004, the operations of the Group were affected by tsunami resulting from the earthquake in the Indian Ocean. The financial impact was as follows.		
Insurance Claims Received / Receivable	-	510,637
Net Book Value of assets impaired, damaged, retired and costs incurred	-	(312,239)
	-	198,398
Tax Benefit	-	10,784
	-	209,182
Minority Interest	-	(23,755)
Surplus	-	185,427

For the year ended 31st March *In Rs. '000s*	Note	Group 2006	Group 2005	Company 2006	Company 2005
10 EARNINGS PER SHARE					
10.1 Basic Earnings Per Share					
Profit from Ordinary Activities		**3,050,140**	2,091,826	**1,751,966**	2,592,152
Weighted Average Number of Ordinary Shares	10.3	**399,679**	398,862	**399,679**	398,862
Basic Earnings Per Share		**7.63**	5.24	**4.38**	6.50
Profit After Extra-Ordinary Item		**3,050,140**	2,277,253	**1,751,966**	2,592,152
Weighted Average Number of Ordinary Shares	10.3	**399,679**	398,862	**399,679**	398,862
Basic Earnings Per Share after Extra-Ordinary Item		**7.63**	5.71	**4.38**	6.50
10.2 Diluted Earnings Per Share					
Profit from Ordinary Activities		**3,050,140**	2,091,826	**1,751,966**	2,592,152
Weighted Average Number of Ordinary Shares	10.3	**404,538**	401,510	**404,538**	401,510
Diluted Earnings Per Share		**7.54**	5.21	**4.33**	6.46
Profit After Extra-Ordinary Item		**3,050,140**	2,277,253	**1,751,966**	2,592,152
Weighted Average Number of Ordinary Shares	10.3	**404,538**	401,510	**404,538**	401,510
Diluted Earnings Per Share after Extra-Ordinary Item		**7.54**	5.67	**4.33**	6.46
In '000s **10.3 Amount used as Denominator**					
Ordinary Shares at the beginning of the year		**331,633**	300,082	**331,633**	300,082
Bonus Shares Issued		**66,338**	96,357	**66,338**	96,357
Effect of Share Options Exercised		**1,708**	2,423	**1,708**	2,423
Weighted Average Number of Ordinary Shares in Issue before Dilution		**399,679**	398,862	**399,679**	398,862
Number of Shares Outstanding under the Share Option Scheme		**12,012**	11,929	**12,012**	11,929
Number of Shares that would have been issued at Fair Value		**(7,153)**	(9,281)	**(7,153)**	(9,281)
Adjusted Weighted Average Number of Ordinary Shares		**404,538**	401,510	**404,538**	401,510

For the year ended 31st March *In Rs. '000s*	2006 %	2006	2005 %	2005
11 DIVIDEND PER SHARE				
Interim Paid	**20**	**799,453**	20	629,469
Final Proposed	**10**	**400,007**	10	398,028
Total Dividend	**30**	**1,199,460**	30	1,027,497
Interim Dividend Per Share		**2.00**		2.00
Proposed Final Dividend Per Share		**1.00**		1.00
Total Dividend Per Share		**3.00**	-	3.00

12 PROPERTY, PLANT AND EQUIPMENT

12.1 Group

In Rs. '000s	Land and Buildings	Buildings on Leasehold Land	Mature/ Immature Plantations	Plant and Machinery	Equipment, Furniture and Fittings	Motor Vehicles	Others	Capital Work in Progress	Total
Cost or Valuation									
As at 1 April 2005	10,578,072	4,787,840	1,347,802	2,796,697	3,297,820	727,601	1,527,115	759,273	25,822,220
Additions	1,310,452	274,242	20,502	543,929	783,714	52,956	300,248	770,428	4,056,471
Acquisition of Subsidiary	156,926		-	8,521	38,403	2,150	-	-	206,000
Disposals	(86,414)	(11,539)	(6,222)	(122,775)	(150,378)	(59,058)	(127,523)	(4,879)	(568,788)
Adjustment due to Sale of Non-Current Investments	(1,010,690)	-	(1,362,082)	(295,451)	(148,234)	(289,894)	(88,534)	(14,493)	(3,209,378)
Revaluations	1,303,987	-	-	-	-	-	-	-	1,303,987
Reclassified as IP	(1,114,628)	(390,205)	-	-	-	-	-	-	(1,504,833)
Transfers	83,766	305,142	-	264,533	(632,448)	11,974	315,095	(738,854)	(390,792)
As at 31 March 2006	11,221,471	4,965,480	-	3,195,454	3,188,877	445,729	1,926,401	771,475	25,714,887
Accumulated Depreciation									
As at 1 April 2005	(269,933)	(521,452)	(129,468)	(1,795,122)	(1,900,464)	(403,643)	(784,431)	-	(5,804,513)
Charge for the year	(116,924)	(166,566)	(10,475)	(216,076)	(305,889)	(75,687)	(191,842)	-	(1,083,459)
Disposals	14,835	2,375	1,959	116,959	130,936	45,762	118,090	-	430,916
Adjustment due to Sale of Non-Current Investments	111,855	-	148,550	145,046	123,279	145,949	40,715	-	715,394
Revaluations	17,792	-	-	-	-	-	-	-	17,792
Reclassified as IP	21,889	7,250	-	-	-	-	-	-	29,139
Transfers	6,559	2	(10,566)	(120,947)	546,551	1,094	(330,665)	-	92,028
As at 31 March 2006	(213,927)	(678,391)	-	(1,870,140)	(1,405,587)	(286,525)	(1,148,133)	-	(5,602,703)
Carrying Value									
As at 31 March 2006	**11,007,544**	**4,287,089**	**-**	**1,325,314**	**1,783,290**	**159,204**	**778,628**	**771,475**	**20,112,184**
As at 31 March 2005	10,308,139	4,266,388	1,218,334	1,001,575	1,397,356	323,958	742,684	759,273	20,017,707

12.2 Company

In Rs. '000s	Land and Buildings	Plant and Machinery	Equipment, Furniture and Fittings	Motor Vehicles	Total
Cost or Valuation					
As at 1 April 2005	353,600	30,677	421,353	36,410	842,040
Additions	-	-	58,082	-	58,082
Disposals	-	-	(12,817)	(3,556)	(16,373)
Reclassified as Investment Property	(353,600)	-	-	-	(353,600)
As at 31 March 2006	-	30,677	466,618	32,854	530,149
Accumulated Depreciation					
As at 1 April 2005	(3,457)	(18,212)	(58,738)	(13,219)	(93,626)
Charge for the year	-	(1,765)	(88,368)	(6,460)	(96,593)
Disposals		-	2,419	3,556	5,975
Reclassified as Investment Property	3,457	-	-	-	3,457
As at 31 March 2006	-	(19,977)	(144,687)	(16,123)	(180,787)
Carrying Value					
As at 31 March 2006	-	**10,700**	**321,931**	**16,731**	**349,362**
As at 31 March 2005	350,143	12,465	362,615	23,191	748,414

As at 31st March In Rs. '000s	Group 2006	Group 2005	Company 2006	Company 2005
12.3 Carrying Value of Property, Plant and Equipment				
At Cost	**10,439,365**	6,975,141	**349,362**	398,271
At Valuation	**8,739,582**	11,292,175	-	350,143
On Finance Lease	**933,237**	1,750,391	-	-
	20,112,184	20,017,707	**349,362**	748,414
12.4 Land and Building				
At Cost	**5,632,051**	1,816,601	-	-
At Valuation	**8,739,583**	11,292,050	-	350,143
On Finance Lease	**922,999**	1,465,876	-	-
Net Book Value	**15,294,633**	14,574,527	-	350,143

Details of Group Land and Building stated at Valuation are indicated below

Property	Method of Valuation	Effective Date of Valuation	Valuer
Coral Gardens Hotel, Hikkaduwa and the hotel property owned by Habarana Walk Inn Ltd.	Land and Building Method	1 April 2002 and 01 July 2002	Mr. H.R De Silva, Chartered Valuation Surveyor (UK)
Land, Buildings and Storage Tanks of Lanka Marine Services (Pvt) Ltd.	Open Market Value Method	22 October 2002	Mr. R.G Wijesinghe, Consultant Valuer and Assessor
Land and Buildings of Keells Food Products Ltd.	Open Market Value Method	31 March 2003	Mr. R.G Wijesinghe, Consultant Valuer and Assessor.
Land and Buildings of Tea Smallholder Factories Ltd.	Land and Building Method	31 March 2003	Mr. S.T.P Senadhira, Licenced Valuer
Land and Buildings of Asian Hotels and Properties Ltd. and Trans Asia Hotels Ltd.	Open Market Value Method	31 December 2003	Mr. P.B Kalugalagedara, Chartered Valuation Surveyor
Land and Buildings of Rajawella Hotels Ltd.	Land and Building Method	31 March 2005	Mr. R.G Wijesinghe, Consultant Valuer and Assessor
Leasehold Land, Buildings and other properties of of Yala Village (Pvt) Ltd.	Land and Building Method	20 October 2005	Mr. R.G Wijesinghe, Consultant Valuer
Land and Buildings owned by John Keells Holdings Ltd.	Open Market Value Method	31 March 2006	Mr. G.J Sumanasena, Incorporated Valuer and Assessor
Land and Building of Whittall Boustead Ltd.	Open Market Value Method	31 March 2006	Mr. G.J Sumanasena, Incorporated Valuer
Land and Building of John Keells Ltd.	Open Market Value Method	31 March 2006	Mr. G.J Sumanasena, Incorporated Valuer
Mattakuliya Property of Keells Realtors Ltd.	Open Market Value Method	31 March 2006	Mr. G.J Sumanasena, Incorporated Valuer
Land and Buildings of Mackinnon and Keells Financial Services Ltd.	Contractors Test Method	31 March 2006	Mr. G.J Sumanasena, Incorporated Valuer
Other Land and Buildings owned by companies in the Group	Land and Building Method	31 March 2003	Mr. R.G Wijesinghe, Consultant Valuer and Assessor and Mr. S.T.P Senadhira, Licenced Valuer

The carrying amount of revalued Land and Buildings if they were carried at cost less depreciation, would be as follows

	Group	
	2006	2005
Cost	**6,736,059**	5,252,201
Accumulated Depreciation	**(1,094,226)**	(1,078,574)
Carrying Value	**5,641,833**	4,173,627

12.5 Finance Leases

Property, Plant and Equipment include capitalised Finance Leases and leasehold rights on land. The carrying value of these assets are as follows:

	Cost	Accumulated Depreciation	Group	
			2006	2005
Land and Building	951,613	(28,614)	**922,999**	1,459,475
Immature / Mature Plantations	-	-	-	221,528
Plant and Machinery	13,000	(4,335)	**8,665**	22,343
Equipment, Furniture and Fittings	5,840	(4,267)	**1,573**	9,226
Motor Vehicles	-	-	-	1,269
Others	-	-	-	36,550
	970,453	(37,216)	**933,237**	1,750,391

12.6 Leasehold Land

Property	Land Extent (in Acres)	Lease Period	Rental
A. Finance Leases			
Ceylon Cold Stores Ltd.			
Slave Island Complex	2.25	Annual lease	Rs. 26,365 per annum
	0.13	97 years from 1-1-1927	Rs. 380 per annum
	0.78	99 years from 1-2-1926	Rs. 2,400 per annum
Rajawella Hotels Ltd.	10.00	95 years and 10 months from 2-2-2000	Rs. 234,782 per annum
Tea Smallholder Factories Ltd.			
Peliyagoda	0.99	99 years from 1-4-1999	Rs. 22,540 per annum from 2001/2002
Karawita	4.98	50 years from 15-8-1997	Rs. 82,184 per annum from 2001/2002
Trans Asia Hotels Ltd.			
Colombo	7.65	99 years from 7-8-1996	Rs. 1,436,363 per annum
B. Operating Leases			
Ceylon Holiday Resorts Ltd.			
Bentota Beach Hotel	8.32	30 years from 1-5-1998 with provision to renew	Rs. 3,600,000 per annum
Coral Gardens Hotel	4.36	55 years from 28-10-1982	Rs. 418,800 per annum
Fantasea World Investments (Pte) Ltd. Club Hakuraa, Republic of Maldives	13.42	25 years from August 1997	No Rental
Habarana Complex			
"Chaaya Village Habarana"	9.34	30 years from 1-4-2004	Rs. 84,000 per annum
"The Lodge"	15.20	30 years from 2-11-1981	Rs. 36,450 per annum
	10.27	30 years from 7-7-1981	Rs. 20,250 per annum
Jaykay Marketing Services (Pvt) Ltd			
Negombo Road, Wattala	0.30	20 years from 1-1-1996	Rs. 327,443 per annum
Galle Road, Mount Lavinia	0.24	12 years from 1-9-2003	Rs. 1,860,000 per annum

Property	Land Extent (in Acres)	Lease Period	Rental
John Keells Ltd. Land fronting the Beira Lake	0.50	Annual Lease	Rs. 7,740 per annum
John Keells Warehousing (Pvt) Ltd. Muthurajawela	6.00	7 years from 19-9-2001	Rs. 1,089,000 per annum
Keells Food Products Ltd Ekala, Ja-Ela	3.26	10 years from 1-9-1999	Rs. 187,500 per annum, increased by 3% per annum.
Sports and Recreation Bentota (Pvt) Ltd. Club Intersport	2.69	30 years from 1-5-1998 with provision to renew	Rs. 204,000 per annum
Tea Smallholder Factories Ltd. Hingalgoda	94.07	30 years from 30-10-1985	Rs. 4,701 per annum
Travel Club (Pte) Ltd. Velidhu Island Resorts, Republic of Maldives	17.19	11 years and 147 days from 1-11-1996	USD 350,000 per annum
Yala Village (Pvt) Ltd.	10.00	30 years from 27-11-1997	Rs. 18,000 per annum

12.7 Exchange Gain

Additions to Property, Plant and Equipment include exchange differences arising from the translation of balances to Sri Lanka Rupees.

	Group	
	2006	2005
Land and Building	**13,223**	11,229
Plant and Machinery	**1,528**	1,283
Equipment, Furniture and Fittings	**2,411**	2,021
Motor Vehicles	**249**	197
Others	**782**	103
	18,193	14,833

12.8 Group Land and Building with a carrying value of Rs. 858 mn (2005 - Rs. 411 mn) have been pledged as security for term loans obtained, details of which are disclosed in Note 26.3.

12.9 Group Property, Plant and Equipment with a cost of Rs. 1,648 mn (2005 - Rs. 1,448 mn) have been fully depreciated and continue to be in use by the Group. The cost of fully depreciated assets of the Company amounts to Rs. 53 mn (2005 - Rs. 38 mn).

As at 31st March *In Rs. '000s*	Franchise Fees	Goodwill	Group **2006**	Group 2005
13 INTANGIBLE ASSETS				
Cost				
At the beginning of the year	36,859	1,303,599	**1,340,458**	1,059,079
Additions / Transfers	574	54,810	**55,384**	295,434
Adjustment due to Deemed Disposal and Restructuring	-	-	**-**	(14,055)
Adjustment due to Sale of Non-Current Investments	-	(376,632)	**(376,632)**	-
At the end of the year	37,433	981,777	**1,019,210**	1,340,458
Accumulated Amortisation				
At the beginning of the year	(6,280)	(394,428)	**(400,708)**	(340,762)
Transfers	-	-	**-**	21,232
Amortisation	(3,977)	(69,508)	**(73,485)**	(81,178)
Adjustment due to Sale of Non-Current Investments	-	76,863	**76,863**	
At the end of the year	(10,257)	(387,073)	**(397,330)**	(400,708)
Net Carrying Value	27,176	594,704	**621,880**	939,750

As at 31st March *In Rs. '000s*	Note	Group **2006**	Group 2005	Company **2006**	Company 2005
14 INVESTMENTS					
14.1 Carrying Value					
Investments in Subsidiaries					
Investments Consolidated					
Quoted	14.2	**-**	-	**10,241,005**	10,635,364
Unquoted	14.3	**-**	-	**2,579,966**	2,514,932
Investments not Consolidated					
Unquoted	14.4	**5,565**	5,565	**5,565**	5,565
		5,565	5,565	**12,826,536**	13,155,861
Investments in Joint Ventures	14.5	**30,161**	-	**30,161**	-
		35,726	5,565	**12,856,697**	13,155,861
Investments in Associates	14.6	**3,540,289**	2,626,499	**1,665,947**	1,437,722
Other Investments					
Quoted	14.7	**30**	3,972	**-**	-
Unquoted	14.8	**124,898**	138,823	**94,507**	94,507
		124,928	142,795	**94,507**	94,507
		3,700,943	2,774,859	**14,617,151**	14,688,090

As at 31st March *In Rs. '000s*	Number of Shares	Group **2006**	Group 2005	Number of Shares	Company **2006**	Company 2005
14.2 Group Quoted Investments						
Asian Hotels and Properties Ltd.	185,530,612	**5,564,807**	5,564,807	185,530,612	**5,564,807**	5,564,807
Ceylon Cold Stores Ltd.	12,331,038	**190,599**	190,599	10,010,111	**177,562**	177,562
Ceylon Cold Stores Ltd.- Preference Shares	118	**1**	1	118	**1**	1
Ceylon Holiday Resorts Ltd.	-	**-**	564,732	-	**-**	-
Habarana Lodge Ltd.	-	**-**	467,659	-	**-**	-
International Tourists and Hoteliers Ltd.	-	**-**	246,374	-	**-**	-
John Keells Hotels Ltd.	53,060,055	**2,611,753**	2,611,753	53,060,055	**2,611,753**	2,611,753
John Keells Ltd.	11,551,396	**177,748**	54,271	11,551,396	**177,748**	35,606
Kandy Walk Inn Ltd.	-	**-**	365,830	-	**-**	-
Keells Food Products Ltd.	3,784,755	**77,711**	74,922	2,553,420	**51,003**	45,998
Mercantile Leasing Ltd.	-	**-**	541,506	-	**-**	541,506
Namunukula Plantations Ltd.	-	**-**	417,996	-	**-**	-
Tea Smallholder Factories Ltd.	5,643,000	**63,466**	63,466	5,643,000	**63,466**	63,466
Trans Asia Hotels Ltd.	46,026,821	**2,254,710**	2,254,710	24,321,064	**1,594,665**	1,594,665
		10,940,795	13,418,626		**10,241,005**	10,635,364

Market Value of these Quoted Investments were Rs. 23,748 mn (2005 - Rs. 20,435 mn) and Rs. 20,749 mn (2005 - Rs. 15,614 mn) for the Group and Company respectively.

As at 31st March *In Rs. '000s*	Group Number of Shares	 **2006**	 2005	Company Number of Shares	 **2006**	 2005
14.3 Group Unquoted Investments						
Allied Properties Ltd.	-	-	350,000	-	-	-
Ceylon Holiday Resorts Ltd.	7,721,616	**564,792**	-	-	-	-
Chartersoft Ltd.	-	-	15,063	-	-	15,063
Crescat Restaurants (Pvt) Ltd.	400,000	**4,000**	1,000	-	-	-
DHL Keells (Pvt) Ltd.	1,000,000	**10,000**	10,000	1,000,000	**10,000**	10,000
Elephant House Farms Ltd.	400,000	**4,000**	4,000	-	-	-
Fantasea World Investments (Pte) Ltd.	7,297	**433,708**	433,708	-	-	-
Habarana Lodge Ltd.	6,985,408	**467,828**	-	-	-	-
Habarana Walk Inn Ltd.	2,452,268	**211,289**	210,964	-	-	-
InfoMate (Pvt) Ltd.	2,000,000	**20,000**	-	2,000,000	**20,000**	-
International Tourists and Hoteliers Ltd.	7,536,970	**247,129**	-	-	-	-
J K Capital (Pvt) Ltd.	24,000,000	**240,000**	-	24,000,000	**240,000**	-
J K Packaging (Pvt) Ltd.	1,450,000	-	14,500	1,450,000	-	14,500
JayKay Marketing Services (Pvt) Ltd.	39,800,000	**422,892**	315,343	-	-	15,720
John Keells Business Systems (UK) Ltd.	98	**9**	9	98	**9**	9
John Keells Computer Services (Pvt) Ltd.	9,650,000	**96,500**	96,500	9,650,000	**96,500**	96,500
John Keells Conventions (Pvt) Ltd.	50,000	-	-	50,000	-	-
John Keells Maldivian Resorts (Pte) Ltd.	7,096,736	**1,137,424**	1,137,424	-	-	-
John Keells Office Automation (Pvt) Ltd.	500,000	**5,000**	5,000	500,000	**5,000**	5,000
John Keells Singapore (Pte) Ltd.	160,000	**4,209**	4,209	160,000	**4,209**	4,209
John Keells Software Technologies (Pvt) Ltd.	800,000	-	-	800,000	-	-
John Keells Stock Brokers (Pvt) Ltd.	750,000	**500**	500	180,000	**120**	120
John Keells (Teas) Ltd.	12,000	**120**	120	12,000	**120**	120
John Keells Warehousing (Pvt) Ltd.	12,000,000	**120,000**	120,000	-	-	-
Kandy Walk Inn Ltd.	5,149,421	**366,379**	-	-	-	-
Keells Business Systems Ltd.	1,500,000	**15,000**	15,000	1,500,000	**15,000**	15,000
Keells Consultants Ltd.	15,700	**1,299**	1,299	15,700	**1,299**	1,299
Keells Hotel Management Services Ltd.	1,000,000	**19,055**	19,055	1,000,000	**19,055**	19,055
Keells Plantation Management Services (Pvt) Ltd.	-	-	141,401	-	-	141,401
Keells Realtors Ltd.	7,500,000	**75,000**	75,000	3,000,000	**30,000**	30,000
Keells Restaurants (Pvt) Ltd.	4,600,000	**46,000**	46,000	3,500,000	**35,000**	35,000
Keells Shipping (Pvt) Ltd.	50,000	**502**	502	50,000	**502**	502
Keells Tours (Pvt) Ltd.	550,000	**250**	250	550,000	**250**	250
Lanka Marine Services Ltd.	34,805,470	**1,325,218**	1,325,218	34,805,470	**1,325,218**	1,325,218
Mack Air Ltd.	500,000	**60**	60	500,000	**60**	60
Mack Air Services Maldives (Pte) Ltd.	4,900	**2,035**	2,035	4,700	**2,021**	2,021
Mack International Freight (Pvt) Ltd.	300,000	**69**	69	300,000	**69**	69
Mackinnon and Keells Financial Services Ltd.	1,080,000	**12,806**	12,806	972,000	**11,912**	11,912
Mackinnon Mackenzie and Company (Shipping) Ltd.	500,000	**14,200**	14,200	-	-	-
Mackinnon Mackenzie and Company of Ceylon Ltd.	9,000	-	-	6,600	-	-
Mackinnons American Express Travel (Pvt) Ltd.	350,000	**161**	161	350,000	**161**	161
Mackinnons Tours (Pvt) Ltd.	300,000	**131**	131	300,000	**131**	131
Matheson Keells Air Services (Pvt) Ltd.	94,921	-	-	94,921	-	-
Matheson Keells Enterprises (Pvt) Ltd.	627,999	-	-	627,999	-	-
Matheson Keells Enterprises (Pvt) Ltd. - Redeemable Non Voting Preference Shares	2,600,000	**41,098**	49,230	2,600,000	**41,098**	49,230
Mercantile Leasing (Financial Services) Ltd.	-	-	1	-	-	
MLL Insurance Brokers Ltd.	-	-	500	-	-	-
Mortlake Ltd.	300	**327,240**	327,240	300	**327,240**	327,240
Nature Odyssey (Pvt) Ltd.	10,000	**100**	100	10,000	**100**	100
Nexus Networks (Pvt) Ltd.	10,000	**100**	100	10,000	**100**	100
P&O Nedlloyds Keells (Pvt) Ltd.	-	-	150	-	-	150
Rajawella Hotels Ltd.	2,000,000	**20,000**	20,000	-	-	-
Resort Hotels Ltd.	75,007	**750**	750	-	-	-
Sports and Recreation Bentota (Pvt) Ltd.	1,000,002	**40,000**	40,000	-	-	-
Transware-Logistics (Pvt) Ltd.	11,000,000	**111,100**	111,100	11,000,000	**111,100**	111,100
Travel Club (Pte) Ltd.	29,059	**302,640**	302,640	-		-
Trinco Walk Inn Ltd.	3,000,000	**95,940**	95,940	-		-
Unawatuna Walk Inn Ltd.	2,432,150	**40,155**	40,155	-		-
Walkers Air Services Ltd.	750,000	**7,503**	7,502	750,000	**7,503**	7,503
Walkers Tours Ltd.	4,923,002	**127,973**	127,973	4,923,002	**127,973**	127,973
Whittall Boustead (Travel) Ltd.	750,000	**40,984**	40,984	675,000	**40,935**	40,935
Whittall Boustead Ltd.	9,918,880	**133,382**	133,382	7,258,264	**106,590**	106,590
Whittall Boustead Ltd. - Preference A	1,525	**152**	152	1,525	**152**	152
Whittall Boustead Ltd. - Preference B	54,320	**539**	539	54,320	**539**	539
Wirawila Walk Inn Ltd.	1,500,000	**21,885**	21,885	-	-	-
Yala Village (Pvt) Ltd.	7,500,000	**75,000**	-	-	-	-
Yala Village (Pvt) Ltd.- Non Voting Preference Shares	10,000,000	**100,000**	-	-	-	-
		7,354,106	5,691,850		**2,579,966**	2,514,932

As at 31st March *In Rs. '000s*	Number of Shares	Group 2006	2005	Number of Shares	Company 2006	2005
14.4 Investments in Subsidiaries Not Consolidated						
Colombo Life Assurance Ltd.	10,072	-	-	-	-	-
Elephant House (Ices) Ltd.	7	-	-	-	-	-
Facets Ltd.	15,000	**450**	450	15,000	**450**	450
Keells Exports Ltd.	250,000	-	-	250,000	-	-
Keells Systems Integrators Ltd.	500,000	**5,115**	5,115	500,000	**5,115**	5,115
Lakruwan Gems Ltd.	5,600	-	-	500	-	-
		5,565	5,565		**5,565**	5,565
14.5 Investments in Joint Ventures Not Consolidated						
Information Systems Associates	49	**30,161**	-	49	**30,161**	-
		30,161	-		**30,161**	-
14.6 Investments in Associates						
Quoted						
Nations Trust Bank Ltd.	37,610,014	**664,111**	238,750	25,157,200	**403,087**	191,000
Union Assurance Ltd.	9,242,109	**302,907**	286,918	6,560,457	**268,232**	252,244
Unquoted						
South Asia Gateway Terminals (Pvt) Ltd.	99,447,756	**994,478**	994,478	99,447,756	**994,478**	994,478
Maersk Lanka (Pvt) Ltd.	30,000	**150**	-	30,000	**150**	-
Profit Accruing to the Group		**1,144,685**	847,231		-	-
Adjustment on Account of Associate Company *Share of Net Assets*		**514,505**	305,584		-	-
(Goodwill) / Negative Goodwill on Acquisition of Associates		**(80,547)**	(46,462)		-	-
		3,540,289	2,626,499		**1,665,947**	1,437,722

As at 31st March *In Rs. '000s*	Number of Shares	Group 2006	2005	Number of Shares	Company 2006	2005
14.7 Other Quoted Investments						
Asia Capital Ltd.	-	-	502	-	-	-
Central Finance Company Ltd.	-	-	1	-	-	-
Ceylon Hotels Corporation	500	**30**	43	-	-	-
Colombo Fort Land & Building Co. Ltd.	65	-	45	-	-	-
DFCC Bank	-	-	15	-	-	-
Hatton National Bank Ltd.	-	-	1,270	-	-	-
Hayleys Ltd.	-	-	254	-	-	-
Hunter and Co. Ltd.	750	-	-	-	-	-
Lanka Ceramics Ltd.	-	-	69	-	-	-
Lanka Orix Leasing Company Ltd.	-	-	1	-	-	-
Lanka Walltiles Ltd.	-	-	270	-	-	-
Magpek Exports Ltd.	-	-	-	-	-	-
Merchant Bank of Sri Lanka	-	-	62	-	-	-
National Development Bank	-	-	950	-	-	-
Pelwatta Sugar Co. Ltd.	-	-	176	-	-	-
Royal Ceramic (Lanka) Ltd.	-	-	248	-	-	-
Seylan Bank Ltd.	-	-	66	-	-	-
Veyangoda Textiles Ltd.	-	-	-	-	-	-
		30	3,972		-	-

Market Value of Investments in Quoted Associate and Other Quoted Investments were Rs. 1,911 mn (2005 - Rs. 963.1 mn) and Rs. 1,318 mn (2005 - Rs. 664 mn) for the Group and Company respectively.

As at 31st March *In Rs. '000s*	Number of Shares	Group 2006	2005	Number of Shares	Company 2006	2005
14.8 Other Unquoted Investments						
A.E.N. Palm Oil Processing (Pvt) Ltd.	-	-	13,915	-	-	-
ACW Insurance Co. Ltd.	450,000	**1,269**	1,269	-	-	-
Asia Power (Pvt) Ltd.	777,055	**79,507**	79,507	777,055	**79,507**	79,507
Clunes Estates Co. Ltd.	450	-	-	-	-	-
Credit Information Bureau of Sri Lanka	-	-	10	-	-	-
Galoya Valley Food Products & Company Ltd.	1,000	-	-	-	-	-
Hattawa Rubber Co. Ltd.	150	-	-	-	-	-
Hill School Company Ltd.	100	-	-	-	-	-
Lady Havelock Garden Co. Ltd.	10,800	-	-	-	-	-
Lanka Glass Manufacturers (Pvt) Ltd.	250,000	-	-	250,000	-	-
Matheson Bosanquet Enterprises Ltd.	105,968	-	-	-	-	-
Niriwatte Co. Ltd.	2,106	-	-	-	-	-
Peacock Sasani Estate	725	-	-	-	-	-
Pyramid Unit Trust	*310,000*	***3,100***	*3,100*	-	-	-
R.E.A. Holdings Plc.	500	-	-	-	-	-
Rainforest Ecolodge (Pvt) Ltd.	2,500,000	**25,000**	25,000	-	-	-
Rajawella Holdings Ltd.	3,000,000	**15,000**	15,000	3,000,000	**15,000**	15,000
Rakawana Ltd.	101	-	-	-	-	-
SLFFA Cargo Services Ltd.	64,642	**716**	716	-	-	-
Sri Lanka Hotel Tourism Training Institute	15,004	**150**	150	-	-	-
Sri Lanka Port Management & Consultancy Services Ltd.	100	**1**	1	-	-	-
TCI Hotels (Lanka) Ltd.	1	-	-	-	-	-
The St. Heliers Teas Company Ltd.	150	-	-	-	-	-
The York Company Ltd.	100	**1**	1	-	-	-
Theresias Estates Company Ltd.	1,350	-	-	-	-	-
Uplands Tea Estates of Ceylon	2,692	-	-	-	-	-
Upper Maskeliya Co. State	2,327	-	-	-	-	-
Veyangoda Textiles Ltd.	130,000	-	-	130,000	-	-
Wariyapola Ltd.	501	-	-	-	-	-
Whitmine and Gem Exports Ltd.	32,500	-	-	-	-	-
Whittall Estate & Agencies Ltd.	15,352	**154**	154	-	-	-
		124,898	138,823		**94,507**	94,507
Total Value of Investments including Subsidiaries		**21,995,844**	21,885,335		**14,617,151**	14,688,090
Group Investments		**(18,294,901)**	(19,110,476)		-	-
Total Value of Investments		**3,700,943**	2,774,859		**14,617,151**	14,688,090

Directors' valuation of Other Unquoted Investments referred in to in Notes 14.3, 14.4, 14.5, 14.7 and 14.8 amounts to Rs. 160.6 mn and Rs.2,710.2 mn for the Group and Company respectively.

As at 31st March *In Rs. '000s*	Group 2006	2005	Company 2006	2005
14.9 Movement				
At the beginning of the year	**2,774,859**	2,299,629	**14,688,090**	10,882,911
Additions	**474,161**	13,920	**375,223**	4,268,889
New Acquisitions	-	4,181	**290,311**	543,527
Disposals and Transfers	**(3,940)**	(21,813)	**(695,216)**	(928,333)
Adjustment due to Sale of Non-Current Investments	**(16,427)**	-	-	-
Net Movement in Fall in Value of Investments	-	-	**(41,257)**	(78,904)
Adjustment on Account of Associate Company Share of Net Assets	**208,921**	263,405	-	-
Share of Profits of Associate Companies	**297,454**	189,802	-	-
(Goodwill)/Negative Goodwill on Associate Companies	**(34,085)**	25,735	-	-
At the end of the year	**3,700,943**	2,774,859	**14,617,151**	14,688,090

Except for the following companies, all other investments are at a par value of Rs. 10 per share

Ceylon Cold Stores Ltd.	Rs.	8
Fantasea World Investments (Pte) Ltd.	MRF	10
John Keells Business Systems (UK) Ltd.	GBP	1
John Keells Maldivian Resorts (Pte) Ltd.	MRF	10
John Keells Singapore (Pte) Ltd.	SGD	1
Mack Air Services Maldives (Pte) Ltd.	MRF	10
Matheson Keells Air Services (Pvt) Ltd.	INR	10
Matheson Keells Enterprises (Pvt) Ltd.	INR	10
Travel Club (Pte) Ltd.	MRF	10

Group Effective Holding percentages in Subsidiary and Associate companies are disclosed in the Group Directory on pages 169 and 170.

	Group		Company	
As at 31st March *In Rs. '000s*	**2006**	2005	**2006**	2005
15 INVESTMENT PROPERTY				
At the beginning of the year	-	-	-	-
Reclassified from Property, Plant and Equipment	1,475,694	-	350,143	-
Change in Fair Value on adoption of SLAS 40	751,232	-	359,845	-
Fair Value as of 1 April 2005	2,226,926	-	709,988	-
Additions	13,875	-	1,540	-
Change in Fair Value during the year	226,645	-	88,472	-
At the end of the year	2,467,446	-	800,000	-

In compliance with the Transitional Provisions of SLAS 40 (Revised 2003), the Revaluation Surplus relating to Investment Property as at 1 April 2005 amounting to Rs. 559.7 mn for the Group and Rs. 284.5 mn for the Company, and the Change in Fair Value arising on the valuation as of 1 April 2005, of Rs. 751.2 mn and Rs. 359.8 mn for the Group and Company respectively, have been credited to Retained Earnings.

As a result of the valuation of investment properties as at 31 March 2006 the gain arising from the change in Fair Value during the year, of Rs. 226.6 mn and Rs. 88.4 mn for the Group and Company respectively, has been credited to the Income Statement.

Property	Method of Valuation	Valuer
Keells Realtors Ltd. Nawam Mawatha, Colombo 2	Investment Method	Mr. G. J. Sumanasena, Incorporated Valuer
Asian Hotels and Properties Ltd. Crescat Boulevard, Colombo 3	Investment Method	Mr. P. B. Kalugalagedera, Chartered Valuation Surveyor
Trans Asia Hotels Ltd. Commercial Centre, Colombo 2	Accredited Contractor basis	M/S A. Y .Daniel & Son, Incorporated Valuer
Tea Smallholder Factories Ltd. Store Complex, Peliyagoda	Investment Method	Mr. G. J. Sumanasena, Incorporated Valuer

The Investment Property of John Keells Holdings Ltd. was valued by Mr. G. J Sumanasena, Incorporated Valuer using the Open Market Value Method of valuation for both 1 April 2005 and 31 March 2006.

Rental Income earned from Investment Property by the Group and Company amount to Rs. 149 mn and Rs. 34 mn, respectively. Direct Operating Expenses incurred by the Group and Company amounted to Rs. 74 mn and Rs. 10.5 mn, respectively.

As at 31st March In Rs. '000s	Group 2006	Group 2005	Company 2006	Company 2005
16 OTHER NON-CURRENT ASSETS				
Bottles	**446,176**	452,733	-	-
Work-in-Progress and Unsold Apartments	**277,427**	334,509	-	-
Operating Lease Prepayments	**140,895**	50,003	-	-
Lease and Rental Recoverable	-	1,496,356	-	-
Loans and Advances	**205,400**	31,708	-	-
Loans to Subsidiaries	-	-	**65,906**	92,601
Others	**10,068**	13,614	-	-
	1,079,966	2,378,923	**65,906**	92,601

As at 31st March In Rs. '000s	Group 2006	Group 2005	Company 2006	Company 2005
17 INVENTORIES				
Raw Materials	**169,901**	128,447	-	-
Work-in-Progress	**28,448**	19,973	-	-
Finished Goods	**1,398,271**	1,027,112	-	-
Produce Stocks	**141,744**	136,476	-	-
Other Stocks	**345,079**	330,752	**874**	917
	2,083,443	1,642,760	**874**	917

As at 31st March In Rs. '000s	Note	Group 2006	Group 2005	Company 2006	Company 2005
18 TRADE AND OTHER RECEIVABLE					
Trade and other Receivable		**4,012,621**	5,392,635	**73,873**	259,325
Tax Refunds		**950,806**	795,420	**14,141**	14,141
Loans to Executives	18.1	**300,179**	240,500	**251,242**	199,902
		5,263,606	6,428,555	**339,256**	473,368
18.1 Loans to Executives					
At the beginning of the year		**240,500**	207,590	**199,902**	186,475
Loans Granted		**188,284**	106,909	**137,096**	86,741
New Acquisitions		-	23,733	-	-
Loans Recovered		**(105,897)**	(97,732)	**(85,756)**	(73,314)
Adjustment due to Sale of Non-Current Investments		**(22,708)**	-	-	-
At the end of the year		**300,179**	240,500	**251,242**	199,902

As at 31st March In Rs. '000s	Group 2006	Group 2005	Company 2006	Company 2005
19 SHORT TERM INVESTMENTS				
Treasury Bills	**1,185,349**	1,071,684	-	12,500
Commercial Papers	-	321,334	-	-
Fixed and Call Deposits	**1,352,379**	1,637,401	-	-
	2,537,728	3,030,419	-	12,500

As at 31st March	2006		2005	
	Number of Shares in '000s	Value of Shares Rs. '000	Number of Shares in '000s	Value of Shares Rs. '000
20 SHARE CAPITAL				
Authorised				
1,000,000,000 Ordinary Shares of Rs. 10 each	**1,000,000**	**10,000,000**	1,000,000	10,000,000
Issued and Fully Paid				
As Ordinary Shares of Rs. 10 each				
At the beginning of the year	**330,923**	**3,309,234**	299,436	2,994,364
Share Options Exercised	**2,036**	**20,356**	1,532	15,324
Bonus Issue	**66,196**	**661,961**	29,955	299,546
At the end of the year	**399,155**	**3,991,551**	330,923	3,309,234
As Global Depository Receipts (GDRs) with each GDR representing two Ordinary Shares				
At the beginning of the year	**710**	**7,099**	645	6,454
Bonus Issue	**142**	**1,420**	65	645
At the end of the year	**852**	**8,519**	710	7,099
Total Issued and Fully Paid Capital	**400,007**	**4,000,070**	331,633	3,316,333

The Company granted a Bonus Issue of one Ordinary Share for every five existing Ordinary Shares (2005 - 1:10 Ordinary Shares) held on 3 June 2005.

12,011,636 shares (2005 - 11,928,984) have been reserved to be issued under the Employee Share Option Plan as at 31 March 2006. The number of issued and fully paid shares is disclosed in the Director's report on pages 108 and 109.

As at 31st March In Rs. '000s	Note	Group 2006	Group 2005	Company 2006	Company 2005
21 CAPITAL RESERVES					
Share Premium	21.1	**5,205,207**	5,778,803	**5,205,203**	5,778,799
Revaluation Reserve	21.2	**1,959,778**	1,178,326	**-**	284,538
Exchange Translation Reserve	21.3	**618,070**	518,515	**-**	-
Other Capital Reserves	21.4	**418,640**	418,640	**-**	-
		8,201,695	7,894,284	**5,205,203**	6,063,337

21.1 Share Premium consists of amounts received in excess of the par value of the shares issued by the holding company.

21.2 Revaluation Reserve consists of the net surplus on the revaluation of Property, Plant and Equipment as described in Note 12. The unrealised surplus cannot be directly distributed to shareholders.

21.3 Exchange Translation Reserve comprises the net exchange movement arising on the translation of net equity investments of overseas subsidiaries into Sri Lanka Rupees.

21.4 Other Capital Reserves comprises Capital Redemption Reserve funds arising from the redemption of Preference Shares of Subsidiaries.

As at 31st March In Rs. '000s	Note	Group 2006	Group 2005	Company 2006	Company 2005
22 REVENUE RESERVES					
General Reserve	22.1	**3,370,775**	2,888,844	**2,100,000**	1,600,000
Investment Equalisation Reserve	22.2	**75,000**	75,000	**75,000**	75,000
Dividend Reserve	22.3	**1,585,169**	1,585,169	**1,519,322**	1,519,322
Other Revenue Reserves	22.4	**5,030,944**	4,549,013	**3,694,322**	3,194,322
Accumulated Profit		**5,712,005**	3,056,176	**1,289,375**	590,507
		10,742,949	7,605,189	**4,983,697**	3,784,829

22.1 General Reserve represents amounts set aside by Directors for future expansion, and to meet any contingencies.

22.2 Investment Equalisation Reserve comprises amounts set aside by the Directors for Fall in Value of Long Term Investments of the Company.

22.3 Dividend Reserve represents amounts available for equalising Dividend payments.

22.4 Movement of Other Revenue Reserves - Group

	General Reserve	Investment Equalisation Reserve	Dividend Reserve	Total Other Revenue Reserves
As at 1 April 2004	1,881,987	75,000	1,171,322	3,128,309
Disposals and Changes in Holding	(8,217)	-	(3,978)	(12,195)
Reserved during the year				
General Reserve	1,015,074	-	-	1,015,074
Dividend Reserve	-	-	417,825	417,825
As at 31 March 2005	2,888,844	75,000	1,585,169	4,549,013
Disposals and Changes in Holding	(16,574)	-	-	(16,574)
Transfers	(1,495)	-	-	(1,495)
Reserved during the year				
General Reserve	500,000	-	-	500,000
As at 31 March 2006	**3,370,775**	**75,000**	**1,585,169**	**5,030,944**

As at 31st March In Rs. '000s	Group 2006	Group 2005
23 MINORITY INTEREST		
At the beginning of the year	**3,715,890**	4,939,611
Movement in Reserves	**191,373**	(2,501)
New Acquisitions	**17,395**	-
Adjustment on Account of Changes in Holding	**(5,788)**	(1,309,906)
Adjustment due to Sale of Non-Current Investments	**(396,559)**	-
Profit Attributable to Minority Shareholders (Net of Dividends)	**143,821**	88,686
As at the end of the year	**3,666,132**	3,715,890

As at 31st March In Rs. '000s	Group 2006	2005
24 NEGATIVE GOODWILL		
Cost		
At the beginning of the year	**1,676,666**	1,593,073
Additions/Transfers	**(17,112)**	83,827
Adjustment due to Deemed Disposal and Restructuring	**-**	(234)
Adjustment due to Sale of Non-Current Investments	**(197,677)**	-
At the end of the year	**1,461,877**	1,676,666
Accumulated Amortisation		
At the beginning of the year	**(356,912)**	(300,440)
Transfers	**5,294**	21,232
Amortisation	**(78,151)**	(77,704)
Adjustment due to Sale of Non-Current Investments	**14,414**	-
At the end of the year	**(415,355)**	(356,912)
Net Carrying Value	**1,046,522**	1,319,754

As at 31st March In Rs. '000s	Group 2006	2005
25 NON-INTEREST BEARING BORROWINGS		
At the beginning of the year	**35,000**	35,000
New Acquisitions	**-**	165
Repayments	**-**	(165)
At the end of the year	**35,000**	35,000
Repayable within One Year	**20,000**	20,000
Repayable after One Year	**15,000**	15,000
	35,000	35,000

As at 31st March In Rs. '000s	Group 2006	Group 2005	Company 2006	Company 2005
26 INTEREST BEARING BORROWINGS				
26.1 Movement				
At the beginning of the year	**3,441,300**	1,963,164	**930,131**	909,251
Additions	**1,617,800**	685,738	**-**	200,000
Transfers	**-**	134	**-**	-
New Acquisitions	**-**	1,505,425	**-**	-
Adjustment due to Sale of Non-Current Investments	**(1,867,226)**	-	**-**	-
Repayments	**(702,994)**	(713,161)	**(165,157)**	(179,120)
At the end of the year	**2,488,880**	3,441,300	**764,974**	930,131
Repayable within One Year	**445,015**	655,012	**164,974**	165,157
Repayable after One Year	**2,043,865**	2,786,288	**600,000**	764,974
	2,488,880	3,441,300	**764,974**	930,131

Group Interest Bearing Borrowings include Finance Lease Obligations amounting to Rs. 13.5 mn (2005 - Rs. 307.1 mn), details of which are disclosed in note 26.2.

As at 31st March *In Rs. '000s*	Group 2006	2005
26.2 Finance Leases		
At the beginning of the year	**307,135**	311,665
Additions	**-**	11,000
New Acquisitions	**-**	3,871
Adjustment due to Sale of Non-Current Investments	**(283,126)**	
Repayments	**(10,489)**	(19,401)
At the end of the year	**13,520**	307,135
Finance Lease Obligations Repayable within 1 Year		
Gross Liability	**2,101**	31,934
Finance Charges	**(52)**	(14,437)
Net Lease Obligation	**2,049**	17,497
Finance Lease Obligations Repayable between 1 and 5 Years		
Gross Liability	**5,746**	545,475
Finance Charges	**-**	(262,999)
Net Lease Obligation	**5,746**	282,476
Finance Lease Obligations Repayable after 5 Years		
Gross Liability	**5,725**	7,162
Finance Charges	**-**	-
Net Lease Obligation	**5,725**	7,162

26.3 Security and Repayment Terms

	Lending Institution	Nature of Facility	Interest Rate and Security	Repayment Terms	2006	2005
John Keells Holdings Ltd.	SCB	Term Loan	TB rate+2.7%, Land, Building and Shares	Bi-annual repayment over 5 years from the date of each draw down commencing May 2002	**64,719**	129,438
	NDB	Term Loan	8.5%, Walk in Type Canopy and Accessories	48 monthly installments commencing Dec 2002	**255**	693
	NDB	Term Loan	10.25%, Unsecured	4 Bi-annual repayments commencing June 2005	**100,000**	200,000
	WML	Term Loan	10.5%, Unsecured	On 18-2-2008	**500,000**	500,000
	WML	Term Loan	9.54%, Unsecured	On 29-7-2008	**100,000**	100,000
					764,974	930,131
Group Companies						
Asian Hotels and Properties Ltd.						
Cinnamon Grand	NDB	Term Loan	9.38%, Land and Shares of Trans Asia Hotels Ltd.	36 monthly installments commencing Nov 2003	**38,244**	103,800
	Commercial Bank	Term Loan	12% first year and at AWPLR thereafter, Unsecured	13 quarterly installments with a grace period of 18 months	**800,000**	-
	HNB	Term Loan	AWPLR, Unsecured	24 monthly installments with a grace period of 18 months	**350,000**	-
Crescat Division	NDB	Finance Lease			**8**	1,419
Ceylon Cold Stores Ltd.	NDB	Term Loan	10.5%, Unsecured	60 monthly installments commencing Aug 2004	**133,333**	233,333

26.3 Security and Repayment Terms

	Lending Institution	Nature of Facility	Interest Rate and Security	Repayment Terms	2006	2005
Habarana Walk Inn Ltd.	HNB	Term Loan	11.98%, Corporate Guarantee of Keells Hotels Ltd.	Bi-annual repayment over 5 years with a grace period of 1 year	**115,000**	-
Jaykay Marketing Services (Pvt) Ltd.	HNB	Term Loan	6 month TB rate+1.35%, Negative pledge of Stocks and debtors of Keells Super Mt. Lavinia, Nugegoda and Borella	60 monthly installments commencing March 2004	**61,250**	82,250
John Keells Warehousing (Pvt) Ltd.	Deutsche Bank	Asset Backed Notes	21.98%, Corporate Guarantee of John Keells Ltd.	Repayment over 10 years commencing May 2003	**83,370**	85,983
Keells Foods Products Ltd.	HNB	Term Loan	6 month TB Rate+1.75% p.a to be reviewed bi-annually Negative pledge over Land and Building at Ekala, Jaela	36 monthly installments commencing June 2004, with a grace period of 1 year	**50,500**	70,000
Keells Restaurants (Pvt) Ltd.	NTB	Corporate Debt Note	6 month TB Rate + 1% Money Market, Unsecured	36 monthly installments commencing Sept 2006	**50,000**	50,000
	HSBC	Term Loan	9.3%, Unsecured	12 quarterly installments commencing Sept 2004	**23,333**	36,667
Mackinnon and Keells Financial Services Ltd.	NDB	Term Loan	8.5%, Unsecured	60 monthly installments commencing May 2002	**163**	314
Trans Asia Hotels Ltd.	UDA	Finance Lease			**12,906**	14,343
Tea Smallholder Factories Ltd.	CFL	Finance Lease			**604**	1,421
Whittal Boustead Ltd.		Debenture	7.5%, Unsecured		**195**	195
Yala Village (Pvt) Ltd.	BOC	Term Loan	AWPLR-1.2%, Unsecured	Quarterly repayments over 5 years commencing March 2007, with a grace period of 1 year	**5,000**	-
Facilities Settled During The Year						
Asian Hotels and Properties Ltd. Crescat Division					-	1,700
Ceylon Holiday Resorts Ltd.					-	139
Tea Smallholder Factories Ltd.					-	14,554
Comparatives Relating to Companies Disposed						
Mercantile Leasing (Financial Services) Ltd.					-	2,000
Mercantile Leasing Ltd.					-	1,303,085
MLL Insurance Brokers Ltd.					-	124
Namunukula Plantations Ltd.					-	509,842
					2,488,880	3,441,300

As at 31st March In Rs. '000s	Group 2006	Group 2005	Company 2006	Company 2005
27 DEFERRED TAX LIABILITIES				
At the beginning of the year	**274,736**	348,090	-	-
Charge/(Release)	**26,048**	(76,250)	-	-
New Acquisitions	-	2,505	-	-
Transfers	-	379	-	-
Exchange Translation Difference	**(105)**	12	-	-
At the end of the year	**300,679**	274,736	-	-

As at 31st March In Rs. '000s	Group 2006	Group 2005	Company 2006	Company 2005
28 RETIREMENT BENEFIT OBLIGATIONS				
At the beginning of the year	**752,670**	633,783	**68,477**	59,021
Provision	**144,792**	183,407	**20,086**	16,611
New Acquisitions / Transfers	**308**	7,476	-	-
Transfers	-	-	-	-
Adjustment due to Sale of Non-Current Investments	**(211,070)**	-	-	-
Payments	**(62,227)**	(72,167)	**(14,729)**	(7,155)
Exchange Translation Difference	-	171	-	-
At the end of the year	**624,473**	752,670	**73,834**	68,477

The Gratuity Liability of the Non-Executive Staff of Ceylon Cold Stores Ltd., is based on the Actuarial Valuation carried out by Messrs. Actuarial & Management Consultants (Pvt) Ltd., Actuaries, on 26 August 2004. The principle assumptions used in determining the cost of retirement benefits were:

Interest Rate	11%
Rate of Salary Increase	
Clerical	4.07%
Labour	4.06%
Sales Representatives	3.94%
Further Salary Increase	10%
Retirement Age	
Clerical and Labour	60 years
Sales Representatives	55 years

As at 31st March In Rs. '000s	Group 2006	2005
29 OTHER DEFERRED LIABILITIES		
At the beginning of the year	**112,413**	103,340
Grants Received	**4,460**	14,298
New Acquisitions		-
Amortisation	**(3,422)**	(5,225)
Adjustment due to Sale of Non-Current Investments	**(108,054)**	-
At the end of the year	**5,397**	112,413
Amounts expected to be Amortised within 1 year	**1,635**	5,342
Amounts expected to be Amortised after 1 year	**3,762**	107,071
	5,397	112,413

	Basis of Amortisation	2006	2005
Namunukula Plantations Ltd.			
Plantations Housing and Social Welfare Trust	2.5% p.a.	-	64,680
Asian Development Bank	2.5% & 12.5% p.a.	-	32,817
Sri Lanka Tea Board Subsidy	7.5% p.a.	-	1,650
Others	2.5% & 7.5% p.a.	-	4,920
Tea Smallholder Factories Ltd.			
Plantations Housing and Social Welfare Trust	2.5% p.a.	**655**	673
Sri Lanka Tea Board Subsidy	12.5% p.a.	**4,742**	6,616
Mercantile Leasing (Financial Services) Ltd.	20% p.a.	-	1,057
		5,397	112,413

As at 31st March In Rs. '000s	Group 2006	2005	Company 2006	2005
30 TRADE AND OTHER PAYABLES				
Trade Payables	**2,266,832**	2,154,277	-	39
Advances and Deposits	**583,379**	1,349,117	-	-
Sundry Creditors including Accrued Expenses	**1,323,474**	953,669	**203,408**	76,830
Other Payables	**820,511**	519,387	-	-
	4,994,196	4,976,450	**203,408**	76,869

As at 31st March In Rs. '000s	Warranty	Maintenance	Group 2006	Group 2005
31 PROVISIONS				
At the beginning of the year	49	2,243	**2,292**	7,301
Additions	-	9,276	**9,276**	6,356
Utilised	-	(399)	**(399)**	(5,586)
Reversals	(2)	(9,430)	**(9,432)**	(5,779)
At the end of the year	47	1,690	**1,737**	2,292
To be utilised within one year	47	1,690	**1,737**	2,292
To be utilised after one year	-	-	**-**	-
	47	1,690	**1,737**	2,292

As at 31st March In Rs. '000s	Group 2006	Group 2005	Company 2006	Company 2005
32 INCOME TAX LIABILITIES				
At the beginning of the year	**356,513**	118,538	**17,519**	-
Provision	**577,631**	615,038	**13,000**	17,519
New Acquisitions	**-**	15,629	**-**	-
Payments and Set off against Refunds	**(699,938)**	(392,682)	**-**	-
Adjustment due to Sale of Non-Current Investments	**(21,722)**	-	**-**	-
At the end of the year	**212,484**	356,513	**30,519**	17,519

As at 31st March In Rs. '000s	Group 2006	Group 2005	Company 2006	Company 2005
33 SHORT TERM BORROWINGS				
Loans	**967,020**	3,408,256	**500,000**	1,632,400
Commercial Papers	**-**	200,000	**-**	-
	967,020	3,608,256	**500,000**	1,632,400

The Company had pledged part of its Equity Investment to Bank of Ceylon and Seylan Bank as collateral for Short Term banking facilities.

34 SEGMENT INFORMATION

34.1 Primary Segments (Business Segments)

For the year ended 31st March *In Rs. '000s*	Transportation 2006	Transportation 2005	Leisure 2006	Leisure 2005	Property 2006	Property 2005	Food & Beverage 2006	Food & Beverage 2005	Financial Services 2006	Financial Services 2005	Information Technology 2006	Information Technology 2005	Others 2006	Others 2005	Group Total 2006	Group Total 2005
Total Revenue	10,640,170	7,679,782	6,109,023	6,013,065	2,544,530	734,871	8,399,728	6,535,675	2,681,154	2,130,154	1,895,994	1,495,903	2,929,663	3,751,251	35,200,262	28,340,701
Inter Segment Revenue	(115,703)	(100,538)	(68,606)	(27,121)	(108,040)	(121,770)	(46,824)	(38,643)	(547)	(6,361)	(163,565)	(152,176)	(415,517)	(322,934)	(918,802)	(769,543)
Intra Segment Revenue	-	-	(503,694)	(554,049)	-	-	(210,382)	(129,107)	(39)	-	(11,677)	(12,206)	(39,102)	(71,631)	(764,894)	(766,993)
Segment Revenue	10,524,467	7,579,244	5,536,723	5,431,895	2,436,490	613,101	8,142,522	6,367,925	2,680,568	2,123,793	1,720,752	1,331,521	2,475,044	3,356,686	33,516,566	26,804,165
Share of Associate Company Revenue	(1,660,157)	(1,643,136)	-	-	-	-	-	-	(1,929,516)	(1,514,920)	-	-	-	-	(3,589,673)	(3,158,056)
Revenue	8,864,310	5,936,108	5,536,723	5,431,895	2,436,490	613,101	8,142,522	6,367,925	751,052	608,873	1,720,752	1,331,521	2,475,044	3,356,686	29,926,893	23,646,109
Profit from Operating Activities	1,567,656	1,056,689	699,233	835,926	749,150	212,464	395,336	245,217	215,601	156,540	115,989	(4,788)	(284,494)	220,034	3,458,471	2,722,082
Share of Associate Company Profits	806,667	822,218	-	-	-	-	-	-	151,291	10,638	-	-	-	-	957,958	832,856
Segment Results	2,374,323	1,878,907	699,233	835,926	749,150	212,464	395,336	245,217	366,892	167,178	115,989	(4,788)	(284,494)	220,034	4,416,429	3,554,938
Finance Expenses	(3,866)	(3,635)	(93,627)	(26,335)	79	2,202	(84,836)	(82,758)	(290)	(650)	(886)	(28)	(341,913)	(292,699)	(525,339)	(403,903)
Change in Fair Value of Investment Properties	-	-	121,500	-	97,645	-	-	-	-	-	-	-	7,500	-	226,645	-
Profit on Sale of Non Current Investment	-	-	-	-	-	-	-	-	-	-	-	-	192,726	-	192,726	-
Profit/(Loss) Before Tax	2,370,457	1,875,272	727,106	809,591	846,874	214,666	310,500	162,459	366,602	166,528	115,103	(4,816)	(426,181)	(72,665)	4,310,461	3,151,035
Tax Expense	(159,438)	(154,657)	(108,377)	(91,072)	(15,141)	(28,551)	(119,915)	(119,069)	(116,409)	(67,059)	(31,663)	(22,050)	(267,898)	(163,059)	(818,841)	(645,517)
Profit/(Loss) After Tax	2,211,019	1,720,615	618,729	718,519	831,733	186,115	190,585	43,390	250,193	99,469	83,440	(26,866)	(694,079)	(235,724)	3,491,620	2,505,518
Minority Interest	(98,575)	(92,612)	(93,755)	(168,117)	(130,856)	(26,427)	(86,658)	(15,250)	(25,893)	(29,777)	-	-	(5,743)	(81,509)	(441,480)	(413,692)
Profit/(Loss) from Ordinary Activities	2,112,444	1,628,003	524,974	550,402	700,877	159,688	103,927	28,140	224,300	69,692	83,440	(26,866)	(699,822)	(317,233)	3,050,140	2,091,826
Extra - Ordinary Items	-	-	-	185,427	-	-	-	-	-	-	-	-	-	-	-	185,427
Net Profit for the Year	2,112,444	1,628,003	524,974	735,829	700,877	159,688	103,927	28,140	224,300	69,692	83,440	(26,866)	(699,822)	(317,233)	3,050,140	2,277,253
Others																
Purchase of Property, Plant and Equipment	217,043	45,735	3,259,292	1,111,425	256,868	350,100	367,364	329,989	25,412	14,803	15,575	8,668	120,917	451,168	4,262,471	2,311,888
Depreciation	63,898	60,340	432,958	425,993	31,842	78,646	292,069	301,161	46,720	38,989	848	14,573	215,124	154,857	1,083,459	1,074,559
Gratuity Provision	17,296	10,643	37,428	39,324	2,622	3,357	34,030	37,663	5,173	3,560	12,568	11,191	35,675	77,669	144,792	183,407

In addition to Segment Results other information such as Finance Expenses, Tax Expenses have been segmented for better presentation.

34 SEGMENT INFORMATION

34.2 Primary Segments (Business Segments)

As at 31st March *In Rs. '000s*	Transportation 2006	Transportation 2005	Leisure 2006	Leisure 2005	Property 2006	Property 2005	Food & Beverage 2006	Food & Beverage 2005	Financial Services 2006	Financial Services 2005	Information Technology 2006	Information Technology 2005	Others 2006	Others 2005	Group Total 2006	Group Total 2005
Property, Plant and Equipment	**1,192,659**	1,057,791	**12,355,737**	9,872,234	**3,568,534**	4,154,645	**1,931,693**	1,858,916	**5,889**	180,084	**17,293**	2,927	**1,040,379**	2,891,110	**20,112,184**	20,017,707
Intangible Assets	-	-	-	-	**3,138**	3,873	**24,038**	26,707	-	-	-	-	-	-	**27,176**	30,579
Investment in Subsidiaries and Joint Ventures	-	-	-	-	-	-	-	-	-	-	-	-	**35,726**	5,565	**35,726**	5,565
Investments in Associates	**2,355,964**	2,035,880	-	-	-	-	-	-	**1,184,325**	590,619	-	-	-	-	**3,540,289**	2,626,499
Other Investments	**464**	1,984	**25,083**	25,083	**1,620**	100	**3,100**	3,100	-	3,939	-	-	**94,660**	108,589	**124,928**	142,795
Investment Property	-	-	**1,110,870**	-	**1,279,077**	-	-	-	-	-	-	-	**77,499**	-	**2,467,446**	-
Other Non-Current Assets	**1,568**	2,558	**297,381**	-	**277,427**	334,509	**446,177**	452,733	**8,500**	1,539,120	-	-	**48,913**	50,003	**1,079,966**	2,378,923
Segment Non-Current Assets	**3,550,655**	3,098,213	**13,789,071**	9,897,317	**5,129,796**	4,493,127	**2,405,008**	2,341,456	**1,198,714**	2,313,762	**17,293**	2,927	**1,297,178**	3,055,267	**27,387,715**	25,202,068
Goodwill															**594,704**	909,171
Total Non-Current Assets															**27,982,419**	26,111,239
Inventories	**975,557**	578,456	**198,354**	168,332	**3,667**	4,513	**613,240**	468,150	-	-	**133,992**	98,804	**158,633**	324,504	**2,083,443**	1,642,760
Trade and Other Receivable	**1,128,204**	1,013,160	**1,292,001**	904,152	**271,207**	84,883	**576,220**	537,695	**93,005**	1,851,999	**344,571**	278,793	**607,591**	962,454	**4,312,800**	5,633,135
Short Term Investments	**909,488**	880,653	**343,223**	549,434	**928,875**	1,428,232	**20,000**	8,000	**141,940**	25,028	**71,753**	52,000	**122,449**	87,072	**2,537,728**	3,030,419
Cash in Hand and at Bank	**543,155**	518,272	**474,961**	1,273,871	**153,115**	36,627	**63,337**	203,409	**19,626**	87,256	**86,972**	141,703	**252,063**	225,739	**1,593,228**	2,486,878
Segment Current Assets	**3,556,404**	2,990,541	**2,308,539**	2,895,789	**1,356,864**	1,554,255	**1,272,797**	1,217,254	**254,571**	1,964,283	**637,288**	571,300	**1,140,736**	1,599,769	**10,527,199**	12,793,192
Tax Refunds															**950,806**	795,420
Total Current Assets															**11,478,005**	13,588,612
Total Assets															**39,460,424**	39,699,851
Non Interest Bearing Borrowings	**15,000**	15,000	-	-	-	-	-	-	-	-	-	-	-	-	**15,000**	15,000
Interest Bearing Borrowings	-	-	**1,224,370**	51,150	**358**	509	**139,017**	318,416	-	1,113,388	-	-	**680,120**	1,302,825	**2,043,865**	2,786,288
Retirement Benefit Obligations	**57,439**	49,580	**176,903**	158,749	**11,378**	9,824	**185,364**	158,711	**6,757**	12,646	**52,907**	44,790	**133,725**	318,370	**624,473**	752,670
Other Deferred Liabilities	-	-	-	-	-	-	-	-	-	1,056	-	-	**5,397**	111,357	**5,397**	112,413
Other Non Current Liabilities	-	-	-	-	-	-	**336,827**	268,669	-	-	-	-	-	-	**336,827**	268,669
Segment Non-Current Liabilities	**72,439**	64,580	**1,401,273**	209,899	**11,736**	10,333	**661,208**	745,796	**6,757**	1,127,090	**52,907**	44,790	**819,242**	1,732,552	**3,025,562**	3,935,040
Negative Goodwill															**1,046,522**	1,319,754
Deferred Tax Liabilities															**300,679**	274,736
Total Non-Current Liabilities															**4,372,763**	5,529,530
Trade and Other Payable	**1,713,776**	1,341,012	**1,460,525**	685,802	**440,611**	1,163,067	**717,708**	643,282	**88,975**	354,337	**286,604**	315,250	**285,997**	473,700	**4,994,196**	4,976,450
Provisions	-	-	-	-	-	-	-	-	-	-	**1,737**	2,292	-	-	**1,737**	2,292
Short Term Borrowings	-	-	**267,020**	-	-	-	**200,000**	200,000	-	1,165,389	-	-	**500,000**	2,242,867	**967,020**	3,608,256
Current Portion of Non-Interest Bearing Borrowings	**20,000**	20,000	-	-	-	-	-	-	-	-	-	-	-	-	**20,000**	20,000
Current Portion of Interest Bearing Borrowings	-	-	**96,778**	67,132	**8**	3,119	**179,400**	153,833	-	191,821	-	-	**168,829**	239,107	**445,015**	655,012
Bank Overdrafts	**129,706**	197,367	**400,865**	211,495	**113,735**	14,849	**291,192**	307,071	**32,581**	448,751	**3,239**	499	**865,045**	840,070	**1,836,363**	2,020,102
Segment Current Liabilities	**1,863,482**	1,558,379	**2,225,188**	964,429	**554,354**	1,181,035	**1,388,300**	1,304,186	**121,556**	2,160,298	**291,580**	318,041	**1,819,871**	3,795,744	**8,264,331**	11,282,112
Income Tax Liabilities															**212,484**	356,513
Total Current Liabilities															**8,476,815**	11,638,625
Total Liabilities															**12,849,578**	17,168,155
Total Segment Assets	**7,107,059**	6,088,754	**16,097,610**	12,793,106	**6,486,660**	6,047,382	**3,677,805**	3,558,710	**1,453,285**	4,278,045	**654,581**	574,227	**2,437,914**	4,655,036	**37,914,914**	37,995,260
Total Segment Liabilities	**1,935,921**	1,622,959	**3,626,461**	1,174,328	**566,090**	1,191,368	**2,049,508**	2,049,982	**128,313**	3,287,388	**344,487**	362,831	**2,639,113**	5,528,296	**11,289,893**	15,217,152

34.3 Secondary Segments (Geographical Segments, Based on the Location of Assets)

	Sri Lanka		Asia (excluding Sri Lanka)		Others		Group Total	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
Revenue	**32,317,737**	25,660,394	**1,162,441**	1,109,632	**36,388**	34,139	**33,516,566**	26,804,165
Operating Profit/(Loss)	**3,242,231**	5,809,163	**213,182**	(2,585,546)	**3,058**	(501,534)	**3,458,471**	2,722,082
Segment Assets	**36,011,273**	36,519,812	**1,860,539**	1,436,816	**43,102**	38,632	**37,914,914**	37,995,260
Segment Liabilities	**10,782,860**	14,767,827	**504,444**	446,834	**2,589**	2,491	**11,289,893**	15,217,152
Purchase of Property, Plant and Equipment	**3,890,035**	2,204,400	**372,436**	107,473	**-**	15	**4,262,471**	2,311,888
Depreciation	**966,484**	964,345	**116,924**	110,016	**51**	198	**1,083,459**	1,074,559
Retirement Gratuity	**143,855**	183,136	**951**	271	**-**		**144,792**	183,407
Grants and Subsidies Amortised	**3,422**	5,225	**-**	-	**-**		**3,422**	5,225
Investment in Associate Companies	**3,540,289**	2,626,499	**-**	-	**-**		**3,540,289**	2,626,499

35 DIRECTORS' INTEREST IN CONTRACTS

Directors have no direct or indirect interest in any other contracts with the company except for those disclosed under Related Party Transactions in Note 36.

36 RELATED PARTY TRANSACTIONS

Transactions between the Company and its Subsidiaries, which are Related Parties of the Company, have been eliminated on consolidation and therefore are not disclosed in this note. Companies within the Group engage in trading transactions at normal commercial terms on an "arms length" basis.

Details of transactions between the Group and Associate companies are disclosed below.

Union Assurance Ltd. (UAL) handles the insurance of the Company and its Subsidiaries and an amount of Rs. 239.7 mn (2005 - Rs. 113.8 mn) was transacted with UAL during the year ended 31 March 2006. Mr. S. C. Ratnayake, Mr. A. D. Gunewardene and Mr. J. R. F. Peiris are Directors of this Company.

Companies in the Group have obtained banking facilities amounting to Rs. 310 mn (2005 - Rs. 427.5 mn) from Nations Trust Bank Ltd. (NTB) at normal commercial rates. The facilities utilised as at the Balance Sheet date was Rs. 125 mn (2005 - Rs. 308.2 mn). The Group received payment of Rs. 26.1 mn (2005 - Rs. 41.2 mn) from NTB for services rendered and for equipment supplied. Mr. S. C. Ratnayake, Mr. A. D. Gunewardene, Mr. G.S. A. Gunesekera, Mr. J. R. F. Peiris and Mr. Easparathasan are Directors of this Company.

Companies in the Group received payments amounting Rs. 30.8 mn (2005 - Rs. 32.4 mn) for services rendered to South Asia Gateway Terminals (Pvt) Ltd. (SAGT) in the normal course of business, during the year ended 31 March 2006 and paid Rs. 161.3 mn (2005 - Rs. 98.7 mn) to SAGT for services obtained. Mr. S. C. Ratnayake, Mr. A. D. Gunewardene and Mr. J. R. F. Peiris are Directors of this Company.

37 CONTINGENT LIABILITIES

John Keells Holdings Ltd - Goods and Services Tax (GST) and Value Added Tax (VAT) Assessments

During the year 2004/05 the Company was issued with assessments in respect of GST and VAT for aggregate additional taxes of Rs. 29.2 million (and penalties of Rs. 17.5 million). The Company has already obtained a 50% hold-over on such assessed taxes and is pursuing a full holdover.

While appeals have been lodged against the assessments, the Company will contest the validity of such assessments in accordance with the provisions in the Value Added Tax Act, No. 14 of 2002 and Goods and Services Tax Act, No 35 of 1996 for resolution of disputes.

Based on the information available, the Directors are confident that the ultimate resolution of the above contingencies is not likely to have a material adverse effect on the financial position of the respective company.

Lanka Marine Services Ltd.

Value Added Tax (VAT) refunds amounting to Rs. 310 mn are in dispute with the Department of Inland Revenue. The company contends that the supply of bunkers to ships constitutes an export that qualifies for zero rating and that it is entitled to a refund of VAT paid on inputs. The Department of Inland Revenue, which earlier accepted the Company's claim, has now reversed its position. Legal opinions from independent tax consultants and independent legal counsel all support the Company's position and the Company intends to pursue its claim in accordance with the provisions in the Value Added Tax Act, No. 14 of 2002 for resolution of disputes. The appeal made by the Company is currently with the Board of Review of the Department of Inland Revenue.

Sri Lanka Customs have claimed Rs. 38 mn as Excise Duty and VAT on a single Gas Oil procurement from Ceylon Petroleum Corporation. Legal opinion received by the Company supports the opinion that the HS Code under which the claim is made is not valid during this period.

Rehobooth (Pte) Ltd. (formerly known as Oxford J International), a bunker broker/barge operator, whose contract had been terminated by Lanka Marine Services Ltd (LMS) prior to privatisation, has claimed approximately USD 9.1 mn as damages from LMS for breach of contract. John Keells Holdings Ltd, as the purchaser of LMS under privatisation, has as per the Share Sale and Purchase Agreement, an indemnity from the Government of Sri Lanka against any amount that many be payable by LMS in this regard, including cost of litigation.

The Company has also disputed a post privatisation Turnover Tax to the value of Rs. 64 mn levied by the Western Provincial Council on the basis that its business activity is that of an export. The appeals made by the Company is pending further review by the Western Provincial Council.

Other Contingent Liabilities - Group/Company

Other Contingent Liabilities of the Group as at the Balance Sheet date, on account of guarantees issued to or on behalf of Associate Companies and other third parties amounted to Rs. 143.6 mn (2005 - Rs. 39.9 mn).

Other Contingent Liabilities of the Company as at the Balance Sheet date, on account of guarantees issued by the Company to third parties on behalf of Subsidiary and Associate Companies and on behalf of other companies, amounted to Rs. 197.23 mn (2005 - Rs. 170.63 mn)

38 CAPITAL COMMITMENTS

Group

Capital Commitments approved and contracted as at the balance sheet date, not provided for in Financial Statements amounts to Rs. 2,984 mn and USD 32.4 mn. Details are given below.

As at 31st March *In Rs. '000s*	**2006**	2005
Asian Hotels and Properties Ltd. - Cinnamon Grand	**90,850**	1,767,000
Asian Hotels and Properties Ltd. - Crescat Division	**1,476,000**	1,900,000
Ceylon Cold Stores Ltd.	**680,200**	60,164
Ceylon Holiday Resorts Ltd.	-	24,655
Habarana Lodge Ltd.	**300,000**	-
Habarana Walk Inn Ltd.	-	240,000
John Keells Stock Brokers Ltd.	-	942
John Keells Ltd.	-	650
J K Capital (Pvt) Ltd.	**300,000**	-
Keells Realtors Ltd.	-	2,633
Lanka Marine Services Ltd.	**28,042**	135,100
Namunukula Plantations Ltd.	-	10,000
P&O Nedlloyd Keells (Pvt) Ltd.	-	12,477
Trans Asia Hotels Ltd.	**109,000**	39,383
In USD '000s		
Fantasea World Investments (Pte) Ltd.	-	27,167
John Keells Maldivian Resorts (Pte) Ltd.	**32,400**	-

Company

Capital Commitments of Rs. 1,545 mn was approved and contracted for Business Process Outsourcing operations (2005 - Rs. 40 mn committed on account of Shared Services).

As at 31st March In Rs. '000s	Group 2006	2005

39 LEASE COMMITMENTS

Lease Rentals due on Non-Cancelable Operating Leases:	2006	2005
Within one year	**121,771**	121,462
Between one and five years	**255,586**	351,145
After 5 years	**251,373**	284,885
	628,730	757,492

	Lessor	Lease Properties
Ceylon Holiday Resorts Ltd.	Sri Lanka Tourist Board	The Land occupied by Bentota Beach Hotel and Coral Gardens Hotel.
Fantasea World Investment (Pte) Ltd.	Government of Maldives	Land occupied.
Habarana Lodge Ltd.	Kekirawa Divisional Secretariat	Land occupied.
John Keells Singapore (Pte) Ltd.	Mengiwa (Pvt) Limited	Office space occupied.
Travel Club (Pte) Ltd.	Government of Maldives and a sub lease with Polycom Investments (Pvt) Ltd.	Land occupied.
Yala Village (Pvt) Ltd.	Sri Lanka Tourist Board	Land occupied

40 POST BALANCE SHEET EVENTS

The Board of Directors of the Company have recommended a declaration of a Final Dividend of 10% for the Financial Year Ended 31 March 2006, subject to approval by the Shareholders.

John Keells Maldivian Resorts (Pte) Ltd., a subsidiary of John Keells Holdings Ltd. has obtained a sub-lease for Dhonveli Beach & Spa, a four star resort in the Maldives for a total investment of USD 21.8 mn, of which USD 15.5 mn was paid on 16 May 2006.

The Board of Directors of John Keells Hotels Ltd., a subsidiary of John Keells Holdings Ltd. has recommended a reduction in the par value of the Ordinary Shares from Rs. 10.00 per share to Rs. 1.00 per share, which will result in an increase in the Authorised Share Capital from 200 mn shares to 2,000 mn shares, subject to approval by the Shareholders.

For the year ended 31st March In Rs. '000s	**2006**	%	2005	%	2004	%	2003	%	2002	%
Value Added										
Revenue	**29,926,893**		23,646,109		22,284,764		16,784,203		11,777,320	
Other Operating Income	**436,224**		426,897		332,625		174,771		203,079	
	30,363,117		24,073,006		22,617,389		16,958,974		11,980,399	
Cost of Materials and Services	**(19,127,596)**		(14,501,286)		(14,863,234)		(10,671,415)		(6,849,204)	
	11,235,521		9,571,720		7,754,155		6,287,559		5,131,195	
Distribution of Value Added										
To Employees										
Salaries and Other Benefits	**4,191,174**	**37**	3,909,896	41	3,131,835	40	2,730,716	43	2,489,107	49
To Government Revenue										
Taxes	**1,943,929**	**17**	1,492,417	16	1,211,406	16	996,325	16	970,216	19
To Providers of Capital										
Dividend to Shareholders	**1,199,460**	**11**	1,027,497	11	725,783	9	342,203	5	329,869	6
Minority Interest	**441,480**	**4**	413,692	4	201,685	3	169,593	3	48,966	1
Interest on Borrowings	**525,339**	**5**	403,903	4	457,708	6	329,478	5	323,732	6
To Maintain Operations										
Depreciation	**1,083,459**	**10**	1,074,559	11	862,596	11	738,022	12	755,793	15
Retained within the Business										
Reserves	**1,850,680**	**16**	1,249,756	13	1,163,142	15	981,222	16	213,512	4
	11,235,521	**100**	9,571,720	100	7,754,155	100	6,287,559	100	5,131,195	100


16%
37%
10%
20%
17%

Distribution of Value Added - 2006


To Employees
To Government Revenue
To Providers of Capital
To Maintain Operations
Retained within the Business


13%
11%
41%
19%
16%

Distribution of Value Added - 2005


To Employees
To Government Revenue
To Providers of Capital
To Maintain Operations
Retained within the Business

Part III - Supplementary Information

SUPPLEMENTARY INFORMATION

TIMES TREASURED IN HISTORY

1870-1948

Edwin John sets out to Ceylon to join his brother George, a produce and exchange broker. On 1 January 1901, the Company becomes E. John & Co., Produce, Exchange and Share Brokers and in 1948, amalgamates with two London tea broking firms and renamed itself E. John, Thompson, White & Co., Ltd.

1949-1973

E. John, Thompson, White & Co., Ltd. merges with Keell & Waldock Ltd., a company engaged in produce, share and freight broking. The new entity John Keells Thompson White Ltd. marks its entry into the leisure industry with the acquisition in 1973 of Walkers Tours and Travels Ceylon Ltd.

1974-1985

The Mackinnons Group of Companies is brought into the John Keells fold bringing with it, the agencies for P&O and British Steam Navigation Co.

In 1974, the firm becomes John Keells Ltd, a rupee quoted public company.

In 1979, John Keells Holdings Ltd (JKH) is incorporated to hold, control and manage the many companies under the Keells umbrella.

1986-1990

[illegible] company is quoted on the Colombo Stock Exchange in October 1986 following [illegible] oversubscribed public share issue of 4,968,400 ten-rupee ordinary shares; [illegible] the time, the country's largest IPO.

1991-1993

JKH acquires the Whittall Boustead & Co. Ltd in the largest ever deal at the time; a purchase that brought with it a vast amount of real estate in Colombo, Ceylon Cold Stores Ltd., Ceylon Holiday Resorts which owned Coral Gardens Hotel and Bentota Beach Hotel and a stake in Union Assurance.

In 1992, the Company enters into a Joint Venture with DHL International to form DHL Keells, the first fully represented Air Express Company in Sri Lanka.

1994-1996

John Keells Holdings becomes the first Sri Lankan entity to make a global issue of shares; the 2.25 million Global Depository Receipts are now listed on the Luxembourg Stock Exchange.

The Group expands its footprint in the Transportation sector, with the establishment of Transware Logistics and P&O Nedlloyd Keells, the agency for P&O Nedlloyd.

1995-1996

In the Group's first major investment overseas, it acquires the lease of Velidhu Island Resort in the Maldives.

1996-1997

Keells Plantations Management Services acquires a controlling interest in Namunukula Plantations which owns 12,000 hectares of tea and rubber.

1997-1998

John Keells Holdings becomes the first Sri Lankan company to post pre-tax profits of over a billion rupees. An year later, Fortune magazine names JKH "one of the ten best Asian stocks to buy".

John Keells Computer Services is established to take over the operations of John Keells software.

1998-1999

Nations Trust Bank (NTB) is established in a joint venture with the IFC and Central Finance. NTB subsequently acquired the business of the Colombo branch of Overseas Trust Bank of Hong Kong and the following year launches Nexus, Sri Lanka's first loyalty programme.

JKH also begins operating a second Maldivian Resort, Hakuraa Club.

1999-2000

JKH becomes the largest local shareholder of South Asia Gateway Terminals - a massive infrastructure project to own, operate and develop the Queen Elizabeth Quay of the Port of Colombo. The project is the largest private sector investment in Sri Lanka and was launched in alliance with several international and multilateral organisations.

2000-2001

Two international operations are launched - Matheson Keells Enterprises in Cochin, India (the shipping agent for PIL) and Mack Air Services, Maldives (the GSA for American Airlines, Gulf Air, Leisure Cargo and Jet Airways in the Maldives).

2001-2002

JKH is ranked one of the World's Best 200 Small Companies, the only Sri Lankan entity to be named in the list by Forbes Global Magazine.

2002-2003

JKH acquires Lanka Marine Services, the only bunkering facility at the Port of Colombo.

Nations Trust Bank acquires the local operations of American Express.

2003-2004

In the largest ever transaction on the Colombo Stock Exchange, JKH acquires Asian Hotels & Properties - an acquisition that brings with it 40% of the five star room capacity in Colombo.

2004-2005

In restructuring the Resort Hotel Sector of the Group, John Keells Hotels Limited (KHL) makes a Voluntary Offer to acquire the shares of all Group Resort Companies.

JKH acquires a controlling stake in Mercantile Leasing Ltd.

The John Keells Social Responsibility Foundation, the Group's CSR arm, is established as a charitable company and registered as a Voluntary Social Service Organization.

2005-2006

Please refer Operating Highlights on page 04



DECADE AT A GLANCE - SELECTED GROUP FINANCIAL DATA

31st March *Rs.'000s*	**2006**	2005	2004	2003	2002	2001	2000	1999	1998	1997
OPERATING RESULTS										
Group Revenue	**29,926,893**	23,646,109	22,284,764	16,784,203	11,777,320	11,821,849	10,461,949	9,453,237	8,684,517	5,720,817
EBIT	**4,835,800**	3,554,938	3,441,746	2,138,333	1,206,287	1,527,182	1,696,337	1,317,700	1,486,254	731,593
Finance Expenses	**(525,339)**	(403,903)	(457,708)	(329,478)	(323,732)	(221,806)	(246,241)	(142,925)	(47,325)	25,577
Share of Associate Company Profits	**957,958**	832,856	703,378	451,015	321,753	265,750	152,604	131,844	181,031	74,527
Profit Before Tax	**4,310,461**	3,151,035	2,376,191	1,808,855	882,555	1,305,376	1,450,096	1,174,775	1,438,929	757,170
Tax Expense	**(818,841)**	(645,517)	(285,581)	(315,837)	(290,208)	(304,262)	(285,375)	(274,191)	(292,497)	(183,226)
Profit After Tax	**3,491,620**	2,505,518	2,090,610	1,493,018	592,347	1,001,114	1,164,721	900,584	1,146,432	573,944
Minority Interest	**(441,480)**	(413,692)	(201,685)	(169,593)	(48,966)	(221,428)	(246,778)	(176,576)	(337,885)	(150,390)
Extra-Ordinary Item	**-**	185,427	-	-	-	-	-	-	-	-
Profit Attributable to the Group	**3,050,140**	2,277,253	1,888,925	1,323,425	543,381	779,686	917,943	724,008	808,547	423,554
CAPITAL EMPLOYED										
Share Capital	**4,000,070**	3,316,333	3,000,818	1,876,470	1,853,459	1,835,619	611,798	404,728	402,070	320,240
Capital Reserves	**8,201,695**	7,894,284	7,896,081	2,855,096	2,469,216	2,571,890	3,577,915	3,755,670	3,567,112	3,658,707
Revenue Reserves	**10,742,949**	7,605,189	6,330,723	5,082,482	3,961,474	3,772,915	3,351,356	2,629,585	2,093,154	1,434,085
Shareholders Funds	**22,944,714**	18,815,806	17,227,622	9,814,048	8,284,149	8,180,424	7,541,069	6,789,983	6,062,336	5,413,032
Minority Interest	**3,666,132**	3,715,890	4,939,611	2,061,439	1,801,799	1,959,408	2,058,045	1,961,806	2,071,260	1,653,680
Total Debt	**5,327,263**	9,104,658	4,055,555	4,120,606	3,568,460	2,587,777	2,266,596	1,891,989	1,231,695	821,106
	31,938,109	31,636,354	26,222,788	15,996,093	13,654,408	12,727,609	11,865,711	10,643,778	9,365,291	7,887,818
ASSETS EMPLOYED										
Property, Plant and Equipment	**20,112,184**	20,017,707	18,824,542	10,172,219	8,928,274	9,135,100	3,962,923	4,107,527	7,155,552	5,510,543
Other Non-Current Assets	**7,870,235**	6,093,532	3,717,326	3,797,260	2,972,882	2,203,266	6,602,139	5,121,637	1,112,050	888,174
Current Assets	**11,478,005**	13,588,612	9,797,444	6,134,068	9,242,458	8,304,191	7,993,422	7,491,176	5,799,059	4,714,526
Liabilities Net of Debt	**(7,522,315)**	(8,063,497)	(6,116,524)	(4,107,454)	(7,489,206)	(6,914,948)	(6,692,773)	(6,076,562)	(4,701,370)	(3,225,425)
	31,938,109	31,636,354	26,222,788	15,996,093	13,654,408	12,727,609	11,865,711	10,643,778	9,365,291	7,887,818
CASH FLOW										
Cash Flows from Operating Activities	**2,664,316**	4,619,654	3,138,269	1,891,398	1,148,559	1,638,322	2,154,065	1,779,377	1,915,716	1,862,382
Cash Flows from / (used in) Investing Activities	**(2,847,880)**	(4,482,420)	(6,745,616)	(2,002,460)	(1,000,606)	(1,261,461)	(1,848,091)	(1,454,607)	(1,240,428)	(853,744)
Cash Flows from / (used in) Financing Activities	**(1,027,361)**	271,430	5,414,227	(31,311)	(330,360)	(644,611)	518,189	(94,505)	(145,356)	75,029
Net Increase / (Decrease) in Cash and Cash Equivalents	**(1,210,925)**	812,899	1,806,880	(142,373)	(182,407)	(267,750)	824,163	230,265	529,932	1,083,667
KEY INDICATORS										
Basic Earnings Per Share (Rs.)	**7.6**	5.7	5.1	3.8	1.6	2.3	2.7	2.1	2.3	1.2
Interest Cover (No. of Times)	**9.2**	8.8	6.2	6.5	3.7	6.9	6.9	9.2	31.4	-
Net Assets Per Share (Rs.) *	**57.4**	47.3	43.5	30.2	25.8	25.0	23.4	21.2	19.4	17.3
Enterprise Value (Rs. '000s) ***	**64,389,111**	46,559,017	33,578,080	15,841,225	9,968,310	4,424,421	5,511,554	5,454,801	9,477,649	4,622,216
EV / EBITDA ***	**10.9**	10.0	9.1	5.5	5.1	2.0	2.5	3.1	5.2	4.8
Debt / Equity Ratio (%) **	**20.0**	27.6	18.3	34.7	35.4	26.1	23.8	21.9	15.1	11.6
Net Dividend Payout	**1,199,460**	1,027,491	725,783	342,203	329,869	353,128	168,150	151,343	155,783	92,050
Current Ratio (No. of times)	**1.4**	1.2	1.6	1.2	1.1	1.1	1.2	1.2	1.3	1.4
Market Price Per Share (Rs.) *	**157.75**	112.9	84.1	40.8	33.4	19.3	23.4	23.0	36.2	20.4
Bonus Issues (Ratio)	**-**	1:5	1:4 & 1:10	-	-	2:1	1:4 & 1:5	-	1:4	1:7
Rights Issues (Ratio)	**-**	-	1:7	-	-	-	-	-	-	-
Rights Price (Rs.)	**-**	-	75	-	-	-	-	-	-	-

* Adjusted for dilution.

** For purposes of ratio calculation the debt and lease assets of Mercantile Leasing Ltd. have been excluded.

*** The debt of Mercantile Leasing Ltd. and Monarch customer advances have been excluded.

INCOME STATEMENT
For Information Purposes Only

For the year ended 31st March *In USD '000s*	Group		Company	
	2006	2005	**2006**	2005
Revenue	**291,401**	237,649	**5,298**	4,467
Cost of Sales	**(206,749)**	(165,348)	**(2,179)**	(1,558)
Gross Profit	**84,652**	72,301	**3,119**	2,909
Dividend Income	**438**	290	**21,067**	14,526
Other Operating Income	**4,248**	4,290	**138**	131
Administrative Expenses	**(33,082)**	(31,131)	**(7,095)**	(3,566)
Distribution Expenses	**(12,854)**	(10,290)	**-**	-
Other Operating Expenses	**(9,727)**	(8,102)	**(971)**	(1,070)
Profit from Operating Activities	**33,675**	27,358	**16,258**	12,930
Finance Expenses	**(5,115)**	(4,059)	**(2,764)**	(2,053)
Change in Fair Value of Investment Property	**2,207**	-	**862**	-
Share of Associate Company Profits	**9,328**	8,370	**-**	-
Profit on Restructuring	**-**	-	**-**	15,409
Profit on Sale of Non-Current Investments	**1,876**	-	**2,939**	-
Profit Before Tax	**41,971**	31,669	**17,295**	26,286
Tax Expense	**(7,973)**	(6,488)	**(236)**	(234)
Profit After Tax	**33,998**	25,181	**17,059**	26,052
Minority Interest	**(4,298)**	(4,158)	**-**	-
Profit from Ordinary Activities	**29,700**	21,023	**17,059**	26,052
Extra-Ordinary Item	**-**	1,864	**-**	-
Net Profit for the Year	**29,700**	22,887	**17,059**	26,052
Exchange Rate	**102.70**	99.50	**102.70**	99.50

This information does not constitute a full set of Financial Statements in compliance with SLAS. The Financial Statements should be read together with the Auditors' opinion and the Financial Statements from pages 111 to 156.

Exchange rates prevailing at each year end have been used to convert the Income Statement and Balance Sheet.

BALANCE SHEET
For Information Purposes Only

As at 31st March In USD '000s	Group 2006	Group 2005	Company 2006	Company 2005
ASSETS				
Non-Current Assets				
Property, Plant and Equipment	195,834	201,183	3,402	7,522
Intangible Assets	6,055	9,445	-	-
Investments in Subsidiaries	348	56	125,187	132,220
Investments in Associates	34,472	26,397	16,221	14,449
Other Investments	1,217	1,435	920	950
Investment Properties	24,026	-	7,790	-
Other Non-Current Assets	10,516	23,909	642	930
	272,468	262,425	154,162	156,071
Current Assets				
Inventories	20,287	16,510	9	9
Trade and Other Receivables	51,252	64,608	3,303	4,757
Amounts Due from Related Parties	-	-	1,809	3,638
Short Term Investments	24,710	30,456	-	126
Cash in Hand and at Bank	15,513	24,994	1,559	1,200
	111,762	136,568	6,680	9,730
Total Assets	384,230	398,993	160,842	165,801
EQUITY AND LIABILITIES				
Capital and Reserves				
Share Capital	38,949	33,330	38,949	33,330
Capital Reserves	79,861	79,340	50,684	60,939
Revenue Reserves	104,605	76,434	48,527	38,038
Shareholders' Funds	223,415	189,104	138,160	132,307
Minority Interest	35,697	37,346	-	-
Non-Current Liabilities				
Negative Goodwill	10,190	13,264	-	-
Non-Interest Bearing Borrowings	146	151	-	-
Interest Bearing Borrowings	19,901	28,003	5,842	7,688
Deferred Tax Liabilities	2,928	2,761	-	-
Retirement Benefit Obligations	6,081	7,564	719	688
Other Deferred Liabilities	52	1,130	-	-
Other Non-Current Liabilities	3,280	2,700	-	-
	42,578	55,573	6,561	8,376
Current Liabilities				
Trade and Other Payables	48,629	50,015	1,980	773
Provisions	17	22	-	-
Amounts Due to Related Parties	-	-	42	321
Income Tax Liabilities	2,069	3,583	297	176
Short Term Borrowings	9,416	36,263	4,869	16,406
Current Portion of Non-Interest Bearing Borrowings	195	201	-	-
Current Portion of Interest Bearing Borrowings	4,333	6,583	1,606	1,660
Bank Overdrafts	17,881	20,303	7,327	5,782
	82,540	116,970	16,121	25,118
Total Equity and Liabilities	384,230	398,993	160,842	165,801
Exchange rate	102.70	99.50	102.70	99.50

Summary Indicator	Units	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
GDP Growth	Per cent	3.8	6.4	4.7	4.3	6.0	-1.5	4.0	6.0	5.4	6.0
GDP (current Prices)	Rs. Billion	768	890	1,018	1,106	1,258	1,410	1,583	1,761	2,029	2,366
GDP (current Prices)	USD Billion	13.9	15.1	15.8	15.7	16.3	15.7	16.5	18.2	20.1	23.5
GDP per Capita (USD) Growth	Per cent	5.4	7.3	3.3	-2.4	2.8	-5.0	3.5	9.0	8.6	16.2
GDP per Capita	USD	795	852	881	860	884	841	870	948	1,030	1,197
GDP per Capita	Rs.	43,918	50,292	56,760	60,741	68,102	75,133	83,226	91,576	104,375	120,477
Inflation (CCPI) YoY	Per cent	15.9	9.6	9.4	4.0	1.5	12.1	10.2	2.6	7.9	10.6
Current Account Balance	USD Billion	-0.68	-0.39	-0.23	-0.56	-1.07	-0.18	-0.24	-0.07	-0.65	-0.65
Current Account % of GDP	Per cent	-4.9	-2.6	-1.4	-3.6	-6.5	-1.1	-1.4	-0.4	-3.2	-2.8
Population	Million	17.5	17.7	17.9	18.2	18.5	18.7	19.0	19.2	19.4	19.6
Exchange Rate (Annual Average)	USD/Rs.	55.3	59.0	64.5	70.6	77.0	89.4	95.7	96.5	101.2	100.5
Exchange Rate Change (Annual Average)	Per cent	7.8	6.7	9.2	9.6	9.0	16.1	7.0	0.9	4.8	-0.7
12m T-Bill yield (yr-end)	Per cent	17.4	10.2	12.6	12.8	18.2	13.7	9.9	7.2	7.7	10.4
Prime Lending Rate (yr-end)	Per cent	20.2	15.2	14.9	15.9	21.5	14.3	12.2	9.3	9.5	12.2
M2b Money supply Growth	Per cent	11.3	15.6	13.2	13.4	12.9	13.6	13.4	15.3	19.6	19.1
Exports	USD Billion	4.1	4.6	4.8	4.6	5.5	4.8	4.7	5.1	5.8	6.3
Imports	USD Billion	5.4	5.9	5.9	6.0	7.3	6.0	6.1	6.7	8.0	8.9
Balance of Payments	Per cent of GDP	-0.5	1.1	0.2	-1.7	-3.1	1.3	2.0	2.8	-1.0	2.2
Budget Deficit	Per cent of GDP	-9.4	-7.9	-9.2	-7.5	-9.9	-10.9	-8.9	-8.0	-8.2	-8.7
Unemployment Rate	Per cent	11.3	10.5	9.2	8.9	7.6	7.9	8.8	8.4	8.5	7.7
All Share Index (yr-end)	Points	603.0	702.2	597.0	573.0	447.6	621.0	815.1	1062.1	1506.9	1922.2
Tourist Arrivals	No. '000	302.3	366.2	381.1	436.4	400.4	336.8	393.2	500.6	566.2	549.3

An Economy Poised To Grow............

A strong global economy, the surge in growth in India, favourable weather conditions, stabilisation in local inflation, and no scheduled major elections all point to a positive mix of factors that could lead to higher economic growth in the coming years.

However many caveats remain; these include economic sanctions against Iran which supplies the bulk of crude oil, bouts of violence in the North East and a breakdown of peace talks that could dampen investor sentiment, and renewed balance of payments concerns if the Country is not able to successfully tap international bond markets. However, the most critical challenge facing us today is the delay in the critical investments needed in infrastructure that could thwart the Country's bid for economic growth beyond 6 per cent.

These include, the urgent need for the implementation of the Colombo South Port Project to avoid the Colombo Port being consigned to feeder port status and the speedy implementation of the proposed new Power Plants to avoid an impending future power crisis. On the transport side, the Southern Expressway, Colombo-Kandy Highway and the Outer Circular Highway all need to see completion in the next decade if the drive to development is to be maintained. The failure to get these infrastructure projects off the ground could see the Country struggle to maintain even the existing growth rates.

The Year that was.

As expected the Sri Lankan Economy withstood the shock of the tsunami and by year end was in a much stronger position than it was in the previous year. The economy grew by 6 per cent in 2005 with an acceleration in the growth momentum as the year went by.

The strong growth of 8.3 per cent in the manufacturing sector was of particular note despite the earlier fears of a slowdown in the sector due to the impact of the termination of the MFA agreement. Agriculture sector growth was 1.5 per cent despite the drag on the sector due to the sharp fall in fisheries as a result of the tsunami. Services, the largest sector of the Economy, recorded a healthy growth of 6.4 per cent with growth in this segment led by strong growth in ports, telecommunications and financial services and despite the post-tsunami drop in the hotels segment.

Of particular note is the continued strong growth in GDP per Capita in USD terms which rose by 16.1 per cent to USD 1,197 in 2005. The strength of the Sri Lankan rupee with depreciation being less than inflation, combined with a low population growth rate has seen this popular measure of the prosperity of a Country rise by a faster rate than GDP growth.

Inflation as measured by the official statistics has slowed down with the YoY point to point growth of the Colombo Consumer Price Index for December being 8 per cent compared to the peak YoY growth of 15.9 per cent it had recorded in February 2005. The strong performance of the Sri Lanka Rupee helped contain inflation while demand was managed through a tightening of Monetary Policy. The Central Bank raised its overnight Repurchase (Repo) and Reverse Repurchase (Reverse Repo) rates by 125 basis points in four steps during 2005 with the last increase in policy rates of 25 basis points in December 2005.

The higher inflows of aid and debt relief offered after the tsunami helped mitigate the negative impact on the balance of payments of higher oil prices in 2005. Exports in 2005 grew by 10.2 per cent from USD5.76 billion in 2004 to USD6.3 billion in 2005. Industrial exports dominated by textiles and garments, food and beverages and rubber based products led the overall growth in exports with the worst fears of a fall in garments export due to the ending of the Multi Fibre Agreement agreement proving unfounded. Particularly encouraging was the diversification of our exports with a strong growth seen in other industrial exports.

Imports in 2005 grew by 10.8 per cent from USD8 billion in 2004 to USD8.86 billion in 2005. Expenditure on petroleum imports which attributed to 18.7 per cent of overall imports increased by 36.9 per cent to USD1.65 billion in 2005. The trade deficit in 2005 expanded to USD2.52 billion compared to USD2.24 billion in 2004.

Despite the widened trade deficit, the overall balance of payment position recorded a surplus of USD501 million benefiting from an increase in private remittances, inflows of tsunami aid and the impact of the debt moratorium. Consequently, the gross official international reserves increased from USD2.20 billion in December 2004 to USD2.74 billion in December 2005.

Tourist arrivals in 2005 dropped 3 per cent to 549,308, from 566,202 in 2004. The ambiguity in the definition of a "tourist" by the Tourist Board meant tsunami relief workers who poured in to the Country were also captured in the tourist arrivals figure.

The Colombo Stock Exchange recovered from the tsunami tragedy to post steady gains throughout the year. However the benchmark All Share Price Index (ASPI) which hit a record 2551.4 on November 16, 2005, dipped 29 percent from November 16 till January 18 this year due to fears of a return to war. Since then renewed hopes of a return to peace talks saw the indices begin to recover somewhat but recent tensions in the North East have again placed a dampener on the performance of the indices. Corporate fundamentals however remained strong with solid earnings growth being recorded in the context of a steady economy.

During the year, Fitch Ratings assigned Sri Lanka long-term foreign and local currency ratings of BB-. At the same time, a short-term foreign currency rating of B and a Country ceiling of BB- have also been assigned. It further added that the long-term rating outlook is stable. Standard and Poor's has assigned B+ long-term foreign currency and BB- long-term local currency sovereign credit ratings. The rating assigned by the Standard and Poor's for both short-term foreign and local currency is B. However in April, following the renewed tension in the North East, both Rating Agencies cut the rating outlook to negative from stable, again highlighting the importance of stability and a revival of the peace process.

Owning Company and Location	Buildings in (Sq. Ft)	Land in Acres Freehold	Land in Acres Leasehold	Net Book Value 2006 Rs. '000	Net Book Value 2005 Rs. '000
PROPERTIES IN COLOMBO					
Allied Properties Ltd.					
46/58, Nawam Mawatha, Colombo 2.	101,400	0.41	-	-	551,112
Ceylon Cold Stores Ltd.					
Slave Island Complex, Colombo 2.	167,093	4.97	3.16	**492,184**	490,507
John Keells Holdings Ltd.					
320,320/1, Colvin R. De Silva Mawatha, Colombo 2.	97,740	1.99	-	**796,850**	350,143
John Keells Ltd.					
130, Glennie Street, Colombo 2.	119,700	1.87	0.50	**604,268**	356,954
56/1, 58, 58 1/1 Kirulapone Avenue, Colombo 5.		0.08		**1,250**	1,250
Keells Realtors Ltd.					
427 and 429, Ferguson Road, Colombo 15.	27,750	1.29	-	**98,690**	49,667
80, Navam Mawatha, Colombo 2.	34,300	0.70	-	**310,000**	249,673
Lanka Marine Services Ltd.					
69, Walls Lane, Colombo 15.	33,566	8.64	-	**720,512**	716,603
Mackinnon and Keells Financial Services Ltd.					
Leyden Bastian Road, York Street, Colombo 01.	34,733	0.53	-	**298,560**	202,297
Whittall Boustead Ltd.					
148, Vauxhall Street, Colombo 2.	102,251	3.07	-	**873,050**	389,848
	707,393	23.56	3.66	**4,195,364**	3,358,054
PROPERTIES OUTSIDE COLOMBO					
Ceylon Cold Stores Ltd.					
Kaduwela.	221,665	26.15	-	**219,224**	223,034
Trincomalee.	24,906	1.14	-	**30,021**	30,033
Jaykay Marketing Services (Pvt) Ltd.					
385, Negombo Road, Wattala.	12,820	-	0.30	**13,615**	14,969
Liberty Plaza, Colombo 3.	10,000	-	-	-	-
388, Galle Road, Mount Lavinia.	6,000	-	0.24	**11,977**	13,431
John Keells Ltd.					
17/1, Temple Road, Ekala, Ja-ela.	3,180	3.25	-	**42,190**	33,752
John Keells Warehousing (Pvt) Ltd.					
Muthurajawela.	141,276	-	6.00	**112,104**	115,133
Keells Food Products Ltd.					
41, Temple Road, Ekala, Ja-Ela.	50,199	3.00	3.26	**58,182**	61,242
Keells Realtors Ltd.					
Canal Bank, Hendala, Wattala.		3.13	-	-	15,690
Namunukula Plantations Ltd.	807,659	-	29,131.77		257,669
Tea Smallholder Factories Ltd.					
Peliyagoda.	31,633		0.99	**77,500**	44,561
Neluwa.	46,708	4.72		**22,279**	22,083
Hingalgoda.	56,796	18.27	94.07	**24,725**	25,122
Halwitigala.	56,686	9.61		**23,597**	24,161
Kurupanawa.	62,401	12.26		**24,189**	25,135
Pasgoda.	40,354	5.41		**18,384**	19,060
New Panawenna.	41,772	10.59		**19,200**	19,821
Randola.	47,596	15.58		**17,145**	17,699
Broadlands.	58,879	4.14		**36,436**	35,219
Raxawa.	24,623	1.22		**7,249**	7,429
Karawita.	69,759	-	4.98	**85,304**	83,027
Hindul Oya.	10,500	0.88		**2,041**	2,119
Transware-Logistics (Pvt) Ltd.					
Tudella, Ja-Ela.	65,000	22.00	-	**199,421**	201,796
Whittall Boustead Ltd.					
150, Badulla Road, Nuwara Eliya.		0.46		**2,574**	2,654
	1,907,667	146.45	29,241.61	**1,047,357**	1,294,839

GROUP REAL ESTATE PORTFOLIO

Owning Company and Location	Buildings in Sq. Ft	Land in Acres Freehold	Leasehold	Net Book Value 2006 Rs. '000	2005 Rs. '000
HOTEL PROPERTIES					
Asian Hotels and Properties Ltd.					
Cinnamon Grand Premises, Colombo 2.	648,813	9.79	-	**5,204,241**	3,554,536
Crescat Boulevard, Colombo 2.	180,144		-	**1,340,673**	1,594,757
Ceylon Holiday Resorts Ltd.					
Bentota Beach Hotel, Bentota.	174,965	0.70	8.33	**450,142**	469,302
Coral Gardens Hotel, Hikkaduwa.	167,350	-	4.36	**238,773**	237,670
Central Laundry.	16,110	1.40	-	**27,555**	28,301
Fantasea World Investments (Pte) Ltd.					
Club Hakururaa, Republic of Maldives.	66,759	-	13.42	**562,397**	290,575
Habarana Lodge Ltd.					
The Lodge, Habarana.	194,606	-	25.47	**185,647**	188,304
Habarana Walk Inn Ltd.					
Chaaya Village Habarana.	160,573	-	9.34	**248,155**	66,165
International Tourists and Hoteliers Ltd.					
Hotel Bayroo, Beruwela.	-	6.55	-	**50,949**	84,768
Kandy Walk Inn Ltd.					
The Citadel, Kandy.	116,725	5.79	-	**221,051**	226,454
Resort Hotels Ltd.					
Nilaveli.	4,485	44.37	-	**84,666**	84,301
Rajawella Hotels Ltd.	3,700		10.00	**37,250**	37,250
Sports and Recreation Bentota (Pvt) Ltd.					
Club Intersport.	26,391	-	2.69	**40,761**	39,425
Trans Asia Hotels Ltd.					
115, Sir Chittampalam A Gardiner Mawatha, Colombo 2.	423,702	-	7.65	**3,413,690**	2,671,731
Travel Club (Pte) Ltd.					
Velidhu, Republic of Maldives.	140,641	-	17.19	**82,910**	120,583
Trinco Walk Inn Ltd.					
Club Oceanic, Trincomalee.	86,960	28.24	-	**172,157**	176,461
Unawatuna Walk Inn Ltd.					
Unawatuna.	1,285	23.15	-	**30,916**	30,931
Wirawila Walk Inn Ltd.					
Randunukelle Estate, Wirawila.	-	25.15	-	**20,120**	20,120
Yala Village (Pvt) Ltd.					
The Village, Yala.	69,085		10.00	**155,508**	-
	2,413,209	145.14	98.45	**12,567,561**	9,921,634
Consolidated Value of Land and Buildings	5,028,269	315.15	29,343.72	**17,762,079**	14,574,527

Name of Company	Business Activity	Issued Capital Rs.	Effective Holding %
TRANSPORTATION GROUP			
Ports and Shipping			
Keells Shipping (Pvt) Ltd	Shipping Agency Representation and Logistics Services	500,000	100.00
Lanka Marine Services Ltd	Importer and Supplier of Heavy Marine Fuel Oils and Lubricants	350,000,000	99.44
Maersk Lanka (Pvt) Ltd	Shipping Agency Representation and Logistics Services	10,000,000	30.00
South Asia Gateway Terminals (Pvt) Ltd	Ports and Shipping Services	3,788,485,900	26.25
Logistics			
DHL Keells (Pvt) Ltd	Express Courier Services	20,000,020	50.00
Mack International Freight (Pvt) Ltd	International Freight Forwarder and Logistics Services	3,000,000	100.00
Mackinnon Mackenzie and Co (Shipping) Ltd	Shipping Agency Representation and Logistics Services	5,000,000	99.69
Mackinnon Mackenzie and Co of Ceylon Ltd	Foreign Recruitment Agents and Consultants	90,000	99.50
Matheson Keells Enterprises (Pvt) Ltd	Shipping Agency Representation and Logistics Services	21,056,444	51.00
Transware-Logistics (Pvt) Ltd	Integrated Container Depot. Operations and Logistics Services	220,000,000	50.00
Whittall Boustead Ltd - Cargo Division	International Freight Forwarder and Logistics Services	99,188,800	99.96
Airlines			
Mack Air Ltd	General Sales Agents for Airlines	5,000,000	100.00
Mack Air Services Maldives (Pvt) Ltd	General Sales Agents for Airlines in the Maldives	677,891	49.00
Mackinnons American Express Travel (Pvt) Ltd	IATA Accredited Travel Agent and Travel related Services	5,000,000	70.00
Matheson Keells Air Services (Pvt) Ltd	General Sales Agents for Airlines in India	3,179,899	51.00
Walkers Air Services Ltd	General Sales Agents for Airlines	7,500,000	100.00
LEISURE GROUP			
City Hotels			
Asian Hotels and Properties Ltd - Cinnamon Grand	Owner and Operator of the Five Star City Hotel "Cinnamon Grand"	2,213,876,430	83.80
Trans Asia Hotels Ltd	Owner and Operator of the Five Star City Hotel "Trans Asia"	500,000,000	85.02
Resort Hotels			
Ceylon Holiday Resorts Ltd	Owner and Operator of "Bentota Beach Hotel" in Bentota and "Coral Gardens Hotel" in Hikkaduwa	78,977,880	87.09
Fantasea World Investments (Pte) Ltd	Owner and Operator of "Hakuraa Club" in the Maldives	42,185,146	89.07
Habarana Lodge Ltd	Owner and Operator of "The Lodge" in Habarana	72,000,000	86.42
Habarana Walk Inn Ltd	Owner and Operator of "Chaaya Village Habarana"	25,000,000	87.37
International Tourists and Hoteliers Ltd	Owner and Operator of "Beach Hotel Bayroo" in Beruwela	77,500,000	86.62
John Keells Hotels Ltd	Holding Company of Group Resort Hotel Companies in Sri Lanka and the Maldives	595,696,410	89.07
John Keells Maldivian Resorts (Pte) Ltd	Hotel Holding Company in the Maldives	376,242,508	89.07
Kandy Walk Inn Ltd	Owner and Operator of "The Citadel" in Kandy	52,500,000	87.37
Keells Hotel Management Services Ltd	Manager and Marketer of Resort Hotels	10,000,000	100.00
Rajawella Hotels Ltd	Owner of Real Estate	20,000,000	89.07
Resort Hotels Ltd	Owner of Real Estate	750,070	87.09
Sports and Recreation Bentota (Pvt) Ltd	Owner and Operator of the "Club Intersport" Complex in Bentota	10,000,020	87.09
Travel Club (Pte) Ltd	Operator of "Velidhu Island Resorts" in the Maldives	143,172,000	89.07
Trinco Walk Inn Ltd	Owner and Operator of "The Club Oceanic Hotel" in Trincomalee	30,000,070	89.07
Unawatuna Walk Inn Ltd	Owner of Real Estate	24,817,500	87.29
Wirawila Walk Inn Ltd	Owner of Real Estate	15,000,000	89.07
Yala Village (Pvt) Ltd	Owner and Operator of "Yala Village" in Yala	93,750,000	71.26

Name of Company	Business Activity	Issued Capital Rs.	Effective Holding %
Destination Management			
John Keells Conventions (Pvt) Ltd	Organisers of Conventions and Conferences	500,000	100.00
Keells Tours (Pvt) Ltd	Tourist Transport	5,500,000	100.00
Mackinnons Tours (Pvt) Ltd	Inbound Tour Operators	3,000,000	100.00
Nature Odyssey (Pvt) Ltd	Eco and Adventure related Inbound Tours Organiser	100,000	100.00
Walkers Tours Ltd	Inbound Tour Operators	50,000,000	98.46
Whittall Boustead (Travel) Ltd	Inbound Tour Operators	500,000	100.00
PROPERTY GROUP			
Asian Hotels and Properties Ltd - Crescat Residencies/Crescat Boulevard	Developer and Manager of Integrated Properties	2,213,876,430	83.80
JK Capital (Pvt) Ltd	Property Developers	240,000,000	100.00
Keells Realtors Ltd	Owner of Land and Building	75,000,000	92.06
FOOD AND BEVERAGE GROUP			
Manufacturing			
Ceylon Cold Stores Ltd	Manufacturer and Distributor of Carbonated Soft drinks, Frozen Desserts, Processed Meats, Milk and Holding company of JayKay Marketing Services (Pvt) Ltd.	172,800,000	57.08
Keells Food Products Ltd	Manufacturer and Distributor of Raw and Processed Meat Products.	50,000,000	73.32
Retail			
Crescat Restaurants (Pvt) Ltd	Restaurant Franchisee for "Delifrance"	4,000,000	83.80
JayKay Marketing Services (Pvt) Ltd	Supermarket Operator	398,000,000	57.08
Keells Restaurants (Pvt) Ltd	Restaurant Franchisee for "Pizza Hut"	46,000,000	100.00
FINANCIAL SERVICES GROUP			
John Keells Stock Brokers (Pvt) Ltd	Share Broking Services	7,500,000	81.76
Nations Trust Bank Ltd	Commercial Banking and Leasing Operations	1,257,860,040	29.90
Union Assurance Ltd	Life and General Insurance Underwriters	250,000,000	36.96
INFORMATION TECHNOLOGY GROUP			
InfoMate (Pvt) Ltd	IT Enabled Services	20,000,000	100.00
John Keells Business Systems (UK) Ltd	Software Development Services (UK)	9,507	100.00
John Keells Computer Services (Pvt) Ltd	Software Services	96,500,000	100.00
John Keells Office Automation (Pvt) Ltd	Dealers in Office Automation Equipment	5,000,000	100.00
John Keells Software Technologies (Pvt) Ltd	Marketer of Software Packages	8,000,000	100.00
Keells Business Systems Ltd	System Integration Solutions	15,000,000	100.00
OTHERS			
J K Packaging (Pvt) Ltd	Printing and Packaging Services Provider for the Export Market	14,500,000	100.00
John Keells (Teas) Ltd	Manager of Bought Tea Factories and Others	120,000	100.00
John Keells Holdings Ltd	Group Holding Company and Function Based Services	4,000,069,930	-
John Keells Ltd	Commodity Brokers	152,000,000	76.00
John Keells Singapore (Pte) Ltd	International Trading Services	9,638,000	80.00
John Keells Warehousing (Pvt) Ltd	Warehousing of Rubber and Tea	120,000,000	76.00
Keells Consultants Ltd	Company Secretarial Services to the Group	160,000	98.13
Mackinnon and Keells Financial Services Ltd	Renting of Office Space	10,800,000	99.81
Mortlake Ltd	Investment Company	3,000	100.00
Nexus Networks (Pvt) Limited	Operator of a Loyalty Card Programme	100,000	99.99
Tea Smallholder Factories Ltd	Owner and Operator of Factories for Tea Smallholders	150,000,000	37.62
Whittall Boustead Ltd - Printing Division	Printing and Packaging Services for the Local Market	99,188,800	99.96
Whittall Boustead Ltd - Real Estate Division	Company Secretarial Services and Renting of Office Space	99,188,800	99.96

Accrual Basis

Recording Revenues & Expenses in the period in which they are earned or incurred regardless of whether cash is received or disbursed in that period.

Capital Employed

Shareholders' Funds plus Minority Interest and Debt.

Capital Structure Leverage

Average Total Assets divided by Average Shareholders Equity.

Cash Earnings per Share

Profit After Tax adjusted for Non-Cash Items minus Share of Associate Company Profits plus Dividends from Associate Companies divided by the weighted average number of ordinary shares in issue during the period.

Cash Interest Cover

Cash Flow from Operations before Working Capital Changes divided by Cash Interest Payment.

Cash Interest and Tax Cover

Cash Flow from Operations before Working Capital Changes divided by Cash Interest and Tax Payments.

Cash Ratio

Cash plus Short Term Investments divided by Current Liabilities.

Common Earnings Leverage

Profit Attributable to Shareholders' divided by Profit After Tax.

Contingent Liabilities

A condition or situation existing at the Balance Sheet date due to past events, where the financial effect is not recognised because:

1. the obligation is crystalised by the occurrence or non occurrence of one or more future events or,
2. a probable outflow of economic resources is not expected or,
3. it is unable to be measured with sufficient reliability.

Current ratio

Current Assets divided by Current Liabilities.

Debt / Equity Ratio

Debt as a percentage of Shareholders' Funds and Minority Interest.

Diluted EPS

Profit Attributable to Shareholders' divided by the weighted average number of ordinary shares in issue during the period adjusted for options granted but not exercised.

Dividend Payout Ratio

Total Dividend as a percentage of Company Profits adjusted for Non-Cash gains/losses.

Dividend Yield

Dividend per share as a percentage of the Share Price at the end of the period.

Earnings per Share

Profit Attributable to Shareholders' divided by the weighted average number of ordinary shares in issue during the period.

EBIT

Earnings before Interest and Tax (includes Other Operating Income).

EBIT Margin

EBIT divided by Turnover inclusive of share of Associate Company Turnover.

EBITDA

Earnings before Interest, Tax, Depreciation and Amortisation.

Effective Rate of Taxation

Tax expense divided by Profit before Tax.

EV (Enterprise Value)

Market Capitalisation plus Net Debt.

Financial Leverage Multiplier

Total Assets divided by the Shareholders' Funds plus minority interest.

Interest Cover

Consolidated Profit before Interest and Tax over Finance Expenses.

Long Term Debt to Total Debt

Long Term Loans as a percentage of Total Debt.

Market Capitalisation

Number of shares in issue at the end of period multiplied by the market price at end of period.

Market Value Added

Market Capitalisation minus Sharholder's Funds.

Net Assets

Total Assets minus Current Liabilities minus Long Term Liabilities minus Minority Interest.

Net Assets per Share

Net Assets over number of Ordinary Shares in issue.

Net Debt

Total Debt minus (Cash plus Short Term Deposits).

Net Profit Margin

Profit after Tax divided by Turnover inclusive of share of Associate Company Turnover.

Net Working Capital

Current Assets minus Current Liabilities.

Pre-tax Return on Capital Employed

Consolidated Profit before Interest and Tax as a percentage of Average Capital Employed.

Price Earnings Ratio

Market Price per Share (diluted) over Earnings per Share.

Price to Book Ratio

Market Price per Share (diluted) over Net Asset Value per Share.

Property, Plant and Equipment Turnover

Turnover excluding share of Associate Company Turnover divided by average Property, Plant and Equipment balances.

Quick Ratio

Cash plus Short Term Investments plus Receivables, divided by Current Liabilities.

Return on Assets

Profit After Tax divided by the Average Total Assets.

Return on Equity

Profit attributable to Shareholders as a percentage of Average Shareholders' Funds.

Sales to Assets Ratio / Total Asset Turnover

Turnover including share of Associate Company Turnover divided by Average Total Assets.

Share Turn Ratio

Total volume of Shares traded during the year divided by average number of Shares in issue.

Shareholders' Funds

Total of issued and fully paid Share Capital, Capital Reserves and Revenue Reserves.

Total Debt

Long Term Loans plus Short Term Loans and Overdrafts.

Total Equity

Shareholders' Funds plus Minority Interest.

Total Shareholder Return

(P1 + P0 +D) / P0 x 100

P1 = Market Price at the end of the Financial Year

P0 = Market Price at the end of the previous Financial Year

D = Dividend for the Year

Total Value Added

The difference between net revenue (including other income) and expenses, cost of materials & services purchased from external sources.

NOTICE OF MEETING

Notice is hereby given that the Twenty Seventh Annual General Meeting of John Keells Holdings Limited will be held on Friday, 30th June 2006 at 10.00 a.m. at the Ceylon Chamber of Commerce, Nawam Mawatha, Colombo 2.

The business to be brought before the meeting will be:

- to read the notice convening the meeting
- to confirm the Minutes of the Twenty Sixth Annual General Meeting of the Company held on 24th June 2005
- to confirm the Minutes of the Extraordinary General Meeting of the Company held on 24th June 2005
- to receive and consider the Report of the Directors and the Statement of Accounts for the Financial Year ended 31st March 2006 and the Auditors' Report thereon
- to declare a final dividend of 10% as recommended by the Board of Directors
- to re-elect as Director, Mr. S Enderby, who retires in terms of Article 91 of the Articles of Association of the Company.
- To re-elect as Director, Mr. M V Muhsin, who retires in terms of Article 91 of the Articles of Association of the Company.
- to re-elect as Director, Mr. A D Gunewardene, who retires in terms of Article 84 of the Articles of Association of the Company.
- to re-elect as Director, Mr. J R F Peiris, who retires in terms of Article 84 of the Articles of Association of the Company.
- to authorise the Directors to determine and make donations.
- to re-appoint Auditors and to authorise the Directors to determine their remuneration.
- to consider any other business of which due notice has been given.

Notes:

i. A member unable to attend is entitled to appoint a Proxy to attend and vote in his/her place.

ii. A Proxy need not be a member of the Company.

iii. A member wishing to vote by Proxy at the Meeting may use the Proxy Form enclosed.

iv. In order to be valid, the completed Proxy Form must be lodged at the Registered Office of the Company not less than 48 hours before the meeting.

v. The transfer books of the Company will be closed from 26th June 2006 to 30th June 2006, both days inclusive.

vi. Provided the final dividend as recommended by the Board is declared, it is proposed that the dividend warrants be posted on 30th June 2006.

By Order of the Board

JOHN KEELLS HOLDINGS LIMITED

Keells Consultants Limited
Secretaries

24 May 2006

I/We .... of

.... being a

member/s of John Keells Holdings Limited hereby appoint .... of

.... or failing him/her

MR. SUSANTHA CHAMINDA RATNAYAKE of Colombo, or failing him

MR. AJIT DAMON GUNEWARDENE of Colombo, or failing him

MR. GERARD SUMITHRA ABEYWARDENE GUNESEKERA of Colombo, or failing him

MR. JAMES RONNIE FELITUS PEIRIS of Colombo, or failing him

MR. EMMANUEL FRANKLYN GAMINI AMERASINGHE of Colombo, or failing him

MR. SARAVANAMUTHU EASPARATHASAN of Colombo, or failing him

MR. NIHAL CHANDRA VITARANA of Colombo, or failing him

MR. TARUN DAS of India, or failing him

MR. STEVEN ENDERBY of India, or failing him

MR. MOHAMED VAZIR MUHSIN of USA

as my/our proxy to represent me/us and vote on my/our behalf at the Twenty Seventh Annual General Meeting of the Company to be held on Friday, 30th June 2006 at 10.00 a.m. and at any adjournment thereof, and at every poll which may be taken in consequence thereof.

Signed on this .... day of .... Two Thousand and Six.

....
Signature/s of Shareholder/s

NOTE:

INSTRUCTIONS AS TO COMPLETION OF PROXY FORM ARE NOTED ON THE REVERSE THEREOF.

FORM OF PROXY

INSTRUCTIONS AS TO COMPLETION OF PROXY

1. Please perfect the Form of Proxy by filling in legibly your full name and address, signing in the space provided and filling in the date of signature.

2. The completed Form of Proxy should be deposited at the Registered Office of the Company at No. 130, Glennie Street, Colombo 2, not later than 48 hours before the time appointed for the holding of the Meeting.

3. If the Form of Proxy is signed by an Attorney, the relevant Power of Attorney should accompany the completed Form of Proxy for registration, if such Power of Attorney has not already been registered with the Company.

4. If the appointer is a company or Corporation, the Form of Proxy should be executed under its Common Seal or by a duly authorised officer of the company or Corporation in accordance with its Articles of Association or Constitution.

5. If this Form of Proxy is returned without any indication of how the person appointed as Proxy shall vote, then the Proxy shall exercise his/her discretion as to how he/she votes or, whether or not he/she abstains from voting.

Please fill in the following details:

Name : ....

Address : ....

....

....

Jointly with : ....

Share Folio No. : ....

To request information or submit a comment/query to the Company, please complete the following and return this page to -

Head of Investor Relations,
John Keells Holdings Limited,
P.O. Box 76,
130, Glennie Street,
Colombo 02, Sri Lanka.

Name : ....

Permanent Mailing Address : ....

....

Contact Numbers - (Tel) : ....
Country Code Area Code Number

- (Fax) : ....
Country Code Area Code Number

E-mail : ....

Name of Company (If Applicable) : ....

Designation (If Applicable) : ....

Company Address (If Applicable) : ....

....

Queries / Comments

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29th May 2006

Dear Sir/Madam,

CAPITALISATION OF RESERVES AND ISSUE OF BONUS SHARES

The Board of Directors of your Company is pleased to recommend to the shareholders a Bonus Issue of 57,163,177 fully paid ordinary shares of Rs. 10/- each to the holders of ordinary shares in the Company as at end of trading on 13th June 2006 in the proportion of one (1) new ordinary share for every seven (7) existing ordinary shares held, by capitalising a sum of Rupees Five Hundred & Seventy One Million Six Hundred & Thirty One Thousand Seven Hundred & Seventy (Rs. 571,631,770/-) being part of the total amount of Rupees Five Billion Two Hundred & Eight Million Five Hundred & Sixty Nine Thousand only (Rs. 5,208,569,000/-) standing to the credit of the share premium account in the books of the Company as at 30th April 2006.

These new shares, upon allotment, will rank pari passu in all respects with the existing issued ordinary shares of the Company, subject to approval of the shareholders, and in any dividend declared after the date of issue. The new shares will not be entitled to the 10% final dividend for the year ended 31st March 2006 which is to be declared at the Annual General Meeting (AGM) to be held on 30th June 2006.

In allocating Bonus Shares the shareholding of the shareholder, as appearing in the Central Depository Systems (Pvt.) Ltd. (CDS) and the Shareholders Register maintained by the Company will be aggregated in so far as the identity of such shareholders is verifiable from the information available with the Company.

Fractional entitlements of ordinary shares will not be allotted to the relevant shareholders. Instead, the sum total of each fraction of shares will be allotted to the person(s) nominated as Trustees by the Directors. These shares will subsequently be sold and the net sale proceeds will be distributed to the members in the proportion of their fractional entitlement.

An application has been made to the Colombo Stock Exchange for a quotation of the new ordinary shares and this application has been approved in principle. Once the requisite resolution has been passed by the shareholders, the Board will allot the new shares and issue Letters of Allotment to the shareholders according to their entitlement with provision for splitting and renunciation.

Please see your Letter of Allotment for instructions, which will be posted to you after the Extraordinary General Meeting to be held for this purpose.

The Share Certificates will be issued within 7 market days from the last date of renunciation.

The requisite resolution to give effect to the above mentioned Bonus Issue is set out in the attached Notice convening the Extraordinary General Meeting. Members who are unable to attend the meeting in person are requested to complete the enclosed Form of Proxy (in accordance with the instructions specified therein) and deposit it at the registered office of the Company not less than 48 hours before the time appointed for the meeting.

BY ORDER OF THE BOARD
JOHN KEELLS HOLDINGS LIMITED
SECRETARIES
KEELLS CONSULTANTS LIMITED

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Shareholders of the Company will be held on 30th June 2006 at the Ceylon Chamber of Commerce, Nawam Mawatha, Colombo 2, immediately after the Annual General Meeting of the Company for the purpose of considering and if thought fit, passing

AS AN ORDINARY RESOLUTION TO CAPITALISE RESERVES AND TO ISSUE SAME AS BONUS SHARES

"That a sum of Rupees Five Hundred & Seventy One Million Six Hundred & Thirty One Thousand Seven Hundred & Seventy (Rs. 571,631,770/-) being part of the total amount standing to the credit of the Share Premium Account in the books of the Company as at 30th April 2006 be appropriated as capital to and amongst the Shareholders or to their nominees as at end of trading on 13th June 2006 in accordance with the respective rights to which they are entitled upon a capitalisation of Reserves and be applied in paying up in full on behalf of the said Shareholders 57,163,177 ordinary shares of Rupees Ten (Rs.10/-) each in the capital of the Company, thereby increasing the Issued Share Capital from Rupees Four Billion One Million Four Hundred & Twenty Two Thousand Four Hundred. (Rs.4,001,422,400/-) to Rupees Four Billion Five Hundred & Seventy Three Million Fifty Four Thousand One Hundred & Seventy (Rs. 4,573,054,170/-) and that such Ordinary Shares be issued and distributed as fully paid Ordinary Shares amongst such shareholders or their nominees in the proportion of one (1) new Ordinary Share for every seven (7) Existing Ordinary Shares of Rupees Ten (Rs.10/-) each held as at the said date, in satisfaction of their respective share and interest in the said capitalised sum and so that the new Ordinary Shares shall be issued on terms that the new Ordinary Shares so issued shall rank pari passu in all respects, including the right to participate in any dividend declared after their issue, with the existing issued Ordinary Shares of Rs.10/- each in the capital of the Company. The new shares will not be entitled to the 10% final dividend for the year ended 31st March 2006 which has been declared at the Annual General Meeting (AGM) on 30th June 2006.

BY ORDER OF THE BOARD
JOHN KEELLS HOLDINGS LIMITED
SECRETARIES
KEELLS CONSULTANTS LIMITED
Colombo
29th May . 2006

Note : A Member who is unable to attend the meeting is entitled to appoint a proxy to attend and vote in his or her place. A proxy need not be a member of the Company. A Form of Proxy accompanies this Notice.

FORM OF PROXY

I / We the undersigned, ... of

.... being a member / s of

John Keells Holdings Limited hereby appoint :

....

of .... or failing him / her

MR. SUSANTHA CHAMINDA RATNAYAKE	of Colombo or failing him
MR. AJIT DAMON GUNEWARDENE	of Colombo or failing him
MR. GERARD SUMITHRA ABEYWARDANE GUNESEKERA	of Colombo or failing him
MR. JAMES RONNIE FELITUS PEIRIS	of Colombo or failing him
MR. TARUN DAS	of Colombo or failing him
MR. SARAVANAMUTHU EASPARATHASAN	of Colombo or failing him
MR. EMMANUEL FRANKLYN GAMINI AMERASINGHE	of Colombo or failing him
MR. NIHAL CHANDRA VITARANA	of Colombo or failing him
MR. STEVEN ENDERBY	of India or failing him
MR. MOHAMED VAZIR MUHSIN	of the United States of America

as my / our proxy to represent me / us and vote on my / our behalf at the Extraordinary General Meeting of the Company to be held at the Ceylon Chamber of Commerce, Nawam Mawatha, Colombo 2 immediately after the Annual General Meeting of the Company on Friday 30th June 2006, and at any adjournment thereof, and at every poll which may be taken in consequence thereof.

I/We, the undersigned, hereby direct my / our proxy to vote for me / us and on my / our behalf on the specified Resolution as indicated by the letter "X" in the appropriate cage:

	For	Against
ORDINARY RESOLUTION		
CAPITALISATION OF RESERVES AND ISSUE OF BONUS SHARES	☐	☐

Signed on this .... day of .... in the year Two Thousand and Six.

....

Signature of Shareholder

NOTE : INSTRUCTIONS AS TO COMPLETION OF PROXY FORM ARE NOTED ON THE REVERSE HEREOF.

INSTRUCTIONS AS TO COMPLETION OF PROXY

1. Please perfect the Form of Proxy after filling in legibly your full name and address, by signing in the space provided and filling in the date of signature.

2. Please return the completed Form of Proxy to the Company, after indicating your instructions by letter "X" in the box given against the resolution in the body of the form overleaf. If there is any doubt as to how the Proxy should vote, the Proxy holder will vote as he/she thinks fit.

3. The completed Form of Proxy should be deposited at the Registered Office of the Company, 130, Glennie Street, Colombo 2, not later than 48 hours before the time appointed for the holding of the Meeting.

4. If the Form of Proxy is signed by an Attorney, the relative Power of Attorney should accompany the completed Form of Proxy for registration, if such Power of Attorney has not already been registered with the Company.

5. If the Shareholder is a company or a body corporate, the Form of Proxy should be executed under its Common Seal in accordance with its Articles of Association or Constitution.

CORPORATE INFORMATION

Name of Company

[illegible]

[illegible]

GDRs listed on the Luxembourg Stock Exchange

[illegible]

Bankers

[illegible]

Bank of Ceylon

Citibank N.A.

Commercial Bank

Deutsche Bank A.G.

[illegible]

Hatton National Bank

Hongkong and Shanghai Banking Corporation

Merchant Bank of Sri Lanka

Nations Trust Bank

NDB Bank

Pan Asia Bank

[illegible]

Sampath Bank

Seylan Bank

Standard Chartered Bank

Union Bank of Colombo

Depository for GDRs

Citibank N.A.

New York

Registered Office of the Company

130 Glennie Street

Colombo 2

Sri Lanka

[illegible]

Sri Lanka

[illegible]